Form 20-F
period 1999-12-31
ARYT INDUSTRIES LTD
filed 2000-07-17
CIK 785938

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[ ] Registration statement pursuant to Section 12 (b) or 12 (g) of the
    Securities Exchange Act of 1934

                                      or

[X] Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange
    Act of 1934

    For the fiscal year ended December 31, 1999

                                      or

[ ] Transition report pursuant to Section 13 or 15 (d) of the Securities
    Exchange Act of 1934

    For the transition period from _______________ to __________________

                        Commission file number # 15038

                             ARYT INDUSTRIES, LTD.

   (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name Into English)

                                    ISRAEL
                (Jurisdiction of Incorporation or Organization)

            7 Haplada Street, P.O. Box 969, Or Yehuda 60256 ISRAEL
            ------------------------------------------------------
                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

     Title of each class             Name of each exchange on which registered

             N/A                                           N/A

Securities registered or to be registered pursuant to Sections 12(g) of the
Act:

         Ordinary Shares, par value 1.00 New Israeli Shekels per share
         -------------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   Ordinary Shares, par value 1.00 New Israeli Shekels per share: 43,333,781
   -------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_] Item 18 [X]

(applicable only to issuers involved in bankrupcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents reports required to be filed by section 12,13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [  ]   No [  ]

References in this Annual Report to NIS or Shekels are to New Israeli Shekels and references to U.S. Dollars, Dollars, U.S.$ or $ are to United States Dollars.

                                    PART I

Item 1.   DESCRIPTION OF BUSINESS

        Aryt Industries, Ltd. is an Israeli holding company and since January 2000, we have been actively seeking investment opportunities in emerging technology companies. We intend to be actively involved in leveraging our business, product development and marketing experience to assist such companies achieving their growth potential and accelerating their growth in value. As of June 30, 2000 we have invested in three start up technology ventures.

         In addition, through our subsidiaries, Reshef Technologies Ltd. ("Reshef") and Amcoram Ltd. ("Amcoram"), we are engaged in developing, manufacturing and marketing sophisticated electronics products for the military market.

         Civil Technology Market

         In January 2000, we embarked on a new policy of actively seeking investment opportunities in high technology companies and as of June 30, 2000 we have invested in three technology companies as follows:

         Voice Diary Ltd. In January 2000, we purchased 10% of the issued and outstanding shares of Voice Diary Ltd. ("Voice Diary") and received an option to purchase an additional 10% of Voice Diary, in consideration of our providing Voice Diary with a $150,000 line of credit to be drawn upon until January 1, 2000. Our option is exercisable for a period of 1 year at an exercise price of $100,000. Voice Diary is engaged in the development of a palm diary activated by voice and intended for users with sight impairment.

         Sensotech Ltd. In April 2000, we purchased 25% of the issued and outstanding shares of Sensotech Ltd. ("Sensotech") for $1 million and also received warrants to purchase an additional approximately 15% of the share capital of Sensotech. The warrants are exercisable for a period of two years at an exercise price of between $1 million to $1.2 million. Sensotech is engaged in the development and marketing of patented non-contact ultrasound sensors for the car, train and elevators industries. Sensotech has developed a novel way of using ultrasound energy for smart sensing. We believe such technology is the most advanced in the market. Currently, Sensotech is negotiating possible co-operation agreements with leading firms in the automotive business.

         OfficeCore.com In May 2000, we entered into a Share Purchase Agreement with OfficeCore.com Ltd. ("OfficeCore") for the purchase of 800 to 2,932 Preferred B Shares representing between 13% and 37% of the issued and outstanding share capital of OfficeCore. The purchase price will be between $200,000 and $800,000, depending upon the number of shares purchased. OfficeCore is an Israeli company engaged in the development of complete internet work environments, primarily for small and medium sized businesses. Their products include office applications, customer relationship management, e-commerce, web site management, inventory management and certain additional modules. OfficeCore services may be accessed from cellular devices. OfficeCore's strategy is to enable small business users to rent applications tailored to their needs via the internet at significant cost and human resources savings. OfficeCore is planning to release the "beta" version of its service and anticipates ramping up to providing full end-user services during the third quarter of 2000.

         In January 2000, we sold our interest in Telegate Ltd. ("Telegate") to Terayon Communication Systems, Inc. ("Terayon") in exchange for approximately 220,000 shares of Terayon common stock and approximately $160,000 in cash. Of the Terayon shares we received, 16,000 are held in escrow by Terayon to secures certain rights of Terayon and are to be released from escrow in January 2001, assuming no claim is made against the escrowed shares. As a result of this sale we realized a capital gain of $13.03 million. As of June 30, 2000, we sold approximately 200,000 of our Terayon shares at an average price of $203 per share for aggregate proceeds of $40.06 million. As a result of this sale we had a profit on the sale of marketable securities of $35.38 million during the first quarter of 2000.

         We intend to continue to seek additional investment opportunities in promising technology companies.

         Military Defense Industry

         Through our subsidiary Reshef, we are engaged in the development, manufacture and sale of electronic fuzes designed to control the detonation of munitions. Amcoram is engaged in the development, manufacture and sale of laser warning systems, computerized firing systems and opto-mechanical and opto-electrical instruments, all for various military applications. Both Reshef and Amcoram have ISO 9000 security standard certificates.

         On June 19, 2000, Reshef entered into a Share Purchase Agreement with Soltam Systems, Ltd. ("Soltam") and into an Activity Purchase Agreement with Soltam's subsidiary, K.M. Fuzes Engineering, Ltd. ("Soltam Fuze"). Pursuant to the agreement, Soltam will purchase from Reshef newly issued shares of Reshef, representing 26% of Reshef, for $1.5 million and Reshef will purchase from Soltam Fuze all of its operations relating to the development, manufacturing and sale of electronic fuzes, for $1.5 million. The closing of this transaction is subject to certain contingencies, including the receipt of various Israeli regulatory approvals.

         General

         We were incorporated under the laws of the State of Israel in 1979 under the name "Ranly Investments Limited" and commenced our operations in 1981. We changed our name three times and adopted our current name in July 1992. Our principal offices are located at 7 Haplada Street, P.O. Box 696, Or Yehuda, 60256, Israel. Unless the context indicates otherwise, "Aryt", the "Company", "we" and "our" refer collectively to Aryt Industries, Ltd. and our subsidiaries and affiliated companies.


           (The remainder of this page was intentionally left blank)

Below is our organizational chart as of June 30, 2000.

         -----------------------------------------------------------------------------------
         |                                                                                  |
         |                  ARYT INDUSTRIES LTD.*                                           |
         -----------------------------------------------------------------------------------
                                      |                                         |
                                      |                                         |
                          ------------------------------                        |
                          |      Defense Sector         |                       |
                100%***   |                             |100%                   |
                          |                             |                       |
                 ---------------------        ---------------------             |
                 |Reshef Technologies |       |    Amcoram**      |             |  Civil Technology
                 |       Ltd.         |       |                   |             |  Sector
                 ---------------------        ---------------------             |
                                                                                |
                                                                                |
                      -----------------------------------------------------------------
                      |                             |                                  |
                  10% |                         25% |                               13%|
                      |                             |                                  |
     --------------------                 -----------------              ----------------------
    | Voice Diary Ltd.  |                |  Sensotech Ltd. |            |   Office Core Ltd.   |
     --------------------                 -----------------              ----------------------


* The Company has three inactive subsidiaries, G>S>T., Ltd., DT Industries, Inc., and Indofinance, Ltd. The above chart does not include transactions, which have not closed as of June 30, 2000.

** Amcoram has one inactive subsidiary, Amcoram Technologies (1993) Gmbh.

***  Certain employees of Reshef hold under 1% of Reshef's share capital

ARYT INDUSTRIES, LTD.

         Aryt Industries, Ltd. is an Israeli holding company and since January 2000, we have been actively seeking investment opportunities in emerging technology companies. We intend to be actively involved in leveraging our business, product development and marketing experience to assist such companies achieving their growth potential and accelerating their growth in value. As of June 30, 2000 we have invested in three start up technology ventures.

         In addition, through our subsidiaries Reshef and Amcoram we are engaged in developing, manufacturing and marketing sophisticated electronics products for the military market.

         Technology Investments

         In January 2000, we embarked on a new policy of actively seeking investment opportunities in high technology companies and as of June 30, 2000 we have invested in three technology companies as follows:

         Voice Diary Ltd. In January 2000, we purchased 10% of the issued and outstanding shares of Voice Diary Ltd. ("Voice Diary") and received an option to purchase an additional 10% of Voice Diary, in consideration of our providing Voice Diary with a $150,000 line of credit to be drawn upon until January 1, 2000. Our option is exercisable for a period of 1 year at an exercise price of $100,000. Voice Diary is engaged in the development of a palm diary activated by voice and intended for users with sight impairment.

         Sensotech Ltd. In April 2000, we purchased 25% of the issued and outstanding shares of Sensotech Ltd. ("Sensotech") for $1 million and also received warrants to purchase an additional approximately 15% of the share capital of Sensotech. The warrants are exercisable for a period of two years at an exercise price of between $1 million to $1.2 million. Sensotech is engaged in the development and marketing of patented non-contact ultrasound sensors for the car, train and elevators industries. Sensotech has developed a novel way of using ultrasound energy for smart sensing. We believe such technology is the most advanced in the market. Currently, Sensotech is negotiating possible co-operation agreements with leading firms in the automotive business.

         OfficeCore.com In May 2000, we entered into a Share Purchase Agreement with OfficeCore.com Ltd. ("OfficeCore") for the purchase of 800 to 2,932 Preferred B Shares representing between 13% and 37% of the issued and outstanding share capital of OfficeCore. The purchase price will be between $ 200,000 and $ 800,000 depending upon the number of shares purchased. OfficeCore is an Israeli company engaged in the development of complete internet work environments primarily for small and medium sized businesses. Their products include office applications, customer relationship management, e-commerce, web site management, inventory management and certain additional modules. OfficeCore services may be accessed from cellular devices. OfficeCore's strategy is to enable small business users to rent applications tailored to their needs via the internet at significant cost and human resources savings. OfficeCore is planning to release its "beta" version of its service and anticipates ramping up to providing full end-user services during the third quarter of 2000.

         We intend to continue to seek additional investment opportunities in promising technology companies.

RESHEF

General

         Reshef was incorporated in 1984, under the laws of the State of Israel, as Reshef Ammunition Ltd. Reshef is engaged in the development, manufacture, marketing and sales of electronic fuzes for military applications. Reshef changed its name to Reshef Technologies, Ltd. in 1988. Pursuant to the Soltam transaction, which is currently pending, Soltam will receive 26% of the share capital of Reshef.

Products

         Reshef markets and sells an advanced line of precision fuze detonation products which control ammunition detonation, based on either precision time after firing or accurate target proximity above ground. All products are based upon proprietary technology developed by Reshef.

Sales

         Reshef sells its products to the Israeli Defense Forces ("IDF") and to certain foreign customers. Sales to our direct foreign customers are carried out through non-exclusive agents, who operate in various geographical territories to procure orders for Reshef on a commission basis with commissions ranging from 3% to 5% of each order.

         In 1999, Reshef's revenues generated from the sale of fuzes amounted to $3.27 million compared with $3.46 million in 1998 and $8.25 million in 1997.

Supplies

         Reshef purchases certain components from subcontractors but is not dependent on any sole source of supply. To date, Reshef has not experienced difficulty in obtaining components for the assembly of its products. Because of the military applications of most of its products, Reshef must obtain export and import licenses for most of the components it uses and export approval for sales to foreign customers. To date, Reshef has not experienced major difficulties in obtaining any such permits, however, there can be no assurance that we will be able to obtain such permits in the future on a timely basis or at all. Reshef has ISO 9000 security standard certification.

Grants from the Office of the Chief Scientist

         The Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "Chief Scientist") is authorized to provide partial grants to finance specific research and development project costs. Reshef received Chief Scientist grants during 1999 in the amount of $50,000 compared to grants totaling approximately $163,000 in 1998. We have not applied for any Chief Scientist grants during 2000.

Competition.

         Because of the secrecy involved in weapons development, it is difficult to accurately determine the scope of potential competition for our products. The standard fuze type currently in general use is a mechanical one. Such fuzes are generally less expensive than the fuzes manufactured and sold by Reshef, but are also less effective and less accurate than our products. While barriers to entry in the ammunition fuze detonation business are high, there are a number of companies worldwide who manufacture comparable products to those produced by Reshef, many of which have substantially greater financial resources providing them with greater research, development and marketing capabilities. Our current competitors include Philips NV, Reunet S.A., NET, Borletti, Bulva, Accudyne Corp., Fuchs Electronic Ltd. and Thompson. We believe our products are more advanced and reliable than such products. In addition, our fuzes are competitively priced and we believe we are well positioned in the market.

AMCORAM, LTD.

         Amcoram was founded by Amcor, Ltd. in 1969. Amcoram presently develops, manufactures, markets and sells laser warning systems for tanks, ships and helicopters, computerized firing systems and opto-mechanical and opto-electrical instruments, all for various military applications including spherical vision periscopes for armored vehicles.

Products

         Amcoram develops, markets and sells the following lines of products. All products are based upon proprietary technology developed by Amcoram.

         Laser Warning Systems:     An advance warning system which alerts
combat personnel of Optic based weapons systems and can be mounted on mobile combat vehicles.

         Computerized Firing Ranges: An advanced computerized military target system designed to train military personnel in precision firing under field conditions with changing targets and conditions. The system places targets and reports on accuracy and other result parameters.

         Opto-Mechanical/ Opto-Electrical Instruments: Opto-mechanical and opto-electrical instruments for various military applications including spherical vision periscopes for armored vehicles.

Research, Development and Manufacturing

         Amcoram carries out its research, development and engineering of its products through Reshef on an arms-length basis. Amcoram has ISO 9000 security standard certification.

Supplies

         Materials and components used by Amcoram in its product manufacturing are generally available from a number of sources, and Amcoram has not experienced difficulties in obtaining said materials.

Sales and Marketing

         Amcoram's management believes that potential buyers of its products are the armed forces and original equipment manufacturers of weapon systems, which may integrate Amcoram's products into their own systems. Presently, Amcoram markets all its products to the Israeli Defense Forces. In 1999, Amcoram's sales revenues amounted to $3.63 million compared to $2.61 million in 1998, and $3.48 million in 1997.

ARYT INUSTRIES, LTD.

         Sales. The following is the breakdown of our sales on a consolidated basis, by Major Customers (including approximate percentage of total sales for each period):




                                                               YEAR ENDED DECEMBER 31
                                  -------------------------   --------------------------    -------------------------
                                         1 9 9 9                      1 9 9 8                      1 9 9 7
                                  -------------------------   --------------------------    -------------------------
                                  $ thousand        %         $ thousand         %          $ thousand        %
                                  -----------    ----------   ------------                  --S----------    ---------
 Foreign customer                    1,508          21.4          1,554          25.6           1,214         16.5
 Israel Ministry of Defense          3,737          53.1          2,681          44.1           5,546         47.3
 Other Israeli customer              1,796          25.5          1,838          30.3           4,399         36.2
 Others                                - -           - -            - -           - -             572          - -

                                  -----------    ----------   ------------     ---------    ------------    ---------
                                     7,041         100.0          6,073         100.0          11,731       100.0
                                  ===========    ==========   ============     =========    ============    =========


         The following is a breakdown of our sales by market segments on a consolidated basis (including the approximate percentage of total sales for each period):


                                                          YEAR ENDED DECEMBER 31
                              -------------------------     -------------------------    -----------------------
                                     1 9 9 9                       1 9 9 8                        1 9 9 7(1)
                              -------------------------     -------------------------   ------------------------
                               $ thousand        %           $ thousand        %          $ thousand       %
                              ------------    ---------     -----------     ---------    -----------    --------
 Military products and            7,041         100%           6,073           100         11,731         100
 sub-assemblies
                              ------------    ---------     -----------     ---------    -----------    --------
                                  7,041        100             6,073           100         11,731         100
                              ============    =========     ===========     =========    ===========    ========



         The following is a breakdown of our sales by geographic regions, on a consolidated basis, (including percentages of total sales for each period):


                                                           YEAR ENDED DECEMBER 31
                               ------------------------     ------------------------     -------------------------
                                      1 9 9 9                      1 9 9 8                      1 9 9 7
                               -----------------------     ------------------------     -------------------------
                               $ thousand       %          $ thousand        %           $ thousand        %
                               -----------    ---------    ------------    ---------    -------------   ----------
 U.S. and Canada                    - -          - -             - -          - -            1,216         10.4
 Asia                             1,083         15.4             837         13.8            1,829         15.6
 Israel                           5,533         78.6           4,518         74.4            8,482         72.3
 Europe                             425          6.0             718         11.8              204          1.7
                               -----------    ---------    ------------    ---------    -------------   ----------
                                  7,041          100           6,073        100             11,731        100
                               ===========    =========    ============    =========    =============   ==========


         Backlog. As of June 30, 2000, we had a backlog of orders of approximately $4.25 million of which substantially all ordered products are expected to be delivered by December 31, 2000. Of the aggregate backlog, 85% belongs to the Israeli Defense Forces and the remaining 15% to foreign customers and other Israeli customers.

         Research and Development. Our research and development efforts, involving approximately 7 employees as of June 30, 2000, are focused on development of new products and technologies, on quality and performance improvement of its existing products, and on upgrading our product line through the development of additional features and improved functionality. During 1999 we were involved in the development of certain features of our electronic fuze and computerized firing range products in addition to other research and development projects.

         Research and development activities are conducted through Reshef's engineering department located at its facilities in Or Yehuda, Israel.

         We have received and continue to seek external financing for development projects from the Chief Scientist, and from customers who participate in the costs of a particular project.

         The following is a breakdown of our R&D expenditures on a consolidated basis:

-------------------
1 During 1997 we had sales from discontinued operations (Communications & Telephone Equipment) in an amount of $448,000 (3.7% of our total sales for that year). This amount is mentioned in our Financial Statements see caption "Statement of Operations" under "income (loss) from discontinued operations".




                                                                   YEAR ENDED DECEMBER 31
                                     ---------------------------    --------------------------    -------------------------
                                             1 9 9 9                        1 9 9 8                      1 9 9 7
                                     ---------------------------    --------------------------     ------------------------
                                          $             %           $ thousand         %          $ thousand        %
                                      thousand
                                     ------------    -----------    -----------     ----------    -----------    ----------
Total Expenditure(1)                    895              12.7            942           15.5         1,775           15.1
Less Royalty Bearing Grants            (50)               5.5          (163)           17.3         (434)           24.4
incl. of Israeli Govt. &
Others(2)
                                     ------------    -----------    -----------     ----------    -----------    ----------
Net Expenditure(1)                       845            12.0           779            12.8          1,341           11.4
                                     ============    ===========    ===========     ==========    ===========    ==========

(1)  Percentage indicates item ratio to sales.

(2)  Percentage indicates item ratio to total R&D expenditure.

         The grant terms of the Chief Scientist prohibit our manufacture of developed products outside Israel or the transfer of technologies developed from the grants to any person without the prior written consent of the Chief Scientist. Although such approvals have been obtained in the past, there can be no assurance that we will be able to obtain such approvals in the future on a timely basis or at all.

         Royalties. We are required to make royalty payments to the Chief Scientist on the sale of our products developed in whole or in part through financing provided by the Chief Scientist, and to companies with whom we jointly developed certain products and which retain certain rights thereto.

         Under our research and development agreements with the Chief Scientist, we are required to pay royalties at the rate of 2% to 3% of sales of products developed with funds received from the Chief Scientist, up to the dollar-linked amount equal to 100%-150% of such grants. In the year ended December 31, 1999, we paid royalties totaling $34,000 compared to $146,000 in 1998 and $184,000 in 1997.

         In addition, we have received a participation grant from the Fund for Encouragement of Marketing Abroad (the "Fund") pursuant to which we are obligated to pay royalties at the rate of 3% per annum on our increase in exports of products marketed with the participation of the Fund.

         As of December 31, 1999, our total contingent liability with respect to royalties to the Chief Scientist and the Fund amounted to $2.44 million.

         Patent And Intellectual Property. We do not hold any patents with respect to our products or proprietary know-how, and are not presently seeking patent-protection in any country. We rely on a combination of copyright, trade secret and contractual restrictions as protection for our technology and products and consider most of our products proprietary. There can be no assurance, however, that such proprietary know-how and technology will not be independently developed. We rely more on our innovative skills and technical competence than on the legal protection of proprietary rights.

         Government Regulation. As Israeli corporations, sales and transfer of products, know-how and services of Reshef and Amcoram are regulated by the Ministry of Defense of the State of Israel. Under Israeli law, Reshef and Amcoram must obtain approval from the Ministry of Defense to export their products and know-how. Certain of Reshef's products contain US-made restricted components, and such products may require export permits from the relevant US authorities. To date, Reshef and Amcoram have not experienced major difficulties in obtaining such permits, however, there can be no assurance that we will be able to obtain such permits on a timely basis, or at all, in the future.

         Employees. As of June 30, 2000, we employed 88 persons, of whom 12 are engineers (practical engineers and technicians), 62 are assembly workers, and 14 are in administration, marketing and customer support.

         Neither we nor our employees are parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Labor Federation of Israel) and the Coordinated Bureau of Economic Organizations are applicable to us by order of the Israeli Ministry of Labor. These provisions mainly concern the length of the work day, minimum daily wages for professional workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissal of employees, determination of severance pay, and other terms of employment. Israeli law generally requires severance pay upon retirement or death of an employee, or termination of employment without due cause. Our severance pay liability for key employees is fully funded through managers' insurance policies and by accruals on our financial statements. The severance pay of certain employees is funded by regular contributions by us to external pension funds. We consider our employee relations to be satisfactory.

         The Year 2000. Year 2000 issues arise because many computerized systems use two digit rather than four digit to identify the year. In addition, similar problems may arise in some systems which use certain dates to represent something other than dates. The effect of the Year 2000 issue may be experienced before, on or after January 1, 2000, and if not addressed the impact on operations and financial reporting could affect our ability to conduct normal business operations.

         We expended approximately $120,000 to address our Year 2000 issues and we believe that all such issues have been resolved. However it is not possible to be certain that all aspects of the Year 2000 issue which may affect us have been fully foreseen or were fully resolved. To date we have not experienced any significant disruptions or product malfunctions or other indications of Year 2000 related problems.

         Group Structure

         We are currently considering altering the holding structure for one or more of our subsidiaries or investee companies. Such plans are still under consideration. In contemplation of such possible alteration, on May 31, 2000, we entered into a Memorandum of Understanding with Ram Zur Industries Ltd. ("Ram") and certain of its shareholders pursuant to which we are to purchase approximately 63% of Ram's share capital from Ram and its shareholders for NIS
7.35 million. In addition, at closing, the shareholders of Ram will purchase all of Ram's operations and assets in exchange for assuming all of Ram's current obligations. The closing of this transaction is subject to certain contingencies, including the receipt of various Israeli regulatory approvals. If such transaction closes, Ram could serve as a publicly traded (Tel Aviv Stock Exchange) vehicle through which we may directly or indirectly hold certain of our subsidiaries or investee companies.

         Special Considerations Applicable to Israeli Companies

         The following table sets forth the changes in the Israeli consumer price index, Israel inflation rate, Closing exchange rate of the U.S. Dollar, and Annual devaluation rate of the NIS.

         ----------------------------- ---------------- ---------------- ----------------- ----------------
                                           Israeli                           Closing           Annual
                                       Consumer price       Israel        exchange rate      devaluation
                  Year ended                Index       inflation rate     of the U.S.          rate
                 December 31,               (1)               (2)            dollar              (4)
                 ------------           ------------    --------------    -------------     ---------------
                                                                                (3)
                   1995                     129.4             8.1             3.135              3.9
                   1996                     143.1            10.6             3.251              3.7
                   1997                     153.1             7.0             3.536              8.8
                   1998                     166.3             8.6             4.160             17.6
         ----------------------------- ---------------- ---------------- ----------------- ----------------
                   1999                     168.5             1.3             4.153             (0.2)
         ----------------------------- ---------------- ---------------- ----------------- ----------------



         (1) For purpose of this table, the Israeli CPI figures use 1987 as base equal to 100. These figures are based on reports of the Israel Central Statistical Bureau.

         (2) Annual inflation is the percentage change in the Israeli CPI between December 31 of the year indicated and December 31 of the preceding year.

         (3) Closing exchange rate is the rate of exchange between the Israeli currency and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.

         (4) Annual devaluation is the percentage increase in the value of the dollar in relation to the Israeli currency during the year indicated.

         Except for the years 1997 and 1998, NIS devaluation rate relative to the dollar generally has not kept pace with the inflation rate, therefore, Israeli companies whose sales are made in U.S. Dollars, while their local costs are incurred in inflated Shekels, may be adversely affected.

         To offset the effects of inflation on the purchasing power of Israeli currency, the Israeli government has instituted "linkage" policies, also practiced by most private organizations. Through linkage, the amount of an obligation or payment is increased from time to time by an amount related to index changes, which may be the exchange rate of a foreign currency or a price index. The payee is thus compensated for any relative decline in the Israeli currency's purchasing power. Linkage adjustments may be based upon the total or only a specified percentage change in the index being used. Many obligations or payments in Israeli currency are linked to the U.S. Dollar or the CPI.

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the inflation rate in Israel is offset by the devaluation of the Shekel in relation to the U.S. Dollar. Inflation in Israel will have an adverse effect on our profitability if (i) we sell in U.S. Dollars or other foreign currencies and incur costs in inflated Shekels and if
(ii) our liabilities linked to the inflated Shekels are higher than our Dollar-linked assets, effects of such inflation may be offset by a shekel devaluation.

         Since exchange rates between the Shekel and the U.S. Dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results. For the years ended December 31, 1997, 1998 and 1999, such impact did not have a material effect on our operations. The caption "Financial expenses - net" in our financial statements includes the impact of these factors.

         Israel has an unfavorable balance of payments, due principally to defense expenditures, immigrant absorption, providing a minimum standard of living for its citizens, and maintaining a minimum level of net foreign reserves. Most of the deficit is covered by unilateral transfers, mainly from the U.S. Government and the private sector, and the balance through long-term loans. The increase in foreign investments, along with receiving loan guarantees from the U.S. Government, which lowers the cost of financing the deficit, means that the Israel economy should have no problem in financing the current account deficit.

Risk Factors

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS ANNUAL STATEMENT.


Risks Associated with Aryt

         Our Current and Anticipated Operating Losses

         We have a history of operating losses. We reported net losses of $1.87 million, $3.06 million and $6.67 million for the years ended December 31, 1999, 1998 and 1997, respectively. There can be no assurance that we will be successful in achieving operating profitability. If we fail to achieve operating profitability, our financial prospects could be materially adversely affected.

         Potential Fluctuations in Our Results

         We expect that our quarterly and annual operating results will fluctuate significantly due to many factors, a number of which are discussed in these "Risk Factors." Many of these factors are beyond our control. We do not believe that period -to-period comparisons of our operating results are necessarily meaningful nor should they be relied upon as indicators of our future performance. Additionally, if our operating results in one or more quarters do not meet the securities analysts' expectations, the price of our common stock could be materially adversely affected.

Risks Associated with Expansion and Anticipated Growth

         We intend to grow through the acquisition of additional companies in the military defense sector and through investment in emerging technology companies. This growth may place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. Many of our senior management have only recently joined us. These individuals have not previously worked together and are in the process of becoming integrated as a management team. Our ability to manage our anticipated future growth will depend on our:

     o   Ability to evaluate new markets;

     o   Monitor operations; and

     o   Control costs.

         We cannot assure you that we will be able to effectively or successfully manage our growth.

         Risks Related to Holding Company Structure

         We are a holding company and our material assets, other than existing cash and marketable securities, consist of the stock of our subsidiaries and investee companies. We have, in the past, relied on the issuance of convertible debentures, sale of equity securities and the receipt of shareholder and bank loans to generate the funds necessary to meet the obligations of our subsidiaries. The payment of dividends and the repayment of loans and advances by us to our subsidiaries are subject to statutory, taxation and other restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations.

Dependence upon Key Personnel

         Our success is dependent, in part, upon our key management personnel. In particular, we are dependent upon certain of our personnel, including Shmuel Bachar and Arieh Geller. The loss of services of Mr. Bachar, Mr. Geller or any of the other members of our senior management team could have a material adverse effect on our business. We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. Such employees are in great demand and are often subject to offers for competitive employment. There can be no assurance that we can retain our key managerial employees or that we can attract, integrate or retain such employees in the future.

Controlling Shareholders

         Two of our shareholders control, in the aggregate, approximately 41.71% of our outstanding capital stock, not including approximately 10.71% of our outstanding stock which is held by our subsidiary Amcoram. Such shareholders may be able to control the election of substantially all of our directors and the results of other shareholder votes. The exercise of the voting power by such shareholders may present conflicts of interest between them and the other owners of our capital shares. The concentration of ownership in us may have the effect of delaying, deferring or preventing a change in control of Aryt, a transaction which might otherwise be beneficial to shareholders.

Absence of Dividends

         Since 1993, we have not paid dividends on our Ordinary Shares and do not anticipate paying any such dividends in the foreseeable future. In addition, Our Series 3 Convertible Debentures contain certain restrictions on our ability to declare and pay dividends on our Ordinary Shares.

Devaluation and Currency Risks

         A material portion of our revenues and expenses are and will be denominated in non-U.S. currencies. In addition, in the future, we may acquire interests in entities that operate in countries where the expatriation or conversion of currency is restricted. We currently do not hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks. Because of our constantly changing currency exposure we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

Risks Associated With Our Military Defense Industry Business

         Risks of Reductions or Changes in Military Expenditures.

         Our primary military Defense customer is the Israeli Defense Forces through the Israeli Ministry of Defense, which represented approximately 47.6%, 44.4% and 59.8% of our sales for each of the years ended December 31, 1999, 1998, and 1997, respectively. It is not possible for us to predict future levels of defense spending and declines in Israeli military expenditures could materially adversely affect us and the results of our operations. In addition, Israel receives material amounts of aid and loans from the United States. As a condition to such aid, Israel is required to use a substantial portion of such funds to purchase products manufactured in the United States. As a result, in recent years, the Israeli military has reduced the scope and amount of its military purchases in Israel. This reduction has had, and is likely to continue to have, a negative effect on our business and results of operations, possibly materially. The impact of possible further declines in the level of Israeli defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, or cost reductions. The loss or significant curtailment of a material purchase program in which we participate could materially adversely affect our future results of operations and financial condition. In view of the uncertainty regarding the size, content and priorities of the annual Israeli military procurement schedule, our historical financial performance may not be indicative of future performance.

         Procurement and Other Related Laws and Regulations.

         We are subject to extensive and complex Israeli and foreign laws and regulations. These laws and regulations provide for ongoing audits and reviews of contract procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export and import of military equipment and related parts, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future military procurement programs for a period of time. Any such actions could have a material adverse effect on our results of operations and financial condition. Additionally, under applicable regulations and certain of our contracts, we are subject to audit and review by the Israeli Military as well as by certain of our customers. The costs and prices under such contracts may be subject to adjustment based upon the results of such audits. To date, such audits have not had a material effect on our results of operations or financial condition; however, no assurance can be given that future audits will not have a material adverse effect on our results of operations or financial condition.

         Licensing Requirements.

         Licenses are required from U.S. Government agencies for export from the United States of many of the parts incorporated in our products. In addition, both Israeli and United Sates regulations restrict the export of our products outside of Israel without the receipt of certain consents and approvals. Although to date we have not experienced any material problem in receiving the required import and export approval from the relevant governmental authorities, there can be no assurance that we will continue to be able to receive such approvals in a timely manner or at all. In the event we were unable to receive such approvals, our military defense business and results from operations would be adversely effected, possibly materially.

         Competitive Bidding.

         We obtain substantially all of our military contracts through either competitive bidding or sole-sourced procurement. Contracts from which we have derived and expect to derive a significant portion of our sales were or will be obtained through competitive bidding in which, in many instances, numerous bidders participated or will participate. There can be no assurance that we will continue to be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. Additionally, inherent in the procurement process is the risk that if a bid is submitted and a contract is subsequently awarded, actual performance costs may exceed the projected costs upon which the submitted bid or contract price was based. To the extent that actual costs exceed the projected costs on which bids or contract prices were based, our profitability could be materially adversely affected.

         Certain Other Risks.

         We, like many defense businesses, are subject to risks associated with uncertain cost factors related to scarce technological skills and components, the frequent need to bid on programs in advance of design completion (which may result in unforeseen technological difficulties and/or cost overruns), rapid obsolescence and the potential need for design improvement.

         Risks Associated with Manufacturing and Handling of Explosive
Materials.

         Certain of our products involve the manufacture and/or handling of a variety of explosive materials. From time to time in the past, such manufacturing and/or handling has resulted in explosive incidents which have temporarily shut down or otherwise disrupted certain of our manufacturing processes, thereby causing production delays. There can be no assurance that we will not experience such incidents in the future or that any such incidents will not result in production delays or otherwise have a material adverse effect on the Company's results of operations or financial condition.
         Supply of Key Raw Materials and Parts

         Key raw materials and electronic, electro-mechanical and mechanical components, subassemblies and subsystems which are integrated with our own manufactured parts and products are purchased from third parties. We closely monitor our sources of supply to attempt to assure an adequate supply of raw materials and other supplies needed in our manufacturing processes. While we do not rely on any sole source of supply, any disruption in our supply of such material or parts and assemblies could adversely affect our business and results of operations, possibly materially.

         Competition.

         We encounter intense competition for our military supply contracts from numerous other companies. Most of these companies have financial, technical, marketing, manufacturing, distribution and other resources substantially greater than ours. Our ability to compete for these contracts depends to a large extent on the effectiveness and innovativeness of our research and development programs and our ability to offer better performance at a competitive cost. In some instances, programs are sole sourced or work directed by the U.S. Government to a single supplier. There can be no assurance that we will be successful in competing for and obtaining military supply contracts in the future. If we fail to compete successfully, our business and results of operations will be materially adversely effected.

Risks Related to Investment in Emerging Technology Companies

         Dependence on Portfolio Companies

         Economic, governmental, industry and internal company factors outside our control affect each of our technology portfolio companies. If our technology portfolio companies do not succeed, the value of our assets could decline. The material risks relating to our portfolio companies include:

    oFluctuations in the market price of the common stock of future publicly-traded portfolio companies, which are likely to affect the value of our stock;

    oLack of the widespread commercial use of certain technologies associated with our portfolio company's products and services, which may prevent them from succeeding; and

    oIntensifying competition for the products and services that our portfolio companies offer, which could lead to the failure of some of our portfolio companies.

         Rapid Growth of Portfolio Companies

         Our portfolio companies have grown, and we expect them to continue to grow rapidly by adding new products and services and hiring new employees. This growth is likely to place significant strain on the portfolio companies' resources and on the resources we have to allocate to assist our portfolio companies.

         Uncertainty of Investor Interest in the High Technology Industry

         All of our civilian sector portfolio companies are involved in sectors of the technology industry. Therefore, our success depends on the ability of our portfolio companies and prospective portfolio companies to raise capital and grow their businesses. If the private capital markets for technology-related companies weaken for an extended period of time, such companies may not be able to raise funds. If this occurs, such companies could be materially adversely affected.

         Competition

         We face competition for investment opportunities from providers of investment banking services for seed stage companies, seed stage venture capital funds, private incubators, angel investor clubs and large corporations. Many of these competitors have greater financial resources and brand name recognition than we have. These competitors may limit our opportunity to secure new portfolio companies. If we cannot secure new attractive companies, our strategy to build a portfolio of technology companies may not succeed.

         Internet Valuations

         Certain of our portfolio companies are or may be dependent on the market for Internet-related technologies and services. If the market for Internet-related companies were to weaken for an extended period of time, the ability of such portfolio companies to grow and access the capital markets will be impaired.

         The development of the e-commerce market is in its early stages. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective medium for providing products and services, our current or future portfolio companies may not succeed. Their success depends on widespread market-acceptance of the Internet and e-commerce. A number of factors could prevent such acceptance, including the following:

         o The unwillingness of businesses and consumers to shift from traditional processes to e-commerce processes;

         o The necessary network infrastructure for substantial growth in usage of e-commerce may not be adequately developed;

         o Increased government regulation or taxation, or the issuance of a patent may adversely affect the viability of e-commerce;

         o Insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times for the users of e-commerce; and

         o Concern and adverse publicity about the security of e-commerce transactions.

         Protection of Proprietary Rights

         Our current and possibly future portfolio companies are inventing new ways of doing business. In support of this innovation, they will develop proprietary techniques, trademarks, processes and software. Although we anticipate that reasonable efforts will be taken to protect the rights to this intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these young companies and the demands of quick delivery of products and services to market, create risk that their efforts will prove inadequate. Further, the nature of Internet business demands that considerable detail about their innovative processes and techniques be exposed to competitors, because it must be presented on the web sites in order to attract clients. Some of our portfolio companies also license content from third parties. It is possible that we and our portfolio companies could become subject to infringement actions based upon the content licensed from third parties or based upon content they themselves invent or develop. We anticipate that our portfolio companies will generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect them. Any claims against us or our current or future portfolio companies concerning proprietary rights, with or without merit, could subject us and our portfolio companies to costly litigation and the diversion of their technical and management personnel. If we or our portfolio companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by us and our portfolio companies will increase and their profits, if any, will decrease. In addition, the inability of Aryt or its portfolio companies to secure licenses or other rights which are necessary to their business could materially and adversely affect such business.

         Need to Upgrade Systems to Meet Increased Demand

         Capacity limits on some of our current and future portfolio companies' technology, transaction processing systems and network hardware and software may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use. As traffic on our portfolio companies' Web sites continues to increase, our portfolio companies must expand and upgrade their technology, transaction processing systems and network hardware and software. Our portfolio companies may be unable to accurately project the rate of increase in the use of their Web sites. In addition, our portfolio companies may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their Web sites. If our portfolio companies are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our portfolio companies may be disrupted.

         Inability to Attract Loyal Base of Users

         Certain of our current or future portfolio companies may be particularly dependent on content to attract business. Our success depends upon the ability of these portfolio companies to deliver compelling Internet content to their targeted users. If our portfolio companies are unable to develop Internet content that attracts a loyal user base, the revenues and profitability of our portfolio companies could be impaired. Internet users can freely navigate and instantly switch among a large number of Web sites. Many of these Web sites offer original content. Thus, our portfolio companies may have difficulty distinguishing the content on their Web sites to attract a loyal base of users.

         Security Concerns

         We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If our portfolio companies that depend on such transactions do not add sufficient security features to their future product releases, our portfolio companies' products may not gain market acceptance or risk claims for damages resulting from such breaches of confidentiality. Despite measures which some of our current or future portfolio companies have or may take, they are potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents their security measures he or she could misappropriate proprietary information or cause an interruption in the operations of such company. Security breaches that result in access to confidential information could damage the reputation of such company and expose it to a risk of loss or liability.

         Rapid Technological Changes

         The markets in which our portfolio companies operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render our portfolio companies' existing technology or other products and services obsolete. Market growth and intense competition exacerbate these conditions. If our portfolio companies are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, our portfolio companies must adapt to their rapidly changing markets by continually improving the responsiveness, services and features of their products and services and by developing new features to meet the needs of their customers. Our success will depend, in part, on our portfolio companies' ability to license leading technologies useful in their businesses, enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our portfolio companies will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

Major Developments In The Political Or Economic Conditions In Israel Could Cause Our Business To Suffer

         Our Facilities and Resources are Located in Israel

         We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as our executive offices are located in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm our business. Since its establishment in 1948, the State of Israel has been and continues to be in a state of hostility with its neighbors, varying from time to time in intensity and degree. Some of our senior officers and key employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Fulfillment of these obligations may deprive us of key employees for extended periods of time.

         Inflation in Israel and devaluation of the NIS could have an impact on our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high compared to those in the United States and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer.

         Any Future Profitability May Be Diminished If Tax Benefits from the State of Israel Are Reduced or Withheld

         Pursuant to the Law for the Encouragement of Capital Investments, the Israeli government has granted "Approved Enterprise" status to certain of our existing capital investment programs. Consequently, we are eligible for tax benefits for the first several years in which we generate taxable income. Our future profitability may be diminished if all or a portion of these tax benefits are reduced. These tax benefits may be cancelled in the event of changes in Israeli government policies or if we fail to comply with requisite conditions and criteria. Currently the most significant conditions which we must continue to meet include making specified investments in fixed assets, maintaining the development and production nature of our facilities, and financing of at least 30% of these investments through the issuance of capital stock.

         Exchange Rate Fluctuations Between the U.S. Dollar and the NIS May Negatively Affect Our Earnings

         A significant portion of our research, development and production expenses are incurred in NIS. In addition, we have outstanding loans denominated in and dependent on NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. Dollar and the NIS.

                 (Remainder of Page Intentionally left blank)

Item 2.       DESCRIPTION OF PROPERTY

         The following is a description of our facilities:

         Aryt leases 3,900 square meters of office, laboratory and production space from an unaffiliated third party, in Or Yehuda, Israel, pursuant to a short-term lease. The lease is extendible for three additional one-year periods until August 2003. Our annual lease payments are approximately $540,000. We currently sublet approximately 1,800 square meters to a third party. We have exercised our option to terminate our lease of such 1,800 square meters effective November 1, 2000 and the sublease of that space will terminate as of October 31, 2000.

         In April 2000 we commenced leasing an additional 600 square meters in the Or Yehuda building. The lease terminates as of March 31, 2005 and we have an option to extend the lease for up to three additional one-year periods. Our annual lease payments for the additional space are approximately $96,000.

         In 1986, Reshef entered into a 49 year lease with the State of Israel, for approximately 1000 square meters of industrial space in Sderot, Israel, pursuant to a long-term lease. The lease payments for the entire period are NIS 19,117 and has been pre-paid in its entirety. Upon expiration of the lease, Reshef has an option to extend it for an additional period of up to 49 years.

         In addition, in February 2000 Reshef entered into a new lease for approximately 1000 square meters of industrial space in Sderot, Israel, pursuant to a short term lease for approximately NIS 6,400. The lease expires as of February 28, 2001, however, we have the option to extend it for up to seven additional one-year periods.

         We believe that our facilities in Israel are greater than required to support our current activities and anticipated growth.

                 (Remainder of page intentionally left blank)

Item 3.

LEGAL PROCEEDINGS

         Shareholder Litigation

         On November 2, 1999, a complaint was filed in the Tel Aviv District Court by certain of our shareholders against Aryt Industries, Ltd., Channon Associates Ltd., Gilad Shabtai, Yoram Oron and certain other parties (the "Defendants"). The suit alleges that the Defendants, other than Aryt, conspired to improperly take advantage of Aryt and its public shareholders for their own personal benefit by assigning or transferring certain of our rights in Telegate without receiving adequate consideration. In addition, the plaintiffs allege that the Defendants improperly diluted, or caused the dilution of, the value of Aryt by entering into, or approving, the private placement with Altshuler-Shacham Ltd. ("ASL") since plaintiffs allege that they offered to purchase such securities at a price higher than that paid by ASL. This private placement is described in more detail in the "Other Matters" section located on page 36. The plaintiffs are seeking to have the claim certified as a shareholder derivative suit or a class action suit and are seeking to have the relevant Defendants turn over all Telegate shares held by them and to have the ASL share issuance declared void along with certain other remedies.

         The Company denies such allegations and intends to vigorously defend against the suit. However, there can be no assurance as to the outcome of any litigation.

         Chief Scientist

In 1998 we received a claim from the office of the Chief Scientist alleging that we owe them $602,000 with respect to royalties from sales of products financed in part through grants from the Chief Scientist. We believe our maximum liability is approximately $250,000 and we have recorded a provision in our books in such amount.

         Customer Dispute

         Reshef has a dispute with one of is customers. The parties are in the process of trying to resolve the dispute among themselves. We have provided for such contingency in our financial statements.

         We are not a party to any other material litigation or disputes.

                 (Remainder of Page Intentionally left blank)

Item 4.       REGISTRANT CONTROL

         The following table sets forth, as of June 30, 2000, the number of shares beneficially owned by (i) all shareholders known to us to own beneficially more than 10% of the our Ordinary Shares and (ii) all directors and officers as a group.





                                                                    Number of Shares        Percentage of all
Name and Address                                                   Beneficially Owned        Ordinary Shares
                                                                                               Outstanding
------------------------------------------------------------------ -------------------- ---------------------------

1.  Channon Associates Ltd.                                            13,392,455*                30.82%

2. Altshuler - Shacham Ltd.                                            2,746,000**                7.11%

3.  Amcoram***                                                          4,642,275                 10.68%

4.  All directors and officers                                           58,494                   0.13%



* Channon Associates Ltd. Is a foreign entity which we understand is owned 25% by Benny Shabtai, the brother of Gilad Shabtai, our chairman of the Board and brother-in-law of Yitzhak Ironi, a Director of the Company.

** On a fully diluted basis ASL would own 9,114,000 shares representing 20.97% of our issued and outstanding share capital.

*** Amcoram is a wholly owned subsidiary of the Company.

                 (Remainder of Page Intentionally left blank) Item 1.

Item 5.       NATURE OF TRADING MARKET

         Our Ordinary Shares are traded on the Tel-Aviv Stock Exchange and in the over-the-counter market in the United States, and are not traded on any other stock exchange. Our Ordinary Shares have been traded on the Tel-Aviv Stock Exchange since December 1982. On December 11, 1996, our Ordinary Shares were delisted from the NASDAQ Stock Market, and since April 1997 have been traded on the OTC Bulletin Board under the symbol ARYTF.

TEL-AVIV STOCK EXCHANGE

         The following table sets forth the high and low closing prices in NIS of our Ordinary Shares during the period indicated on the Tel Aviv Stock Exchange. The price per Share on the Tel-Aviv Stock Exchange on June 26, 2000, was NIS 1.67.

                                  Ordinary Shares
                                       High                 Low
                                    -----------          -----------
     1998
  First Quarter                        1.31                 0.61
  Second Quarter                       1.72                 1.05
  Third Quarter                        1.74                 1.02
  Fourth Quarter                       1.10                 0.85

  1999
  First Quarter                        1.13                 0.90
  Second Quarter                       1.27                 0.80
  Third Quarter                        1.62                 1.14
  Fourth Quarter                       1.35                 0.86

  2000
  First Quarter                        2.70                 0.92

UNITED STATES OVER-THE-COUNTER MARKET

         The following table sets forth the high and low prices in U.S. Dollars of our Ordinary Shares on the OTC Bulletin Board during the indicated quarters.

                                        High                    Low
                                  -----------------      -------------------

     1998
  First Quarter                        0.260                   0.100
  Second Quarter                       0.410                   0.260
  Third Quarter                        0.550                   0.219
  Fourth Quarter                       0.250                   0.125

     1999
  First Quarter                         0.24                    0.19
  Second Quarter                        0.29                    0.16
  Third Quarter                         0.44                    0.22
  Fourth Quarter                        0.28                    0.16

  2000
  First Quarter                         0.72                    0.25

         As of June 30, 2000, approximately 8% of the Company's outstanding shares were held in the United States.

Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS EFFECTING SECURITY HOLDERS

         In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency. There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares or the proceeds from the sale of the shares, provided that any applicable Israeli income tax has been paid or withheld on such amounts. See Item 7. "Taxation". However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

         Non-residents of Israel may freely hold and trade our securities. Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of our Ordinary Shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our Ordinary Shares.

                 (Remainder of Page Intentionally left blank)

Item 7.       TAXATION

         The following contains a discussion of certain Israeli and United States tax consequences to United States holders of Ordinary Shares not doing business in Israel. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation under Israeli Law of Non-Israeli
Shareholders; Estate Taxes

         Under an exemption currently in effect, so long as the Ordinary Shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized under Israeli regulations) and we continue to qualify for special treatment as an "Industrial Company" for Israeli tax law purposes, gains on the sale of our Ordinary Shares will generally be exempt from Israeli capital gains tax. A company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain specified sources), is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. We currently qualify as an Industrial Company. No assurance can be given however, that we will continue to qualify as an Industrial Company. In addition, the Convention Between The State Of Israel And The Government Of The United States Relating To Relief From Double Taxation (the "Treaty") exempts from Israeli taxation any capital gain realized on the sale, exchange or other disposition of Ordinary Shares by a U.S. Resident (as defined in the Treaty) who owned, directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition.

         Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% (15% to the extent of dividends distributed from the taxable income attributable to an Approved Enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The Treaty provides for a maximum amount tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). The withheld tax is the final tax in Israel on dividends paid to non-residents not doing business in Israel. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel from which tax was withheld at the source is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not derived from a business conducted in Israel by the taxpayer, and the non resident has no other taxable sources of income in Israel.

         Residents of the United States generally will be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld in Israel. See "U.S. Federal Tax Considerations" below.

    o Different rules apply to investors doing business in Israel.

    o Israel has no estate tax.

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli tax system. The proposed reform significantly alters the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by the Israeli Parliament, the Knesset. We cannot foresee with certainty whether such proposed reform will indeed be adopted, the date such reform would be adopted or the form which any reform will ultimately take.

US. Federal Tax Considerations
Taxation of US Holders

         The following summary describes the principal United States federal income tax consequences to U.S. Holders (as defined below) of an investment in our Ordinary Shares. This summary does not, however, purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire our Ordinary Shares. The summary applies only to U.S. Holders that will hold our Ordinary Shares as capital assets and does not address special classes of holders, such as dealers in securities, holders whose "functional currency" is not the U.S. Dollar, or holders that own 10% or more of our voting shares.

         In general, a "U.S. Holder" is any holder of Ordinary Shares who or which is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Colombia, (iii) an estate the income of which is included in gross income for United States federal income tax purposes, regardless of source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence to the extent provided by regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Holders.

         Distributions

         In general, for U.S. federal income tax purposes, distributions paid by us, if any, in respect of our Ordinary Shares to a U.S. Holder will, to the extent of our current and accumulated earnings and profits, be treated as dividends taxable as ordinary income, then as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in the Ordinary Shares, and thereafter, as gain from the sale of a capital asset.

         The gross amount of any dividends (before reduction for any Israeli tax withheld at source) received from us will be included in a U.S. Holder's ordinary income. Dividends paid in NIS will be included in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the spot rate in effect on the day they are received by a U.S. Holder. If such payments are converted into U.S. dollars on the day they are received, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

         Dividends received by a U.S. Holder will generally be treated as foreign source "passive income" or, with respect to certain holders, "financial services income" for foreign tax credits purposes. In general, a U.S. Holder may elect for each taxable year whether to claim a deduction or, subject to certain limitations, a credit in computing its U.S. tax liability for Israeli taxes withheld from dividends received on the Ordinary Shares. Dividends received by a U.S. Holder that is a corporation generally will not qualify for the deduction for dividends received.

         Dispositions

         Subject to the Passive Foreign Investment Company Rules discussed below, upon the sale or other disposition of Ordinary Shares a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale of disposition and the U.S. Holder's adjusted tax basis in the Ordinary Shares. Such gain or loss will be capital gain or loss if the Ordinary Shares are a capital asset in the hands of the U.S. Holder. The maximum tax rate applicable to net capital recognized by individuals and other non-corporate taxpayers is 20% for capital assets held for more than one year. The maximum net capital gains tax rate for corporations is 35%. Under most circumstances, any gain recognized on the sale or other disposition of Ordinary Shares will be treated under article 4 (6) of the Treaty as Israeli source income. Accordingly, if Israel were to impose tax on any such gain, the Israeli tax would generally be available as a credit for the U.S. Holder against U.S. federal income tax subject to the limitations under U.S. federal law.

         Passive Foreign Investment Company

         We believe that we are not a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A company is considered a passive foreign investment company for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

         We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

         In determining that we are not a passive foreign investment company, we are relying on our projected acquisition and capital expenditure plans for the current year and for future years. However, it is possible that our actual acquisitions and capital expenditure will not match our projections, which may result in our classification as a passive foreign investment company.

         We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

         If we are a passive foreign investment company for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any excess distribution that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of (i) the three preceding taxable years and (ii) your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules (a) the excess distribution or gain will be allocated ratably over your holding period for the ordinary Shares, (b) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and (c) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         The tax liability for amounts allocated to years prior to the year of disposition or excess distributions cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

         If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a qualified electing funds election to include your share of our income on a current basis, or a deemed sales election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

         Alternatively, a U.S. Holder of marketable stock in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

         The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that Ordinary Shares will be listed on the Tel-Aviv Stock Exchange and, consequently, the mark-to-market election would be available to you were we to be or become a passive foreign investment company.

         If you hold Ordinary Shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

                 (Remainder of Page Intentionally left blank)

Item 8.       SELECTED FINANCIAL DATA

         The following selected consolidated financial information is derived from our consolidated financial statements, prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). The data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements, related notes and other financial information included elsewhere herein. For all fiscal periods for which financial data are set forth below, Israeli GAAP and U.S. GAAP as applied to the Company differ in certain respects as explained in Note 28 of Notes to the Company's Consolidated Financial Statements. The consolidated financial statements have been prepared on the historical cost basis in United States Dollars (See Note 2 of Notes to the Company's Consolidated Financial Statements). The amounts presented below are not intended to represent the value of assets, liabilities, costs or income at any date, but only their historic values. In past years, the financial statements were prepared on the historical cost basis, adjusted for changes in the United States Dollar exchange rate.




                               INCOME STATEMENT DATA (in Thousand Except Per Share Amount)(1)

                                                                       Year Ended December 31
                                                      --------------------------------------------------------
                                                          1999       1998       1997        1996       1995
                                                           US$       US$         US$         US$       US$
                                                      -------------------------------------------------------

Revenues from Sales                                         7,041       6,073      11,731     13,164      15,067
Operating Income (Loss)                                   (1,215)     (1,804)     (5,956)    (1,059)     (2,535)
Other Income (Expenses), net (2)                            1,912       (512)       (262)      (270)         504
(Loss) Income from Continuing Operations                  (1,866)     (4,120)     (7,217)    (1,377)     (1,913)
Income (Loss) from Discontinued Operations                    - -       1,054        (62)        287     (5,402)
Loss for The Year                                         (1,866)     (3,066)     (6,671)    (1,090)     (7,344)

(LOSS) EARNINGS PER SHARE Basic and Diluted Loss per Share:
from Continuing Operations                                 (0.05)      (0.15)      (0.27)     (0.20)      (0.28)
from Discontinued Operations                                  - -      (0.04)        0.02     (0.04)      (0.78)
Basic and Diluted Loss per Share                           (0.05)      (0.11)      (0.25)     (0.16)      (1.06)

CASH DIVIDEND PER SHARE                                       - -         - -         - -        - -         - -



                                       BALANCE SHEET DATA (in Thousands)(1)
                                                                               December 31
                                                      -------------------------------------------------------------
                                                           1999        1998        1997       1996        1995
                                                              US$         US$         US$         US$       US$
                                                       ------------------------------------------------------------

Working Capital                                             (417)       2,366       3,233       1,178      3,850
Total Assets                                                9,331      11,231      11,752      21,447     23,799
Long-Term Liabilities(3)                                    2,490       7,507       4,580      11,626     14,145
Commitment to be converted into shares                        - -       1,021       2,485         134        - -
Shareholders' Equity (Deficiency)                           (999)     (1,631)         992         569      1,659


(1)  This chart is only a summary
(2) Including financial expenses, write-off, good-will and fixed assets and capital gain from early redemption of convertible debentures and conversion of loan
(3)  Including convertible bond

EXCHANGE RATE HISTORY

         The following table sets forth, for the period indicated, the end, high, low and average exchange rate between the NIS and the United States Dollar, as announced by the Bank of Israel:



       Year ended
      December 31               Closing                 Average                 High                   Low

          1995                    3.14                    3.02                  3.18                  2.94
          1996                    3.25                    3.20                  3.30                  3.08
          1997                    3.54                    3.45                  3.56                  3.24
          1998                    4.16                    3.80                  4.37                  3.54
          1999                    4.15                    4.14                  4.29                  4.02



DIVIDENDS

         On July 27, 1993 we paid cash dividends of $0.0379 per share to shareholders of record on June 30, 1993. Prior to, and subsequent to, 1993 we did not and have not paid any cash dividends.

                 (Remainder of Page Intentionally left blank)

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth herein and in our other filings with the Securities and Exchange Commission. In addition, the following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Annual Report.

GENERAL

         Aryt Industries, Ltd. is an Israeli holding company and since January 2000 we have been actively seeking investment opportunities in emerging technology companies. We intend to be actively involved in leveraging our business, product development and marketing experience to assist such companies achieving their growth potential and accelerating their growth in value. As of June 30, 2000 we have invested in three start up technology ventures.

         In addition, through our subsidiaries, Reshef and Amcoram, ("Amcoram"), we are engaged in developing, manufacturing and marketing sophisticated electronics products for the military market.

RESULTS OF OPERATIONS



                          CONSOLIDATED INCOME STATEMENT DATA (in Thousand Except Per Share Amount)

                                                                            Year ended December 31,
                                                               --------------------------------------------------
                                                                    1999              1998             1997
                                                               ---------------   ---------------   --------------
                                                                                 U.S. Dollars
                                                               --------------------------------------------------
                                                                     (In thousands, except per share data)

Revenues from sales                                              $  7,041         $   6,073          $ 11,731
Cost of sales                                                       5,533             5,065             8,289
                                                               ---------------   ---------------   --------------
                                                                                                   --------------

Gross profit                                                        1,508             1,008             3,442
                                                               ---------------   ---------------   --------------
                                                                                                   --------------

Research and development costs, net                                   845               779             1,341
Selling and marketing expenses                                        426               402               422
General and administrative expenses                                 1,452             1,631             2,046
Write-off of goodwill                                                 - -               - -             4,944
Write-off of fixed assets                                             - -               - -               645
                                                               ---------------   ---------------   --------------
                                                                                                   --------------

                                                                    2,723             2,812             9,398
                                                               ---------------   ---------------   --------------
                                                                                                   --------------

Operating loss                                                     (1,215)           (1,804)           (5,956)
Financial expenses, net                                               322               503               539
Other income (expenses), net                                        2,234                (9)              277
                                                               ---------------   ---------------    -------------


Income (loss) before taxes on income                                  697            (2,316)           (6,218)
Taxes on income                                                       - -                27                50
                                                               ---------------   ---------------   --------------

Income (loss) before equity in losses of affiliate                    697            (2,343)           (6,268)
Equity in losses of affiliate                                       2,563             1,777               949
                                                               ---------------   ---------------   --------------

Loss from continuing operations                                    (1,866)           (4,120)           (7,217)
Income (loss) from discontinued operations                            - -             1,054               (62)
Capital gain from early redemption of convertible
debentures                                                            - -               - -               219
Capital gain from purchase of a loan                                  - -               - -               389
                                                               ---------------   ---------------   --------------

Loss for the year                                                $ (1,866)         $ (3,066)         $ (6,671)
                                                               ===============   ===============   ==============


         Sales Our sales for year ended December 31, 1999, amounted to $7.04 million compared with $6.07 million in 1998, and $11.73 million in 1997. The figures do not include sales from Discontinued Operations. The increase in sales during 1999 as compared to 1998 was due to a slight increase in the volume of orders received. The decrease in sales from 1998 to 1997 was due primarily to a decrease in the volume of orders received.

         Gross Profit Our gross profit margin was 21.4% in 1999, compared with 16.6% in 1998 and 29.3% in 1997. The increase in gross profit percentage in 1999 as compared to 1998 is due an increase in productivity. The decrease in the gross profit percentage in 1998 as compared to 1997 resulted primarily from our accepting a low profit margin project to maintain a relationship with a certain customer.

         Net Research and Development Net Research and Development expenses were $845,000 in 1999 compared with $779,000 in 1998 and with $1.34 million in 1997. The net increase in 1999 as compared to 1998 is mainly attributable to our receipt of reduced research grants from the Chief Scientist which are recorded as an offset to research and development expenses. Such expenses decreased in 1998 as compared to 1997 primarily due to our restricting research and development to only those projects in which the Chief Scientist has agreed to provide funding.

         Selling And Marketing Expenses Selling and marketing expenses in 1999 amounted to $426,000 compared with $402,000 in 1998 and $422,000 in 1997. The increase in 1999 as compared to 1998 was due mainly to salary increases offset in part by a reduction in senior management staff in the fourth quarter of 1999.

         General And Administrative ExpensesGeneral and administrative expenses in 1999 amounted to $1.45 million compared with $1.63 million in 1998 and $2.05 million in 1997. The decrease in expense in 1999 as compared to 1998 was due to increased efficiency and reduced expenses due to cost-saving measures. The decrease in expense in 1998 as compared to 1997 resulted from a reduction in the workforce and the implementation of certain cost-saving measures.

         Financial Expense Our financial expenses in 1999 were $322,000, compared with $503,000 in 1998, and $539,000 in 1997. The reduced expense in 1999 as compared to 1998 was due to a reduction of higher interest bank loans and interest income on our bank deposits. The reduced expense in 1998 as compared to 1997 was due to changes in the composition of our outstanding indebtedness.

         Other Income (Expenses) Other income net was $2.23 million in 1999, compared with other expenses of $9,000 in 1998 and income of $277,000 in 1997. The increase in other income in 1999 as compared to 1998 was due to profit realized by us on the sale of Aryt Holdings (1998) Ltd. during 1999 and profit from an equity offering by Telegate Ltd. to third parties. The decrease in other income in 1998 as compared to 1997 was due to our realizing a gain on our advance redemption of a portion of our convertible debt, gain from certain investments and the assignment of a loan against the issuance of shares, offset in part by a write off of certain fixed assets.

         Net Loss We incurred a net loss of $1.87 million in 1999, as compared to a loss of $3.07 million in 1998, and a loss of $6.67 million in 1997. The decrease in net loss in 1999 as compared to 1998 resulted primarily from increased sales and reduced expenses as discussed above. The reduced net loss in 1998 as compared to the net loss in 1997 resulted primarily from the reduced costs incurred in such year, as discussed above.

LIQUIDITY & CAPITAL RESOURCES

         The Company has met its financial requirements primarily through funds provided by operating activities, shareholder loans and proceeds from issuance of convertible debentures and shares.

Liquidity and Capital Resources

         Cash, cash equivalents and short-term investments were $1.62 million, $800,000 and $28,000 at December 31, 1999, 1998 and 1997, respectively. We had a negative cash flow from operations of $772,000 for the year ended December 31, 1999 and generated cash from operations of $155,000 and $1.09 million for the year ended December 31, 1998 and 1997, respectively. Net cash generated from operations in 1999, 1998 and 1997 resulted primarily from increases in accounts payable and accrued liabilities, the issuance of Ordinary Shares and Warrants, bank loans and shareholder loans offset by net operating losses and increases in accounts receivable and inventories. Investing activities reflected purchases of property and equipment of $210,000, $1.95 million and $1.41 million in 1999, 1998 and 1997, respectively. Financing activities provided cash of $3.49 million in 1999 and $3.51 million and $1.86 million in each of 1998 and 1997 respectively and used $1.69 million, $952,000 and $1.54 million in 1999, 1998 and 1997 respectively. The cash generated from financing activities was primarily generated from proceeds from the issuance of Ordinary Shares to ASL, the issuance of convertible debentures and bank loans.

         Our working capital decreased to $417,000 on December 31, 1999, including cash and cash equivalents of $1.62 million at such date compared with $2.37 million and $800,000, respectively, on December 31, 1998 and 1997, respectively.

         The current ratio (current assets compared with current liabilities) decreased from 1.55 on December 31, 1998 to 0.94 on December 31, 1999.

         The quick ratio (current assets less inventory, compared with current liabilities less customers' advances) increased from 0.74 on December 31, 1998 to 0.54 on December 31, 1999.

         In 1999 we raised approximately $1.5 million from the issuance of our Series 4 Convertible Debentures and $744,000 from our issuance of shares to ASL. In 1998 we raised $1.5 million from the issuance of our Series 5 convertible Debentures, $2 million from bank loans and approximately $500,000 from shareholder loans. In 1997 we raised approximately $2.5 million from shareholder loans.

         As a result of our sale of our interest in Telegate and our disposition of substantially all of the Terayon shares we received in such transaction, we received gross proceeds of approximately $40.22 million.

THE YEAR 2000

The Company's State of Readiness

         Many computer systems and software products may have difficulty functioning properly in the years starting 2000 due to a once-common programming standard that represents years using only the last two-digits. This is known as the Year 2000 problem.

         In 1998, we began converting our internal computer systems to be Year 2000 compliant. We believe al of our computer systems are Year 2000 compliant. The applications we use our internal IT and non-IT systems are commercially available and certified by their respective vendors as Year 2000 compliant. To date we have not experienced any material problems or service interruptions due to the Year 2000 problem and we do not believe the Year 2000 problem is likely to have a material adverse effect on our business.

The Costs to Address the Company's Year 2000 Issues

         As of December 31, 1999, we spent approximately $120,000 on our Year 2000 compliance efforts. This figure includes the expense of updated software licenses and updated application versions and has been fully expensed. The total cost of attaining Year 2000 compliance is estimated to be $120,000 and was being funded through operating cash flows and capital resources.

SUPPORT FOR RESEARCH AND DEVELOPMENT

         We avail ourselves of several Israeli governmental programs which support research and development activities. For a discussion of such activities, see "Item 1 - Description of Business/Research and Development".

EFFECTIVE TAX RATE

         We and Reshef qualify under the Law for the Encouragement of Capital Investments, 1959, as an "Approved Enterprise", or as "Mixed Enterprise" for purposes of Israeli taxation. Consequently, we and Reshef are entitled to exceptions from taxation on income derived from the "Approved Programs" as long as they fulfill the stipulations required under the relevant approval certificates and under the law. Undistributed income derived from these enterprises is entitled to a reduced tax rate of 25% for seven years. Reshef's benefit period commenced in 1991 and 1995. Our benefit period has not yet commenced. Dividends derived from income from "Approved Programs" are subject to withholding tax at the rate of 15%. The Company and its subsidiaries are also entitled to other benefits in accordance with other Israeli tax laws.

OTHER MATTERS

         In February 1999 we issued our Series 4 Convertible Debentures ("Series 4 Debentures") to a group of investors led by Excellence Investments Ltd. and Tamar Central Pension Fund directed by Israel Discount Bank Ltd. for an amount of $1.5 million. To secure the repayment of the Series 4 Debentures, concurrent with the issuance of such Debentures we purchased 23,678 ordinary shares of Telegate Ltd. ("Telegate") from Aryt Holdings and registered a first priority charge on such shares in favor of the debenture holders. During 1999 debenture holders converted 1,087,151 of their Series 4 Debentures into 1,087,151 of our Ordinary Shares. In February 2000, Amcoram purchased all the remaining outstanding Series 4 Debentures for $1.43 million and in March 2000, converted the debentures into 4,642,275 of our Ordinary Shares.

         In September 1999, holders of our subsidiary Aryt Holdings (1998) Ltd. ("Aryt Holdings"), exercised their right to purchase all of the shares of our subsidiary Aryt Holdings in exchange for $1 million. We recognized a capital gain of $968,000 on the sale.

         In November 1999, we issued 3,150,000 Ordinary Shares, 3,150,000 Series 7 Warrants and 3,150,000 Series 8 Warrants through a private placement to ASL, for aggregate consideration of NIS 3.15 million. The Series 7 Warrants are exercisable through September 25, 2000 and have an exercise price of NIS 1 per share. The Series 8 Warrants are exercisable through September 25, 2001 and have an exercise price of NIS 1.125 per share. During February and March 2000 ASL exercised 157,500 Series 7 Warrants and purchased 157,000 of our Ordinary Shares at a price of NIS 1 per share.

RECENT EVENTS

         In January 2000, we sold our interest in Telegate to Terayon Communication Systems, Inc. ("Terayon") in exchange for approximately 220,000 shares of Terayon common stock and approximately $160,000 in cash. Of the Terayon shares we received, 16,000 are held in escrow by Terayon to secures certain rights of Terayon and are to be released from escrow in January 2001, assuming no claim is made against the escrowed shares. As a result of this sale we realized a capital gain of $13.03 million. As of June 30, 2000, we sold approximately 200,000 of our Terayon shares at an average price of $203 per share for aggregate proceeds of $40.06 million. As a result of this sale we had a profit on the sale of marketable securities of $35.38 million, during the first quarter of 2000.

         In February 2000, Amcoram purchased all the remaining outstanding Series 4 debentures for $1.43 million and in March 2000, converted the debentures into 4,642,275 of our Ordinary Shares.

         In February 2,000 we issued options to five key employees to purchase an aggregate of 1,550,000 Ordinary Shares at an exercise price of NIS 1.35 per share subject to vesting.

         Between February and June, 2000 ASL exercised 393,750 Series 7 Warrants and purchased 393,750 of our Ordinary Shares at a price of NIS 1 per share.

         On May 31, 2000, we entered into a Memorandum of Understanding with Ram Zur Industries Ltd. ("Ram") and certain of its shareholders pursuant to which we are to purchase approximately 63% of Ram's share capital from Ram and its shareholders for NIS 7.35 million (approximately U.S.$1.8 million). In addition, at closing, the shareholders of Ram will purchase all of Ram's operations and assets in exchange for assuming all of Ram's current obligations. The closing of this transaction is subject to certain contingencies, including the receipt of various Israeli regulatory approvals.

         On June 19, 2000, Reshef entered into a Share Purchase Agreement with Soltam Systems, Ltd. ("Soltam") and into an Activity Purchase Agreement with Soltam's subsidiary, K.M. Fuzes Engineering, Ltd. ("Soltam Fuze"). Pursuant to the agreement, Soltam will purchase from Reshef newly issued shares of Reshef, representing 26% of Reshef, for $1.5 million and Reshef will purchase from Soltam Fuze all of its operations relating to the development, manufacturing and sale of electronic fuzes, for $1.5 million. The closing of this transaction is subject to certain contingencies, including the receipt of various Israeli regulatory approvals.

         In January 2000, we purchased 10% of the issued and outstanding shares of Voice Diary Ltd. ("Voice Diary") and received an option to purchase an additional 10% of Voice Diary, in consideration of our providing Voice Diary with a $150,000 line of credit to be drawn upon until January 1, 2000. Our option is exercisable for a period of 1 year at an exercise price of $100,000. Voice Diary is engaged in the development of a palm diary activated by voice and intended for users with sight impairment.

         In April 2000, we purchased 25% of the issued and outstanding shares of Sensotech Ltd. ("Sensotech") for $1 million and also received warrants to purchase an additional approximately 15% of the share capital of Sensotech. The warrants are exercisable for a period of two years at an exercise price of between $1 million to $1.2 million. Sensotech is engaged in the development and marketing of patented non-contact ultrasound sensors for the car, train and elevators industries. Sensotech has developed a novel way of using ultrasound energy for smart sensing. We believe such technology is the most advanced in the market. Currently, Sensotech is negotiating possible co-operation agreements with leading firms in the automotive business.

         In May 2000, we entered into a Share Purchase Agreement with OfficeCore.com Ltd. ("OfficeCore") for the purchase of 800 to 2,932 Preferred B Shares representing between 13% and 37% of the issued and outstanding share capital of OfficeCore. The purchase price will be between $ 200,000 and $ 800,000 depending upon the number of shares purchased. OfficeCore is an Israeli company engaged in the development of complete internet work environments primarily for small and medium sized businesses. Their products include office applications, customer relationship management, e-commerce, web site management, inventory management and certain additional modules. OfficeCore services may be accessed from cellular devices. OfficeCore's strategy is to enable small business users to rent applications tailored to their needs via the internet at significant cost and human resources savings. OfficeCore is planning to release its "beta" version of its service and anticipates ramping up to providing full end-user services during the third quarter of 2000.
IMPACT OF INFLATION AND EXCHANGE RATES

         Our results of operations in Israel are, among other things, a function of the inflation rate in Israel compared with the devaluation rate of the Israeli shekel in relation to the US dollar and the timing of the devaluation compared with the timing of inflation. Certain of our costs in Israel, reported in dollars, will increase if the inflation rate exceeds the devaluation rate of the shekel against the dollar, or if the timing of such devaluation were to lag behind inflation.

         We incur significant expenses in shekels. These expenses are translated into dollars at the prevailing exchange rates for purposes of our Financial Statements and tend to rise with local inflation. Consequently, we are materially affected if devaluation of the shekel against the dollar is not matched by contemporaneous devaluation of the shekel against the dollar.

         The relationship between our assets and liabilities is in shekels, and whether these are linked to a currency or price index, also impacts our financial results. In the event that our liabilities are linked to the Israeli Consumer Price Index and the shekel is not devaluated at the same rate, we may be adversely affected.

         We do not engage in currency speculation. We do not hold or issue derivatives or other financial instruments for trading purposes.

Item 9A.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our cash, cash equivalents or short-term investment were $1.62 million, $800,000 and $28,000 at December 31, 1999, 1998 and 1997,
respectively, and we had cash flow from operations of ($772,000), $155,000 and $1.09 million for 1999, 1998 and 1997, respectively. During those periods, we did not hold any securities or other financial instruments or derivatives for trading purposes, held only immaterial amounts of deposits as interim investments pending use in our business, and did not have any material market risk attributable to such deposits.

         The results of our operations are affected by, among other things, the inflation rate in Israel, the devaluation rate of the Shekel in relation to the Dollar, and the timing of devaluation of the Shekel compared to the timing of inflation. Since we incur significant expenses in Shekels, the profitability of our sales in Dollars is reduced when the rate of devaluation of the Shekel does not keep pace with the inflation rate in Israel (which has been the case each year except 1997 and 1998).

         As discussed under Item 1. Description of Business--Special Considerations Applicable to Israeli Companies, through "linkages," many obligations of or payments to Israeli companies, including us, are increased from time to time by an amount related to changes in indices, such as a price index or the exchange rate of a foreign currency. The relationship between our assets and liabilities in Shekels, and whether and to what extent they are linked to different indices and the differences in rates of change of those indices, impacts our financial results.

         For financial reporting purposes, our income and expenses are translated into Dollars at prevailing exchange rates from time to time. Our results of operations can be materially affected if the rate of inflation in Israel differs materially from the rate of devaluation of the Shekel relative to the Dollar.

         Since exchange rates between the Shekel and the Dollar, and the rate of inflation in Israel, fluctuate continuously we cannot predict the impact of such fluctuations on future operations or reported results of operations.

         As a result of our sale of our interest in Telegate and our disposition of substantially all of the Terayon shares that we received in that transaction, we received gross proceeds of approximately $40.2 million in the first half of 2000. After payment of transaction expenses, debts, provision for taxes, and application of funds to acquisitions of interests in Voice Diary, Sensotech and OfficeCore, we have approximately $21 million available for investment in our business. Pending application in our existing businesses or in investment opportunities in emerging technology companies, those funds have been invested as follows:

                  (a) The Shekel equivalent of an aggregate of $14 million has been invested in saving accounts, or mutual funds investing in saving accounts, in major Israeli banks linked to the U.S. Dollar. Those saving accounts bear interest at a weighted average annual rate of 6% and are available to us upon demand. Upon demand, we will receive in Shekels the capital in the amount of $14 million, together with interest accrued for the period from deposit until withdrawal.

                  (b) The Shekel equivalent of an aggregate of $4 million has been invested in daily NIS saving accounts in major Israeli banks. Those deposits bear interest at a weighted average rate of 9% and are available to us upon demand, together with the interest accrued on a daily basis.

                  (c) The Shekel equivalent of an aggregate of $6 million has been invested in a portfolio of equity securities listed on the NASDAQ and/or Tel Aviv Stock Exchanges. Over the 2-1/2 months since the interim investment in such portfolio, the market value of the portfolio has not materially fluctuated and at June 30, 2000 the market value of the portfolio was $6 million.

          We have not acquired any other securities or financial instruments or any derivatives, nor have we entered into any hedging transactions (other than the linkages in the certificates of deposit). None of our interim investments have been made for trading purposes, although our equity securities are traded in order to preserve capital and mitigate risk.

          We believe that our interim investments have not subjected us to any currency or inflation risks that we are not already subject to in our business, as described above. Our NIS savings accounts subject us to interest rate risk, to the extent that the rate of inflation in Israel from time to time exceeds the interest rate on our savings account. However, in 1999 the rate of inflation in Israel was 1.3% and since 1995 the rate of inflation in Israel has been less than 9% each year except 1996 (when it was 10.6%). Our investment in equity securities exposes us to equity price risks of the equity markets generally, and of the technology sector in particular, the timing and magnitude of which we cannot predict.

Item 10.      DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The following is a list of our Directors and a executive officers as of June 30, 2000:



             Name                               Age           Position with the Company
             Directors

          Gilad Shabtai                         56            Director, Chairman
          Izhak Ironi                           54            Director
          Israel Gravinsky*                     52            External Director
          Micha Avnimelech*                     56            External Director
          Zvi Oren*                             53            Director
          Yoram Oron                            52            Director
             Officers
          Shmuel Bachar                         45            Chief Executive Officer
          Ran Eckhaus                           30            Chief Financial Officer, Secretary
          Arieh Geller                          52            Chief Executive Officer, Reshef
------------------------------
*        Member of Audit Committee



         All directors hold office until their removal by the General Meeting of our Shareholders. Officers serve at the discretion of the Board of Directors, subject to the terms of any agreement with them. Our Articles of Association provide for a Board of Directors of no less than six, or more than fifteen, members.

         Gilad Shabtai, has been director of Aryt since August 1997. Mr. Shabtai is the brother of Mr. Benny Shabtai who is a major shareholder in Channon.

         Yitzhak Ironi, has been director of Aryt since August 1997. Mr. Ironi is the brother-in-law of Gilad Shabtai and Benny Shabtai.

         Micha Avnimelech, has been external director of Aryt since January
1999.

         Zvi Oren, has been director since September, 1997.

         Israel Gravinsky, has been external director since December 1999

         Yoram Oron, has been director since May 1992

         Shmuel Bachar, has served as CEO since June 1999.

         Ran Eckhaus, has served as CFO since July 1998.

         Arieh Geller, has served as CEO of Reshef since 1990.

Alternate Directors

         Our Articles of Association provide that any director may, by written notice to the Company, appoint another person to serve as alternate Director, subject to the Directors' approval, and may cancel such appointment at any time. Any person, whether or not already a Director, may act as an alternate, and the same person may act as alternate for several Directors. An alternate Director has the number of votes equivalent to the number of Directors who appointed him. The term of appointment of an alternate Director may be for one Board of Directors' meeting, for a specified period, or until notice of cancellation of the appointment is given. To the Company's knowledge, no Director currently intends to appoint any other person as an alternate Director, except if the Director is unable to attend a Board of Directors' meeting.

External Directors

         Under the Israeli Companies Law 1999-5759, (the "Companies Law") Israeli companies whose shares have been offered to the public, like us, are required to appoint two people to serve as external directors on the Board of Directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by us or by such controlling entity. The term "affiliation" includes:

- an employment relationship;

- business or professional relationship maintained on a regular basis;

- control; or

- service as an officer.

         No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interests with the person's responsibilities as an external director or if such position or other business may impair such director's ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the opposite gender.

         As of February 1, 2000 external directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. For our external directors serving currently, the provisions of the Companies Ordinance 1983-5743 [New Version] apply, under which the external directors serve for a 5 year period and may only be re-appointed two years after the term. Each committee of our board of directors will be required to include at least one external director and all external directors must be members of our the audit committee.

         The External Directors have the same powers and duties as the regular Directors and as such are entitled to obtain all information relating to the company's management and assets and to receive assistance, in special cases, from outside experts at our expense. An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law is not deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

- the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

- an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

- the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

Audit Committee; Approval of Certain Transactions

         The Companies Law provides that public companies, such as us, must appoint an audit committee of the board of directors. The number of members of the audit committee is required to be not fewer than three and it must include all of the external directors. The chairman of the board of directors, any director who is employed by us or provides services to us, on a regular basis, a controlling shareholder or his relative cannot be a member of the audit committee. Our audit committee consists of Micha Avnimelech, Israel Gravinsky and Zvi Oren.

         Under the Companies Law, the board of directors must also appoint an internal auditor in accordance with the recommendations of the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor may be an employee of the company but not a person holding 5% or more of a company's capital, a person who has the power to appoint one or more directors or the general manager, an officer, or an affiliate or relative of an office holder, and may not be the company's certified public accountant or its representative. Our internal auditor is Rafi Tzizel. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements.

         Under the Companies Law, the approval of the board of directors is required for arrangements with respect to compensation of a company's chief executive officer and with respect to the compensation of directors audit committee and shareholder approval is also required.

         The Companies Law requires that an officer or a controlling shareholder in a public company, such as us, promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company (an office holder and a controlling shareholder are under no such duty of disclosure when the personal interest stems only from the personal interest of a relative in a transaction that is not exceptional). In addition, if the transaction is an exceptional transaction, as defined in the Companies Law, the officer must also disclose any personal interest held by the officer's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or by a corporation in which the officer is a 5% or greater shareholder, director or general partner or in which he or she has the right to appoint at least one director or the general manager. The disclosure must be made without delay and not later than the board of directors meeting as which the transaction is first discussed. For these purposes, the definition of a controlling shareholder under the Companies Law includes a shareholder that holds 25% or more of the voting rights in a company, unless another shareholder holds more than 50% of the voting rights (if two or more shareholders are interested parties in the same transaction their shareholdings shall be deemed cumulative).

         Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the board of directors is required and, in certain circumstances, shareholder approval may also be required. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an exceptional transaction then, in addition to any approval stipulated by the articles of association of the company, it also must be approved by the company's audit committee and then by its board of directors. The audit committee of a public company, shall not be entitled to grant any such approval, unless, at the time the approval was given, two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. Under certain circumstances, shareholder approval is also required. For example, shareholders must approve all compensation paid to directors in whatever capacity, company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An office holder with a personal interest in any matter may not be present at any audit committee or board of directors meeting where such matter is being approved, and may not vote thereon. Shareholders' approval for an exceptional transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one-third approval if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Israeli Minister of Justice shall determine a different percentage.

         In addition, the issue of shares by a public company, other than by way of a public offering, to a 5% shareholder or to someone who, as a result of such issue, shall become a 5% shareholder, requires the approval of the board of directors and the shareholders at the general meeting.

                 (Remainder of Page Intentionally left blank)

Item 11.      COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth with respect to our directors and officers as a group, all compensation paid by the Company for the year ended December 31, 1999:



        ------------------------------------- ----------------------------------- -----------------------
                                                Salaries and Related Benefits,
                                              Fees, Directors' Fees, Commissions      Other Benefits
                                                          and Bonuses
        ------------------------------------- ----------------------------------- -----------------------
        All Directors and Executive Officers               $ 314,445                       (-)*

        ------------------------------------- ----------------------------------- -----------------------


       *not including Series 9 Warrants issued to key executive officers

         The above compensation includes amounts set aside or accrued to provide for pensions, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our executive officers, expenses (including business travel, professional and business associations dues and expenses) reimbursed to officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

                 (Remainder of Page Intentionally left blank)

Item 12.      OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         As of June 30, 2000, the following options, warrants, and other rights to purchase our shares were outstanding:

         Series 3 Convertible Debentures

         In February 1997, the Company issued Series 3 Convertible Debentures (the "Series 3 Debentures") in consideration for our Series 2 Debentures. The Debentures are convertible into Ordinary Shares at conversion rate of 297.4%.

         The debentures mature in nine equal annual installments commencing October 1997. The unconverted principal of the debentures bears interest at a rate of 4.9% per annum payable semi-annually.

         In addition, in exchange for and in consideration of the original warrants held by the holders of Series 2 Debentures, the Company issued new warrants in an amount equal to the amount of old warrants which were turned over by the holders of the Series 2 Debentures. The following warrants were issued: (i) 600,200 Series 3 Warrants, each exercisable for 1 Ordinary Share at any time prior to February 6, 1998, at a realization price of $0.90, and thereafter at a price of $1.1 per Ordinary Share prior to February 6, 1999; and (ii) 600,200 Series 4 Warrants which may be exercised to purchase 1 Ordinary Share per Warrant at an exercise price of NIS 3.454 per share and expire as of February 5, 2001. All such Series 4 Warrants are currently outstanding.

         As part of the Series 2 Debentures arrangement, the Company undertook various commitments such as: increasing its shareholders' equity within 24 months, reports to the escrow agent for the debentures as well as setting limits to the scope of its activities and penetrating into new business segments. Non-compliance with these commitments results in a retroactive change in the interest rate from January 1, 1997. In any event, however, the Company will not be required to pay interest at a rate higher than the dollar interest rate of 5.9% per annum. We believe that as of June 30, 2000 we comply with these commitments.

         In March 1997, the Company redeemed Series 3 Debentures of NIS 1,225,000 par value in consideration for $191,000. The Company recorded a capital gain from the redemption of part of the series of debentures in the amount of $219,000.

         In 1998 and 1999, the Company redeemed Series 3 Debentures which were issued to institutions in consideration for $424,000 for each of the years. As of June 30, 2000 the Company either converted or redeemed NIS 12,409,444 par value of debentures into shares.

         As of June 30, 2000 the balance of the outstanding Series 3 Debentures was NIS 7,573,334 par value.

         Series 7 Warrants and Series 8 Warrants

         In November 1999 we issued 3,150,000 Series 7 Warrants and 3,150,000 Series 8 Warrants. The Series 7 Warrants are exercisable through September 25, 2000 at an exercise price of NIS 1 per share. To date 157,500 Series 7 Warrants have been exercised. The Series 8 Warrants are exercisable through September 25, 2001 at an exercise price of NIS 1.125 per share. To date no Series 8 Warrants have been exercised.

         Series 9 Warrants

         In January 2000, we issued 1,550,000 Series 9 Warrants to certain of our key employees as set forth bellow:




---------------------- ------------------ ------------------------------------------------- ------------------
Employee               Number of          Vesting Period                                    Exercise Price
                       Warrants
---------------------- ------------------ ------------------------------------------------- ------------------
Shmuel Bachar          700,000            200,000 Warrants fully vested as of July 1,       NIS 1.35
                                          2000.  16,662 Warrants per month from August 1,
                                          2000, and 12,500 Warrants per month from August
                                          1, 2001

---------------------- ------------------ ------------------------------------------------- ------------------
---------------------- ------------------ ------------------------------------------------- ------------------
Arie Geller            350,000            43,750 Warrants fully vested as of July 1,        NIS 1.35
                        2000. 7,291 Warrants per month

---------------------- ------------------ ------------------------------------------------- ------------------
---------------------- ------------------ ------------------------------------------------- ------------------
Ran Eckhaus            200,000            25,000 Warrants fully vested as of July 1,        NIS 1.35
                        2000. 4,166 Warrants per month

---------------------- ------------------ ------------------------------------------------- ------------------
---------------------- ------------------ ------------------------------------------------- ------------------
Yosef Reich            150,000            18,750 Warrants fully vested as of July 1,        NIS 1.35
                        2000. 3,125 Warrants per month

---------------------- ------------------ ------------------------------------------------- ------------------
---------------------- ------------------ ------------------------------------------------- ------------------
Eitan Shemesh          150,000            18,750 Warrants fully vested as of July 1,        NIS 1.35
                        2000. 3,125 Warrants per month

---------------------- ------------------ ------------------------------------------------- ------------------


         The above options fully vest as of December 31, 2003 (Mr. Bachar's options fully vested as of June 30, 2003) and vested options must be exercised on or before March 31, 2005.

                 (Remainder of Page Intentionally left blank)

Item 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Yorokal's Loan - Yorokal, which owned more than 5% of the Company shares at the time, gave the Company loans, from November 1997 through April 1998, amounting to $982,000 in NIS. The loans beard interest of prime + 3% and were repayable immediately upon request. The loan could be converted into Company shares upon the lender's request. The conversion rate was not to be less than 95% of the higher of the price of the shares on the Tel-Aviv Stock Exchange on the date of notification of the private placement, or the average price of the shares during the 90 trading days ending on the notification date.

         In February 1998, upon request of Yorokal, the Company initiated the process for a private offering of 3,550,460 Ordinary Shares to Yorokal, in exchange of the above-mentioned loan. The Company made public its intention to make such a private placement, and filed with the Securities and Exchange Commission ("ISEC") a notification to that effect. Due to the ISEC's request for additional details and clarifications in respect of the share issue, the process was delayed, and the stock issue was not concluded since the shareholders' meeting did not convene.

         The loan was repaid in full in January, 2000. (See note 26 of the Consolidated Financial Statements)

         Sherwing Loan - Sherwing Investment S.A. ("Sherwing"), Yorokal's parent Company, gave a loan of $850,000 to our subsidiary (at the time) Aryt Holdings in the first quarter of 1997, in consideration of a convertible debenture secured by Telegate shares purchased with the loan's money, giving the lender the right to convert the loan into shares, which will constitute 99% of the outstanding shares of Aryt Holdings at the time of conversion. In addition Sherwing received an option, exercisable under certain conditions, to purchase our shares in Aryt Holdings for $1,000. Sherwing did not have any interest holding in the Company when the loan was made.

         In December 1997, Aryt Holdings received an additional loan of $101,000 from Sherwing. In April and May 1998, Aryt Holdings received additional loans from Sherwing in the amount of $55,000 and $1.29 million respectively. In September 1999, holders of Aryt Holdings exercised their right to purchase all of the shares of Aryt Holdings in exchange for $1,000. We recognized a capital gain of $968,000 on the sale.

         In February 2000, Amcoram purchased all of our outstanding Series 4 Debentures, principal amount $1.43 million, from the debenture holders at a 4% premium.

         In March 2000, Amcoram converted the Series 4 Debentures into 4,642,275 of our Ordinary Shares.

                                    PART II

Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
                  Not Applicable.


                                   PART III

Item 15. DEFAULT UPON SENIOR SECURITIES
                  None.


Item 16.    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES

1. In order to secure its Series 3 debentures, we created a symbolic charge of NIS 1 and undertook the following commitments:

1.1 To collateralize any share capital raised, if raised, by a first class specific charge that will always secure the balance of the last three payments of the Series 3 debentures' principal.

1.2 To collateralize one-half of the amount raised from the Series 3 and Series 4 Warrants, if exercised, by a first class specific charge.

1.3 To assume restrictions on our business activities, including limiting new ventures requiring new investments exceeding certain amounts.

1.4 To provide special reports to the trustee in respect of our financial and business transactions.

1.5 Not to pay shareholders dividends until one-half of the loans secured by the Series 3 debenture have been repaid. Thereafter, until repayment of the second half of the balance of the loans secured by the Series 3 debentures, to limit the aggregate amount of dividends to be paid, if at all, to one third of the sum of the current year's profits in respect of which such dividends are paid. If the dividends exceed such rate, payment of the surplus (namely: the payment exceeding one third of the profits) is conditional upon an equal sum being deposited to a reserve fund which will be charged to secure the repayment of the balance of the loans secured by the Series 3 debentures, for the time existing.

1.5 Not to enter into any new transactions with the controlling parties of the Company until the Trustee's consent has been previously obtained.

1.7 Failure to comply with all or any of the restrictions mentioned above will cause the annual interest rate payable on the outstanding principal balance of Series 3 debentures to be increased by 0.5% retroactively from the date of their issuance. It was further agreed that the Company would not, in any event, pay interest at a rate exceeding 5.9%

                                    PART IV

Item              17. FINANCIAL STATEMENTS Attached - See Item 19(a).


Item 18.      FINANCIAL STATEMENTS
                  Not Applicable.


                 (The remainder of this page is intentionally left blank.)
Item 19.

FINANCIAL STATEMENTS AND EXHIBITS



  (a)           FINANCIAL STATEMENTS                                                                       Page
            1   Aryt's Financial Statements

                 -  Index to Consolidated Financial Statements                                                52
                 -  Reports of Independent Auditors                                                           53
                 -  Consolidated Balance Sheets at December 31, 1998, and 1999                                54
                 -  Consolidated Statements of Operations for the years ended December 31, 1997, 1998,        56
                    1999
                 -  Statements of Changes in Shareholders' Equity for the years ended December 31, 1997,      57
                    1998 and 1999
                 -  Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998,        58
                    and 1999
                 -  Notes to Consolidated Financial Statement                                                 61
            2   Telegate's Financial Statements

                 -  Index to Consolidated Financial Statements                                               104
                 -  Reports of Independent Auditors                                                          105
                 -  Balance Sheets at December 31, 1997, 1998 and 1999.                                      106
                 -  Statement of Operations for the years ended December 31,1997, 1998 and 1999              107
                 -  Statements of Changes in Shareholders' Equity for the years ended December 31, 1997,     108
                    1998, and 1999.
                 -  Statements of Cash Flows for the years ended December 31, 1997, 1998, and 1999           109
                 -  Notes to Financial Statements                                                            111

  (b)            EXHIBITS*

           2.1   Share Purchase Agreement between Terayon Communications Inc., Telegate Ltd., Aryt
                 Industries and others, and Amendment No.1
           2.2   Share Purchase Agreement between Terayon Communications Inc., Telegate Ltd., Aryt
                 Industries and others, and Amendment No.1
           2.3 Summary of 7 Haplad St., Or Yehuda Lease Agreements 2.4 Sderot
           Lease Agreements 2.5 Summary of Sderot Lease Agreement 2.6 Series 7
           Warrant dated April 11, 1999 2.7 Series 8 Warrant dated April 11,
           1999 2.8 Series 9 Warrant dated March 2, 2000


SIGNATURES

         Pursuant to requirements of Section 12 of the Securities Exchange Act of 1934, Registrant certifies that he meets all the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on his behalf by the undersigned, hereunto duly authorized.

         ARYT INDUSTRIES, LTD.
         Date: July 13, 2000

         ----------------------
         Shmuel Bachar,  C.E.O.

                             ARYT INDUSTRIES LTD.


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 1999


                                IN U.S. DOLLARS


                                     INDEX




                                                                                                        Page
                                                                                                   ----------------
Report of Independent Auditor                                                                            53

Consolidated Balance Sheets                                                                            54 - 55

Consolidated Statements of Operations                                                                    56

Statements of Changes in Shareholders' Equity (Deficiency)                                               57

Consolidated Statements of Cash Flows                                                                  58 - 60

Notes to Consolidated Financial Statements                                                             61-102

List of Group Companies                                                                                  103




                           - - - - - - - - - - - - -

[LOGO OMITTED]  ERNST & YOUNG    Kost Forer & Gabbay      Phone: 972-3-6232525
                                 2 Kremenetski St.        Fax:   972-3-5622555
                                 Tel-Aviv 67899, Israel











                         REPORT OF INDEPENDENT AUDITOR

                            To the Shareholders of

                             ARYT INDUSTRIES LTD.


       We have audited the accompanying consolidated balance sheets of Aryt Industries Ltd. (the "Company") and its subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


       We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 1998 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States (see Note 28 to the consolidated financial statements).




Tel-Aviv, Israel                           KOST FORER & GABBAY
March 30, 2000                   A Member of Ernst & Young International


                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------



                                                                       December 31,
                                                           -------------------------------------
                                                                1999                 1998
                                                           ----------------     ----------------
                                               Note                    U.S. dollars
                                             ---------     -------------------------------------
                                                                      (In thousands)

    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                       4              $   1,620           $      800
Trade receivables                               5                  1,588                1,305
Other accounts receivable                       6                    171                  468
Inventories                                     7                  3,364                4,127
Investment in investee                        8b(3)                  680                    -
                                                           ----------------     ----------------

                                                                   7,423                6,700
                                                           ----------------     ----------------
LONG-TERM INVESTMENTS AND LOANS:
In affiliates                                   8                      -                2,254
                                                           ----------------     ----------------

PROPERTY AND EQUIPMENT, NET                     9                  1,857                2,124
                                                           ----------------     ----------------

DEFERRED CHARGES, NET                           10                    51                  153
                                                           ----------------     ----------------

                                                               $   9,331            $  11,231
                                                           ================     ================




The accompanying notes are an integral part of the consolidated financial statements.


                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------


                                                                                                     December 31,
                                                                                         -------------------------------------
                                                                                              1999                 1998
                                                                                         ----------------     ----------------
                                                                             Note                    U.S. dollars
                                                                           ---------     -------------------------------------
                                                                                                    (In thousands)

  LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Credit from banks and others                                                11,15            $  4,359            $     682
Trade payables                                                               12                   819                  828
Other accounts payable and accrued expenses                                  13                 2,364                1,989
Customer advances                                                            14                   298                  835
                                                                                        -----------------    -----------------

                                                                                                7,840                4,334
                                                                                        -----------------    -----------------
LONG-TERM LIABILITIES:
Convertible debentures                                                       15                 2,122                4,047
Other long-term liabilities                                                  16b                    -                3,072
Accrued severance pay                                                        17                   368                  388
                                                                                        -----------------    -----------------

                                                                                                2,490                7,507
                                                                                        -----------------    -----------------

CONTINGENT LIABILITIES AND COMMITMENTS                                       19

COMMITMENTS TO BE CONVERTED INTO SHARES                                      26a                    -                1,021
                                                                                        -----------------    -----------------

SHAREHOLDERS' DEFICIENCY:                                                    20
Share capital                                                                                  11,157                8,624
Additional paid-in capital                                                                     11,693               11,728
Accumulated deficit                                                                           (23,849)             (21,983)
                                                                                        -----------------    -----------------

                                                                                                 (999)              (1,631)
                                                                                        -----------------    -----------------

                                                                                            $   9,331            $  11,231
                                                                                        =================    =================




The accompanying notes are an integral part of the consolidated financial statements.




        March 30, 2000
                                   ----------------------------   ----------------------------    ---------------------------
Date of approval of the                   Gilad Shabtai                  Shmuel Bachar                   Ran Eckhaus
   financial statements                  Chairman of the                General Manager            Chief Financial Officer
                                       Board of Directors



                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              1999              1998              1997
                                                                          --------------    --------------    --------------
                                                               Note                         U.S. dollars
                                                             ---------    --------------------------------------------------
                                                                                (In thousands, except per share data)
Revenues from sales                                            24a          $  7,041         $   6,073          $ 11,731
Cost of sales                                                  23a             5,533             5,065             8,289
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Gross profit                                                                   1,508             1,008             3,442
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Research and development costs, net                            23b               845               779             1,341
Selling and marketing expenses                                 23c               426               402               422
General and administrative expenses                            23d             1,452             1,631             2,046
Write-off of goodwill                                                              -                 -             4,944
Write-off of fixed assets                                                          -                 -               645
                                                                          --------------    --------------    --------------
                                                                                                              --------------

                                                                               2,723             2,812             9,398
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Operating loss                                                                (1,215)           (1,804)           (5,956)
Financial expenses, net                                        23e               322               503               539
Other income (expenses), net                                   23f             2,234                (9)              277
                                                                          --------------    --------------
                                                                                                              --------------

Income (loss) before taxes on income                                             697            (2,316)           (6,218)
Taxes on income                                                18f                 -                27                50
                                                                          --------------    --------------    --------------

Income (loss) before equity in losses of affiliate                               697            (2,343)           (6,268)
Equity in losses of affiliate                                                  2,563             1,777               949
                                                                          --------------    --------------    --------------

Loss from continuing operations                                               (1,866)           (4,120)           (7,217)
Income (loss) from discontinued operations                     23g                 -             1,054               (62)
Capital gain from early redemption of convertible
  Debentures                                                                       -                 -               219
Capital gain from purchase of a loan                                               -                 -               389
                                                                          --------------    --------------    --------------

Loss for the year                                                           $ (1,866)         $ (3,066)        $  (6,671)
                                                                          ==============    ==============    ==============
                                                                                                              --------------

Earnings (loss) per NIS 1 nominal value of Ordinary shares (in dollars):

Basic earnings (loss) per share:

Loss from continuing operations                                 25          $   (0.05)        $   (0.15)       $    (0.27)
                                                                          ==============    ==============    ==============

Earnings (loss) from discontinued operations                              $        -          $    0.04        $     0.02
                                                                          ==============    ==============    ==============

Loss for the year                                                           $   (0.05)        $   (0.11)       $    (0.25)
                                                                          ==============    ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements.



ARYT INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
-----------------------------------------------------------------------------------------------------------------------------


                                                                         Additional
                                                          Share            paid-in          Accumulated
                                                         capital           capital            deficit             Total
                                                      --------------    --------------    -----------------   ---------------
                                                                                   U.S. dollars
                                                      -----------------------------------------------------------------------
                                                                                  (In thousands)

Balance as of January 1, 1997                             $ 2,688         $ 10,127            $ (12,246)          $     569

Conversion of debentures into shares                        5,638            1,439                    -               7,077
Exercise of options into shares                                10                7                    -                  17
Loss for the year                                               -                -               (6,671)             (6,671)
                                                      --------------    --------------    -----------------   ---------------

Balance as of December 31, 1997                             8,336           11,573              (18,917)                992

Conversion of debentures into shares                          288              155                    -                 443
Loss for the year                                               -                -               (3,066)             (3,066)
                                                      --------------    --------------    -----------------   ---------------

Balance as of December 31, 1998                             8,624           11,728              (21,983)             (1,631)

Conversion of debentures into shares                        1,789                2                    -               1,791
Issuance of shares, net                                       744              (37)                   -                 707
Loss for the year                                               -                -               (1,866)             (1,866)
                                                      --------------    --------------    -----------------   ---------------

Balance as of December 31, 1999                          $ 11,157         $ 11,693            $ (23,849)             $ (999)
                                                      ==============    ==============    =================   ===============




The accompanying notes are an integral part of the consolidated financial statements.



                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              1999              1998              1997
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
Cash flows from operating activities:
Loss for the year                                                          $ (1,866)        $  (3,066)         $ (6,671)
Adjustments to reconcile loss to net cash provided by
  (used in) operating activities:
  Gain on decrease of holdings in investees and subsidiaries                 (2,225)                -              (146)
  Depreciation and amortization                                                 577               538             6,284
  Deferred taxes, net                                                             -                27                 -
  Decrease in accrued severance pay                                             (20)             (153)              (25)
  Capital loss (gain) on sale of fixed assets                                    (9)                9               634
  Capital gain on purchase of loan                                                -                 -              (389)
  Equity in losses of affiliate                                               2,563             1,777               950
  Gain from redemption of the part of convertible
debentures which was issued to institutions                                       -                 -              (219)
  Erosion of loans, debentures and interest                                      53               289                (9)
  Results of operations, net of changes in intercompany
    balances and changes in cash and cash equivalents
related to discontinued operations                                                -            (1,054)            1,043
  Decrease (increase) in trade receivables                                     (283)            1,355             1,636
  Decrease in other accounts receivable                                         292               140               273
  Decrease (increase) in inventory                                              930              (531)             (300)
  Decrease in trade payables                                                     (9)             (462)           (1,038)
  Increase (decrease) in other accounts payable
    and accrued expenses                                                        (71)              767              (633)
  Increase (decrease) in customer advances                                     (704)              519              (304)
                                                                         --------------    --------------    --------------

Net cash provided by (used in) operating activities                            (772)              155             1,086
                                                                         --------------    --------------    --------------

Cash flows from investing activities:
Investment in investees and others                                                -            (1,245)           (1,141)
Realization of investment in a subsidiary (a)                                   (12)                -                 -
Purchase of fixed assets                                                       (241)             (131)             (118)
Loans granted to an investee                                                      -              (579)             (510)
Proceeds from sale of fixed assets                                               43                 9                59
Collection of loans granted                                                       -                 -               300
                                                                         --------------    --------------    --------------

Net cash used in investing activities                                          (210)           (1,946)           (1,410)
                                                                         --------------    --------------    --------------

The accompanying notes are an integral part of the consolidated financial statements.






                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              1999              1998              1997
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                            (In thousands)
Cash flows from financing activities:
Short-term credit from banks and others, net                                  1,269              (310)             (721)
Capital issuance (net of issuance expenses)                                     707                 -              (142)
Proceeds from exercise of options into shares                                     -                 -                17
Proceeds from issuance of convertible debentures, net                         1,500             1,415                 -
Proceeds from long-term loans                                                    18             2,100             1,846
Principal payments of long-term loans                                        (1,268)             (218)              (29)
Redemption and payment of convertible debentures                               (424)             (424)             (649)
                                                                         --------------    --------------    --------------

Net cash provided by financing activities                                     1,802             2,563               322
                                                                         --------------    --------------    --------------

Increase (decrease) in cash and cash equivalents                                820               772                (2)
Cash and cash equivalents at the beginning of the year                          800                28                30
                                                                         --------------    --------------    --------------

Cash and cash equivalents at the end of the year                           $  1,620           $   800         $      28
                                                                         ==============    ==============    ==============

Supplemental disclosure of cash flows information:

  Cash paid during the year for interest                                  $     257           $   348          $    344
                                                                         ==============    ==============    ==============

  Cash paid during the year for taxes on income                          $        6          $     14          $    608
                                                                         ==============    ==============    ==============




The accompanying notes are an integral part of the consolidated financial statements.


                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              1999              1998              1997
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
(a)      Realization of investment in a subsidiary:

           Working capital (excluding cash)                                $    571         $        -        $        -
           Investment in an affiliate                                           390                  -                 -
           Long-term liabilities                                             (1,941)                 -                 -
           Gain from realization of investment in a subsidiary                  968                  -                 -
                                                                         --------------     -------------     --------------

                                                                          $     (12)        $        -        $        -
                                                                         ==============     =============     ==============

(b)      Significant non-cash operations:

           Conversion of debentures into shares                            $  1,791           $    443           $ 7,219
                                                                         ==============     =============     ==============




The accompanying notes are an integral part of the consolidated financial statements.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1:-          GENERAL

                  a.       Description of the Company:

                           1. The Company is a public company whose shares are traded on both the Tel-Aviv Stock Exchange and on the OTC-BULLETIN Borad (NASDAQ) in the United States.

                           2. The Company is a holding company which is engaged in the purchase and sell of the companies shares and their management. The Company's Israeli subsidiaries are engaged in the following business segments:

                                    a)      Military segment:

                                            Development, production and
                                            marketing of ammunition components
                                            and subsystems of weapons such as
                                            electronic fuses, laser warning
                                            systems and computerized firing
                                            ranges.

                                    b)      Civilian segment:

                                            Development of equipment for
                                            transmitting sound and data over
                                            cable television networks
                                            infrastructure.

                                    In January 2000, the company embarked on a new policy of actively seeking investment, in high technoloy companies.

                           3. The Company sells its products throughout the world. For the years ended December 31, 1999, 1998 and 1997 approximately 22%,
                                    26% and 28%, respectively, of the
                                    Company's total sales were derived from
                                    sales to customers outside Israel, and
                                    approximately 0%, 0% and 10%,
                                    respectively, of the Company's total sales were made to customers in the United States. Sales in Israel are mainly to the Ministry of Defense and to the Israeli Military Industries.

                                    The Company's business is dependent on the military segment, consequently, any changes in the military marketplace could affect the Company's operating results.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

                  b.       Definitions:

                           In these financial statements:

                           The Company           -     Aryt Industries Ltd.

                           The Group             -     Aryt  Industries  Ltd. and its  investees,  as listed in the attached list of companies.

                           Subsidiaries          -     companies  over  which the  Company  exercises  control  (as
                                                       defined  in  Opinion   No.  57)  and  whose   accounts   are
                                                       consolidated with those of the Company.

                           Affiliates            -     companies  that are not  subsidiaries,  and over  which  the
                                                       Company   has   significant    influence.    The   Company's
                                                       investment  therein is included  using the equity  method of accounting.

                           Investees             -     subsidiaries and affiliates.

                           Related parties       -     as defined in Opinion No. 29 of the Institute of Certified
                                                       Public Accountants in Israel and as defined in the Israeli
                                                       Securities Regulation (Preparation of Annual Financial
                                                       Statements), 1993.


NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

                  The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israeli GAAP"), which differ in certain respects from these followed in the United States (see Note 28).

                  a.       Use of estimates:

                           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  b.       Financial statements in U.S. dollars:

                           The Company and its subsidiaries' transactions are recorded in new Israeli shekels; however, the majority of their sales are made outside Israel in U.S. dollars, and a substantial portion of the Company's costs are incurred in U.S. dollars. Accordingly, the Company and its subsidiaries have determined the U.S. dollar as the currency of its primary economic environment and thus its functional and reporting currency.

                                                         ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------


                           The Company and its Israeli subsidiaries' transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of an affiliate which operate in Israel are adjusted to the NIS according to Israeli GAAP.

                  c.       Principles of consolidation:

                           The consolidated financial statements include the accounts of the Company and its subsidiaries listed below. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

                           Subsidiaries included in consolidation:




                                                                                               December 31, 1999
                                                                                    ----------------------------------------
                                                                                               Shares conferring
                                                                                    ----------------------------------------
                                                                                         Voting               Rights to
                                                                                         rights                Profits
                                                                                    ------------------     -----------------
                                                                                            %                     %
                                                                                    ------------------     -----------------
                          Reshef Technologies Ltd.                                       100                      100
                          Amcoram Ltd.                                                   100                      100
                          Amcoram Technologies (1993) Germany Ltd.                       100                      100


                  d.       Investments in investees:

                           1. The investments in investees are presented using the equity method of accounting. Goodwill is amortized over 10 years, commencing with the date of acquisition.

                                    As for write-off of goodwill in 1997, see
Note 8b.

                           2.       As for deferred taxes, see j. below.

                  e.       Cash equivalents:

                           The Company considers all highly liquid
                           investments, originally purchased with maturities of three months or less to be cash equivalents.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------


                  f.       Marketable securities:

                           Marketable securities invested for the short-term and available for sale in the short-term are presented at their market value as of balance sheet date in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel. Changes in their value are carried to the statement of operations in financing item.

                  g.       Inventories:

                           Inventories is stated at the lower of cost or market value. Cost is determined as follows:

                           Raw materials and spare parts - by the "average
cost" method.

                           Work in progress and finished products - on the basis of cost which includes materials, labor and other direct and indirect costs.

                           Inventories is stated net of specific advances
received in this respect.

                  h.       Property and equipment:

                           1. These assets are stated at cost, net of related investment grants.

                           2. Assets leased under a capital lease are presented as purchases. Future lease fees, excluding financial expenses not yet accumulated, are included among long-term liabilities.

                           3. Depreciation is calculated using the straight line method at annual rates which are deemed sufficient to depreciate the assets over their estimated useful lives, as follows:

                                                                                                  %
                                                                             --------------------------------------------
                                    Buildings                                                      4 - 10
                                    Leasehold improvements                          Over the term of the lease agreement
                                    Machinery and equipment                                   6 - 20 (mainly 10%)
                                    Motor vehicles                                                   15
                                    Office furniture and equipment                             6 - 33 (mainly 6%)




                           4.       Capitalized leasehold rights are amortized over the leasehold period.


                                                        ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                  i.       Deferred charges:

                           1. The unallocated excess of the investment in a subsidiary over its equity upon acquisition is carried to goodwill which is presented among deferred charges, and is amortized over a period of 10 years commencing with the date of acquisition. As for amortized goodwill in 1997, see
                                    Note 8b.

                           2.       Issuance expenses of debentures are
                                    amortized over the period from the date of the issuance until maturity date, taking into account the balances which were not repaid at the end of each year.

                  j.       Deferred taxes:

                           Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                           The differences between the value of real estate assets, fixed assets and inventories in the adjusted financial statements and their value for tax purposes (considering the determinations set forth in statement 40 of the Institute of Certified Public Accountants in Israel) accrued vacation pay and accrued severance pay.

                           Deferred tax balances are calculated according to the expected tax rate when these taxes are released to the statement of operations.

                           Companies which incurred tax loss carryforwards did not record tax savings resulting from tax loss carryforwards and temporary differences between financial reporting and the recognition for tax purposes due to the uncertainty to utilize these losses.

                           Deferred taxes were included in respect of selling investments in investees since the Company intends to hold these investments.

                  k.       Revenue recognition:

                           Revenues from sales of products are recognized upon delivery to the customer.

                  l.       Provision for completion and repairs:

                           The provision for completion and repairs is computed based on Company's engineers estimate.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                  m.       Research and development costs:

                           Research and development costs, net of related grants and participations, are charged to expenses, as incurred.

                  n.       Adjustment of computer systems for the Year 2000:

                           The costs required in order to adjust and modify the Company's existing software in order for it to be Year 2000 compliant are recorded as a current expenses at the time they are incurred.

                  o.       Loss per share:

                           Loss per share is calculated, in accordance with Statement No. 55 of the Institute of Certified
                            Public Accountants in Israel. (See Note 25).

                  p.       Convertible debentures:

                           Convertible debentures are included on the basis of the probability of conversion, in accordance with criteria set forth in Statement No. 53 of the Institute of Certified Public Accountants in Israel. In the event that the conversion is not deemed foreseeable, the debentures are stated at their monetary liability value at balance sheet date, and in the event that the conversion is likely, the debentures are presented among liabilities and shareholders' equity at the greater of their monetary liability value or capital value.

                  q.       Concentration of credit risk:

                           Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables.

                           The Company's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, credit risks with respect to its cash and cash equivalents are minimal.

                           The Group's sales are made in Israel and abroad to a small number of customers. Sales in Israel are mainly to the Ministry of Defense and to the Israeli Military Industries. The Company's business is dependent on the military segment, consequently, any changes in the military marketplace could affect the Company's operating results.

                           Generally, there is exposure due to the
                           concentration of credit among a small number of customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. In many cases, the Company requires customer advances.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                  r.       Advertising costs:

                           The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1999, 1998 and 1997 were approximately $ 22 thousand, $ 31 thousand and $ 41 thousand, respectively.

                  s.       Accounting for stock-based compensation:

                           The Company accounts for stock-based compensation in accordance with the requirements of APB 25 "Accounting for Stock Issued to Employees". Under APB 25 when the exercise price of the Company's employee options is less than the fair value of the underlying stock on the date of grant, compensation expense is recognized.

                  t.       Fair value of financial instruments:

                           The book value of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables and other accounts payable approximates or equals to their fair value.

                  u.       Impact of recently issued accounting standards:

                           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Standard establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

                  v.       Segment reporting:

                           The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1998. SFAS No. 131 supersedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                           about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding how to allocate resources to segments (see Note
                           24).

NOTE 3:-          DISCONTINUED OPERATIONS

                  a. In December 1994, the Company engaged in a contract for the sale of all its holdings (100%) in JP Mfg. Corp. ("Jerico") to TAT Technologies Ltd. ("TAT"), in consideration for $ 1 and extending balances which remained to the credit of the Group as loan, effective as of January 1, 1995.

                           In May 1998, following counter claims filed by the companies, TAT and the Company signed on a settlement agreement in connection with the above loan and the Company's commitments to TAT which include also options (series E and series F) which were granted to TAT. The settlement agreement was validated by a Court order. It was agreed that any party of the agreement waives his claims, allegations and rights deriving from the business relations between the parties or any other source.

                           The gain recorded from the settlement with TAT in 1998 was presented as income from discontinued operations in the statement of operations.

                  b. During the first quarter of 1997, the Company decided to terminate its activities in the communications (telephony) segment. The decision for terminating the activities in the aforementioned segment was made due to the low gross profit in regard to products identified with that segment.

                           The Company's operating results in the
                           communications (telephony) segment for the year ended December 31, 1997 were presented as discontinued operations in the statement of operations.

NOTE 4:-          CASH AND CASH EQUIVALENTS



                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)
                  Cash in NIS                                                            $  1,588            $        315
                  Cash in foreign currency                                                     32                     485
                                                                                       ----------------     ----------------

                                                                                         $  1,620            $        800
                                                                                       ================     ================



                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------

NOTE 5:-          TRADE RECEIVABLES

                  Open accounts                                                          $  1,097             $     1,305
                  Accrued income                                                              491                       -
                                                                                       ----------------     ----------------

                                                                                         $  1,588             $     1,305
                                                                                       ================     ================

NOTE 6:-          OTHER ACCOUNTS RECEIVABLE

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)
                  Government authorities                                                $      81           $          94
                  Investees (1)                                                                 9                      85
                  Accrued income                                                               69                     268
                  Others                                                                       12                      21
                                                                                       ----------------     ----------------

                                                                                        $     171            $        468
                                                                                       ================     ================

                  (1)      Intercompany balances among the Group
                           companies for the current year of operations.

NOTE 7:-          INVENTORIES

                  Raw materials                                                          $  1,610              $ (* 1,563
                  Work in progress                                                          1,902                (* 1,911
                  Finished products                                                           165                   1,133
                                                                                       ----------------     ----------------

                                                                                            3,677                   4,607
                  Less - customer advances                                                    313                     480
                                                                                       ----------------     ----------------

                                                                                         $  3,364              $    4,127
                                                                                       ================     ================

                  *)       Reclassified.





                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


NOTE 8:-          LONG-TERM INVESTMENTS AND LOANS

                  a.       In affiliate:

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                           Cost of shares                                                $  3,489             $  3,745
                           Loans                                                                -                1,089
                           Post-acquisition losses                                         (2,809)              (2,580)
                                                                                       ----------------     ----------------

                                                                                         $    680             $  2,254
                                                                                       ================     ================

                  b.       Additional data:

                           1. Reshef Technologies Ltd. ("Reshef") - a 100% owned subsidiary:

                                    In the third quarter of 1997, the Company wrote off the balance of the goodwill on the acquisition of Reshef in the amount of $ 4,043 thousand and on the purchase of Amcoram (see 2. Below) in the amount of $ 901 thousand. The write off was carried out subsequent to the sharp decline in the orders placed with the companies, primarily by the Ministry of Defense, the unsuccessful bids for a number of significant projects and the valuations performed for the aforementioned companies by outside parties.

                                    Soltam and Reshef held negotiations whose essence is the merger of the fuse activities of both companies through the acquisition of Soltam fuse activity by Reshef in exchange for issuance of Reshef shares. The parties did not yet agree to the final structure of the transaction.

                           2.       Amcoram Ltd. ("Amcoram"):

                                    In November 1999, Reshef sold its holdings
                                    (100%) to the Company.

                                    In April 1997, an agreement was concluded between the Company and the company from which Amcoram had been purchased. Pursuant to the agreement, the balance of the loan received from Amcoram's former parent company in the amount of $ 1,481 thousand was to be assigned to the Company and in order to extinguish the balance, the Company would issue 655,000 shares and make a cash payment of $ 25 thousand. The difference between the value of the consideration and the loan balance was recorded as a capital gain in the amount of $ 389 thousand among "Other income" (see Note 23f). The share issuance was effected in the second quarter of 1998.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                           3.       Telegate Ltd. ("Telegate"):

                                    a)      In 1997 and 1998, the Company and
                                            Aryt Holdings Ltd. (see b) granted
                                            shareholders' loans convertible
                                            into Telegate's shares in the
                                            overall amount of $ 819 thousand.

                                            In 1997, the Company converted a
                                            loan of $ 300 thousand into
                                            Telegate's shares.

                                            In May 1998, Aryt Holdings Ltd.
                                            purchased from another shareholder
                                            of Telegate convertible
                                            shareholders' loan in the amount
                                            of $ 39 thousand (of which $ 33
                                            thousand were purchased from Aryt
                                            Holdings by the Company in
                                            February 1999 at cost, see b).

                                            The loans bear an interest rate of
                                            Libor + 1.5% and will be repaid
                                            after three years. The loans are
                                            convertible according to the terms
                                            of the loan agreement.

                                            During the third quarter of 1999,
                                            the Company and Aryt Holdings Ltd.
                                            converted all the balance of
                                            convertible shareholders' loans
                                            into Telegate's shares.

                                    b)      In 1996 and 1997, the Company
                                            exercised its option for the
                                            purchase of additional shares of
                                            Telegate and has invested through
                                            a subsidiary which it had
                                            established - Aryt Holdings Ltd.,
                                            $ 841 thousand in Telegate's
                                            shares, subsequent to assigning to
                                            the subsidiary the right of first
                                            refusal to purchase Telegate's
                                            shares, which were offered by
                                            other shareholders in Telegate.

                                            Pursuant to the establishment
                                            agreement of Aryt Holdings Ltd.,
                                            Aryt Holdings Ltd. will issue 49%
                                            of its capital to the investor, at
                                            his request, in consideration for
                                            a loan in the amount of $ 934
                                            thousand for the purchase of
                                            Telegate's shares. The loan is
                                            linked to the dollar plus interest
                                            rate of 12%. As collateral for the
                                            loan, the investor was granted a
                                            debenture convertible into Aryt
                                            Holdings shares, so that when
                                            converted, the investor will hold
                                            in 99.99% of Aryt Holding's issued
                                            share capital. The debenture will
                                            be convertible when Telegate
                                            publishes for the first time a
                                            Registration Statement (which
                                            serves as a prospectus for
                                            effecting a public issuance in the
                                            United States) or a like document
                                            for a public issuance or when the
                                            restrictions on conversion, as
                                            above, are removed by virtue of
                                            agreements between Telegate's
                                            investors. In addition, the
                                            investor is obligated to pay the
                                            Company $ 4.00 for each Telegate
                                            share purchased by Aryt Holdings
                                            Ltd.

                                                        ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                                            As a result of the additional
                                            investment in Telegate, the
                                            Company recorded a capital gain
                                            amounting to $ 120 thousand in
                                            respect of funds received from the
                                            investor as outlined in the
                                            establishment agreement detailed
                                            above. Commencing with the second
                                            quarter of 1997, the investment in
                                            Telegate is presented using the
                                            equity method of accounting.

                                            In May 1998, the Company invested
                                            $ 1,246 thousand through Aryt
                                            Holdings (by a loan granted by the
                                            investor to Aryt Holdings, with
                                            terms similar to those
                                            aforementioned) in consideration
                                            for 28,408 shares of Telegate (see
                                            a) as for the purchase of
                                            convertible shareholders' loan).
                                            In February 1999, following the
                                            issuance of debentures (series 4),
                                            the Company purchased from Aryt
                                            Holdings 23,678 shares in
                                            Telegate, at the same price at
                                            which the shares were purchased by
                                            Aryt Holdings in May 1998 (see
                                            also Note 15).

                                            During the third quarter of 1999,
                                            the Company and other shareholders
                                            of Telegate converted
                                            shareholders' loans convertible
                                            into Telegate's shares and, as a
                                            result, the Company's holdings in
                                            Telegate increased.

                                            On September 25, 1999, the
                                            investor announced on the exercise
                                            of the option for the purchase of
                                            all of the shares of Aryt Holdings
                                            Ltd. (a subsidiary) which was
                                            granted in connection with a
                                            collateral for a loan that the
                                            investor provided in consideration
                                            for $ 1 thousand. Subsequent to
                                            the announcement of the exercise,
                                            the investor holds in 100% of the
                                            shares of Aryt Holdings Ltd. As a
                                            result, the Company recorded a
                                            capital gain amounting to $ 968
                                            thousand.

                                            In October 1999, Telegate effected
                                            a private placement. As a result,
                                            the Company's holdings in Telegate
                                            decreased and a capital gain
                                            amounting to $ 1,257 thousand was
                                            recorded.

                                            In October 1999, the Company
                                            approved a commitment contract
                                            entered between Telegate and
                                            Terayon Communication System Inc.
                                            ("Terayon") and all of Telegate
                                            shareholders in the matter of
                                            selling all of Telegate's shares
                                            to Terayon in consideration for
                                            shares in Terayon and cash
                                            payment. The completion of the
                                            transaction was conditioned upon
                                            obtaining various approvals which,
                                            as of balance sheet date, have not
                                            yet been obtained and,
                                            accordingly, the investment in
                                            Telegate is reported among current
                                            assets.

                                            In January 2000, the transaction
                                            was completed and the Company
                                            received 220,000 shares of Terayon
                                            (representing 1% of Terayon share
                                            capital), of which 16,000 will be
                                            deposited with a trustee for 12
                                            months and their receipt is
                                            pending the reasonability of the
                                            presentations presented to Terayon
                                            for the purpose of the
                                            transaction. The Company is also
                                            to receive $ 160 thousand in cash.



                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                                            Subsequent to listing the shares
                                            for trade, the Company sold
                                            200,000 shares of Terayon in
                                            exchange for $ 41 million.

                                            As a result of the transaction and
                                            the sell of Terayon shares, the
                                            Company will record a capital gain
                                            of $ 12 million, before tax, and
                                            additional gain from sale of
                                            securities of $ 29 million, before
                                            taxes.


NOTE 9:-          PROPERTY AND EQUIPMENT, NET

                  a.       Composed as follows:

                                   Buildings
                                    And            Machinery                        Office
                                 Leasehold            And                         furniture
                               Improvements        Equipment         Motor           and           Investment
                                   (**)               (*)          Vehicles       equipment          grant           Total
                              ----------------    ------------    ------------   -------------    -------------    -----------
                                                                       U.S. dollars
                              ------------------------------------------------------------------------------------------------
                                                                      (In thousands)

 Cost:

 Balance at January 1, 1999      $  1,751          $  5,285         $  450          $  383        $  (1,576)       $  6,293
 Additions during the year              -               171             71               -                -             242
 Disposals during the year              -              (117)          (217)              -                -            (334)
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Balance at December 31,
 1999                               1,751             5,339            304             383           (1,576)          6,201
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Accumulated depreciation

 Balance at January 1, 1999           684             3,856            267             284             (922)          4,169
 Additions during the year             80               435             55              15             (110)            475
 Disposals during the year              -              (117)          (183)              -                -            (300)
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Balance at December 31,
 1999                                 764             4,174            139             299           (1,032)          4,344
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Depreciated cost at
 December 31, 1999              $     987          $  1,165         $  165          $   84        $    (544)       $  1,857
                              ================    ============    ============   =============    =============    ===========

 Depreciated cost at
 December 31, 1998               $  1,067          $  1,429         $  183          $   99        $    (654)       $  2,124
                              ================    ============    ============   =============    =============    ===========




                  *)       Including self made equipment and machinery in the amount of $ 476 thousand.

                  **)      Including  $ 5 thousand  in respect  of  leasehold  rights on 3,511 sq. m. of land until
                           2035.  The  land is  registered  in the  name  of the  Company  with  the  Israel  Lands
                           Administration.


                                                        ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------


                  b.       Investment grant:

                           The investment grant, which was deducted from the cost of assets, has been received by the Company and Reshef, pursuant to the Law for the Encouragement of Capital Investments, 1959 (see
                           Note 18a). Final approval for receiving the grant is subject to the implementation of the approved plan and compliance of the terms of the approval.

                           In the opinion of the Company's management and the subsidiary's management, the companies comply with the terms related to the receipt of the grant.

                  c.       As for charges, see Note 21.


NOTE 10:-         DEFERRED CHARGES, NET

                                                       Issuance expenses
                                                        of debentures
                                                     ----------------------
                                                         U.S. dollars
                                                     ----------------------
                                                        (In thousands)

                  Balance at January 1, 1999               $  153

                  Amortization during the year                102
                                                     ----------------------

                  Balance at December 31, 1999             $   51
                                                     ======================

NOTE 11:-         CREDIT FROM BANKS AND OTHERS

                  a.       Composition:



                                                            Weighted interest rate                  December 31,
                                                       ---------------------------------  ---------------------------------
                                                            1999              1998             1999              1998
                                                       ---------------   ---------------  ---------------   ---------------
                                                                      %                             U.S. dollars
                                                       ---------------------------------  ---------------------------------
                                                                                                   (In thousands)
                  From banks:
                  NIS - unlinked                           15-22             16-22          $      793       $ (*   124
                  Linked to the U.S. dollar              Libor+1.25        Libor+1.25              725         (*   126
                                                                                          ---------------   ---------------

                                                                                                 1,518              250
                  Current maturities
                    of debentures and
                    long-term loans (1)                                                          2,841         (*   432
                                                                                          ---------------   ---------------

                                                                                              $  4,359       $      682
                                                                                          ===============   ===============



                           (1)      See Notes 15 and 16.

                           *)       Reclassified.

         The Company's unused line of credit amounts to approximately $ 24 thousand.




                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  b.       As for charges, see Note 21.

NOTE 12:-         TRADE PAYABLES

                                                                                                   December 31,
                                                                                          --------------------------------
                                                                                              1999              1998
                                                                                          --------------    --------------
                                                                                                   U.S. dollars
                                                                                          --------------------------------
                                                                                                  (In thousands)
                  Open accounts                                                                 $  605          $  672
                  Notes payable                                                                    214             156
                                                                                          --------------   --------------

                                                                                                $  819          $  828
                                                                                          ==============   ==============

NOTE 13:-         OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                  Employees and payroll accruals                                        $     266           $      393
                  Government authorities                                                      131                  111
                  Accrued expenses                                                          1,616                1,408
                  Related parties (1)                                                         351                    -
                  Others                                                                        -                   77
                                                                                       ----------------     ----------------

                                                                                         $  2,364             $  1,989
                                                                                       ================     ================
                  (1)      Linked to the U.S. dollar.

NOTE 14:-         CUSTOMER ADVANCES

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                  Customer advances                                                     $     611             $  1,315
                  Less - advances netted from inventory                                       313                  480
                                                                                       ----------------     ----------------

                                                                                        $     298            $     835
                                                                                       ================     ================


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


NOTE 15:-         CONVERTIBLE DEBENTURES

                  a.       Composition

                                                        Linkage         Weighted                   December 31,
                                                                                       -------------------------------------
                                                         Terms          interest             1999                 1998
                                                      ------------    -------------    -----------------    ----------------
                                                                           %                       U.S. dollars
                                                                      -------------    -------------------------------------
                                                                                                  (In thousands)
                  Convertible debentures
                  (series 3)                            Dollar            4.9            $  2,547             $  2,971
                  Convertible debentures
                  (series 4)                            Dollar            7.2               1,240                    -
                  Convertible debentures
                  (series 5)                            Dollar            7.2                   -                1,500
                                                                                       -----------------    ----------------

                                                                                            3,787                4,471
                  Less - current    maturities
                                                                                            1,665                  424
                                                                                       -----------------    ----------------

                                                                                         $  2,122             $  4,047
                                                                                       =================    ================


                           Convertible debentures (series 1):

                           In November 1992, the Company issued debentures to the public which were due to mature in three consecutive annual installments commencing November 1997.

                           In December 1997, the holders of debentures (series
                           1) converted all debentures (series 1) into 14,815,305 of the Company's Ordinary shares in consideration for $ 11 thousand.

                           Convertible debentures (series 3):

                           In February 1997, the Company issued debentures (series 3) in consideration for debentures (series
                           2). The debentures are convertible into shares at current conversion rate of 297.4%.

                           The debentures mature in nine equal annual installments commencing October 1997. The unconverted principal of the debentures bear interest at a rate of 4.9% per annum payable semi-annually.

                           In addition, in exchange for and in consideration of the original options held by the holders of debenture (series 2), the Company issued new options in an amount equal to the amount of old options which were turned over by the holders of debenture (series 2).

                           600,200 options - (options series D) are convertible up to four years from when they were issued at an exercise increment of $ 1 per share for the first two years after they were issued, and $ 1.10 per share up to four years.

                           As of balance sheet date, no options (options series D) were converted into shares.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                           As part of the debenture (series 2) arrangement, the Company undertook various commitments, such as: increasing its shareholders' equity within 24 months, reports to the escrow agent for the debentures as well as setting limits to the scope of its activities and penetrating into new business segments. Non-compliance with these commitments will result in a retroactive change in the interest rate from January 1, 1997. However, in any event the Company will not be required to pay interest at a rate higher than the dollar interest rate of 5.9% per annum. According to the Company's management, as of balance sheet date, the Company is complying with these commitments.

                           In March 1997, the Company redeemed debentures (series 3) of NIS 1,225,000 par value in consideration for $ 191 thousand. The Company recorded a capital gain from the redemption of part of the series of debentures in the amount of $ 219 thousand.

                           In 1998 and 1999, the Company redeemed debentures which were issued to institutions in consideration for $ 424 for each of the years. Up to balance sheet date, the Company either converted or redeemed 12,409,444 par value of debentures into shares.

                           As of December 31, 1999, the balance of the outstanding debentures is NIS 7,573,334 par value.

                           Convertible debentures (series 4):

                           In November 1998, the Company entered into an agreement to allocate NIS 6,286,500 par value of debentures for NIS 1 per NIS 1 par value of debentures.

                           The debentures were allocated in February 1999 and the consideration amounted to $ 1,500 thousand.

                           The debentures are convertible into shares at current conversion rate of 112%.

                           The debentures are linked to the representative exchange rate of the dollar and are due to mature on November 22, 2000. The unpaid balance of the debenture principal will bear interest at a rate of 7.2% per annum payable on November 22, 2000.

                           During the year, 1,087,151 par value of debentures were converted into 1,087,151 shares of NIS 1 nominal value each.

                           As of December 31, 1999, the balance of the outstanding debentures is NIS 5,199,349 par value.

                           In February 2000, in furtherance to an offering presented in December 1999, Amcoram purchased the Company's debentures (series 4) in consideration for $ 1,427 thousand. In March 2000, Amcoram (a subsidiary) converted all the balance of the outstanding balance of debentures (series 4) it owned into 4,642,275 Ordinary shares of the Company.

                           Convertible debentures (series 5):

                           In November 1998, the Company entered into an agreement to allocate NIS 6,353,859 par value of debentures for NIS 1 per NIS 1 par value of debentures.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                           The debentures are convertible to shares and the conversion rate will be as follows:

                           For a period of one year from the issuance date - according to a conversion rate of 100% and 112% thereafter. The debentures are linked to the sales rate of the dollar (transfers and checks) and are due to mature in one payment at the end of two years from the debenture issuance.

                           The debentures bear an annual interest rate of 7.2% to be paid at the end of two years from the debenture issuance. The debentures were allocated in December 1998.

                           During the year, all the debentures were converted into shares.

                  b.       Aggregate maturities of the debentures are as follows:

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             1999                 1998
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                           First year - current maturities                               $  1,665            $     424
                                                                                       ----------------     ----------------

                           Second year                                                        425                1,925
                           Third year                                                         425                  425
                           Fourth year                                                        424                  425
                           Fifth year                                                         424                  424
                           Sixth year                                                         424                  424
                           Seventh year                                                         -                  424
                                                                                       ----------------     ----------------

                                                                                            2,122                4,047
                                                                                       ----------------     ----------------

                                                                                         $  3,787             $  4,471
                                                                                       ================     ================

                  c.       As for collateral provided to secure the debentures (series 3), see Note 21.


NOTE 16:-         LONG-TERM BANK LOAN AND OTHER LONG-TERM LIABILITIES

                  a.       Long-term bank loan:

                                                                                                         December 31, 1999
                                                                                       Weighted
                                                                                                        --------------------
                                                                                       interest            Linked to CPI
                                                                                                        --------------------
                                                                                         rate              U.S. dollars
                                                                                                        --------------------
                                                                                    ----------------
                                                                                           %              (In thousands)
                                                                                    ----------------

                           Banks                                                         17.5                $   8
                           Less - current maturities                                                             8
                                                                                                        --------------------

                                                                                                             $   -
                                                                                                        ====================



                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  b.       Other long-term liabilities:


                                                           Weighted                         In or linked
                                                           interest          Linked          to foreign
                                                             rate            to CPI           currency             Total
                                                         --------------   --------------  ------------------   --------------
                                                               %                             U.S. dollars
                                                         --------------   ---------------------------------------------------
                                                                                            (In thousands)

                  Liabilities to related
                    parties (1)                             Prime+3          $  -            $  1,167            $  1,167
                  Liabilities to lessor
                    of equipment                              5.6               1                   -                   1
                                                                          --------------  ------------------   --------------

                                                                                1               1,167               1,168
                  Less - current maturities                                     1               1,167               1,168
                                                                          --------------  ------------------   --------------

                                                                             $  -          $        -          $        -
                                                                          ==============  ==================   ==============


                  (1)      See Note 26.


NOTE 17:-         ACCRUED SEVERANCE PAY

                  a. The liability of the Company and its subsidiaries in respect of severance pay is computed based on the most recent salary of employees as of balance sheet date and pursuant to the Severance Pay Law, and is partly covered by deposits with insurance companies in respect of managers' insurance policies and provident funds and by the accrual in respect of employee rights upon retirement.

                           The accrued severance pay presented in the balance sheet covers the Company's liabilities as of December 31 , 1999.

                  b. The amounts deposited in managers' insurance policies and provident funds in the name of the employees and the related liability are not included in the balance sheet as they are not under the control and management of the Company.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 18:-         TAXES ON INCOME

                  a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

                           - Reshef plant was granted an "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("the law"). Undistributed income derived from the approved enterprise is entitled to a reduced tax rate of 25% for seven years.

                                    The benefit period for the approved
                                    programs of Reshef commenced in 1991 and 1996. As for the program assigned from the Company, the benefit period has not yet commenced and it is dependent upon the fulfillment of the terms stipulated for the assignment of the program.

                           - If a dividend is distributed out of income attributable to revenues from an "approved enterprise", it will be liable to tax at the rate of 15%.

                  b. Law for the Encouragement of Industry (Taxation), 1969:

                           The Company's subsidiaries are "industrial companies" under the Law for the Encouragement of Industry (Taxation), 1969, and accordingly, the companies are entitled to certain tax benefits in accordance with this law.

                  c.       Taxation under inflation:

                           In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms based on the changes in the Israeli CPI.

                  d.       Losses carried forward to future years:

                           As of December 31, 1999, carryforward tax losses aggregate $ 18 million (31.1.2.1998 - $ 16 million). These losses may be carried forward and offset against taxable income in the future for an indefinite period.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  e.       Deferred taxes:

                           Deferred tax assets (liabilities) are composed as follows:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                  Provisions for employee benefits                       $     147          $     135         $     175
                  In respect of tax loss carryforward                        6,115              6,388             5,600
                                                                        --------------    --------------    --------------

                  Gross deferred tax assets                                  6,262              6,523             5,775
                                                                        --------------    --------------    --------------

                  Depreciation                                                 314                178               144
                  Inventory                                                     (3)               159                 4
                                                                        --------------    --------------    --------------

                  Gross deferred tax liabilities                              (311)              (337)             (148)
                                                                        --------------    --------------    --------------

                  Net deferred tax assets                                    5,951              6,186             5,627
                  Valuation allowance for deferred
                     taxes (1)                                              (5,951)            (6,186)           (5,600)
                                                                        --------------    --------------    --------------

                  Net deferred tax liabilities                          $         -         $       -          $     27
                                                                        ==============    ==============    ==============


                  (1) Management currently believes that, due to the history of losses history of over the past years, it is more than likely that the deferred tax regarding the loss carryforward and other temporary differences will not be realized.

                           The deferred taxes are presented in the
                           consolidated balance sheet as follows:


                                                                                                 December 31,
                                                                                     -------------------------------------
                                                                                          1999                 1998
                                                                                     ----------------     ----------------
                                                                                                 U.S. dollars
                                                                                     -------------------------------------
                                                                                                (In thousands)

                           Among current assets                                          $     -             $     -
                           Among long-term liabilities                                         -                   -
                                                                                     ----------------    ----------------

                                                                                         $     -             $     -
                                                                                     ================    ================


                     Deferred tax balances are computed at the tax rate expected to be in effect at the time when they will be realized - 25%.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  f.       Taxes on income included in the statements of operations:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                  Income (loss) before taxes on income:
                     Israel                                               $    697        $     (2,316)     $     (6,218)
                     United States                                               -                  -                 -
                                                                        --------------    --------------    --------------

                                                                          $    697        $     (2,316)     $     (6,218)
                                                                        ==============    ==============    ==============
                  Taxes on income included in the statements
                     of operations:
                     Deferred taxes in Israel (see e. above)            $        -        $                 $
                                                                                                   27                50
                                                                        ==============    ==============    ==============


                  Current taxes during the reported year were computed at the average tax rate of 25% expected to apply to Reshef income due to its "approved enterprise" status (1998 - 25% and 1997
                  - 25%).


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  g.       Reconciliation of theoretical tax expense:

                           A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                  Income (loss) before taxes on income                      $  697         $  (2,316)        $  (5,609)
                                                                        ==============    ==============    ==============

                  Statutory tax rate in Israel                                  36%               36%               36%
                                                                        ==============    ==============    ==============

                  Theoretical tax expenses (benefit)                        $  250         $    (834)        $  (2,020)

                  Increase (decrease) in taxes resulting
                    from permanent differences - the tax
                    effect:

                  Tax benefit resulting from reduction in tax
                    rates for "approved enterprise"                            338               141                59
                  Tax adjustments in respect of inflation in
                  Israel and others                                             60                40                22
                  Tax-exempt income                                           (928)                -                 -
                  Non-deductible expenses                                       21                33               104
                  Utilization of carryforward tax losses for
                    which deferred taxes were not ecorded in
                    the past                                                  (350)                -                 -
                  Losses for tax purposes for which deferred
                    taxes were not recorded                                    609               647             1,885
                                                                        --------------    --------------    --------------

                  Taxes on income                                         $      -         $      27         $      50
                                                                        ==============    ==============    ==============

                  Effective tax rate                                             -              1.2%              0.9%
                                                                        ==============    ==============    ==============


                  h.       Tax assessments:

                           Final tax assessments, by virtue of the law, have been received by the Company and by subsidiaries through the 1994 tax year.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


NOTE 19:-         CONTINGENT LIABILITIES AND COMMITMENTS

                  a.       Contingent liabilities:

                           1.       Guarantees that were provided:

                                    As of balance sheet date, contingent
                                    liabilities in respect of guarantees to
                                    banks and customers are as follows:

                                                                                                         December 31, 1999
                                                                                                         ------------------
                                                                                                           U.S. dollars
                                                                                                         ------------------
                                                                                                          (In thousands)

                                    Guarantees to customers in respect of advances and raw material         $     571
                                                                                                         ==================

                                    In addition, there are unlimited
                                    guarantees in favor of subsidiaries.

                           2.       Legal claims filed against the Group:

                                    In November 1999, a group of the Company's shareholders filed a claim against the Company and certain of its directors and related parties. The main allegations raised in the indictment against the Company are in respect of the Company's assignment of its rights in Telegate Ltd. without consideration and unlawfully, hence, causing to the dilution of its holdings in the affiliate.

                                    The plaintiffs further claim that as a
                                    result of the private placement (see Note
                                    20a), the Company caused to the dilution of the value of shareholding beyond that necessary as it did not accept the plaintiffs proposal to issue to them shares and options at like terms plus 5%.

                                    The Company entirely rejects the
                                    allegations raised against it in the
                                    indictment.

                                    Company management is of the opinion that the claim will not have any material impact on the Company except for fees, for which a provision was recorded in the books.

                           3. There is a dispute between a subsidiary and a customer in the framework of which each party raised different arguments. At this stage, the demands were halted under the agreement that at a later stage the dispute will be submitted to arbitration procedure. The Company believes that its prospects of the dispute are good and, as for expenses that the Company may reimburse, a provision was recorded in the books.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  b.       Commitments:

                           1.       For lease of buildings:

                                    The Company has entered into operating
                                    lease agreements for buildings for various periods terminating in 2008.

                                    Future rental fees under non-cancelable
                                    lease agreements as of December 31, 1999, are as follows:

                                                                                       U.S. dollars
                                                                                    --------------------
                                                                                      (In thousands)

                                    First year                                          $     386
                                    Second year                                               386
                                    Third year                                                386
                                    Fourth year                                               386
                                    Fifth year                                                386
                                    Sixth year and thereafter                               1,158
                                                                                    --------------------

                                                                                         $  3,088
                                                                                    ====================


                           2.       Employment contract with the CEO:

                                    The Company signed an employment contract with its CEO according to which there is an early notification period of four months should one of the parties discontinues the contract. Should the Company notifies its CEO of the termination of this contract, he would be entitled to an adjustment period of three months. Further, in the event that the termination of the contract between the parties is as a result of transfer of the control over the Company, or within nine months from the date the control over the Company is transferred, the CEO will receive a special compensation grant in an amount in NIS which equals $ 75 thousand.

                                    The Company has made a provision in its
                                    financial statements for the amounts due in the adjustment period.

                           3.       Royalties:

                                            a) A subsidiary has received
                                            participation grants for research
                                            and development from the
                                            Government of Israel in
                                            consideration for which the
                                            subsidiary is committed to pay
                                            royalties at the rate of 2% - 3%
                                            on sales proceeds from products in
                                            which the Government participated
                                            in the research and development,
                                            in an amount not to exceed
                                            100%-150% of the total grants
                                            received.

                                            During 1998, the Company received
                                            a demand for payment of royalties
                                            in the amount of $ 602 thousand.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                                            Company's management estimates
                                            that the total commitment for the
                                            payment of royalties will not
                                            exceed $ 250 thousand in respect
                                            of which a provision was recorded
                                            in the books.

                                    b)      A subsidiary was awarded from the
                                            Fund for the Encouragement of
                                            Marketing Activities grants for
                                            participation in marketing
                                            expenses overseas in consideration
                                            for which the subsidiary is
                                            committed to pay royalties at the
                                            annual rate of 3% of the increase
                                            in export sales from products
                                            marketed abroad in which the Fund
                                            participated in marketing.

                                    c)      As of December 31, 1999 and 1998,
                                            the Company has a remaining
                                            contingent obligation for
                                            royalties as described in a) and
                                            b) above of $ 2,436 thousand and $
                                            2,888 thousand, respectively.


NOTE 20:-         SHAREHOLDERS' EQUITY

                  a.       The Company's share capital is composed as follows:

                                                                 Authorized                    Issued and outstanding
                                                       --------------------------------    --------------------------------
                                                                December 31,                        December 31,
                                                       --------------------------------    --------------------------------
                                                           1999              1998              1999              1998
                                                       --------------    --------------    --------------    --------------
                                                                                Number of shares
                                                       --------------------------------------------------------------------

                  Ordinary shares of NIS 1
                  nominal value each                    61,000,000        41,000,000        38,297,756        27,706,756
                                                       ==============    ==============    ==============    ==============


                                    The Ordinary shares confer upon their
                                    holders the right to participate and vote in the general meetings, to receive dividends and to participate in the excess of assets upon liquidation of the Company.

                                    In February 1997, TAT converted 18,274
                                    stock options (series E) and 18,274 stock options (series F) into the Company shares.

                                    In July 1998, the Board of Directors
                                    decided to recommend to the general
                                    meeting to reduce the Company's capital by converting every ten Ordinary shares of NIS 1 nominal value each into one Ordinary share of NIS 1 nominal value each. On July 10, 1998, in an extraordinary meeting, a special resolution regarding the aforementioned capital reduction was accepted. On July 30, 1998, the Court approved the capital reduction. As of December 31, 1999, the capital reduction was not effected and the Company does not intend to implement it.

                                    In February 1999, the Company's authorized share capital was increased by 20 million Ordinary shares of NIS 1 nominal value each.

                                    In November 1999, a private placement of 3,150,000 Ordinary shares of NIS 1 nominal value each was completed for the proceeds of $ 744 thousand. In addition to the shares, the Company issued to an investor options, see b. below.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                                    As for the conversion of debentures into shares, see Note 15.

                  b.       Stock options:

                           1. As for stock options (series D) which were issued within the framework of issuance of convertible debentures (series 3), see
                                    Note 15.

                           2.       Options (series G) - 3,150,000
                                    non-marketable options which were issued under a private placement (see a. above) are exercisable until September 2000. Each option confer upon its optionee the right to purchase one Ordinary share of NIS 1 nominal value for NIS 1.

                                    In February and March 2000, 157,500
                                    options (series G) were exercised into
                                    157,500 shares.

                           3.       Options (series H) - 3,150,000
                                    non-marketable options which were issued under a private placement (see a. above) are exercisable until September 2001. Each option confer upon its optionee the right to purchase one Ordinary share of NIS 1 nominal value for NIS 1.125.

                           4. As for stock options (series I) which were issued to the Company's employees and CEO, see Note 27f.


NOTE 21:-         CHARGES

                           a. As a collateral for the Group's liabilities, real estate was mortgaged and fixed charges were placed on plant and equipment, insurance rights, goodwill, deposits with banks and others and receipts from customers. Floating charges were placed on the Group's assets. In addition, part of the shares of subsidiaries were pledged.

                  b. In respect of a series of NIS 8,836 thousand par value of debentures (series 3), the Company will place a junior in priority fixed charge of NIS 1. In addition, the Company is committed to collateralize any amounts raised, if so raised, by the Company against future issuance of the Company's shares, by a senior in priority specific charge that will always secure the balance of the final three payments of the principal.

                           As an additional collateral for payment of the debentures, the Company has undertaken to place a senior in priority specific charge on half of any amount added to its shareholders' equity from the exercise of the options (series C and series D), if so exercised, by the holders of the debentures.

                           In any event, the inclusive amount pledged in favor of holders of debentures will not exceed, in dollar terms, the unpaid balance of the final three payments of the principal.

                  c. As a collateral for complying with the terms of the "approved enterprise" status granted to a subsidiary pursuant to the Law for the Encouragement of Capital Investments, 1959, the subsidiary placed an unlimited floating charge on all its assets in favor of the State of Israel.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  d.       The balances of the secured liabilities are as follows:

                                                                                                 December 31,
                                                                                     -------------------------------------
                                                                                          1999                 1998
                                                                                     ----------------     ----------------
                                                                                                 U.S. dollars
                                                                                     -------------------------------------
                                                                                                (In thousands)

                           Credit from banks (see Note 11)                            $  1,518              $ (*    250
                           Long-term liabilities (including current
                           maturities) (Notes 11, 15 and 16)                             3,795                 (* 4,479
                           Customer advances (see Note 14)                                 611                    1,315
                                                                                    -----------------    ----------------

                                                                                      $  5,924              $     6,044
                                                                                    =================    ================

                           *)       Reclassified.


                  e. As a collateral for its commitments for lease fees, the Company delivered two promissory notes to the lessor in the overall amount of $ 310 thousand.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------


NOTE 22:-         LINKAGE TERMS OF MONETARY BALANCES

                                                                        December 31, 1999                               December 31,
                                                  ---------------------------------------------------------------   ----------------
                                                                      In or
                                                   Linked to        linked to                                         Linked to
                                                  the Israeli        foreign                                         the Israeli
                                                      CPI         currency **)       Unlinked          Total             CPI
                                                  -------------   --------------   --------------  --------------   --------------
                                                                                                            U.S. dollars
                                                  ----------------------------------------------------------------------------------
                                                                                                           (In thousands)
           ASSETS

           Cash and cash equivalents                   $   -        $     32         $  1,588        $  1,620        $       -
           Trade receivables                               -             604              984           1,588                -
           Other accounts receivable                       -               -              159             159              131
           Long-term loans                                 -               -                -               -                -
                                                   ------------    -------------    -------------   -------------    -------------

                                                       $   -        $    636         $  2,731        $  3,367           $  131
                                                   ============    =============    =============   =============    =============
           LIABILITIES

           Credit from banks and others                $   -        $    725        $     793        $  1,518         $      -
           Trade payables                                  -             116              703             819                -
           Other accounts payable and
              accrued expenses                             -             351            2,013           2,364                -
           Long-term liabilities                           1           4,954                8           4,963            (*  9
                                                   ------------    -------------    -------------   -------------    -------------

                                                       $   1        $  6,146         $  3,517        $  9,664          $ (*  9
                                                   ============    =============    =============   =============    =============

(Table Continued)


                                             1998
                                             -------------------------------------------------
                                               In or
                                              linked to
                                               foreign
                                              currency**        Unlinked           Total
                                             ------------     -----------      ---------------
           ASSETS

           Cash and cash equivalents           $    485       $     315        $     800
           Trade receivables                        788             517            1,305
           Other accounts receivable                 41             296              468
           Long-term loans                        1,089               -            1,089
                                              ------------    -------------    -------------

                                               $  2,403        $  1,128        $   3,662
                                              ============    =============    =============
           LIABILITIES

           Credit from banks and others        $    126       $     124         $ (* 250
           Trade payables                            88             740              828
           Other accounts payable and
              accrued expenses                        1           1,988            1,989
           Long-term liabilities                  7,543               -            7,552
                                              ------------    -------------    -------------

                                               $  7,758        $  2,852         $ 10,619
                                              ============    =============    =============



               *)        Reclassified.

               *)        Mainly the U.S. dollar.



                                                                                                     ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


NOTE 23:-         SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)
              a.       Cost of sales:

                       Materials                                           $  2,348        $ (* 3,331          $  3,550
                       Labor costs                                            1,289             1,306             1,681
                       Subcontracted work                                       120               128             1,863
                       Other manufacturing expenses                             494               886               732
                       Deprecation                                              305               378               446
                                                                        --------------    --------------    --------------

                                                                              4,556             6,029             8,272
                      Decrease (increase) in inventory of
                          work in progress                                        9          (*  (176)              197
                       Increase in inventory of finished   products
                                                                                968              (788)             (180)
                                                                        --------------    --------------    --------------

                                                                           $  5,533        $    5,065          $  8,289
                                                                        ==============    ==============    ==============

              b.       Research and development costs, net:

                       Materials                                         $       33       $       182         $     463
                       Labor costs                                              438               545               938
                       Depreciation                                              47                48                92
                       Other expenses                                           377               167               282
                                                                        --------------    --------------    --------------

                                                                                895               942             1,775
                       Less - Government grants                                  50               163               434
                                                                        --------------    --------------    --------------

                                                                          $     845       $       779          $  1,341
                                                                        ==============    ==============    ==============

              c.       Selling and marketing expenses:

                       Wages and salaries                                 $     197       $       193          $     125
                       Commissions                                                -                10                54
                       Advertising                                               41                31                41
                       Others                                                   188               168               202
                                                                        --------------    --------------    --------------

                                                                          $     426       $       402          $    422
                                                                        ==============    ==============    ==============

                     *)    Reclassified.



                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)
              d.       General and administrative expenses:

                       Wages and salaries                                   $     535         $     547         $     599
                       Maintenance expenses                                       320               456               367
                       Professional consulting                                    380               381               361
                       Depreciation and amortization                              123                93               646
                       Other                                                       94               154                73
                                                                        --------------    --------------    --------------

                                                                             $  1,452          $  1,631          $  2,046
                                                                        ==============    ==============    ==============

              e.       Financial expenses, net:

                       Financial expenses in respect of
                          convertible debentures                            $     235         $     195         $     331
                       Financial expenses in respect of
                          long-term loans                                           2               365                53
                       Financial expenses in respect of
                          short-term loans                                        201                                   -
                       Earnings from deposits with banks                          (25)              (91)              (15)
                       Interest income                                           (124)                -                 -
                      Other financial expenses including
                          translation differences                                  33                34               170
                                                                        --------------    --------------    --------------

                                                                            $     322         $     503         $     539
                                                                        ==============    ==============    ==============

              f.       Other income (expenses), net:

                        Gain from sale of investment in
                       subsidiary (1)                                       $     968            $    -          $      -
                       Gain from decrease of holdings in
                       investees (1)                                            1,257                 -               146
                        Capital gain (loss) on sale of
                          fixed assets                                              9                (9)               11
                        Capital gain from assignment of
                          investment rights in Telegate (1)                         -                 -               120
                                                                        --------------    --------------    --------------

                                                                             $  2,234            $   (9)           $  277
                                                                        ==============    ==============    ==============

                     (1)    See Note 8b(3).



                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  g.       Income (loss) from discontinued operations:

                           The operating results of Jerico and the Company's operating results in the communications (telephony) segment, which were discontinued, were reclassified in the financial statements (see Note 3). The effect of the discontinued operations on the statements of operations is as follows:

                                                                                              Year ended December 31,
                                                                                          ---------------------------------
                                                                                               1998              1997
                                                                                          ---------------   ---------------
                                                                                                    U.S. dollars
                                                                                          ---------------------------------
                                                                                                   (In thousands)
                       Revenues from sales                                                $         -         $    448
                       Cost of sales                                                               -               394
                                                                                          --------------    --------------

                       Gross profit                                                                -                54
                                                                                          --------------    --------------

                       Research and development costs, net                                         -                61
                       Selling expenses                                                            -                18
                       General and administrative expenses                                         -                37
                                                                                          --------------    --------------

                                                                                                   -               116
                                                                                          --------------    --------------

                       Operating loss                                                              -               (62)
                       Other income, net                                                       1,054                 -
                                                                                          --------------    --------------

                                                                                            $  1,054           $   (62)
                                                                                          ==============    ==============


NOTE 24:-         SELECTED STATEMENTS OF OPERATIONS DATA

                  a.       Summary information about geographic areas:

                           The Company manages its business on a basis of one reportable segment. See Note 1 for a brief description of the Company's business. The Company's business is divided into four main geographic areas: Israel, Asia, Europe and United states. Total revenues are attributed to geographic areas based on location of customers.

                           This data is presented in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", which the Company has retroactively adopted for all periods presented.


                                                                                               ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                           The following presents total revenues for the years ended December 31, 1999, 1998 and 1997 and long-lived assets as of December 31, 1999 and 1998:

                                                  Long-                            Long-                              Long-
                                  Total           lived            Total           Lived            Total             lived
                                Revenues          assets          revenues         Assets          revenues           assets
                              --------------  ---------------  --------------- ---------------  ---------------   ---------------
                                                                         U.S. dollars
                              ---------------------------------------------------------------------------------------------------
                                                                        (In thousands)

       Israel                   $  5,533        $  1,908        $   4,518       $   4,531       $    8,482           $ 4,824
       Asia                        1,083               -              837               -            1,829                 -
       Europe                        425               -              718               -              204                 -
       United states                   -               -                -               -            1,216                 -
                              --------------  ---------------  --------------- ---------------  ---------------   ---------------

                                $  7,041         $ 1,908        $   6,073       $   4,531        $  11,731          $  4,824
                              ==============  ===============  =============== ===============  ===============   ===============


                           Total revenues are divided by the following products:


                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                             Ammunition components                          $   3,269       $     3,459        $    8,248
                             Firing ranges                                      1,998             2,614             3,483
                             Other                                              1,774                 -              -
                                                                        --------------    --------------    --------------

                                                                             $  7,041       $     6,073         $  11,731
                                                                        ==============    ==============    ==============

                  b.       Major customer data:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------

                             Sales to customer A                             $  3,352       $     2,696       $     7,015
                                                                        ==============    ==============    ===============

                             Percentage of total sales                         47.6%              44.4%             59.8%
                                                                        ==============    ==============    ===============

                             Sales to customer B                             $  1,591       $     1,621       $     4,364
                                                                        ==============    ==============    ===============

                             Percentage of total sales                         22.6%              26.7%             37.2%
                                                                        ==============    ==============    ===============

                             Sales to customer C                             $  1,084      $        838       $       352
                                                                        ==============    ==============    ===============

                             Percentage of total sales                        15.4%               13.8%                 3%
                                                                        ==============    ==============    ===============



                                                                                                     ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


NOTE 25:-         EARNINGS (LOSS) PER SHARE

                  a.       Number of shares and loss used in the computation of loss per share:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------

                       Basic and diluted loss (in U.S. dollars
                          in thousand) :

                      Loss, as reported in the statement
                          of operations                                      $  1,866          $  3,066          $  6,671
                                                                        ==============    ==============    ==============

                          Loss used in computation of
                          basic and diluted loss                             $  1,777          $  3,066          $  6,662
                                                                        ==============    ==============    ==============

                       Number of shares:

                       Weighted average number of shares
                          used in the computation                          28,929,461        27,514,318         6,945,643
                       Add -
                           Shares from conversion of
                           stock options                                            -                 -            37,000
                           Shares from conversion of
                             of debentures (series 1)                               -                 -        19,669,565
                           Options which are likely to be
                       exercised                                            4,642,276                 -           207,110
                                                                        --------------    --------------    --------------

                         Number of shares used in the
                       computation of basic and diluted loss               33,571,737        27,514,318        26,859,318
                                                                        ==============    ==============    ==============

                        Computed interest rate used in
                         capitalizing payments linked
                          to the U.S. dollar                                        6%                5%                6%
                                                                        ==============    ==============    ==============

                        Computed interest rate used in
                          capitalizing NIS payments                                10%           12.5%                 14%
                                                                        ==============    ==============    ==============


                  b. The diluted loss per share is not materially different from the basic loss per share.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 26:-         TRANSACTIONS AND BALANCES WITH RELATED PARTIES

                  a. In November 1997 and April 1998, the Company received loans from a then shareholder, Yorocal Investments and Development Ltd. ("Yorocal"), in the amount of $ 932 and $ 50 thousand, respectively. The loans bear interest of prime + 3% and are repayable immediately upon request. The loans may be converted immediately into the Company's shares upon the lender's request.

                           In February 1998, the Company announced the allocation of shares to Yorocal following a request from Yorocal to convert the loans balance into the Company's shares. As of December 31, 1999,. The allocation of the shares was not carried out since the shareholders did not yet convene to approve the transaction and all the approvals, which are required under the law, were not yet obtained.

                           In view of the time that has elapsed, the Company resolved not to carry out the above allocation.

                           In March 2000, the Company repaid the loan and, therefore, the loan is reported among current liabilities.

                  b. As for a loan which Aryt Holdings received from a related party, see Note 8b(3)(b).

                  c. In December 1997, Aryt Holdings received a loan from a related party in the amount of $ 101 thousand. In April and May 1998 Aryt Holdings received loans from a related party in the amount of $ 55 and $ 1,285 thousand, respectively. The loans are linked to the dollar and bear interest at the rate of 12%. A maturity date has not yet been determined in respect thereof.

                  d. As for the allocation of 700,000 options (series I) to the CEO, see Note 27f.

                  e.       As for the employment contract of the CEO, see Note
                           19b(2).


                                                                                                     ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  f.       Transactions with related parties:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)
                       1.     Cost of sales, selling, general, and
                              administrative expenses and
                              financial expenses:

                              Management fees and rental
                              payments from affiliate                       $    (360)       $     (316)          $  (136)
                              Salary and related benefits to
                              the CEO of the Group                                262               255               177
                              Directors' fees (3 directors)                        26                29                28
                              Financial expenses to affiliates
                              and shareholder, net                                146               (17)               20
                                                                        --------------    --------------    --------------

                                                                           $       74        $      (49)          $    89
                                                                        ==============    ==============    ==============



                                                                                                   December 31,
                                                                                          --------------------------------
                                                                                              1999              1998
                                                                                          --------------    --------------
                                                                                                   U.S. dollars
                                                                                          --------------------------------
                                                                                                  (In thousands)
                       2.     Balances with related parties:

                              Debit balance (see Notes 6 and 8)                              $        2          $  1,175
                                                                                          ==============    ==============

                              The highest debit balance
                                 during the year                                              $     891          $  1,175
                                                                                          ==============    ==============

                                Credit balance
                                 (see Notes 13, 16, 26)                                        $  1,518          $  4,093
                                                                                          ==============    ==============


NOTE 27:-         SUBSEQUENT EVENTS

                  a. As for the completion of the transaction for the sale of Telegate's shares, see Note 8b.

                  b.       As for the exercise of options (series G), see
                           Note 20b.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                  c. As for the purchase of debentures (series 4) by Amcoram and their conversion, see Note 15.

                  d. In February 2000, the Company signed on agreement to invest in Sensutech Ltd. ("Sensutech"), whereby the Company will invest $1 million in consideration for the issuance of shares which will confer upon the Company 25% of the overall rights in Sensutech.

                           The Company will be granted an option to increase its shareholdings in Sensutech by additional 15% in consideration for an additional investment of $ 1 million, so that after the above investment the Company will hold in 40% of Sensutech shares.

                  e. In January 2000, the Company extended a line of credit of $ 150 thousand to Voice Diary in consideration for 10% of to Voice Diary shares.

                           In addition, the Company was granted an option to make an additional investment of $ 100 thousand until December 31, 2000 in consideration for additional 10%.

                  f. In January 2000, the Company approved a stock option plan (options series I) to its employees and CEO for the issuance of 1,550,000 option (series
                           I).

                           The options are exercisable into Ordinary shares of NIS 1 nominal value each at NIS 1.35 per NIS 1 Ordinary share (the market price of the Company's shares at the date the plan was approved by the Board was NIS 1.33).

                           The options vest over 4 years. The options will expire on May 31, 2005. In March 2000, the issuance of options was approved by the general meeting of shareholders.

                  g. On January 10, 2000, the Company provided a loan of $ 75 thousand to a start-up company. The loan is linked to the dollar and bears annual interest at the rate of 8%. If the Company decides to invest in the company, the loan will became advance on account of investment. The loan matures by June 30, 2000. A guarantee was provided for the loan.

                                                           ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 28:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

                           The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

                  a.       Accrued severance pay, net:

                           The amounts funded in regard to liabilities in respect of employee rights upon retirement are presented as a deduction from the liabilities in
                           Note 15, whereas according to U.S. GAAP, such amounts funded would be presented in the balance sheet as long-term assets.

                           The amounts funded in regard to liabilities in respect of employee rights upon retirement as of December 31, 1999 and 1998, are $ 488 thousand and $ 428 thousand, respectively.

                  b.       Treatment of deferred taxes on income:

                           Under the Israeli Law for Encouragement of Capital Investments, 1959, companies which own an "approved enterprise" and are entitled to investment grants (see Note 9b), are generally taxed at a rate of 25% of attributable income during "the period of benefits".

                           Dividends paid to shareholders from the profits of an "approved enterprise" are subject to income tax at a rate of 15%. The shareholders are entitled to a 15% tax credit, if and when this dividend is paid to their shareholders.

                           Under Israeli GAAP, deferred income taxes are not provided on the undistributed tax exempt profits from domestic subsidiaries of an "approved enterprise". Under U.S. GAAP, deferred income taxes should be provided on the undistributed tax exempt profits of domestic subsidiaries that arose in fiscal years beginning after December 15, 1992.

                           The effect of providing deferred taxes on the undistributed tax exempt profits of an "approved enterprise", assuming either the sale of the subsidiary or its liquidation, was in 1999 and 1998 in the amount of $ 56 thousand and $ 274 thousand, respectively, and an increase (decrease) in tax income in 1999, 1998 and 1997 in the amounts of $ 218 thousand, $ (245) thousand and $ 2 thousand, respectively.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


                  c.       Earnings per share:

                          According to Israeli GAAP:

                           The dilutive effect of options and options is included in the computation of basic earnings per share only if their exercising is considered to be probable, based on the ordinary relationship between the market price of the shares stemming from the exercise of the options and the discounted present value of the future proceeds derived from the exercise of the options and options.

                           The dilutive effect of convertible debentures is taken into account in the computation of basic earnings per share only if their conversion is considered to be probable, based on the relationship between the market price of the shares stemming from the conversion and the discounted present value of the convertible debentures.

                           Both basic earnings per share and dilutive earnings per share are to be presented in the financial statements.

                           According to U.S. GAAP:

                           Options and warrants are always considered as common shares equivalents; their dilutive effect on the dilutive earnings per share is computed by application of the "treasury stock" method. Options and warrants that have expired or have been exercised during the period shall be weighted for the portion of the period in which they were outstanding.

                  d.       Convertible debentures issued with option:

                           According to U.S. GAAP, a portion of the proceeds from the issued convertible debentures with an option is allocated to the option, based on relative market prices at date of issuance and accounted for as additional paid-in capital. Such allocation results in the recording of a discount in the convertible debentures that is amortized by the interest method over the term of the debt securities.

                           In accordance with Israeli accounting principles, the proceeds received are allocated based on the par value of the option. The effect of the material differences between Israeli and U.S. GAAP, concerning the increase in additional paid-in capital is in the amount of $ 190 thousand for the years ended December 31, 1999 and 1998 and the increase in financial expenses in the amounts of $ 13 thousand, $ 36 thousand, and $ 10 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

                                                          ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                           The differences in amortization of issuance expenses for debenture according to Israeli and U.S. GAAP is immaterial.

                  e.       Capital gain from purchase of loan:

                           Under Israeli GAAP capital gain from the purchase of loan was recorded upon signing the agreement.

                           According to U.S. GAAP, such gain can be recorded only upon the issuance of the shares of the company in consideration of the aforementioned loan.

                  f.       Equity in affiliates:

                           According to U.S. GAAP, when an investment qualifies for the use of the equity method, the investor should adopt the equity method of accounting. The investment, results of operations (current and prior periods presented), and retained earnings of the investor should be adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

                           According to Israeli GAAP, the equity method is applied from the date when an investment first qualifies.

                  g. Debt securities with a nondetachable conversion feature:

                           Under U.S GAAP debt securities with a nondetachable conversion feature that is "in the money" at the date of issue ("beneficial conversion feature") should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the date of issuance as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. And would be amortized over the conversion term.

                           As applicable to the Company's financial statements, these differences are immaterial.


                                                                                                     ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                  h. The effect of the material differences between Israeli and U.S. GAAP of the abovementioned items on the financial statements is as follows:

                           1.       On consolidated statements of operations:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             1999              1998              1997
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                         Loss as reported according to
                              Israeli GAAP                                   $  (1,866)      $ (3,066)         $ (6,671)
                           Financial income (expenses)                             (13)           (36)               10
                           Deferred taxes on income                               (218)           245                 -
                           Equity in losses of affiliates                          149            149              (203)
                         Capital gain from purchase of
                              a loan                                                 -              -              (389)
                                                                         --------------    --------------    --------------

                           Loss according to U.S. GAAP                       $  (1,948)      $ (2,708)        $  (7,253)
                                                                         ==============    ==============    ==============

                           Basic and diluted earnings (losses) per Ordinary share:
                              From continuing operations:

                           As reported according to
                              Israeli GAAP                                   $  (0.05)      $  (0.15)         $  (0.27)
                                                                         ==============    ==============    ==============
                           As per U.S. GAAP                                  $  (0.07)      $  (0.14)         $  (0.28)
                                                                         ==============    ==============    ==============

                         From discontinued operations:

                           As reported according to
                              Israeli GAAP                                $          -     $     0.04        $    0.02
                                                                                           ==============    ==============
                                                                         ==============
                           As per U.S. GAAP                               $          -     $     0.04         $  (0.002)
                                                                         ==============    ==============    ==============

                           Basic and diluted loss per Ordinary shares:

                           As reported according to
                              Israeli GAAP                                  $    0.05      $    (0.11)        $  (0.25)
                                                                                           ==============    ==============
                                                                         ==============
                           As per U.S. GAAP                                 $    0.07      $     (0.1)        $  (0.27)
                                                                         ==============    ==============    ==============



                                                                                                     ARYT INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------


                           2.       On consolidated balance sheet items:

                                                                              December 31,
                                               ---------------------------------------------------------------------------
                                                                1999                                  1998
                                               ---------------------------------------------------------------------------
                                                                            As per                                As per
                                                   As       Adjustment       U.S.       reported                   U.S.
                                                reported                     GAAP                  Adjustment      GAAP
                                               ----------   ----------    -----------   --------   ----------    ---------
                                                                              U.S. dollars
                                               ---------------------------------------------------------------------------
                                                                             (In thousands)

                 Investment in affiliate            680        1,041            (361)     2,254      (1,339)            915
                 Severance pay fund                   -          488             488          -         428             428
                 Deferred charges, net               51           (7)             44        153         (14)            139
                 Total assets                     9,331         (560)          8,771     11,231        (911)         10,320
                 Deferred taxes on income             -           56              56          -         274             274
                 Convertible debentures           2,122         (148)          1,974      4,047         853           4,900
                 Commitments to be
                 ----------------------------         -            -               -      1,021      (1,021)              -
                   converted into shares
                 Accrued severance pay, net         368          488             856        388         428             816
                 Total liabilities               10,330          396          10,726     11,841         534          12,375
                 Additional paid-in              11,693          190          11,883     11,728         431          12,159
                 capital
                 Accumulated deficit            (23,849)      (1,140)        (24,989)   (21,983)     (1,328)        (23,311)
                 Shareholders' equity              (999)      (1,330)         (2,329)    (1,631)       (897)         (2,528)



                                                                                                     ARYT INDUSTRIES LTD.
LIST OF GROUP COMPANIES
----------------------------------------------------------------------------------------------------------------------------


                                                                                             December 31, 1999
                                                                                    -------------------------------------
                                                                                             Shares conferring
                                                                                    -------------------------------------
                                                                                         Voting             Rights to
                                                                                         rights              Profits
                                                                                    -----------------    ----------------
                                                                                           %                    %
                                                                                    -----------------    ----------------

      a.       Subsidiaries:

               Reshef Technologies Ltd.                                                   100                 100
               Amcoram Ltd.                                                               100                 100
               Amcoram Technologies (1993) Germany (through Amcoram)                      100                 100

      b.       Affiliates:

               Telegate Ltd.  **)                                                        (* 20               (* 20

      c.       Inactive companies:

               G.S.T. Ltd.                                                                100                 100
               D.T. Industries Inc. (through G.S.T.)                                      100                 100
               Indofinance Inc. (through G.S.T.)                                          100                 100


               *) Before dilution in respect of options and convertible securities.

               **)    See Note 8b3(b).




                                         - - - - - - - - - - - - - - - - -

                                 TELEGATE LTD.


                             FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 1999


                                IN U.S. DOLLARS




                                     INDEX




                                                                                                            Page
                                                                                                            ----

Report of Independent Auditors                                                                               105

Balance Sheets                                                                                               106

Statements of Operations                                                                                     107

Statements of Changes in Shareholders' Deficiency                                                            108

Statements of Cash Flows                                                                                  109 - 110

Notes to Financial Statements                                                                             111 - 127

-------------------------------------------------------------------------------------------------------------------



                                               - - - - - - - - - - -

[LOGO OMITTED]    ERNST & YOUNG


|X|  Kost Forer & Gabbay
     2 Kremenetski St.
     Tel-Aviv 67899, Israel

|X|    Phone: 972-3-6232525
       Fax:   972-3-5622555







                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                                 TELEGATE LTD.



     We have audited the accompanying balance sheets of Telegate Ltd. as of December 31, 1998 and 1999, and the related statements of operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Telegate Ltd. as of December 31, 1998 and 1999, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.





Tel-Aviv, Israel                                KOST FORER & GABBAY
March 30, 2000                       A Member of Ernst & Young International


BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data
-------------------------------------------------------------------------------------------------------------------


                                                                                                       December 31,
                                                                                              --------------------------------
                                                                                                  1998              1999
                                                                                              --------------    --------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                                   $       385         $   1,415
  Trade receivables - related parties (Note 13)                                                       320             5,548
  Government grants receivable                                                                        331               346
  Other accounts receivable                                                                            12               112
  Inventories (Note 3)                                                                              1,210             3,424
                                                                                              --------------    --------------

                                                                                                    2,258            10,845
                                                                                              --------------    --------------

SEVERANCE PAY FUNDS (Note 7)                                                                          429               595
                                                                                              --------------    --------------

PROPERTY AND EQUIPMENT, NET (Note 4)                                                                1,548             1,906
                                                                                              --------------    --------------

Total assets                                                                                   $    4,235        $   13,346
-----
                                                                                              ==============    ==============

   LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Short-term bank credit(Note 5)                                                              $        21          $      -
  Short-term bank loans (Note 5)                                                                    1,135               294
  Trade payables                                                                                    1,332             2,930
  Employees and payroll accruals                                                                      791               911
  Advances from a customer - related party (Note 13)                                           385               -
  Other accounts payable (Note 6)                                                              372               1,337
                                                                                              --------------    --------------

Total current liabilities                                                                           4,036             5,472
-----
                                                                                              --------------    --------------

ACCRUED SEVERANCE PAY (Note 7)                                                                        677             1,074
                                                                                              --------------    --------------

CONVERTIBLE LOANS (Note 8)                                                                          5,633            12,482
                                                                                              --------------    --------------

SHAREHOLDERS' DEFICIENCY (Note 9):
  Share capital
  Authorized: 1,100,000 Ordinary shares of NIS 0.1 par value as of December 31, 1998, and 3,000,000 as of December 31, 1999
  Issued and outstanding: 706,900 Ordinary shares of NIS 0.1 par value as of
   December 31, 1998 and 1,077,339 as of December 31, 1999                                             23                32
  Additional paid-in capital                                                                        9,569            21,110
  Deferred compensation                                                                              (109)           (1,854)
  Accumulated deficit                                                                             (15,594)          (24,970)
                                                                                              --------------    --------------

                                                                                                   (6,111)           (5,682)
                                                                                              --------------    --------------

Total liabilities and shareholders' deficiency                                                $     4,235        $   13,346
-----
                                                                                              ==============    ==============




The accompanying notes are an integral part of the financial statements.


                                                                                                      TELEGATE LTD.
STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                                  Year ended
                                                                                                 December 31,
                                                                                   ------------------------------------------
                                                                                      1997           1998            1999
                                                                                   ------------   ------------    -----------

Sales to related parties (Note 13)                                                 $                $  3,569       $   9,144
                                                                                             -

Cost of sales to related parties                                                             -         3,737           9,445
                                                                                   ------------   ------------    -----------

Gross loss                                                                                   -           168             301
                                                                                   ------------   ------------    -----------

Operating expenses:

  Research and development, net (Note 12a)                                               3,362         4,660           5,467

  Selling and marketing, net (Note 12b)                                                    392           489             914

  General and administrative                                                               608           716           1,982
                                                                                   ------------   ------------    -----------

Total operating expenses                                                                 4,362         5,865           8,363
-----
                                                                                   ------------   ------------    -----------

Operating loss                                                                           4,362         6,033           8,664

Financial income (expenses), net (Note 12c)                                                102            23            (712)
                                                                                   ------------   ------------    -----------

Net loss                                                                             $   4,260      $  6,010        $  9,376
                                                                                   ============   ============    ===========

Basic and diluted net loss per share                                                $     6.22     $   8.50        $  11.35
                                                                                   ============   ============    ===========

Weighted average number of shares used in computing
  basic and diluted loss per share                                                     684,902       706,900         826,413
                                                                                   ============   ============    ===========




The accompanying notes are an integral part of the financial statements.


                                                                                                      TELEGATE LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
-----------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data



                                                                                                   Additional
                                                                                                    paid-in           Deferred
                                                                           Share capital             capital         compensation
                                                                   -----------------------------  -------------    ----------------
                                                                                  --------------
                                                                     Number of
                                                                     shares          Amount
                                                                   ------------   --------------

Balance as of January 1, 1997                                          665,289        $   22        $   9,026        $     (734)
  Deferred compensation related to stock-based options
   granted to employees                                                      -             -              (10)               10
  Amortization of deferred compensation                                      -             -                -               362
  Conversion of a convertible loan into shares, net                     41,611             1              553                 -
  Net loss                                                                   -             -                -                 -
                                                                   ------------   --------------  --------------   ----------------

Balance as of December 31, 1997                                        706,900            23            9,569              (362)
  Amortization of deferred compensation                                      -             -                -               253
  Net loss                                                                   -             -                -                 -
                                                                   ------------   --------------  --------------   ----------------

Balance as of December 31, 1998                                        706,900            23            9,569              (109)
  Conversion of convertible loans into shares, net                     129,698             3            2,767                 -
  Issuance of shares, net                                              240,741             6            6,302                 -
  Deferred compensation related to stock-based options
   granted to employees and bank                                             -                          2,472            (2,472)
  Amortization of deferred compensation                                      -             -                -               727
  Net loss                                                                   -             -                -                 -
                                                                   ------------   --------------  --------------   ----------------

Balance as of December 31, 1999                                      1,077,339         $  32        $  21,110         $  (1,854)
                                                                   ============   ==============  ==============   ================

(Table Continued)


                                                                                                 Total
                                                                                          shareholders'
                                                                       Accumulated           equity
                                                                          deficit          (deficiency)
                                                                     ----------------    ----------------





Balance as of January 1, 1997                                          $   (5,324)           $   2,990
  Deferred compensation related to stock-based options
   granted to employees                                                         -                    -
  Amortization of deferred compensation                                         -                  362
  Conversion of a convertible loan into shares, net                             -                  554
  Net loss                                                                 (4,260)              (4,260)
                                                                     -----------------    ---------------

Balance as of December 31, 1997                                            (9,584)                (354)
  Amortization of deferred compensation                                         -                  253
  Net loss                                                                 (6,010)              (6,010)
                                                                     -----------------    ---------------

Balance as of December 31, 1998                                           (15,594)              (6,111)
  Conversion of convertible loans into shares, net                              -                2,770
  Issuance of shares, net                                                       -                6,308
  Deferred compensation related to stock-based options
   granted to employees and bank                                                -                    -
  Amortization of deferred compensation                                         -                  727
  Net loss                                                                 (9,376)              (9,376)
                                                                     -----------------    ---------------

Balance as of December 31, 1999                                         $ (24,970)           $  (5,682)
                                                                     =================    ===============




The accompanying notes are an integral part of the financial statements.


                                                                                                      TELEGATE LTD.
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                                  Year ended
                                                                                                 December 31,
                                                                                   ------------------------------------------
                                                                                      1997           1998            1999
                                                                                   ------------   ------------    -----------

Cash flows from operating activities:

  Net loss                                                                         $ (4,260)      $ (6,010)       $ (9,376)
  Adjustments to reconcile net loss to net  cash used in
   operating activities:
   Amortization of deferred compensation                                                362            253             727
   Depreciation                                                                         211            411             603
   Increase in accrued severance pay, net                                                70            109             231
   Decrease in value of marketable securities                                           221              -               -
   Increase of accrued interest on convertible loans                                      -            193             496
   Increase in trade receivables - related parties                                        -           (320)         (5,228)
   Decrease (increase) in government grants receivable                                  112            (99)            (15)
   Decrease (increase) in other accounts receivable                                      18             99            (100)
   Increase in inventories                                                                -         (1,210)         (2,214)
   Increase in trade payables                                                           455            589           1,598
   Increase in employees and payroll accruals                                           230            250             120
   Increase (decrease) in advances from a customer - related party                        -            385            (385)
   Increase in other accounts payable                                                     6            291             965
   Other                                                                                 (1)            (2)              -
                                                                                   ------------   ------------    -----------

Net cash used in operating activities                                                (2,576)        (5,061)        (12,578)
                                                                                   ------------   ------------    -----------

Cash flows from investing activities:

  Purchase of property and equipment                                                   (597)        (1,110)           (979)
  Proceeds from sale of property and equipment                                           19             51              18
                                                                                   ------------   ------------    -----------

Net cash used in investing activities                                                  (578)        (1,059)           (961)
                                                                                   ------------   ------------    -----------




The accompanying notes are an integral part of the financial statements.


                                                                                                      TELEGATE LTD.
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                                   Year ended
                                                                                                  December 31,
                                                                                    ------------------------------------------
                                                                                       1997           1998           1999
                                                                                    -----------    ------------   ------------

Cash flows from financing activities:

  Proceeds from issuance of shares, net                                                      -              -          6,308
  Short-term bank credit, net                                                                -             21            (21)
  Short-term bank loans, net                                                                 -          1,135           (841)
  Proceeds from convertible loans                                                        1,960          2,940          9,150
  Issuance expenses related to conversion of convertible loan into shares                   (6)             -            (27)
                                                                                    -----------    ------------   ------------

Net cash provided by financing activities                                                1,954          4,096         14,569
                                                                                    -----------    ------------   ------------

Increase (decrease) in cash and cash equivalents                                        (1,200)        (2,024)         1,030

Cash and cash equivalents at the beginning of the year                                   3,609          2,409            385
                                                                                    -----------    ------------   ------------

Cash and cash equivalents at the end of the year                                     $   2,409       $    385       $  1,415
                                                                                    ===========    ============   ============

Non-cash transactions:
---------------------

  Conversion of convertible loans into shares                                          $   560      $       -       $  2,797
                                                                                    ===========    ============   ============

Supplemental disclosure of cash flows activities:

  Cash paid during the year for interest                                            $        -      $      66        $   240
                                                                                    ===========    ============   ============




The accompanying notes are an integral part of the financial statements.

                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


NOTE 1:-          GENERAL

                  a. Telegate Ltd. ("the Company") was incorporated on May 6, 1993, under the name of Capitec (1993) Ltd. In 1994, the Company changed its name to Telegate Ltd.

                           The Company is engaged in the research,
                           development, manufacturing and marketing of local access systems that interface and transmit public telecommunications services over existing Cable TV infrastructures.

                           The Company is dependent upon sole source of suppliers for the production of a modem, which is a key component used in its product.

                  b. On January 2, 2000 the Company's shareholders signed a share purchase agreement with Terayon Communication Systems, Inc. ("Terayon") pursuant to which Terayon will acquire all of their shares and related warrants in the Company in consideration of 2,200,000 shares of Terayon plus cash equal to the Company's net cash as of the closing date less $ 2,000.

                  c. The Company's shareholders' deficiency as of December 31, 1999 and net loss for the year ended December 31, 1999 amounting to $ 5,682 and $ 9,376, respectively. The Company's ability to continue to operate is dependent upon additional financial support until profitability is achieved.

                           Subsequent to December 31, 1999, Terayon undertook to financially support Telegate operations.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

                  a.       Use of estimates:

                           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  b.       Financial statements in U.S. dollars:

                           Company's management believes that the U.S. dollar is the currency of the primary economic environment in which it operates. Therefore, the functional and reporting currency for the Company is the U.S. dollar.

                                                                  TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                           The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. Certain amounts in the dollar financial statements may represent the dollar equivalent of other currencies, including new Israeli shekels (NIS), and may not be exchangeable for dollars.

                  c.       Cash and cash equivalents:

                           The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

                  d.       Marketable securities:

                           In accordance with Statement of Financial
                           Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its marketable debt into trading category. Under SFAS 115, traded marketable securities are stated according to the quoted market prices as of balance sheet date.

                           Gains and losses (realized and unrealized) related to traded securities as well as interest on such securities are included in "financial income (expenses), net".

                  e.       Inventories:

                           Inventories are valued at the lower of cost or market value. Cost is determined as follows:

                           Raw materials and components - on the moving average basis.

                           Work in progress and finished products:

                           Raw materials and components - on the moving average basis.

                           Labor, overhead and subcontracted work - on the basis of actual costs.


                                                                                                                  TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                           Periodically, the Company evaluates the quantities on hand relative to current selling prices and historical and forecasted sales volume. Based on these evaluations, provisions are made in each period to write inventory down to its net realizable value, which establishes a new cost basis.

                  f.       Property and equipment, net:

                           Property and equipment are stated at cost.
                           Depreciation is calculated using the straight-line method over the estimated useful lives, at the following annual rates:

                                                                                                       %
                                                                                        ---------------------------------

                           Computers and peripheral equipment                                        7 - 33
                           Machinery and engineering equipment                                       15 -20
                           Motor vehicles                                                              15
                           Office furniture and equipment                                            7 - 15
                           Leasehold improvements                                          Over the term of the lease


                  g.       Income taxes:

                           The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards
                           (SFAS) 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                  h.       Revenue recognition:

                           Revenues from sales are recognized upon shipment when no significant obligations remain on the part of the Company and the collection of the related receivable is probable. Generally, the Company does not have any significant obligations after delivery.

                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                  i.       Warranty costs:

                           A provision for warranty costs is calculated and provided based on a percentage of sales.

                  j.       Research and development costs:

                           Research and development costs are charged to expenses as incurred.

                  k.       Grants:

                           Royalty-bearing grants from the Government of Israel and others for funding of approved research projects and non-royalty-bearing grants from the Government of Israel for funding of approved marketing activities, are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred.

                  l.       Concentrations of credit risk:

                           SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant Off-Balance-Sheet and credit risk concentrations. The Company has no significant Off-Balance-Sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                           Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

                           The Company's cash and cash equivalents are invested in deposits with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                           The Company's trade receivables are derived from sales to a shareholder. The Company performs ongoing credit evaluations of its shareholder's debt, and, to date, has not experienced any material losses.

                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                  m.       Severance pay:

                           The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

                           The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                  n.       Accounting for stock-based compensation:

                           The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock issued to Employees". Under APB-25, when the exercise price of the Company's stock options is equal to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                           Financial Accounting Standards Board Statement No. 123 "Accounting for Stock Based Compensation" (SFAS 123") requires the use of option valuation model to measure the fair value of the options at the grant date. The proforma disclosures required by Statement 123, are provided in Note 9c

                  o.       Basic and diluted net loss per share:

                           Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" , for all periods presented.

                           Basic net loss per share has been computed using the weighted-average number of Ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the weighted average number of dilutive potential Ordinary shares considered outstanding during the year.

                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                           All outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 88,468, 88,443, and 192,243, for the years ended December 31, 1997, 1998 and 1999, respectively. In addition warrants exercisable into the number of Ordinary shares totaling $ 500 (see Note 5) and warrants regarding convertible loans (see Note 8) were excluded.

                  p.       Fair value of financial instruments:

                           The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                           Cash and cash equivalents, trade receivables, related parties, short-term bank credit and trade payables - The carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.

                           Short-term loans - The carrying amounts of the Company's borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

                  q.       Impact of recently issued accounting standard:

                           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective


                                                                                                             TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                           Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No.
                           133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's balance sheets or results of operations to be material.

                  r.       Segment reporting:

                           The Company adopted SFAS No. 131, "Disclosures
                           About Segments of an Enterprise and Related
                           Information". In 1998. SFAS No. 131 supercedes SFAS
                           No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding how to allocate resources to segments. The Company manages its business on a basis of one reportable segment.

                  s.       Adjustment of computer systems for the Year 2000:

                           The costs required in order to adjust and modify the Company's existing software in order for it to be Year 2000 Compliant are recorded as current expenses at the time they are incurred.


NOTE 3:-          INVENTORIES

                                                                                            December 31,
                                                                               ----------------------------------------
                                                                                     1998                   1999
                                                                               -----------------       ----------------

                  Raw materials and components                                   $     937              $    2,381
                  Work-in-progress                                                     203                     774
                  Finished products                                                     70                     269
                                                                               -----------------       ----------------

                                                                                  $  1,210               $   3,424
                                                                               =================       ================


                                                              TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 4:-    PROPERTY AND EQUIPMENT

                  Cost:
                    Computers and peripheral equipment                             $   1,135               $   1,657
                    Machinery and engineering equipment                                  799                   1,106
                    Motor vehicles                                                       131                      94
                    Office furniture and equipment                                       114                     165
                    Leasehold improvements                                               131                     230
                                                                               -----------------       ----------------

                                                                                       2,310                   3,252
                                                                               -----------------       ----------------
                  Accumulated depreciation:
                    Computers and peripheral equipment                                   462                     818
                    Machinery and engineering equipment                                  205                     378
                    Motor vehicles                                                        54                      53
                    Office furniture and equipment                                        19                      33
                    Leasehold improvements                                                22                      64
                                                                               -----------------       ----------------

                                                                                         762                   1,346
                                                                               -----------------       ----------------

                  Depreciated cost                                                 $   1,548               $   1,906
                                                                               =================       ================

NOTE 5:-          SHORT-TERM BANK CREDIT AND SHORT-TERM BANK LOANS

                  As of December 31, 1999, the Company has an authorized line of credit in the amount of approximately $ 3,000, of which dollar denominated credit bears interest at the rate of Libor + 1% and NIS denominated credit bears interest at the prime rate minus 0.75% to prime rate +3%.

                  The Company received two NIS denominated bank loans. The loans bear annual interest rate of prime and prime minus 0.75%, and are to be repaid on an on-call basis during 2000.

                  The Company had an unused line of credit in the amount of approximately $2,706 as of December 31, 1999 (there is no fee for the unused portion of the line of credit).

                                                                TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                  In connection with one of the credit lines, the Company issued on February 7, 1999, to a subsidiary of Bank Hapoalim B.M., a warrant to purchase Ordinary shares of the Company. The warrant is exercisable into the number of Ordinary shares totaling $ 500 according to the price per share paid by purchasers of the Company's securities in one of the following events ("Liquidity Events") less a discount of twenty percent of the event price:

                  1. Issuance of equity securities, excluding exercise of options to employees.
                  2.    An Initial Public Offering ("IPO").
                  3. Sale of all or substantially all of the Company's property and assets.
                  4. Merger or consolidation with or into another corporation.

                  If a Liquidity Event ("the event") will not occur until February 7, 2000 the exercise price will equal to the event price. If the event will not occur until February 7, 2001, the exercise price will be 120% of the event price and if the event does not occur until February 7, 2002, the warrant can be exercised at an exercise price of $ 58 during the following thirty days.

                  In respect of this warrant, the Company will record over 3 years interest expense in the total amount of $ 125, representing the 20% discount of the event price. For the year ended December 31, 1999, the Company recorded interest expense in the amount of $ 37.


NOTE 6:-          OTHER ACCOUNTS PAYABLE

                                                                                                December 31,
                                                                                   ----------------------------------------
                                                                                        1998                    1999
                                                                                   ----------------       -----------------

                  Office of the Chief Scientist and the BIRD-F *)                      $     149              $     246
                  Tax authorities                                                            116                     18
                  Related parties **)                                                         32                     21
                  Accrued expenses                                                             -                    914
                  Provision for guarantee                                                     75                    138
                                                                                   ----------------       -----------------

                                                                                       $     372              $   1,337
                                                                                   ================       =================

                  *)       See Note 10a
                  **)      See Note 13b.

                                                               TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 7:-          ACCRUED SEVERANCE PAY

                  The Company's liability for severance pay, pursuant to Israeli law, is fully provided by an accrual. Part of the liability is funded through insurance policies. The cash value of these policies is recorded as an asset in the Company's balance sheets.

                  Severance expenses for the three years ended December 31, 1997, 1998 and 1999, amounted to approximately $ 195, $ 322 and $ 495, respectively.


NOTE 8:-          CONVERTIBLE LOANS

                  On July 8, 1999, the Company entered into a convertible loans agreement ("the agreement") with one existing shareholder and with several new investors, in the aggregate amount of $ 11,694 (such amount includes loans which were received prior to executing the agreement, as described below, and accrued interest in the amount of $ 144).

                  The loans are denominated in dollars and bear annual interest at the rate of 5%, payable annually on December 31, of each calendar year commencing on December 31, 1999.

                  The loans shall be due on December 31, 2002 ("the repayment date") and shall be convertible, including accrued but unpaid interest, at any time until the repayment date. The loans shall be converted into the number of issued and outstanding Ordinary shares equal to the principal amount of the loan divided by the conversion price, which is $ 40.6 per share, subject to adjustments set forth in the agreement.

                  The conversion price regarding $ 2,400 received during the fourth quarter of 1998, shall at all times and in any event be equal to 75% of the applicable conversion price.

                  The aggregate principal amount of loans is composed as follows:

                  1. $ 7,000 were received during the third quarter of 1999 from new investors:
                  2. $ 2,150 were received during the second quarter of 1999 from an existing shareholder.
                  3. $ 2,400 were received during the fourth quarter of 1998 from an existing shareholder.

                                                              TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
U.S. dollars in thousands


                  In addition, the Company granted options Series A, B, C and D to the shareholder and to the new investors. The exercise price of the options and the number of options are dependent upon the volume of sales of the Company during the years 1999 and 2000, as determined in the agreement.

                  The options are exercisable upon the earlier of:

                  1.       Series A and C: December 31, 2001; Series B and D:
                           December 31, 2002.
                  2. The initial offering of Company's shares to the public.
                  3. A merger or acquisition pursuant to which the Company is not the surviving entity.

NOTE 9:-          SHARE CAPITAL

                  a. On July 15, 1999, shareholders' loans in the aggregate amount of $ 2,797, including accrued interest in the amount of $ 297 thousand, were converted into 129,698 Ordinary shares of the Company.

                  b. On October 2, 1999, the Company issued 240,741 Ordinary shares in consideration of $6,308 net.

                           In addition, the Company granted to the investor warrants for the purchase of Ordinary shares, entitling the investor to purchase 214,500 Ordinary shares at an exercise price of $ 35 per share during the period from date of agreement until the earlier of:

                           1. The initial offering of Company's shares to the public.
                           2. The sale of substantially all of the assets or the shares of the Company.
                           3.       December 31, 2001.

                  c.       Stock options to employees:

                           1. According to the Company's stock option plan to employees ("the plan"), 194,743 options may, from time to time, be granted to employees of the Company. As of December 31, 1999, 2,500 options of the Company are still available for future grant.

                                    Any options which are canceled or not
                                    exercised before expiration become
                                    available for future grant.

                                    An option must be granted within ten years from the date the plan is adopted and expires no later than January 1, 2006.

                                                               TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
U.S. dollars in thousands


                                    As long as the Company's shares have not been listed for trade, in the event one shareholder will hold more than 80% of the Company's issued share capital, all of the employee options which have not yet become exercisable, will become exercisable to shares.

                           A summary of the Company's share option activity under the Plan is as follows:


                                                                        Year ended December 31,
                                            --------------------------------------------------------------------------------
                                                      1997                      1998                        1999
                                            ------------------------- -------------------------- ---------------------------
                                                          Weighted                    Weighted                   Weighted
                                              Number      average        Number       average       Number       average
                                                of        exercise         of         exercise        Of         exercise
                                             options       price         options       price       Options        price
                                            ----------- ------------- ------------ --------------  ---------  -------------
              Options outstanding at the
              beginning of the year            89,168       $ 5.99         88,468       $ 5.96        88,443     $   5.96
              Granted                               -         -                 -         -          107,500        14.36
              Exercised                             -         -                 -         -                -         -
              Forfeited                          (700)       10.00            (25)       10.00        (3,700)       10.00
                                            ----------- ------------- ------------- ------------- -------------- -------------

              Options outstanding at the
              end of the year                  88,468       $ 5.96         88,443       $ 5.96       192,243      $ 10.58
                                            =========== ============= ============== =============  ============= =============


              Options exercisable              54,892       $ 4.75         76,243       $ 5.31       100,006      $  6.62
                                            =========== ============= ============== ============== ============ =============


                           The options outstanding as of December 31, 1999 have been separated into ranges of exercise price, as follows:

                                           Options                Weighted
                                         Outstanding              average                Options
                                           as of                  remaining          exercisable as of          Weighted
                 Exercise                 December 31,           contractual            December 31,            average
                  Price                    1999                     life                   1999              exercise price
              ---------------------    ------------------     ------------------    --------------------    ------------------

              $ 0.03                   32,501                   6.00                 32,501                 $   0.03
                5.00                    6,667                   6.00                  6,667                     5.00
               10.00                   74,975                   6.00                 57,638                    10.00
               16.00                   78,100                   6.00                  3,200                    16.00
              ---------------------    ------------------     ------------------    --------------------    ---------------

              $ 0.03-$16.00           192,243                   6.00                100,006               $  6.62
              =====================    ==================     ==================    ====================    ==================


                                                                TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                           2. Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these awards was estimated at the date of grant using the minimum value options pricing model. The minimum value options pricing valuation model was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions. Because the Company's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions:
                                    risk-free interest rates of 6% for 1997
                                    and 1998, and 5.75% for 1999, no dividend yield for 1997, 1998 and 1999; and a weighted-average expected life of the option of approximately five years for 1997 and 1998, and one half to one and half years for 1999.

                                    Pro-forma information under SFAS No. 123 is as follows:

                                                                                   Year ended December 31,
                                                                           -----------------------------------------------
                                                                               1997             1998             1999
                                                                           -------------    -------------    --------------

                             Net loss                                         $   4,260        $   6,010         $  9,376
                                                                           =============    =============    ==============

                             Pro-forma net loss                               $   4,296        $   6,037         $  9,420
                                                                           =============    =============    ==============

                             Pro-forma basic and diluted
                               net loss per share                            $     6.27       $     8.54         $  11.40
                                                                           =============    =============    ==============

                                                                TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 10:-         CONTINGENT LIABILITIES AND COMMITMENTS

                  a.       Royalties:

                           (i)      Under the Company's research and
                                    development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable law, the Company is required to pay royalties at the rate of 3% to 5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS's research and development grants related to such projects.

                                    Royalties regarding agreements with the
                                    OCS ("agreements") which were signed
                                    before 1999 are dollar-linked, as
                                    royalties regarding agreements signed in
                                    1999 are dollar-linked+Libor.

                                    Repayment of such grants is not required, in the event that there are no sales of products with respect to such grants.

                                    For the years ended December 31, 1997,
                                    1998 and 1999, the Company recognized
                                    grants in the amounts of $ 1,662, $ 2,173 and $ 2,452, respectively, which are presented in the financial statements as an offset to research and development costs.

                           (ii) The Company is committed to pay to the Israeli-U.S. Binational Industrial
                                    Research and Development Foundation
                                    ("BIRD-F") royalties of 2.5% on proceeds from sales of any product arising from the research and development project, up to the amount of 100%-150% of the grant. The Company received a grant in the amount of $ 111.

                           (iii)    The Company has expensed royalties
                                    relating to the repayment of such grants in the amount of $ 0, $ 107 and $ 274 for the years ended December 31, 1997, 1998 and 1999, respectively.

                           (iv) As of December 31, 1999, the Company has a contingent obligation to pay royalties in the amount of $ 8,509 in respect of the aforementioned grants and participations received from the OCS and the BIRD-F.

                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                  b.       Charges and guarantees:

                           The Company has placed floating charges in favor of two banks on its property, assets and insurance rights, and also a fixed charge on its share capital and goodwill.

                  c.       Lease commitments:

                           The Company's premises are rented from a related party, under an operating lease, for a period until August 31, 2003.

                           The future minimum lease commitment, under a non-cancelable operating lease is $ 265, annually.

                           Total rent expenses for the years ended December 31, 1997, 1998 and 1999, were approximately $ 172,
                           $ 216 and $ 265, respectively.


NOTE 11:-         TAXES ON INCOME

                  a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - "the law"):

                           According to the provisions of this law, the Company has elected to enjoy "alternative benefits"
                           - waiver of grants in return for a tax exemption and, accordingly, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income. In the remaining five years of benefits, the Company will be liable to a corporate tax of 25%. The period of tax benefits has not yet commenced.

                           The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from the approval date (which is December 29, 1996), whichever is earlier.

                           If a dividend is distributed out of such tax-exempt profits, the Company will be liable for corporate tax at the rate of 25%.

                           The law also grants entitlement to claim accelerated depreciation on buildings, machinery and equipment used by the "approved enterprise", during five tax years.

                           Should the Company derive income from sources other than the approved enterprises during the relevant period of benefits, such income will be taxable at regular corporate tax rate of 36%.

                  b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

                                                                TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
U.S. dollars in thousands


                           Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are presented in US dollars. The difference between the annual change in the CPI and in the NIS\dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not reserved for deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                  c.       Deferred income taxes:

                           Deferred taxes have not been included, as it is more likely than not that they will not be utilized in the foreseeable future.

                  d.       Carryforward losses:

                           As of December 31, 1999 the Company has
                           approximately $ 21,773 in losses to offset against future taxable income, which have no expiration date.


NOTE 12:-         SELECTED STATEMENTS OF OPERATIONS DATA

                  a.       Research and development cost, net:

                                                                                      Year ended December 31,
                                                                          -------------------------------------------------
                                                                              1997             1998              1999
                                                                         ---------------   --------------   ---------------

                  Total cost                                                $   5,024        $   6,833        $    7,919
                  Less - royalty-bearing grant (Note 10a)                       1,662            2,173             2,452
                                                                         ---------------  ---------------   ---------------

                                                                            $   3,362        $   4,660         $   5,467
                                                                         ===============  ===============   ===============

                  b.       Selling and marketing, net:

                  Total cost                                                $     392        $     489         $     964
                  Less - non-royalty-bearing grants                                 -                -                50
                                                                         ---------------  ---------------   ---------------

                                                                            $     392        $     489         $     914
                                                                         ===============  ===============   ===============


                                                                 TELEGATE LTD.
NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
U.S. dollars in thousands


                  c.       Financial income (expenses):

                  Financial expenses:
                  Interest                                                  $   (15)          $ (258)          $   (736)
                  Amortization of deferred compensation
                    to a bank                                               -                 -                (37)
                  Other expenses                                            (4)               (8)              (10)
                  Foreign currency translation differences                  (66)              (223)            (402)
                                                                          --------------    -------------    --------------

                                                                                  (85)             (489)          (1,185)
                                                                          --------------    -------------    --------------
                  Financial income:
                    Interest                                                      116                60               37
                    Gain from marketable securities                                33                 -                -
                    Foreign currency translation differences                       38               452              436
                                                                          --------------    -------------    --------------

                                                                                  187               512              473
                                                                          --------------    -------------    --------------

                  Financial income (expenses), net                            $   102           $    23         $   (712)
                                                                          ==============    =============    ==============

NOTE 13:-         TRANSACTIONS AND BALANCES WITH RELATED PARTIES

                  All of the Company's sales are made to its sole customer through a company who is also a 28% shareholder in the Company.

                  a.       Transactions with related parties:

                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                             1997              1998              1999
                                                                        ---------------   ---------------   ---------------

                           Sales                                         $          -         $   3,569         $   9,144
                           Rent and maintenance                           $      252         $      270        $      432
                           Subcontractors                                $          -        $      139        $      137
                           Interest                                      $        14         $      193        $      496

                  b.       Balances with related parties:

                                                                                                    December 31,
                                                                                           --------------------------------
                                                                                               1998              1999
                                                                                          ---------------   ---------------

                           Trade receivables                                                 $      320         $   5,548
                           Advances from a customer                                          $      385      $          -
                           Other accounts payable                                           $        32       $        21





                                              - - - - - - - - - - - -

EXHIBITS INDEX

Exhibit                                                                                               Page

2.1      Share Purchase Agreement between
         Terayon Communications Systems Inc.,
         Telegate Ltd. Aryt Industries Ltd. and others, and Amendment No. 1............................129
2.2      7 Haplada St., Or Yehuda Lease Agreements......................................................P*
2.3      Summary of 7 Haplada, Or Yehuda Lease Agreement...............................................177
2.4      Sderot Lease Agreements.........................................................................P
2.5      Summary of Sderot Lease Agreement.............................................................178
2.6      Series 7 Warrant dated April 11, 1999...........................................................P
2.7      Series 8 Warrant dated April 11, 1999...........................................................P
2.8      Series 9 Warrant dated March 2, 2000............................................................P

           (The remainder of this page is intentionally left blank.)

                                  Exhibit 2.1

 Share Purchase Agreement between Terayon Communications Systems Inc.,
                Telegate Ltd. Aryt Industries Ltd. and others,
                             and Amendment No. 1.

                           SHARE PURCHASE AGREEMENT


                                    among:


                     TERAYON COMMUNICATION SYSTEMS, INC.,
                            a Delaware corporation;


                  THE SELLERS SET FORTH ON SCHEDULE A HERETO,



                                      and


                                TELEGATE LTD.,
                 a company organized under the laws of Israel



                          ---------------------------

                         Dated as of October 14, 1999
                          ---------------------------

                           SHARE PURCHASE AGREEMENT


         THIS SHARE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of October 14, 1999, by and among: TERAYON COMMUNICATION SYSTEMS, INC., a Delaware corporation ("Parent"); EHUD ILONI (the "Founder"); each of the Persons set forth in Schedule A to this Agreement (each, a "Seller", and collectively with the Founder, the "Sellers"); and TELEGATE LTD., a company organized under the laws of Israel (the "Company"). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

                                   RECITALS

         A. The Company is engaged principally in the development, manufacturing and marketing of local access systems for the provision of a wide range of public telecommunication services over CATV infrastructures. The Company has its principal office at 7 Haplada Street, Or Yehuda, Israel and has authorized 3,000,000 Ordinary Shares, NIS 0.10 nominal value per share, of which 1,077,339 shares are issued and outstanding (the "Ordinary Shares").

         B. The Sellers collectively own all the issued and outstanding Ordinary Shares (the "Shares"), Warrants (as defined below) and Debentures (as defined below) of the Company (the "Securities"). Each Seller's Ordinary Shares, Warrants and Debentures are referred to in this Agreement as such "Seller's Securities" and collectively as the "Sellers' Securities."

         C. Parent desires to acquire all of the Sellers' Securities and each of the Sellers desires to sell such Seller's Securities to Parent.

         D. The Company and Parent desire to make certain representations and warranties and other agreements in connection with the transactions contemplated hereby.

         E. Prior to the Closing, the Company's Board of Directors shall adopt a resolution pursuant to which the Plan for the Issuance of Options to Directors, Executives and Senior Employees of Telegate shall be terminated upon the Closing, and the Company shall have obtained the consent of each of the Option Holders (as defined below) to the termination of all Options (as defined below) held by such Option Holder upon the Closing in consideration for the issuance by Parent to such Option Holder of Parent Options (as defined below).

         F. For accounting purposes, it is intended that the transaction contemplated by this Agreement be treated as a "purchase."

         G. This Agreement has been approved by the respective boards of directors of Parent and the Company.

                                   AGREEMENT

         The parties to this Agreement agree as follows:

SECTION 1.   DESCRIPTION OF TRANSACTION.

         1.1. Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), each Seller shall sell, transfer, assign, convey and deliver to Parent, and Parent shall purchase from each Seller such Seller's Securities, in each case, free and clear of all Liens. The closing of the purchase and sale (the "Closing") shall take place at the offices of Naschitz Brandes & Co., 5 Tuval Street, Tel Aviv, Israel at 10:00 a.m., on November 15, 1999, or such later business day that all the conditions set forth in Section 6 and 7 have been satisfied or waived, or on such other date, time and place as the parties may mutually agree (the "Closing Date"). At the Closing, the Sellers shall cause the Company to deliver to Parent one or more instruments representing the Seller's Securities, and Parent (i) shall issue the Initial Consideration to the Sellers' Representative (as defined below) for distribution to the Sellers in accordance with the column in Schedule A captioned "Initial Consideration",
(ii) shall pay the Cash Payment to the Sellers' Representative (as defined below) for distribution to the Sellers in accordance with the column in Schedule A captioned "Cash Payment" and (iii) shall deposit the Escrow Shares (as defined below) with the Escrow Agent, which amounts together represent the aggregate portion of the Purchase Consideration (as defined below) payable to the Sellers hereunder.

         1.2. Further Assurances. If, at any time after the Closing Date, Parent shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are reasonably necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in Parent, its right to, and title or interest in, the Sellers' Securities or (b) otherwise to carry out the purposes of this Agreement, Parent shall so advise the Sellers' Representative in writing, and the Sellers thereupon shall execute and deliver all such deeds, bills of sale, assignments and assurances and do all such other acts and things reasonably necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under the Sellers' Securities, and otherwise to carry out the purposes of this Agreement.

         1.3. Purchase Price. The consideration for the Sellers Securities together with the consideration to the Option Holders (as defined below), assuming the exercise of all Parent Options (as defined below) granted to the Option Holders pursuant to Section 1.9(b) (the "Purchase Consideration"), shall be 2,200,000 shares of Common Stock of Parent ("Common Stock") (subject to adjustment in the event of any stock split, stock dividend, recapitalization, issuance of bonus shares or other adjustment of the Common Stock) plus the Cash Payment (as defined below). In accordance with Section 1.1, on the Closing Date, Parent shall issue to the Sellers 2,200,000 shares of Common Stock (the "Initial Consideration"), of which shares of Common Stock with a value equal to ten million US dollars ($10,000,000) (the "Escrow Shares") shall be deposited with the Escrow Agent to be held in the Escrow Fund with respect to each Seller in accordance with the column in Schedule A captioned "Escrow Shares" and shall be available to satisfy the indemnification obligations as provided in Section 9. In addition, Parent shall pay the Sellers' Representative cash in an aggregate amount equal to the Company's Net Cash as of the Closing Date less two million US dollars ($2,000,000) (the "Cash Payment"), in accordance with the provisions of
Section 1.4 below. The number of the Escrow Shares shall be calculated based on the average closing price of Parent's Common Stock as reported on the Nasdaq National Market for the fourteen (14) trading days immediately preceding the Closing Date.

         1.4. Method of Share Transfer. The Transfer of Common Stock as set forth in Section 1.3 above shall be made by Parent to the Sellers' Representative on the Closing Date. All cash payments made by Parent to the Sellers' Representative on the Closing Date shall be made by wire transfer of immediately available funds to the accounts specified by the Sellers' Representative in writing to Parent at least two (2) business days prior to the Closing Date (the "Accounts"). Ten (10) days prior to the Closing, the Company shall provide to Parent, the amount of projected Net Cash that is expected to be available to the Company at the Closing Date. Parent shall deduct two million US Dollars ($2,000,000) and an additional amount equal to 30% of such projected Net Cash, and pay the remainder to the Sellers' Representative at the Closing Date (the "Initial Cash Payment"). Within twenty
(20) days following the Closing Date, Parent shall verify the actual sum of the Company's Net Cash as of the Closing Date, upon which Parent shall transfer to the Accounts of the Sellers' Representative an amount in immediately available funds equal to the difference between the Initial Cash Payment and the Company's actual Net Cash as at the Closing Date, less two million US Dollars ($2,000,000).

         1.5. Seller and Founder Waivers. Each Seller and the Founder hereby waives and releases, effective as of the Closing, any and all rights, claims and causes of action assertable against the Company in respect of its ownership of any securities of the Company and any and all agreements between such Seller or the Founder and the Company, which agreements shall automatically terminate as of the Closing Date.

         1.6. Measurement Date and Additional Consideration. Subject to the terms below, in the event and only in the event that the Measurement Date Share Price (as defined below) is less than $45.46, Parent shall, within seven
(7) days of the nine-month anniversary (and with respect to the Escrow Shares, fourteen (14) trading days after the release of the Escrow Shares from escrow) of the later of (i) Closing Date and (ii) the date on which the Registration Statement (as defined below) is declared effective by the SEC (the "Measurement Date"), pay to each of the Sellers additional consideration (the "Additional Consideration") which shall be calculated for each individual Seller as follows:

                  (a) Shares Held by Seller on the Measurement Date. With respect to any shares of Common Stock that were received by the Seller as part of the Purchase Consideration and have not been Sold (as defined below) in the period of time between the Closing Date and the Measurement Date, Parent shall pay to the Seller a sum equal to: (i) the aggregate number of such shares of Common Stock held by the Seller on the Measurement Date, multiplied by (ii) the difference between $45.46 and the Measurement Date Share Price; and

                  (b) Shares Sold or Otherwise Disposed of by Seller Prior to the Measurement Date.

                           (i)  If shares of Common  Stock  that  were
received by the Seller as part of the Purchase Consideration are Sold prior to the Measurement Date for an Average Price Per Share (as defined below) of $45.46 or more, the Seller shall not be entitled to any Additional Consideration in respect of those shares of Common Stock sold prior to the Measurement Date.

                           (ii)  If the  aggregate  consideration  received
by the Seller for shares of Common Stock which were received as part of the Purchase Consideration and that were Sold prior to the Measurement Date (before deduction of broker or other fees and commissions) divided by the total number of such shares of Common Stock sold by such Seller (the "Average Price Per Share") is less than $45.46, then in respect of the shares of Common Stock received as part of the Purchase Consideration and sold by the Seller prior to the Measurement Date, Parent shall pay to the Seller the lesser of the following two amounts: (i) the difference between (x) the aggregate consideration received on the Sale of the shares of Common Stock and (y) an amount equal to $45.46 per share of Common Stock multiplied by the number of shares received as part of the Purchase Consideration and Sold prior to the Measurement Date; or (ii) the amount which the Seller would have received with respect to those shares in accordance with Subsection (a) above were the Seller to have retained the shares until the Measurement Date.

                  (c) The Measurement Date Share Price. The "Measurement Date Share Price" shall mean the average of the closing sale prices of the shares of Common Stock as reported on the Nasdaq National Market for the fourteen
(14) consecutive trading days immediately prior to the Measurement Date.

                  (d) Method of Payment of Additional Compensation. Parent shall be entitled to pay the above Additional Consideration in cash or by issuing to the Sellers an additional number of unrestricted, registered and freely tradable shares of Common Stock, with the form of such payment being solely at Parent's discretion; provided, however, that Parent shall be obligated to pay the above Additional Consideration in cash if such payment is made pursuant to Section 1.6(f). If the payment is made in shares, the number of additional shares issued shall be calculated based on the Measurement Date Share Price.

                  (e) Automatic Release. Notwithstanding anything to the contrary in this Agreement, if at any time during the period beginning on the later of (i) the Closing Date and (ii) the date on which the Registration Statement is declared effective by the SEC, and ending on the Measurement Date, the closing sale price on each of the fourteen (14) consecutive trading days for a share of Common Stock as reported on the Nasdaq National Market is equal to or greater than fifty-five US Dollars ($55.00) per share, Parent shall not be obligated to pay any Additional Consideration to the Sellers, other than with respect to the Escrow Shares to which this Section 1.6(e) shall not apply.

                  (f) Adjustment of Measurement Date. Parent may at any time during the nine-month period following the later of (i) the Closing Date and
(ii) the date on which the Registration Statement is declared effective by the SEC, change the date of the Measurement Date (except with respect to the Escrow Shares, for which the Measurement Date shall remain the date fourteen
(14) trading days after such shares are actually released from escrow) from the date set forth above to any date within such nine-month period (provided that Parent shall give the Sellers notice of such change within two (2) days following such changed Measurement Date). In the event of such change, the provisions of the preamble to Sections 1.6, and Subsections 1.6(a) and 1.6(b) above, shall be read as though each reference to $45.46 per share of Common Stock was a reference to $55.00 per share of Common Stock.

                  (g) Reporting. For purposes of this Section 1.6, each Seller shall provide Parent with a quarterly report detailing the number of shares Sold in the previous quarter and the average sale price for the shares. At Parent's request, the Sellers shall provide Parent with satisfactory information to verify the quarterly reports.

                  (h) Deemed Sales. For the purposes of this Section 1.6 any short sales, put options or hedges in which the Seller has the right to put or sell his shares of Common Stock to a non-affiliated third party at a guaranteed minimum net price, shall be deemed a Sale of the underlying shares at the price equal to such minimum net price.

                  (i) Certain Definitions. For the purposes of this Section 1.6, the terms "Sold" and "Sale" shall mean any bona fide sale by a Seller to a non-affiliated third party through a broker dealer on the Nasdaq National Market.

         1.7. Additional Consideration. At the Closing, Parent will deposit two hundred thousand (200,000) shares of Common Stock (subject to adjustment under Section 7.6) in an escrow fund satisfactory to the Sellers' Representative (the "Additional Consideration Escrow Fund") as a security for the payment of the Additional Consideration, if any. Prior to the Closing, the parties shall agree upon the terms and conditions of such escrow, which shall provide without limitation that (i) the shares of Common Stock held in the Additional Consideration Escrow Fund shall not be released before the Escrow Shares are released from escrow and all Additional Consideration is paid to the Sellers in full and (ii) any payments made from the escrow to the Sellers (including any release of the Escrow Shares to the Sellers) shall be allocated among the Sellers in accordance with Schedule A.

         1.8. Accounting Treatment. For accounting purposes, the transaction contemplated by this Agreement is intended to be treated as a "purchase."

         1.9.  Employee Options.

                  (a) There are currently outstanding and unexercised options to acquire Ordinary Shares (the "Options") issued by the Company to employees, directors and consultants listed in Schedule A (the "Option Holders"). The names of all of the Option Holders and the number of Ordinary Shares covered by each Option are set forth on Schedule A.

                  (b) At Closing, all Options shall be cancelled, and in consideration of such cancellation, Parent shall grant to each Option Holder such number of fully vested options to purchase Common Stock ("Parent Options") indicated opposite such Option Holder's name on Schedule A. All such options shall have an exercise price equal to the par value of the underlying Common Stock and shall be exercisable at any time during the five (5) year period following the Closing Date. Prior to the Closing, no Option Holder shall exercise or transfer any Options.

                  (c) As soon as practicable following the date hereof and in any event prior to the Closing, the Company shall secure the written agreement, in the form and substance reasonably acceptable to Parent, of each Option Holder to the terms and conditions of this Agreement (the "Option Holder Consent Letter and Counterpart Signature Page"). Each Option Holder shall become party to this Agreement and the Escrow Agreement immediately upon the execution and delivery to the Company by such Option Holder of the Option Holder Consent Letter and Counterpart Signature Page and shall be deemed a "Seller" hereunder and thereunder. For the avoidance of doubt, the total number of shares of Common Stock to be issued to the Sellers and the Option Holders hereunder shall be equal to the Purchase Consideration.

SECTION 2.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         The Company represents and warrants, to and for the benefit of the Indemnitees, as follows:

         2.1.  Due Organization; No Subsidiaries; Etc.

                  (a) The Company is duly organized and validly existing under the laws of the State of Israel. The Company has all requisite corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used.

                  (b) Except as set forth in Part 2.1 of the Disclosure Schedule, the Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name "Telegate Ltd."

                  (c) The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction, except where the failure to be so qualified, authorized, registered or licensed has not had and will not have a Material Adverse Effect on the Company.

                  (d) Part 2.1 of the Disclosure Schedule accurately sets forth (i) the names of the members of the Company's board of directors, (ii) the names of the members of each committee of the Company's board of directors, and (iii) the names and titles of the Company's officers.

                  (e) The Company does not own any controlling interest in any Entity and the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity interest.

         2.2. Articles of Association and Memorandum of Association; Records. Except as set forth in Part 2.2 of the Disclosure Schedule, the Company has delivered to Parent accurate and complete copies of: (1) the Memorandum of Association and Articles of Association of the Company, including all amendments thereto; (2) the stock records of the Company; and
(3) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company. There have been no formal meetings or other proceedings of the stockholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company that are not fully reflected in such minutes or other records. Except as set forth in Part 2.2 of the Disclosure Schedule, there has not been any violation of any of the provisions of the Company's Articles of Association or Memorandum of Association, nor has the Company taken any action that is inconsistent with any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors, which would have a Material Adverse Effect on the Company. Except as set forth in Part 2.2 of the Disclosure Schedule, the books of account, stock records, minute books and other records of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

         2.3. Capitalization. The issued and outstanding share capital of the Company, on a fully diluted and as-converted basis taking into consideration all convertible or exchangeable securities and other interests in the Company is set forth in Part 2.3 of the Disclosure Schedule. Except as set forth in Part 2.3 of the Disclosure Schedule, at the Closing Date, there will not be any outstanding or authorized subscriptions, options, warrants, calls, rights, commitments, convertible securities, or any other agreements of any character directly or indirectly obligating the Company to issue any additional shares or any securities convertible into, or exchangeable for, or evidencing the right to subscribe for, any shares.

         2.4.  Financial Statements.

                  (a) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):

                           (i)   The audited  balance  sheets of the Company
as of December 31, 1998, 1997 and 1996, and the related audited statements of operations, statements of stockholders' equity and statements of cash flows of the Company for the years then ended, together with the notes thereto and the unqualified report and opinion of a recognized firm of independent certified accountants relating thereto; and

                           (ii)   the unaudited  balance sheet of the Company
as of June 30, 1999 (the "Unaudited Interim Balance Sheet"), and the related unaudited statement of operations of the Company for the six months then ended.

                  (b) The Company Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 2.4(a)(i)) cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied in Israel throughout the periods covered (except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude) and comply with the requirements of all applicable Israeli regulations.

                  (c) Except as set forth in Part 2.2 of the Disclosure Schedule, all proper and necessary books of account, minute books, registers and records have been maintained by the Company, are in its possession and contain accurate information relating to all material transactions to which the Company has been a party, except where the failure to maintain such books of account, minute books, registers and records would not have a Material Adverse Effect on the Company.

                  (d) A complete list of the Company's debts and loan facilities as of June 30, 1999, is set forth in Part 2.4(d) of the Disclosure Schedule.

         2.5. Absence of Changes. Except as set forth in Part 2.5 of the Disclosure Schedule, since June 30, 1999:

                  (a) there has not been any material adverse change in the Company's business, prospects, operations, assets, liabilities, debts, work force or its condition (financial or otherwise) and no event has occurred that will, or could reasonably be expected to, have a Material Adverse Effect on the Company;

                  (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company's assets (whether or not covered by insurance);

                  (c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, and has not repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

                  (d) except as set forth in Part 2.3 of the Disclosure Schedule, the Company has not sold, issued or authorized the issuance of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or any other security or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

                  (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under (except where such accelerated vesting is permitted under the terms of an existing agreement of option plan), (i) any provision of the Plan for the Issuance of Options to Directors, Executives and Senior Employees of Telegate, (ii) any provision of any agreement evidencing any outstanding Option or Warrant, or (iii) any restricted stock purchase agreement;

                  (f) there has been no amendment to the Company's Articles of Association or Memorandum of Association, and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

                  (g) the Company has not formed any subsidiary or acquired any equity interest or other interest in any other Entity;

                  (h) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company since June 30, 1999, exceeds $25,000;

                  (i) the Company has not (i) entered into or permitted any of the assets owned or used by it to become bound by any Contract that is or would constitute a Material Agreement (as defined in Section 2.10(a)), or (ii) amended or prematurely terminated, or waived any material right or remedy under, any such Contract;

                  (j) the Company has not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or
(iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company's past practices;

                  (k) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

                  (l) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company's past practices;

                  (m) the Company has not (i) lent money to any Person (other than pursuant to routine advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money;

                  (n) the Company has not (i) established or adopted any Employee Benefit Plan, (ii) other than in the ordinary course of business and in a manner consistent with past practice, paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hired any new employees;

                  (o) there has been no resignation or termination of employment of any officer or key employee of the Company;

                  (p) the Company has not changed any of its methods of accounting or accounting practices in any respect;

                  (q)  the Company has not made any Tax election;

                  (r) the Company has not commenced or settled any Legal Proceeding;

                  (s) the Company has not entered into any transaction or taken any other action outside the ordinary course of business or inconsistent with its past practices; and

                  (t) the Company has not agreed or committed to take any of the actions referred to in clauses "(c)" through "(s)" above.

         2.6. Properties and Assets. Full and accurate details of the Company's properties and assets are contained in Part 2.6 of the Disclosure Schedule. Except as disclosed in Part 2.6 of the Disclosure Schedule or in the notes to the Company Financial Statements, the Company has good and marketable title to its assets, including without limitation those reflected in the Company Financial Statements, free and clear of any right, interest or equity of any individual or entity (including any right to acquire, option, or right of preemption) or any mortgage, charge, pledge, lien, or assignment, or any other encumbrance or security interest or arrangement of whatsoever nature over or in the relevant property ("Security Interests"). With respect to the assets that are leased, the Company is in compliance with all material provisions of such leases, such leases are valid and binding, and, to the best of its knowledge, the Company holds leasehold interests in such assets free and clear of all Security Interests, except for Security Interests that, both individually and in the aggregate with all other exceptions to any of the representations in this Section 2 which are not specified in the Disclosure Schedule, would not have a material adverse effect on the Company.

         2.7.  Bank Accounts; Receivables.

                  (a) Part 2.7(a) of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution.

                  (b) Part 2.7(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of June 30, 1999. Except as set forth in Part 2.7(b) of the Disclosure Schedule, all existing accounts receivable of the Company (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since June 30, 1999 and have not yet been collected) (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business,
(ii) are current and will be collected in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $25,000 in the aggregate).

         2.8.  Equipment; Leasehold.

                  (a) All material items of equipment and other tangible assets owned by or leased to the Company are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company's business in the manner in which such business is currently being conducted.

                  (b) The Company does not own any real property or any interest in real property, except for the leasehold created under the real property lease identified in Part 2.10 of the Disclosure Schedule.

         2.9.  Intellectual Property and Other Intangible Assets.

                  (a) As used herein, the term "Intellectual Property" shall mean all registered patents, designs and trademarks, all applications for registration thereof, and all computer programs including, but not limited to, computer programs embodied in semiconductor chips, and related flow-charts, programmer notes, updates and data, whether in object or source code form, developed, or used in connection with the business of the Company, and all hardware, algorithms, utilities flowcharts, logic, documentation, processes, formulations, data, experimental methods, or results, descriptions, business or scientific plans, depictions, customer lists and any other written, printed or electronically stored materials or information, including specifications, pricing plans, market research or data, potential marketing strategies, prospective users and distribution channels, engineering drawings, information concerning specialized suppliers, specifications for products and/ or processes and/or software, test protocols, and all other materials relating thereto, and copies thereof in any storage media, and all other works of authorship, inventions, concepts, ideas, and discoveries developed, discovered, conceived, created, made, reduced to practice, or used by the Company and all intellectual property rights therein, including, without limitation, all copyrights in the United States, Israel and elsewhere, including all rights of registration and publication, rights to create derivative works, and all other rights incident to copyright ownership, for the residue now unexpired of the present term of any and all such copyrights and any term thereafter granted during which such information is entitled to copyright, and all inventions (patentable or unpatentable), trade secrets, know-how, ideas and confidential information embodied or reflected in such information, including any shop rights, for the longest period of protection accorded to such interests under applicable law.

                  (b) Except as specifically set forth in Part 2.9(b) of the Disclosure Schedule, the Company (i) owns or has the right to use, free and clear of all liens, claims and restrictions the Intellectual Property used in the conduct of its business, and (ii) to the best knowledge of the Company, such Intellectual Property does not infringe upon or violate any right, lien, or claim of others, including without limitation of its present or former employees or the former employers of all such persons. Except as set forth in
Part 2.9(b) of the Disclosure Schedule, the Company is not currently obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of its business or otherwise.

                  (c) Any and all Intellectual Property of any kind which has been developed or, is currently being developed, by any of the Company or any employees of the Company shall be the property solely of the Company. The Company has taken security measures to protect the secrecy, confidentiality and value of all the Intellectual Property, which measures are reasonable and customary in the industry in which the Company operates. Each person who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Intellectual Property, or who has knowledge of or access to information about the Intellectual Property, has entered into a written non-disclosure agreement with the Company regarding ownership and treatment of the Intellectual Property, in a form reasonably satisfactory to the Company.

                  (d) Except as specifically set forth in Part 2.9(d) of the Disclosure Schedule, neither the Company nor, to the best knowledge of the Company, any of its directors, officers or employees has received any communications alleging that the Company has violated or by conducting its business as currently conducted, would violate, any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. Except as set forth in Part 2.9(d) of the Disclosure Schedule, neither the Company nor, to the best knowledge of the Company, any of its directors, officers or employees has received notice nor is it otherwise aware of any infringement of or conflict with asserted rights of others, with respect to any of the Intellectual Property, or of any facts, or assertion of any facts, which would render any of the Intellectual Property invalid or unenforceable.

                  (e) To the best knowledge of the Company, none of the Company's employees, officers or directors are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such persons' best efforts to promote the interests of the Company or that would conflict with the Company's business as conducted and as proposed to be conducted. To the best knowledge of the Company, neither the execution nor delivery of the Agreement, nor the carrying on of the Company's business by employees of the Company, nor the conduct of the Company's business as proposed to be conducted, will materially conflict with or result in a material breach of the terms, conditions or provisions of, or constitute a material default under, any contract, covenant or instrument under which any of the Company's employees, officers or directors is now obligated. It is not, and will not become, necessary to utilize any inventions, and specifically, patent applications, of any of the Company's employees (or people the Company currently intends to hire) made prior to their employment by the Company other than those that have been assigned to the Company pursuant to valid and legally binding instruments of assignment.

                  (f) The Intellectual Property owned by the Company constitutes all of the Intellectual Property necessary to enable the Company to conduct its business in the manner in which such business has been and is being conducted. Except as set forth in Part 2.9(f) of the Disclosure Schedule, the Company has not licensed any of the Company Intellectual Property to any Person on an exclusive basis, nor has the Company entered into any covenant not to compete or Contract limiting its ability to exploit fully any of its Intellectual Property or to transact business in any market or geographical area or with any Person.

                  (g) The Company's products (the "Products") will not experience fatal errors and/or invalid and/or incorrect results as a result of the change of year from 1999 to 2000; provided, that the Products receive correct and properly formatted date inputs from all software and hardware that exchange data with or provide data to the Products.

         2.10. Agreements and Trading.

                  (a) All the material agreements to which the Company is a party (including instruments, leases, licenses, arrangements, or undertakings of any nature, written or oral) (the "Material Agreements") are listed in Part 2.10(a) of the Disclosure Schedule.

                  (b) To the best of the Company's knowledge, and except as set forth in Part 2.10(c) of the Disclosure Schedule, all the Material Agreements are in full force and effect and the Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any of the Material Agreements and, except as set forth in Part 2.10(b) of the Disclosure Schedule, the Company has not received any notice of any intention to terminate any such agreement.

                  (c) To the best of the Company's knowledge and other than as set forth in Part 2.10(c) of the Disclosure Schedule, the Company and all third parties with whom it has transacted business have performed in all respects all of their material obligations under the Material Agreements, except for such non performance that, both individually and in the aggregate with all other exceptions to any of the representations in this Section 2 which are not specified on schedules hereto, would not have a Material Adverse Effect on the Company. To the best of the Company's knowledge, and except as set forth in Part 2.10(c) of the Disclosure Schedule, no party to any of the Material Agreements is in breach or in default in any respect of its material obligations thereunder. Except as set forth in Part 2.10(c) of the Disclosure Schedule, no party to any of the material Agreements has made a claim of which the Company is aware to the effect that the Company has failed to perform a material obligation thereunder.

                  (d) Except as set forth in Part 2.10(d) of the Disclosure Schedule, there are no agreements, promises or understandings in force restricting the competitive freedom of the Company to provide and take goods and services by such means and from and to such individuals or entities as it may from time to time think fit.

                  (e) The Company has delivered to Parent accurate and complete copies of all written Material Agreements identified in Part 2.10(a) of the Disclosure Schedule, including all amendments thereto. Part 2.10(a) of the Disclosure Schedule provides an accurate description of the terms of each Material Agreement that is not in written form. Except as set forth in Parts 2.10(b) and 2.10(c) of the Disclosure Schedule, each Material Agreement identified in Part 2.10(a) of the Disclosure Schedule is valid and in full force and effect, and, to the Company's best knowledge, is enforceable by the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

                  (f)  Except as set forth in Part 2.10(c) of the Disclosure
Schedule:

                           (i)   the Company has not violated or breached,  or
committed any material default under, any Material Agreement, and, to the Company's best knowledge, no other Person has violated or breached, or committed any material default under, any Material Agreement;

                           (ii)  no event has occurred,  and no circumstance or
condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a material violation or breach of any of the provisions of any Material Agreement, (B) give any Person the right to declare a material default or exercise any remedy under any Material Agreement, (C) give any Person the right to accelerate the maturity or performance of any Material Agreement, or (D) give any Person the right to cancel, terminate or modify any Material Agreement;

                           (iii)  since  December 31,  1997,  the  Company has
not received any notice or other communication regarding any actual or possible material violation or breach of, or material default under, any Material Agreement; and

                           (iv)  the  Company  has not  waived any of its
material rights under any Material Agreement.

                  (g) Except as set forth in Part 2.10(c) of the Disclosure Schedule, no Person is renegotiating, or has a right pursuant to the terms of any Material Agreement to renegotiate, any amount paid or payable to the Company under any Material Agreement or any other material term or provision of any Material Agreement.

                  (h) The Material Agreements identified in Part 2.10(a) of the Disclosure Schedule collectively constitute all of the Contracts necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted.

                  (i) Part 2.10(i) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any bid, offer, award, written proposal, term sheet or similar document has been submitted or received by the Company regarding the business of the Company since January 1, 1999, or which is otherwise still pending.

                  (j) Part 2.10(j) of the Disclosure Schedule provides an accurate description and breakdown of the Company's backlog under Material Agreements.

         2.11. Capital Expenditure and Commitments. Except as disclosed in
Part 2.11 of the Disclosure Schedule or in the Company Financial Statements:

                  (a) The Company has not undertaken to make any material capital commitment, expenditure or purchase in excess of $150,000.

                  (b) The Company is not a party to any material hire, hire purchase, credit sale or conditional sale agreement or any contract providing for payment on deferred terms in respect of assets purchased by the Company.

                  (c) The Company is not in breach of any material obligation under any material deed, agreement or transaction to which it is a party, and to the best of its knowledge, no third party that has transacted business with the Company is in breach of any of its material obligations under any material deed, agreement, or transaction with the Company to which it is a party.

                  (d) The Company is not aware of any Security Interest on, over or affecting the issued or unissued share capital of the Company, nor is the Company aware of any agreement or commitment to give or create any such Security Interest and no claim has been made by any Person to be entitled to any such Security Interest.

                  (e) The Company has not given any guarantee, indemnity or security for, or otherwise agreed to become directly or contingently liable for, any obligation of any other individual or entity, except in its ordinary course of business, and to the best of its knowledge, no individual or entity has given any guaranty of or security for any of the Company's obligations.

                  (f) There are in force no powers of attorney given by the Company with respect to any asset or business of the Company, and no individual or entity, as agent, representative, distributor or otherwise, is entitled or authorized to bind or commit the Company to any obligation not in the ordinary course of the Company's business.

                  (g) The Company has not applied for or received any grant or allowance from any governmental authority.

         2.12.  Compliance with Legal Requirements.

                  (a) To the best of its knowledge, information and belief, and except as set forth in Part 2.12(a) of the Disclosure Schedule, the Company has carried on its business and affairs in all material respects in accordance with all applicable laws and regulations, to the extent material to the Company's business or assets, including, inter alia, in accordance with the provisions of the Israel Companies Ordinance [New Version], 1983, and in accordance with the Company's Memorandum of Association and Articles of Association, and, the Company is not aware of any material violation or default with respect to any statute, regulation, order, decree, or judgment of any court or any governmental agency which could have a material adverse effect upon the Company's assets or business, and the Company has been granted and there are now in force all material approvals, consents, and licenses necessary for the carrying on of its business in the places and in the manner in which it is now carried on, and, except as set forth in Part 2.12(a) of the Disclosure Schedule, the Company is not aware of any circumstances which evidence or indicate that any such approvals, consents or licenses, to the extent material to the Company's business or assets, are likely to be suspended, canceled, revoked or not renewed.

                  (b) The copy of each of the Memorandum of Association and Articles of Association of the Company provided to Parent, is complete, true and accurate, has not been amended or repealed and the Articles of Association will be in effect until such time as the Articles of Association are amended under Section 17.15 of the Amended and Restated Stockholders Agreement among the Company, the Founder and certain of the Sellers.

                  (c) To the best of the Company's knowledge, and except as specifically set forth in Part 2.12(c) of the Disclosure Schedule, all documents required to be filed with or delivered to the Registrar of Companies in respect of the Company have been properly filed or delivered in a timely manner, except for such non compliance that, both individually and in the aggregate with all other exceptions to any of the representations in this
Section 2 which are not specified on schedules hereto, would not have a Material Adverse Effect on the Company.

         2.13. Governmental Authorizations. Part 2.13 of the Disclosure
Schedule identifies each material Governmental Authorization held by the Company, and the Company has delivered to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. Except as set forth in Part 2.13 of the Disclosure Schedule, the Company is, and at all times since December 31, 1997 has been, in substantial compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule. Since December 31, 1997, the Company has not received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

         2.14. Tax Matters.

                  (a) To the best of the Company's knowledge, except as specifically set forth in Part 2.14(a) of the Disclosure Schedule, the Company Financial Statements make full provisions for all Taxes for which the Company was then or thereafter became or may hereafter become liable or accountable in respect of or by reference to any income, profit, receipt, gain, transaction, agreement, distribution or event which was earned, accrued, received, or realized, entered into except as specifically set forth in Part 2.14(a) of the Disclosure Schedule, paid, made or accrued on or before December 31, 1998, and the Company promptly paid or fully provided in its books of account for all Taxes for which it has or may hereafter become liable or accountable in the period from the date of its incorporation to the Closing Date.

                  (b) To the best of the Company's knowledge, and except as set forth in Part 2.14(b) of the Disclosure Schedule, the Company has at all times and within the requisite time limits promptly, fully and accurately observed, performed and complied with all material obligations or conditions imposed on it, or to which any claim, deduction, allowance or relief made, claimed by or afforded to it was made subject, under any legislation relating to Taxes, except for such non compliance that, both individually and in the aggregate with all other exceptions to any of the representations in this
Section 2 which are not specified in the Disclosure Schedule, would not have a Material Adverse Effect on the Company.

                  (c) Except as specifically set forth in Part 2.14(c) of the Disclosure Schedule, the Company is not aware of any circumstances which will or may, whether by lapse of time or the issue of any notice of assessment or otherwise, give rise to any dispute with any relevant Government Body in relation to its liability or accountability for Taxes, any claim made by it, any relief, deduction, or allowance afforded to it, or in relation to the status or character of the Company or any of its enterprises under or for the purpose of any provision of any legislation relating to Taxes, except for such dispute or claim that, both individually and in the aggregate with all other exceptions to any of the representations in this Section 2 which are not specified on schedules hereto, would not have a Material Adverse Effect on the Company.

         2.15. Employees.

                  (a) Full particulars of all the officers, employees and consultants of the Company (each, an "Employee"), including their present compensation packages, are disclosed in Part 2.15(a) of the Disclosure Schedule, which particulars show all material benefits including, without limitation, salaries, directors' fees, social benefits, bonuses, commissions, profit shares, automobile, reimbursement of expenses and benefits in kind ("Benefits") payable or which the Company is bound to provide (whether now or in the future) to each officer, employee and consultant of the Company and are true, accurate and complete.

                  (b) Except as set forth in Part 2.15(b) of the Disclosure Schedule, no key employee of the Company has been dismissed in the last six months or has given notice of termination of his employment.

                  (c) The employment agreements of each of Ehud Iloni, E. Levy, P. Paz, R. Karp, Y. Meiman and M. Fourier were previously provided to Parent and its counsel. Part 2.15(c) of the Disclosure Schedule includes the form of contracts under which substantially all the Employees of the Company at the date hereof are engaged.

                  (d) Subject to the provisions of any applicable Israeli law and binding custom and except as set forth in Part 2.15(a) of the Disclosure Schedule, there are no agreements or arrangements (whether legally enforceable or not) for the payment of any pensions, allowances, lump sums, or other like benefits on retirement or on death or termination or during periods of sickness or disablement for the benefit of any officer or former officer or employee or former employee of the Company or for the benefit of the dependents of any such individual in operation at the date hereof.

                  (e) Except as set forth in Part 2.15(e) of the Disclosure Schedule, all the Benefits to which any officer or former officer or employee or former employee of the Company is or may be entitled including, inter alia, severance pay, leave and health, have been paid or adequately provided for in the Company Financial Statements.

                  (f) A complete list of all of the shares and options granted to or purchased by employees, directors, officers or consultants of the Company, and their respective vesting schedules, is set forth in Part 2.15(f) of the Disclosure Schedule. Except as set forth therein, the Company does not operate any share incentive scheme, share option scheme or profit sharing scheme for the benefit of any of its directors, officers, employees or consultants.

                  (g) Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former Employee or director of the Company (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits, except as provided therein.

                  (h) Part 2.15(a) of the Disclosure Schedule contains a list of all salaried employees of the Company as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. The Company is not a party to any collective bargaining contract or other Contract with a labor union involving any of its Employees except for those provisions of general agreements between the Federation of Labor Unions and the Coordination Bureau of Economic Organizations which may be applicable to certain classes of employees by virtue of Extension Orders. All of the Company's employees are "at will" employees.

                  (i) Part 2.15(i) of the Disclosure Schedule identifies each Employee who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

                  (j) Except as set forth in Part 2.15(j) of the Disclosure Schedule, the Company is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

                  (k) The Company is not aware of any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company; nor is the Company aware of any controversies, strikes, slowdowns or work stoppages pending or threatened between the Company and any of its employees. To the Company's best knowledge, the consummation of any of the transactions contemplated by this Agreement will not have a material adverse effect on the Company's labor relations, and none of the Company's key employees has notified the Company of any intention to terminate his or her employment with the Company.

         2.16. Environmental Matters. The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the Company's best knowledge, there are no circumstances that may prevent or interfere with the Company's compliance with any Environmental Law in the future. To the Company's best knowledge, no current or prior owner of any property leased or controlled by the Company has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law with respect to such property. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule. (For purposes of this Section 2.16: (i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

         2.17. Insurance.

                  (a) Full and accurate details of the Company's insurance policies are contained in Part 2.17(a) of the Disclosure Schedule, including such policies as are required under the Company's agreements with its customers.

                  (b) Except as specifically set forth in Part 2.17(b) of the Disclosure Schedule, the Company has the benefit of adequate insurance against all risks and losses usually insured against by companies carrying on the same or a similar business and (without prejudice to the generality of the foregoing) for the full replacement or reinstatement value of all its assets of an insurable nature and against accident, damage, injury, third party loss (including product liability) and loss of profits with a well established and reputable insurer.

                  (c) Except as specifically set forth in Part 2.17(c) of the Disclosure Schedule, the Company has not done anything or suffered any damage which has rendered or might render any policies of insurance taken out by it void or voidable or which might result in an increase in premiums and the Company has complied with all conditions attached to such policies.

                  (d) There is no claim outstanding under any of such policies nor, to the best of the Company's knowledge, are there any circumstances likely to give rise to such a claim.

         2.18. Related Party Transactions. Except as set forth in Part 2.18 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time since December 31, 1997 had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is, or has at any time since December 31, 1997 been, indebted to the Company; (c) since December 31, 1997, no Related Party has entered into, or has had any direct or indirect financial interest in, any Material Agreement, transaction or business dealing involving the Company; (d) no Related Party is competing, or has at any time since December 31, 1997 competed, directly or indirectly, with the Company; and (e) no Related Party has any claim or right against the Company (other than rights under Options and rights to receive compensation for services performed as an employee of the Company). (For purposes of this Section 2.18 each of the following shall be deemed to be a "Related Party": (i) each of the Company Stockholders that owns an aggregate of five percent (5%) or more of the capital stock of the Company; (ii) each individual who is, or who has at any time since December 31, 1997 been, an officer of the Company; (iii) each member of the immediate family of each of the individuals referred to in clauses "(i)" and "(ii)" above; and (iv) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses "(i)", "(ii)" and "(iii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

         2.19. Legal Proceedings; Orders.

                  (a) As of three days prior to the date hereof and three days prior to the Closing Date, except as set forth in Part 2.19 of the Disclosure Schedule there is no, nor will there have been any pending Legal Proceeding, and, to the Company's best knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To the Company's best knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

                  (b) Except as set forth in Part 2.19 of the Disclosure Schedule, no Legal Proceeding has ever been commenced by or has ever been pending against the Company.

                  (c) As of three days prior to the date hereof and three days prior to the Closing Date, there is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the Company's best knowledge, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company's business.

         2.20. Authority; Binding Nature of Agreement. Except as set forth in Part 2.21 of the Disclosure Schedule, the Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

         2.21. Non-Contravention; Consents. Except as set forth in Part
2.21 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of any of the transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

                  (a) contravene, conflict with or result in a violation of
(i) any of the provisions of the Company's Articles of Association or Memorandum of Association, or (ii) any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors;

                  (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

                  (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company's business or to any of the assets owned or used by the Company;

                  (d) contravene, conflict with or result in a material violation or breach of, or result in a material default under, any provision of any Material Agreement that is or would constitute a Material Agreement, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Agreement, (ii) accelerate the maturity or performance of any such Material Agreement, or (iii) cancel, terminate or modify any such Material Agreement; or

                  (e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

Except as set forth in Part 2.21 of the Disclosure Schedule, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of any of the transactions contemplated by this Agreement.

         2.22. No Conflicting Interest. Except as set forth in Part 2.22 of the Disclosure Schedule, the Company is not aware that any director, officer, key employee or Related Party of the Company has any interest in any corporation, partnership, or other entity that is engaged in a business which is in competition with that of the Company, is a supplier or customer of the Company, or is a party to any contract which may have any effect on the business of the Company.

         2.23. Full Disclosure. This Agreement (including the Disclosure Schedule) does not, and the Company Closing Certificate will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) to the Company's best knowledge, omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

SECTION 3.     REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent represents and warrants to the Company and the Sellers as follows:

         3.1. Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

         3.2.  SEC Filings; Financial Statements.

                  (a) Parent has timely filed all required forms, reports and documents with the SEC since August 17, 1998, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed. Parent has made available to the Company and the Sellers accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by Parent with the SEC between August 17, 1998 and the date of this Agreement (the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents, including, any financial statements or schedules included or incorporated by reference therein, complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (b) The consolidated financial statements contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby. Except as and to the extent disclosed in the Parent SEC Reports, since August 17, 1998, there has not been any event, occurrence or development which does or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

         3.3. Authority; Binding Nature of Agreement. Parent has the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent of this Agreement (including the contemplated issuance of Common Stock in accordance with this Agreement) have been duly authorized by all necessary action on the part of Parent and its board of directors. No vote of Parent's stockholders is needed to approve any of the transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

         3.4. Valid Issuance. The Common Stock to be issued in the transactions contemplated by this Agreement will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

         3.5. Consents and Approvals. Except as set forth on Schedule 3.5 hereto, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any Governmental Body is necessary for the consummation by Parent of the transactions contemplated by this Agreement.

         3.6. No Violation. Neither the execution and delivery of this Agreement by Parent, the performance by Parent of its obligations hereunder nor the consummation by Parent of the transactions contemplated hereby will
(a) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Parent, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease or agreement to which Parent is a party or (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or domestic or foreign Governmental Body applicable to Parent.

         3.7. Legal Proceedings. Except as set forth in Schedule 3.7 hereto, Parent is not aware of any pending Legal Proceeding, and, to Parent's best knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves Parent or any of the assets owned or used by Parent or any Person whose liability Parent has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. To Parent's best knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

         3.8. Experience; Receipt of Information. Parent has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks relating to the acquisition of the Company, and has reviewed and inspected all of the data and information provided to it by the Company in connection with this Agreement. Parent has been furnished by the Company with all the documents and information regarding the Company which Parent has requested, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company's business, assets and financial position.

         3.9. Brokers. No broker, finder or investment banker, for which the Company or the Sellers may be liable, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or any of its directors, officers, employees or agents.

         3.10. Full Disclosure. This Agreement does not, and the Parent Closing Certificate will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or
(ii) to the Parent's best knowledge, omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

SECTION 4.     CERTAIN COVENANTS OF THE COMPANY.

         4.1. Access and Investigation. During the period from the date of this Agreement through the Closing, or the earlier termination hereof in accordance with Section 8 (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent's Representatives with reasonable access to the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent's Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request.

         4.2.  Operation  of  the  Company's  Business.  Other  than  as
contemplated  hereunder,   during  the Pre-Closing Period:

                  (a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

                  (b) the Company shall use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;

                  (c) the Company shall keep in full force all insurance policies referred to in Part 2.17 of the Disclosure Schedule;

                  (d) the Company shall cause its officers to report regularly (but in no event less frequently than weekly) to Parent concerning the status of the Company's business;

                  (e) the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities

                  (f) the Company shall not sell, issue or authorize the issuance of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company shall be permitted (x) to grant stock options to employees in accordance with its past practices, and (y) to issue Ordinary Shares to employees upon the exercise of outstanding Options);

                  (g) the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under, (i) any provision of the Plan for Issuance of Options to Directors Executives and Senior Employees of Telegate, (ii) any provision of any agreement evidencing any outstanding Option, or (iii) any provision of any restricted stock purchase agreement;

                  (h) the Company shall not amend or permit the adoption of any amendment to the Company's Articles of Association, except to the extent necessary to comply with Section 17.15 of the Amended and Restated Stockholders Agreement among the Company, the Founder and certain of the Sellers, or Memorandum of Association, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

                  (i) the Company shall not form any subsidiary or acquire any equity interest or other interest in any other Entity;

                  (j) the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $25,000 per month;

                  (k) the Company shall not, other than in the ordinary course of business, (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Agreement, or (ii) amend or prematurely terminate, or waive any material right or remedy under, any such Contract;

                  (l) the Company shall not (i) acquire, lease or license any right or other asset from any other Person, except for rights or other assets acquired, leased or licensed in the ordinary course of business, including the possible lease of additional space in the Company's current facilities, (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, except for rights or other assets disposed of, leased or licensed in the ordinary course of business, or (iii) waive or relinquish any right, except for assets acquired, leased, licensed or disposed of by the Company pursuant to Contracts that are not Material Agreements;

                  (m) the Company shall not (i) lend money to any Person other than to its employees, in the ordinary course of business and consistent with past practices, or (ii) incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business and consistent with past practices;

                  (n) the Company shall not (i) establish, adopt or amend any employee benefit plan, (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hire any new key employee;

                  (o) the Company shall not change any of its methods of accounting or accounting practices in any material respect;

                  (p) the Company shall not make any Tax election;

                  (q) the Company shall not commence or settle any material Legal Proceeding;

                  (r) the Company shall not agree or commit to take any of the actions described in clauses "(e)" through "(q)" above.

Notwithstanding the foregoing, the Company may take any action described in clauses "(e)" through "(r)" above if Parent gives its prior written consent to the taking of such action by the Company, which consent will not be unreasonably withheld (it being understood that Parent's withholding of consent to any action will not be deemed unreasonable if Parent determines in good faith that the taking of such action would not be in the best interests of the Company, currently and/or under the ownership of Parent).

         4.3.  Notification; Updates to Disclosure Schedule.

                  (a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:

                           (i) the discovery by the Company of any event,
condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

                           (ii) any event, condition, fact or circumstance
that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

                           (iii) any material breach of any material covenant
or obligation of the Company; and

                           (iv) any event, condition, fact or circumstance
that would make the timely satisfaction of any of the conditions set forth in
Section 6 or Section 7 impossible or unlikely.

                  (b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of
(i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Section 6 has been satisfied.

         4.4. No Negotiation. During the Pre-Closing Period, the Company shall not directly or indirectly:

                  (a) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

                  (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent) relating to or in connection with a possible Acquisition Transaction; or

                  (c) consider, entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction.

The Company shall promptly notify Parent in writing of any material inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company or any of its Representatives during the Pre-Closing Period.


SECTION 5.     ADDITIONAL COVENANTS OF THE PARTIES.

         5.1. Filings and Consents. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement. Each party to this Agreement shall (upon request) promptly deliver to the other parties a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period. Each party shall promptly provide the other parties with copies of all filings made by the other party with the SEC or any other state, federal or foreign Governmental Body in connection with this Agreement and the transactions contemplated hereby.

         5.2. Public Announcements. During the Pre-Closing Period, (a) the Company and the Sellers shall not (and the Company shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without Parent's prior written consent, and (b) Parent shall not (and the Parent shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without Company's prior written consent Notwithstanding the provisions of the preceding sentence, each party shall be permitted to issue any press release or make any public statement as such party is advised by counsel is legally required to be issued or made under any applicable laws; provided, however, that in such event the party issuing such press release or making such public statement will provide the other parties with prompt written notice of such requirement and a copy of the press release to be issued or public statement to be made, and the parties shall use reasonable commercial efforts to coordinate the content of such press release or public statement.

         5.3. Best Efforts. During the Pre-Closing Period, (a) the Company shall use its best efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis, and (b) Parent shall use its best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

         5.4. Employment and Noncompetition Agreements. The Company shall use all commercially reasonable efforts to cause eighty percent (80%) of the individuals identified on Exhibit B to execute and deliver to the Company and Parent, at the Closing, an Employment Agreement in the form to be agreed between Parent and the Sellers' Representative and a Noncompetition Agreement in the form to be agreed between Parent and the Sellers' Representative. Prior to the Closing, Parent and the Sellers' Representative shall agree upon a list of up to twenty-five (25) current employees of the Company, which shall be attached hereto as Exhibit B and become part hereof.

         5.5.  Termination of Employee Plans. At the Closing and subject to
Section 1.9, the Company shall terminate its existing stock option plans, and shall ensure that no employee or former employee of the Company has any rights under any of such plans and that any liabilities of the Company under such plans (including any such liabilities relating to services performed prior to the Closing) are fully extinguished at no material cost to the Company.

         5.6. Registration of Shares. Parent will, as promptly as practicable, prepare and file with the SEC a registration statement under the Securities Act with respect to the registration of the shares of Common Stock issuable to the Sellers in connection with the transactions contemplated by this Agreement (the "Registration Statement"). Parent will, and will cause its accountants and lawyers to, cause the Registration Statement to be declared effective as promptly as practicable after filing with the SEC, but in no event later than the Closing and the Registration Statement shall be kept effective continuously for a period of two years following the later of (i) Closing or (ii) the date on which the Registration Statement is declared effective by the SEC. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. If at any time prior to the date on which the Registration Statement is declared effective by the SEC any event in respect of Parent, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement, Parent shall promptly so advise the Sellers' Representative and such event shall be so described, and any such amendment or supplement to the Registration Statement (which the Sellers' Representative shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

         5.7. Lock-up Restrictions. All shares of Common Stock issued to the employees of the Company identified on Exhibit B hereto (collectively, the "Key Employees") in connection with the transaction contemplated by this Agreement shall be subject to restrictions upon resale. Such shares of Common Stock shall be subject to lock-up restrictions for a one-year period from the Closing Date. All certificates representing shares of Common Stock issued to the Key Employees shall bear restrictive legends referencing the lock-up periods set forth in this Section 5.7.

         5.8. Employees. As soon as practicable after the Closing Date, Parent shall provide to all employees of the Company such employee benefits plans, programs and arrangements as are generally made available to Israeli employees of Parent, provided, with respect to each employee, that such employee does not voluntarily terminate his or her employment with the Company prior to the first anniversary of the Closing Date.

         5.9. Directors and Officers Insurance. For a period of seven (7) years after the Closing Date, Parent shall cause to be maintained in effect the current officers' and directors' liability insurance policies maintained by the Company with respect to the directors and officers of the Company at the date of this Agreement covering acts or omissions occurring prior to the Closing Date, provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such directors and officers than such existing insurance policies.

         5.10. Tax Liability. Each party shall be responsible for all its respective tax obligations deriving from the transactions contemplated in this Agreement.

SECTION 6.     CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT.

         The obligations of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions any or all of which may be waived in writing by Parent:

         6.1. Accuracy of Representations. Each of the representations and warranties made by the Company in this Agreement and in each of the other agreements and instruments delivered to Parent in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date.

         6.2. Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

         6.3. Consents. All Consents required to be obtained in connection with the transactions contemplated by this Agreement (including the Consents identified in Part 2.21 of the Disclosure Schedule) shall have been obtained and shall be in full force and effect.

         6.4. Agreements and Documents. Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

                  (a) fully executed Escrow Agreement (the "Escrow Agreement") in the form and substance reasonably satisfactory to counsel for Parent and counsels for the Sellers' Representative, which shall contain, without limitation, provisions regarding the following: (i) the allocation of the Escrow Shares (including with respect to any payments therefrom) among the Sellers in accordance with Schedule A, and (ii) the release of the Escrow Shares on the first anniversary of the Closing Date, (iii) the registration of the Escrow Shares for trading, without any restrictions, immediately upon release from escrow, and (iv) such other terms and conditions as are standard and customary in transactions of this nature ;

                  (b) Employment Agreements in the form to be agreed between Parent and the Sellers' Representative, executed by eighty percent (80%) of the individuals identified on Exhibit B;

                  (c) Noncompetition Agreements in the form to be agreed between Parent and the Sellers' Representative, executed by eighty percent (80%) of the individuals identified on Exhibit B;

                  (d) confidential invention and assignment agreements, reasonably satisfactory in form and content to Parent, executed by all employees of the Company and by all consultants and independent contractors to the Company who have not already signed such agreements;

                  (e) a legal opinion of Yigal Arnon & Co., in form and substance reasonably satisfactory to counsel for Parent, addressed to the Parent and dated as of the Closing Date, as to the matters set forth in Sections 2.1(a), 2.3 and 2.20.

                  (f) a certificate executed by two Officers of the Company (but without personal liability thereto) certifying that each of the representations and warranties set forth in Section 2 is accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 6.1, 6.2 and 6.3 have been duly satisfied (the "Company Closing Certificate"); and

                  (g) Lock-up agreements executed by each Key Employee in the form and substance reasonably satisfactory to counsel for Parent and counsel for the Company which shall contain terms and conditions standard and customary in transactions of this nature, including a twelve-month restriction on the sale of Common Stock by such Key Employee;

                  (h) written resignations of all directors of the Company, effective as of the Closing Date;

                  (i) certificates representing the Shares accompanied by share transfer deeds duly executed for transfer in blank;

                  (j) a fully executed Marketing Agreement in the form of Exhibit C;

                  (k) certificates representing the Debentures; and

                  (l) Option Holder Consent Letter and Counterpart Signature Pages, executed by all of the Option Holders.

            6.5. Securities Law Requirements. All permits, licenses, consents and approvals necessary under any laws relating to the sale of securities have been issued or given, and all restrictions or registration statements filed under any laws relating to the sale of securities for the issuance of Common Stock issuable pursuant to this Agreement shall have become effective, and no such permit, license, consent, approval, registration or registration statement shall have been revoked, canceled, terminated, suspended or made the subject of any stop order or proceeding thereof.

         6.6. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of the transactions contemplated by this Agreement illegal, which Legal Requirement shall not have been removed within thirty (30) days of enactment.

         6.7. No Legal Proceedings. Other than in connection with the matter referred to in the last bullet point of Part 2.19 of the Disclosure Schedule, no Person shall have commenced or taken substantial steps towards any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the transactions contemplated by this Agreement or seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of the Company.

         6.8. Termination of Employee Plans. The Company shall have provided Parent with evidence, reasonably satisfactory to Parent, as to the termination of the benefit plans referred to in Section 5.5.

         6.9. ISA Exemption. Parent shall have received from the Israel Securities Authority an exemption from the obligation to publish a prospectus in the manner required pursuant to the laws of the State of Israel in connection with the issuance of the Common Stock to the Sellers.

SECTION 7.     CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

         The obligations of the Sellers and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions any or all of which may be waived in writing by the Sellers' Representative:

         7.1. Accuracy of Representations. Each of the representations and warranties made by Parent in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date.

         7.2. Performance of Covenants. All of the covenants and obligations that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

         7.3. Documents. The Sellers and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

                  (a) validly executed share certificates covering the Common Stock, issued in the names of the respective Sellers;

                  (b) fully executed Escrow Agreement;

                  (c) a legal opinion of Cooley Godward LLP, in form and substance reasonably satisfactory to counsel for the Sellers, addressed to the Sellers and dated as of the Closing Date, as to the matters set forth in Sections 3.1, 3.3, and 3.4;

                  (d) a certificate executed by the Parent's Chief Executive Officer and Chief Financial Officer (but without personal liability thereto) certifying that each of the representations and warranties set forth in
Section 3 is accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 7.1,
7.2 and 7.5 have been duly satisfied (the "Parent Closing Certificate"); and

                  (e) fully executed Marketing Agreement in the form of Exhibit C.

         7.4. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of the transactions contemplated by this Agreement illegal, which Legal Requirement shall not have been removed within (30) days of enactment.

         7.5. Consents. All Consents required to be obtained in connection with the transactions contemplated by this Agreement (including the Consents identified in Part 2.21 of the Disclosure Schedule) shall have been obtained and shall be in full force and effect.

         7.6. Effectiveness of Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall be effective at the Closing Date, and no stop order suspending effectiveness shall have been issued; there shall be no holding period or volume or timetable restrictions applicable to the sale of the Common Stock from and after the Closing and thereafter; no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing; and all necessary approvals under state securities laws or the Securities Act or Exchange Act relating to the issuance or trading of the Common Stock shall have been received. The Common Stock required to be issued hereunder shall have been approved for listing on the Nasdaq National Market, subject only to official notice of issuance. Notwithstanding anything herein to the contrary, if, prior to the Closing, the Sellers obtain a definitive ruling (after having used their best efforts to do so) from the Israel Tax Authorities, in the form and substance satisfactory to counsels for the Sellers and counsel for Parent, which provides that the Israeli tax event for which any of the Sellers may be liable in connection with the transactions contemplated hereby shall be deferred until the effective date of the Registration Statement (the "Deferral Ruling"), the effectiveness of the Registration Statement shall not be a condition to the Closing. In the event that Sellers obtain the Deferral Ruling, Parent shall be obligated to cause the Registration Statement to be declared effective by the SEC within sixty
(60) days of the Closing Date. In the event that the Registration Statement is not declared effective by the SEC within sixty (60) days of the Closing Date (the "Registration Deadline"), Parent shall be obligated to immediately deposit an additional fifty thousand (50,000) shares of Common Stock in the Additional Consideration Escrow Fund. At the end of each thirty (30) day period thereafter in which the Registration Statement is not declared effective by the SEC, Parent shall deposit an additional fifty thousand (50,000) shares of Common Stock in the Additional Consideration Escrow Fund.

         7.7. Securities Law Requirements. All permits, licenses, consents and approvals necessary under any laws relating to the sale of securities have been issued or given, and all restrictions or registration statements filed under any laws relating to the sale of securities for the issuance of Common Stock issuable pursuant to this Agreement shall have become effective, and no such permit, license, consent, approval, registration or registration statement shall have been revoked, canceled, terminated, suspended or made the subject of any stop order or proceeding thereof.

         7.8. No Legal Proceedings. Other than in connection with the matter referred to in the last bullet point of Part 2.19 of the Disclosure Schedule, no Person shall have commenced any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the transactions contemplated by this Agreement or seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of the Company.

SECTION 8.     TERMINATION.

         8.1. Termination Events. This Agreement may be terminated prior to the Closing:

                  (a) By either the Company and the Sellers' Representative or by Parent if a court of competent jurisdiction or Governmental Body shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift) and such was not at the request of the party seeking termination of the Agreement, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (b) by Parent if the Closing has not taken place on or before January 15, 2000 (other than as a result of any failure on the part of Parent to comply with or perform any covenant or obligation of Parent set forth in this Agreement);

                  (c) by the Seller's Representative and the Company if the Closing has not taken place on or before January 15, 2000 (other than as a result of the failure on the part of the Sellers or the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent); or

                  (d) by the mutual consent of Parent, the Seller's Representative and the Company.

         8.2. Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1(a) or Section 8.1(b), Parent shall deliver to the Seller's Representative and the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Seller's Representative and the Company wish to terminate this Agreement pursuant to
Section 8.1(a) or Section 8.1(c), the Seller's Representative and the Company shall deliver to Parent a written notice stating that the Seller's Representative and the Company are terminating this Agreement and setting forth a brief description of the basis on which the Seller's Representative and the Company are terminating this Agreement.

         8.3. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the parties shall, in all events, remain bound by and continue to be subject to Section 5.2.

SECTION 9.     INDEMNIFICATION, ETC.

         9.1.  Survival of Representations, Etc.

                  (a) The representations and warranties made by the Company (including the representations and warranties set forth in Section 2 and the representations and warranties set forth in the Company Closing Certificate) shall survive the Closing and shall expire on the 12-month anniversary of the Closing Date; provided, however, that if, at any time prior to the 12-month anniversary of the Closing Date, any Indemnitee (acting in good faith) delivers to the Sellers' Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the 12-month anniversary of the Closing until such time as such claim is fully and finally resolved; and provided, further, that the representations and warranties related to the second bullet point in Part 2.3 of the Disclosure Schedule shall, for purposes of such claims by Parent, survive the first anniversary of the Closing until the fourth anniversary of the Closing.

                  (b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

                  (c) For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.

                  (d) The representations and warranties made by Parent (including the representations and warranties set forth in Section 3 and the representations and warranties set forth in the Parent Closing Certificate) shall survive the Closing and shall expire on the 12-month anniversary of the Closing Date; provided, however, that if, at any time prior to the 12-month anniversary of the Closing Date, the ECI Sellers' Representative (as defined below) or the Other Sellers' Representative (as defined below) (acting in good faith) delivers to the Parent a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by Parent (and setting forth in reasonable detail the basis for the Sellers' Representative's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the 12-month anniversary of the Closing until such time as such claim is fully and finally resolved.

                  (e) The representations, warranties, covenants and obligations of the Parent, and the rights and remedies that may be exercised by the Sellers, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Sellers or any of their Representatives.

         9.2.  Indemnification.

                  (a) From and after the Closing Date (but subject to Section 9.1(a)), the Indemnitees may seek indemnification solely from the Escrow Fund for any Damages that are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty set forth in Section 2 or in the Company Closing Certificate; (ii) any inaccuracy in or breach of any representation or warranty set forth in
Section 2 as if such representation and warranty had been made on and as of the Closing Date; (iii) any breach of any covenant or obligation of the Company (including the covenants set forth in Sections 4 and 5); (iv) any claim brought in connection with the second bullet point of Part 2.3 of the Disclosure Schedule, or (v) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clause "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 9); provided, however, that with respect to any Damages that are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with the matter described in the second bullet point of Part 2.3 of the Disclosure Schedule, in addition to seeking indemnification from the Escrow Fund, but only after exhausting the full Escrow Fund, the Indemnitees shall also be entitled to seek indemnification directly from the Sellers in an aggregate amount not to exceed two million US dollars ($2,000,000); provided, however, that each Seller shall only be liable for its pro rata share of such Damages, as calculated in accordance with the allocation set forth in Schedule A.

                  (b) The Sellers and the Company acknowledges and agree that, if the Company suffers, incurs or otherwise become subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of its rights as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

                  (c) From and after the Closing Date (but subject to Section 9.1(d)), any Seller may seek indemnification from Parent for any Damages that are directly or indirectly suffered or incurred by such Seller or to which such Seller may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty set forth in Section 3 or in the Parent Closing Certificate; (ii) any inaccuracy in or breach of any representation or warranty set forth in Section 3 as if such representation and warranty had been made on and as of the Closing Date; or (iii) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clause "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Seller for the purpose of enforcing any of its rights under this Section 9); provided, however, that the amount of indemnification sought by the Sellers shall not exceed ten million US dollars ($10,000,000) in the aggregate.

         9.3. Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Company, against Parent or against any other Person) with respect to which any of the Indemnitees shall have the right to seek indemnification pursuant to this Section 9, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

                  (a) all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively out of the Escrow Fund;

                  (b) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of the Sellers' Representative; provided, however, that such consent shall not be unreasonably withheld.

Parent shall give the Sellers' Representative prompt notice of the commencement of any such Legal Proceeding against Parent or the Company; provided, however, that any failure on the part of Parent to so notify the Sellers' Representative shall not limit any of the rights of the Indemnitees under this Section 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

         9.4. Exercise of Remedies by Indemnitees Other Than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

         9.5.  Limitations on Indemnification.

                  (a) Except as specifically set forth herein, the maximum amount of indemnifiable Damages that may be recovered from the Sellers arising out of or resulting from Section 9.2(a) shall be the amount equal to the Escrow Fund, and solely from the Escrow Fund and with respect to each Seller, the amount that may be recovered will be limited to the amount equal to the number of shares of Common Stock set forth opposite such Sellers' name in the column in Schedule A captioned "Escrow Shares."

                  (b) Notwithstanding anything to the contrary contained in this Agreement, no Indemnitee shall be entitled to seek indemnification from the Sellers under this Agreement with respect to any Damages arising out of or resulting from Section 9.2(a), until the aggregate amount of such Damages exceeds one hundred thousand US dollars ($100,000), and where such damages exceed one hundred thousand US dollars ($100,000), the Indemnitees shall be entitled to indemnification in full (with no deduction of the one hundred thousand US dollars ($100,000)), subject to the provisions of Section 9.5(a).

                  (c) Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of indemnifiable Damages that may be recovered from Parent arising out of or resulting from Section 9.2(c) shall be the amount equal to ten million US dollars ($10,000,000).

                  (d) Notwithstanding anything to the contrary contained in this Agreement, the Sellers shall not be entitled to seek indemnification from Parent under this Agreement with respect to any Damages arising out of or resulting from Section 9.2(c), until the aggregate amount of such Damages exceeds one hundred thousand US dollars ($100,000), and where such damages exceed one hundred thousand US dollars ($100,000), the Sellers shall be entitled to indemnification in full (with no deduction of the one hundred thousand US dollars ($100,000)), subject to the provisions of Section 9.5(c).

         9.6. Exclusive Remedies. Parent acknowledges and agrees that its sole and exclusive remedy (except in the case of fraud, in which case Parent reserves all rights available to it under the law with respect to the party committing such fraud) with respect to any and all claims relating to the subject matter of this Agreement and the other agreements, documents and certificates specifically contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Section 9 and specific performance as contemplated by Section 10.11 below.

         9.7. Prospectus Indemnification. Notwithstanding anything to the contrary in this Agreement, in the event any shares of Common Stock are included in a registration statement of the Company:

                  (a) To the extent permitted by law, Parent will indemnify and hold harmless each Seller, the partners, officers, directors and legal counsel of each Seller, any underwriter (as defined in the Securities Act) for such Seller and each person, if any, who controls such Seller or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by Parent:
(i) any untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by Parent of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and Parent will reimburse each such Seller, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 9.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Parent, which consent shall not be unreasonably withheld, nor shall Parent be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Seller, partner, officer, director, underwriter or controlling person of such Seller.

                  (b) To the extent permitted by law, each Seller will, if Common Stock held by such Seller are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless Parent, each of its directors, its officers, and legal counsel and each person, if any, who controls Parent within the meaning of the Securities Act, any underwriter and any other Seller selling securities under such registration statement or any of such other Seller's partners, directors or officers or any person who controls such Seller, against any losses, claims, damages or liabilities (joint or several) to which Parent or any such director, officer, controlling person, underwriter or other such Seller, or partner, director, officer or controlling person of such other Seller may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Seller specifically for use in connection with such registration; and each such Seller will reimburse any legal or other expenses reasonably incurred by Parent or any such director, officer, controlling person, underwriter or other Seller, or partner, officer, director or controlling person of such other Seller in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this
Section 9.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Seller, which consent shall not be unreasonably withheld.

                  (c) Promptly after receipt by an indemnified party under this Section 9.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 9.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this
Section 9.7.

                  (d) If the indemnification provided for in this Section 9.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (e) The obligations of Parent and Sellers under this Section
9.7 shall survive completion of any offering of Common Stock in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

SECTION 10.    MISCELLANEOUS PROVISIONS.

         10.1. Sellers' Representative. Israel Frieder, Shmuel Gitlin or such other persons identified by ECI Telecom Ltd. ("ECI") in writing to the other parities hereto are hereby designated as the representatives of ECI for purposes of this Agreement and the Escrow Agreement and as agents and attorneys-in-fact of ECI with respect hereto and thereto (the "ECI Sellers' Representative"), and Zvika Schechter is hereby designated as the representative of the Sellers (other than ECI) for purposes of this Agreement and the Escrow Agreement and as agent and attorney-in-fact of the Sellers with respect hereto and thereto (the "Other Sellers' Representative") (Any reference in this Agreement to the "Sellers' Representative" shall be deemed to refer to both the ECI Sellers' Representative on behalf of ECI, and the Other Sellers' Representative on behalf of the Sellers (other than ECI)). Each Sellers' Representative shall have the authority to take such actions and exercise such discretion on behalf of its respective principals as are required of the Sellers' Representative pursuant to the terms of this Agreement and the Escrow Agreement (and any such actions shall be binding on each of the Sellers represented by such Sellers' Representative), including without limitation the following:

                  (i) to receive, hold and deliver to Parent the share certificates representing the Shares, the certificates representing the Warrants, the certificates representing the Debentures, and any other documents relating thereto;

                  (ii) to execute, acknowledge, deliver, record and file all ancillary agreements, waivers, consents, certificates and documents which the Sellers' Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by the terms and provisions of this Agreement;

                  (iii) to receive and make any payments provided for under this Agreement and acknowledge receipt and payment thereof;

                  (iv) to waive any breach or default under the Agreement, or to waive any condition precedent to the Closing under Section 7 hereof;

                  (v) to amend or terminate this Agreement;

                  (vi) to receive service of process in connection with any claims under this Agreement or the Escrow Agreement; and

                  (vii) to perform the obligations and exercise the rights under the Escrow Agreement, including the settlement of any claims and disputes with Parent arising thereunder; provided, however, that the Sellers' Representative shall not be authorized to take any actions that would (x) increase the obligations or liabilities of any of the Sellers or (y) decrease the consideration to be received by any of the Sellers, other than in accordance with the assumptions set forth in Schedule A. The Sellers' Representative will at all times act in good faith toward the Sellers and will take no action which would disproportionately impact one Seller in relation to the other Sellers taken as a whole.

         The designation and appointment of the Sellers' Representative is irrevocable and shall not be affected by the subsequent death, incapacity, insolvency or dissolution of any Seller. Parent shall have the right to rely upon all actions taken or omitted by the Seller's Representative pursuant to this Agreement, all of which actions and omissions shall be binding on each of the Sellers represented by such Sellers' Representative. If the Other Sellers' Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Sellers (other than ECI), then the Sellers (other than ECI) holding a majority in interest of the capital stock of the Company (assuming the exercise of all Warrants and the Conversion of all Debentures and not including any securities of the Company held by ECI) shall, within ten days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become the "Other Sellers' Representative" for purposes of this Agreement. The Sellers hereby authorize their respective Sellers' Representative to pay all reasonable and documented legal fees and expenses incurred by the Company and the Sellers (as further described in Section 10.3 below) from the Purchase Consideration prior to the distribution of the Purchase Consideration to the Sellers, except for fees and expenses paid by the Company or included as a Current Liability in the calculation of Net Cash. The Sellers hereby agree to transfer to the Sellers' Representative such additional cash amounts as shall be determined by the Sellers' Representative are necessary to pay all legal fees and expenses incurred by the Company and the Sellers (as further described in Section 10.3 below), except for fees and expenses paid by the Company or included as a Current Liability in the calculation of Net Cash.

         10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

         10.3 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of
(a) the investigation and review conducted by Parent and its Representatives with respect to the Company's business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, and (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions.

         10.4 Attorneys' Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

         10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

                  if to Parent:

                           Terayon Communication Systems, Inc.
                           2952 Bunker Hill Lane
                           Santa Clara, CA 95054
                           Fax:  (408) 727-6205
                           Attention:  Chief Executive Officer

                           with a copy to:

                           Cooley Godward LLP
                           One Maritime Plaza, 20th Floor
                           San Francisco, CA  94111
                           Fax:  (415) 951-3699
                           Attention:  Karyn R. Smith, Esq.

                           and

                           Naschitz, Brandes & Co.
                           5 Tuval Street
                           Tel-Aviv, Israel
                           Fax: 972 3 623 5021
                           Attention: Sharon A. Amir, Adv.

                  if to the Company:

                           Telegate Ltd.
                           7 Haplada Street
                           Or Yehuda, Israel
                           Fax:  (972-3) 533-5877
                           Attention:  Chief Executive Officer

                           with a copy to:

                           Yigal Arnon & Co.
                           3 Daniel Frisch Street
                           Tel Aviv 64731, Israel
                           Fax: (972-3) 608-7714
                           Attention: David H. Schapiro, Esq. And
                                        Micah Avni, Esq. And
                                        Eric Wachstock, Esq.

                  if to the Other Sellers' Representative:

                           Zvika Schechter
                           ABS GE Capital Giza Fund, L.P.
                           Ramat Aviv Tower, 12th Floor
                           40 Einstein Street
                           POB 17672 Tel Aviv 61172 Fax: (972-3) 640-2319

                  if to ECI Telecom Ltd. or the ECI Sellers' Representative:

                           30 Hasivim Street
                           Petach-Tikva, Israel
                           Fax: (972-3) 926-6870
                           Attention: Israel Frieder

                           with a copy to:

                           Goldfarb, Levy, Eran & Co.
                           2 Ibn Gvirol Street
                           Tel Aviv 64077, Israel
                           Attn: Nechama Brin, Esq.
                           Fax: (972-3) 608-9909

         10.6   Time of the Essence.  Time is of the essence of this Agreement.

         10.7 Headings. The boldface headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

         10.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

         10.9 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Israel (without giving effect to principles of conflicts of laws). Each party to this Agreement consents to the exclusive jurisdiction and venue of the courts of District of Tel Aviv-Jaffa in the State of Israel.

         10.10 Successors and Assigns. This Agreement shall be binding upon: the Company and its successors and assigns (if any); Parent and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Company; the Sellers; the other Indemnitees (subject to Section 9.5); and the respective successors and assigns (if any) of the foregoing. Neither party may assign any of its rights under this Agreement to any other Person without obtaining the consent or approval of the other parties hereto.

         10.11 Specific Performance. The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

         10.12    Waiver.

                  (a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

                  (b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

         10.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

         10.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

         10.15 Parties in Interest. Except for the provisions of Section 9, none of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

         10.16 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Mutual Non-Disclosure Agreement executed on behalf of Parent and the Company shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of (a) the Closing Date, or (b) the date on which such Mutual Non-Disclosure Agreement is terminated in accordance with its terms.

         10.17    Construction.

                  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

                  (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

                  (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

                  (d) Except as otherwise indicated, all references in this Agreement to "Sections," "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

         10.18 Founder Bring-Along. In the event that the Founder has not executed this Agreement concurrently with the execution hereof by each of the other Sellers, this Agreement shall nonetheless be in full force and effect and the Company and Parent shall seek to secure, as promptly as practicable, the Founder's joinder herein by execution of this Agreement in the space provided for that purpose below, following which the Founder shall be bound hereunder as a Seller. In the event that the Founder fails to execute and deliver this Agreement prior to the Closing Date, Parent, the Company and the Sellers nonetheless agree to consummate the transaction contemplated hereunder including the purchase and sale of the Sellers' Securities other than those held by the Founder. Following the consummation thereof, Parent may, but shall not be obligated to, take such action as necessary or desirable to acquire the Securities held by the Founder pursuant to Section 236 of the Companies Ordinance and/or Section 8 of the Amended and Restated Stockholders Agreement, among the Company, the Founder and certain of the Sellers, and the transactions contemplated hereby shall, but shall not be required to, be considered a "plan or contract" within the meaning of Section 236 of the Companies Ordinance. All of the provisions of this Agreement shall be interpreted to take into account the fact that the Founder may not participate in the transaction contemplated hereunder.


             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         The parties hereto have caused this Share Purchase Agreement to be executed and delivered as of the date first above written.

                                       TERAYON COMMUNICATION SYSTEMS, INC.,
                                        a Delaware corporation


                                       By:_______________________________

                                       Name:_____________________________

                                       Title:____________________________


                                       EHUD ILONI


                                        ___________________________________




                                  TELEGATE LTD.,
                                   a company organized under the laws of Israel





                                       By:_______________________________

                                       Name:_____________________________

                                       Title:____________________________


                                       ECI TELECOM LTD.



                                       By:_______________________________

                                       Name:_____________________________

                                       Title:____________________________



                                       ABS GE CAPITAL GIZA FUND, L.P.


                                       By:_______________________________

                                       Name:_____________________________

                                       Title:____________________________

                                   EXHIBIT A

                              CERTAIN DEFINITIONS


         For purposes of the Agreement (including this Exhibit A):

         Acquisition Transaction. "Acquisition Transaction" shall mean any transaction involving:

             (a) the sale, license, disposition or acquisition of all or a material portion of the Company's business or assets;

             (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company (other than Ordinary Shares issued to employees of the Company, upon exercise of Options or Warrants, the conversion of the Debentures or otherwise, in routine transactions in accordance with the Company's past practices), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company (other than stock options granted to employees of the Company in routine transactions in accordance with the Company's past practices), or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; or

             (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

         Agreement. "Agreement" shall mean the Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

         Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental
Authorization).

         Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

         Damages. "Damages" shall include any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

         Debentures. "Debentures" shall mean the convertible debentures, numbered 1 through 15, that have been previously issued pursuant to the Loan Agreement, dated July 8, 1999, among the Company, the Founder and certain of the Sellers.

         Disclosure Schedule. "Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Sellers.

         Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

         Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

         Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         Escrow Fund. "Escrow Fund" shall have the meaning ascribed to it in the Escrow Agreement.

         Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

         Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

         Indemnitees. "Indemnitees" shall mean the following Persons: (a) Parent; (b) Parent's current and future affiliates (including the Company);
(c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above; provided, however, that the Sellers shall not be deemed to be "Indemnitees."

         Liens. "Liens" shall mean all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind.

         Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

         Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

         Material Adverse Effect. A violation or other matter will be deemed to have a "Material Adverse Effect" on the Company if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement or in the Company Closing Certificate but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the Company's business, condition, assets, liabilities, operations or financial performance or prospects.

         Net Cash. "Net Cash" shall mean the Company's Current Assets minus its Current Liabilities, as determined by Ernst & Young (Kost, Forer and Gabbay) in accordance with Israeli general accepted accounting principles. For purposes hereof, Current Liabilities shall be deemed to include any unaccrued expenses associated with the acquisition transaction contemplated herein.

         Options. "Options" shall mean options to purchase Ordinary Shares under the Plan for Issuance of Options to Directors, Executives and Senior Employees of Telegate.

         Person. "Person" shall mean any individual, Entity or Governmental
Body.

         Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

         SEC. "SEC" shall mean the United States Securities and Exchange Commission.

         Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

         Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

         Tax Returns. "Tax Returns" shall mean returns, reports and information statements with respect to Tax required to be filed by or on behalf of the Company with the Israel Income Tax Commission, the Israel Value Added Tax Authority and any other taxing authority domestic or foreign.

         Vested Options. "Vested Options" shall mean options to purchase Ordinary Shares that vest prior to or at the Closing.

         Warrants. "Warrants" shall mean the Series A Warrants, numbered 1 though 14, the Series B Warrants, numbered 1 through 14, the Series C Warrant, numbered 1, and the Series D Warrant, numbered 1, all of which have been previously issued pursuant to the Loan Agreement, dated July 8, 1999, among the Company, the Founder and certain of the Sellers; and the warrant issued to Hapoalim Nechasim (Menayot) Ltd.


                                          SCHEDULES AND EXHIBITS

Schedules

Schedule A        -        Sellers

Disclosure Schedule

Schedule 3.5      -       Parent Consents and Approvals

Schedule 3.7      -       Parent Legal Proceedings

Exhibits

Exhibit A         -        Certain definitions

Exhibit B         -        Persons to sign Employment and Noncompetition
                           Agreements

Exhibit C         -        Marketing Agreement

                 AMENDMENT NO. 1. TO SHARE PURCHASE AGREEMENT


         THIS AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT (this "Amendment No. 1 to the Share Purchase Agreement") is made and entered into as of December 16, 1999, by and among: TERAYON COMMUNICATION SYSTEMS, INC., a Delaware corporation ("Parent"); EHUD ILONI (the "Founder"); each of the Persons whose names appear on the signature pages to this Amendment No. 1 to the Share Purchase Agreement (each, a "Seller", and collectively with the Founder, the "Sellers"); and TELEGATE LTD., a company organized under the laws of Israel (the "Company").

                                   RECITALS

         A. The Parent, the Company and certain of the Sellers have, as of October 14, 1999, entered into a Share Purchase Agreement (the "Share Purchase Agreement"), pursuant to which, at Closing, each of the Sellers shall sell and the Parent shall purchase each Seller's respective Securities in the Company. All capitalized terms used but not defined herein shall have the meanings set forth in the Share Purchase Agreement.

         B. To date, the Founder has not executed the Share Purchase
Agreement.

         C. Certain promises were made to the Founder pursuant to the First Iloni Letter and on October 11, 1999, the Founder delivered to the Company the Second Iloni Letter.

         D. The Founder, the Parent, the Company and each of the Sellers desire that the Founder, pursuant to Section 10.18 of the Share Purchase Agreement, become a party to the Share Purchase Agreement.

         E. The Board of Directors of the Company has determined to grant options to employees of the Company in an amount which exceeds the number of options granted to employees as set forth in the Share Purchase Agreement.

         F. The parties hereto desire to amend the terms of Section 1.6 of the Share Purchase Agreement.

                                   AGREEMENT

         The parties to this Agreement agree as follows:

                  SECTION 1. FOUNDER JOINDER. Upon the execution of this Amendment No. 1 to the Share Purchase Agreement by the Founder, the Founder shall become a party to the Share Purchase Agreement and shall be deemed to be a Seller thereunder and as such, among other things, (i) pursuant to Section
1.1 of the Share Purchase Agreement, at the Closing, the Founder shall sell, transfer, assign, convey and deliver to Parent, and Parent shall purchase from the Founder the Founder's Securities, free and clear of all Liens, and (ii) the Founder hereby waives and releases, effective as of the Closing, any and all rights, claims and causes of action assertable against the Company, the Parent or any of the Sellers in respect of the Founder's ownership of any securities of the Company and any and all agreements between the Founder and the Company, which agreements shall automatically terminate as of the Closing Date. Without limiting the generality of the above waiver and release, the Founder hereby waives any and all claims relating to the First Iloni Letter and the Second Iloni Letter and agrees that the terms and conditions of the Share Purchase Agreement and this Amendment No. 1 to the Share Purchase Agreement represent the full and final amount payable to the Founder from the Company, the Parent or the Sellers.

                  SECTION 2. AMENDED AND RESTATED SCHEDULE A. Pursuant to
Section 10.13 of the Share Purchase Agreement, the parties hereto agree to replace Schedule A to the Share Purchase Agreement with the Amended and Restated Schedule A attached hereto as Exhibit A.

                  SECTION 3. AMENDED AND RESTATED ATTACHMENT 9. Pursuant to
Section 10.13 of the Share Purchase Agreement, the parties hereto agree to replace Attachment 9 to the Disclosure Schedule with the Amended and Restated Attachment 9 to the Disclosure Schedule attached hereto as Exhibit B.

                  SECTION 4.        ESCROW SHARES.

         (A) Notwithstanding anything to contrary in the preamble to Section
1.6 of the Share Purchase Agreement and Sections 1.6(e) and 1.6(f) of the Share Purchase Agreement, the Measurement Date for the Escrow Shares shall not be fourteen (14) trading days after the release of the Escrow Shares from escrow but rather shall be the nine-month anniversary of the later of (i) Closing Date and (ii) the date on which the Registration Statement is declared effective by the SEC and the provisions of Section 1.6(e) and Section 1.6(f) shall apply to the Escrow Shares.

         (B) Notwithstanding anything to the contrary in the Share Purchase Agreement, at any time after the Closing, each of the Sellers (other than ECI) (through the Sellers' Representative) and ECI may deliver a written instruction to the escrow agent (the "Escrow Agent") appointed pursuant to the Escrow Agreement to sell a specified number of the Escrow Shares of such party and specifying a broker to effect the transaction. The Escrow Agent shall, through such broker and subject to the limitations set forth in such instructions, sell the number of Escrow Shares specified in such instructions. The expenses incurred in effecting any such sale shall be borne by the Seller that ordered such sale. The proceeds received from such sale, net of the costs of effecting the sale, shall be held by the Escrow Agent as part of the Escrow Fund and be subject to the terms of the Escrow Agreement; provided, however, that each Seller shall be entitled to receive all funds from the Escrow Agent, subject to compliance with applicable tax rulings, in excess of its dollar Pro Rata Share of the Escrow Fund, as set forth in the Amended and Restated Schedule A, resulting from the sale of its portion of the Escrow Shares as set forth in the Amended and Restated Schedule A. For the purpose of calculating the amount of funds in excess of each Seller's dollar Pro Rata Share of the Escrow Fund, those Escrow Shares that such Seller has not sold shall be deemed to have a dollar value equal to forty five US Dollars and forty six cents ($45.46).

                  SECTION 5. OTHER TERMS AND CONDITIONS. Other than the amendments to the Share Purchase Agreement set forth in Sections 1, 2, 3 and 4 above, the Share Purchase Agreement shall continue to be in full force and effect, and the provisions of sections 10.1-10.17 of the Share Purchase Agreement shall apply, mutatis mutandis, to this Amendment No 1. to the Share Purchase Agreement.

             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         The parties hereto have caused this Amendment No. 1 to the Share Purchase Agreement to be executed and delivered as of the date first above written.

                                    TERAYON COMMUNICATION SYSTEMS, INC.,
                                     a Delaware corporation


                                    By:______________________________

                                    Name:____________________________

                                    Title:____________________________


                                    EHUD ILONI



                                    __________________________________




                                 TELEGATE LTD.,
                                  a company organized under the laws of Israel


                                 By:__________________________________________

                                 Name:________________________________________

                                 Title:_______________________________________

                                 ECI TELECOM LTD.

                                 By:__________________________________________

                                 Name:________________________________________

                                 Title:_______________________________________

                                                        Exhibit 2.3

Summary of 7 Haplada, Or Yehuda Lease Agreement

         Third Floor, 7 Haplada, Or Yehuda
         Lessor: Mordechai Yaron and Joseph Silberminz
         Lessee: Aryt Industries Ltd.
         Size: approximately 600 square meters
         Signing Date: March 19, 2000
         Term of agreement: from April 1, 2000 until March 31, 2005 Monthly Lease fees: $8,000, linked to the Israeli Consumer Price Index and the exchange rate for the Dollar shall not be less than 4.25 NIS per Dollar
         Options: Three additional periods of one year each, from April 1, 2005 until March 31, 2008

                                                        Exhibit 2.5

         Summary of Sderot Lease Agreement

         Commercial Structure in the industrial area, Sderot:
         Lessor: Oshrit Real Estate, Ltd.
         Lessee: Reshef Technologies, Ltd. (a subsidiary)
         Area: approximately 1,000 square meters
         Signing Date: February 28, 2000
         Term of agreement: from March 1, 2000 until February 28, 2001
         Options: Seven additional periods of 12 months each and one additional period of 11 months Monthly Lease Fees: from March 1, 2000 until August 31, 2000 6.4 NIS per square meter, 50% linked to the Israeli Consumer Price Index From September 1, 2000 until February 28, 2001, 6.4 NIS per square meter, 75% linked to the Israeli Consumer Price Index From March 1, 2001 until the end of the lease, extensions inclusive, 6.4 NIS per square meter linked to the Israeli Consumer Price Index