Form 20-F/A
period 1999-12-31
ARYT INDUSTRIES LTD
filed 2000-07-18
CIK 785938

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

ARYT INUSTRIES, LTD.

         Sales. The following is the breakdown of our sales on a consolidated basis, by Major Customers (including approximate percentage of total sales for each period):





                                                               YEAR ENDED DECEMBER 31
                                  -------------------------   --------------------------    -------------------------
                                         1 9 9 9                      1 9 9 8                      1 9 9 7
                                  -------------------------   --------------------------    -------------------------
                                  $thousand          %         $thousand           %          $thousand          %
                                  -----------    ----------   ------------     ---------    -------------    ---------
 Foreign customer                    1,508          21.4          1,554          25.6           1,214         16.5
 Israel Ministry of Defense          3,737          53.1          2,681          44.1           5,546         47.3
 Other Israeli customer              1,796          25.5          1,838          30.3           4,399         36.2
 Others                                - -           - -            - -           - -             572          - -


                                  -----------    ----------   ------------     ---------    ------------    ---------
                                     7,041         100.0          6,073         100.0          11,731       100.0
                                  ===========    ==========   ============     =========    ============    =========


         The following is a breakdown of our sales by market segments on a consolidated basis (including the approximate percentage of total sales for each period):



                                                          YEAR ENDED DECEMBER 31
                              -------------------------     -------------------------    -----------------------
                                     1 9 9 9                       1 9 9 8                        1 9 9 7(1)
                              -------------------------     -------------------------   ------------------------
                               $thousand         %           $thousand         %          $thousand        %
                              ------------    ---------     -----------     ---------    -----------    --------
 Military products and            7,041         100%           6,073           100         11,731         100
 sub-assemblies
                              ------------    ---------     -----------     ---------    -----------    --------
                                  7,041        100             6,073           100         11,731         100
                              ============    =========     ===========     =========    ===========    ========




         The following is a breakdown of our sales by geographic regions, on a consolidated basis, (including percentages of total sales for each period):



                                                           YEAR ENDED DECEMBER 31
                               ------------------------     ------------------------     -------------------------
                                      1 9 9 9                      1 9 9 8                      1 9 9 7
                               -----------------------     ------------------------     -------------------------
                               $thousand        %          $thousand         %           $thousand         %
                               -----------    ---------    ------------    ---------    -------------   ----------
 U.S. and Canada                    - -          - -             - -          - -            1,216         10.4
 Asia                             1,083         15.4             837         13.8            1,829         15.6
 Israel                           5,533         78.6           4,518         74.4            8,482         72.3
 Europe                             425          6.0             718         11.8              204          1.7
                               -----------    ---------    ------------    ---------    -------------   ----------
                                  7,041          100           6,073        100             11,731        100
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




                                                                   YEAR ENDED DECEMBER 31
                                     ---------------------------    --------------------------    -------------------------
                                             1 9 9 9                        1 9 9 8                      1 9 9 7
                                     ---------------------------    --------------------------     ------------------------
                                          $             %                 $             %               $             %
                                      thousand                        thousand                      thousand
                                     ------------    -----------    -----------     ----------    -----------    ----------

Total Expenditure(1)                    895              12.7            942           15.5         1,775           15.1
Less Royalty Bearing Grants            (50)               5.5          (163)           17.3         (434)           24.4
incl. of Israeli Govt. &
Others(2)
                                     ------------    -----------    -----------     ----------    -----------    ----------
Net Expenditure(1)                     845               12.0           779            12.8         1,341           11.4
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


         ----------------------------- ---------------- ---------------- ----------------- ----------------
                                           Israeli                           Closing           Annual
                                       Consumer price       Israel        exchange rate      devaluation
                  Year ended                Index       inflation rate     of the U.S.          rate
                 December 31,               (1)               (2)            dollar(3)           (4)
                 ------------           ------------    --------------    -------------     ---------------


                   1995                     129.4             8.1             3.135              3.9
                   1996                     143.1            10.6             3.251              3.7
                   1997                     153.1             7.0             3.536              8.8
                   1998                     166.3             8.6             4.160             17.6
         ----------------------------- ---------------- ---------------- ----------------- ----------------
                   1999                     168.5             1.3             4.153             (0.2)
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

Risks Related to Investment in Emerging Technology Companies

         Dependence on Portfolio Companies

         Economic, governmental, industry and internal company factors outside our control affect each of our technology portfolio companies. If our technology portfolio companies do not succeed, the value of our assets could decline. The material risks relating to our portfolio companies include:


    o Fluctuations in the market price of the common stock of future publicly-traded portfolio companies, which are likely to affect the value of our stock;

    o Lack of the widespread commercial use of certain technologies associated with our portfolio company's products and services, which may prevent them from succeeding; and

    o Intensifying competition for the products and services that our portfolio companies offer, which could lead to the failure of some of our portfolio companies.


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

RESULTS OF OPERATIONS



                          CONSOLIDATED INCOME STATEMENT DATA (in Thousand Except Per Share Amount)

                                                                            Year ended December 31,
                                                               --------------------------------------------------
                                                                    1999              1998             1997
                                                               ---------------   ---------------   --------------
                                                                                 U.S. Dollars
                                                               --------------------------------------------------
                                                                     (In thousands, except per share data)

Revenues from sales                                              $  7,041         $   6,073          $ 11,731
Cost of sales                                                       5,533             5,065             8,289
                                                               ---------------   ---------------   --------------

Gross profit                                                        1,508             1,008             3,442
                                                               ---------------   ---------------   --------------

Research and development costs, net                                   845               779             1,341
Selling and marketing expenses                                        426               402               422
General and administrative expenses                                 1,452             1,631             2,046
Write-off of goodwill                                                 - -               - -             4,944
Write-off of fixed assets                                             - -               - -               645
                                                               ---------------   ---------------   --------------

                                                                    2,723             2,812             9,398
                                                               ---------------   ---------------   --------------

Operating loss                                                     (1,215)           (1,804)           (5,956)
Financial expenses, net                                               322               503               539
Other income (expenses), net                                        2,234                (9)              277
                                                               ---------------   ---------------    -------------


Income (loss) before taxes on income                                  697            (2,316)           (6,218)
Taxes on income                                                       - -                27                50
                                                               ---------------   ---------------   --------------

Income (loss) before equity in losses of affiliate                    697            (2,343)           (6,268)
Equity in losses of affiliate                                       2,563             1,777               949
                                                               ---------------   ---------------   --------------

Loss from continuing operations                                    (1,866)           (4,120)           (7,217)
Income (loss) from discontinued operations                            - -             1,054               (62)
Capital gain from early redemption of convertible
debentures                                                            - -               - -               219
Capital gain from purchase of a loan                                  - -               - -               389
                                                               ---------------   ---------------   --------------

Loss for the year                                                $ (1,866)         $ (3,066)         $ (6,671)
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

         General And Administrative Expenses General and administrative expenses in 1999 amounted to $1.45 million compared with $1.63 million in 1998 and $2.05 million in 1997. The decrease in expense in 1999 as compared to 1998 was due to increased efficiency and reduced expenses due to cost-saving measures. The decrease in expense in 1998 as compared to 1997 resulted from a reduction in the workforce and the implementation of certain cost-saving measures.

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

  (b)            EXHIBITS*

           2.1   Share Purchase Agreement between Terayon Communications Inc., Telegate Ltd., Aryt
                 Industries and others, and Amendment No.1


           2.2   7 Haplada St., Or Yehoda Lease Agreements

           2.3   Summary of 7 Haplada St., Or Yehuda Lease Agreements

           2.4   Sderot Lease Agreements

           2.5   Summary of Sderot Lease Agreement

           2.6   Series 7 Warrant dated April 11, 1999

           2.7   Series 8 Warrant dated April 11, 1999

           2.8   Series 9 Warrant dated March 2, 2000




---------------

*   Exhibit index is at page 128.

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




Tel-Aviv, Israel                           KOST FORER & GABBAY
March 30, 2000                   A Member of Ernst & Young International



                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
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



                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------



                                                                                                     December 31,
                                                                                         -------------------------------------
                                                                                              1999                 1998
                                                                                         ----------------     ----------------
                                                                             Note                    U.S. dollars
                                                                           ---------     -------------------------------------
                                                                                                    (In thousands)

  LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Credit from banks and others                                                11,15            $  4,359            $     682
Trade payables                                                               12                   819                  828
Other accounts payable and accrued expenses                                  13                 2,364                1,989
Customer advances                                                            14                   298                  835
                                                                                        -----------------    -----------------

                                                                                                7,840                4,334
                                                                                        -----------------    -----------------
LONG-TERM LIABILITIES:
Convertible debentures                                                       15                 2,122                4,047
Other long-term liabilities                                                  16b                    -                3,072
Accrued severance pay                                                        17                   368                  388
                                                                                        -----------------    -----------------

                                                                                                2,490                7,507
                                                                                        -----------------    -----------------

CONTINGENT LIABILITIES AND COMMITMENTS                                       19

COMMITMENTS TO BE CONVERTED INTO SHARES                                      26a                    -                1,021
                                                                                        -----------------    -----------------

SHAREHOLDERS' DEFICIENCY:                                                    20
Share capital                                                                                  11,157                8,624
Additional paid-in capital                                                                     11,693               11,728
Accumulated deficit                                                                           (23,849)             (21,983)
                                                                                        -----------------    -----------------

                                                                                                 (999)              (1,631)
                                                                                        -----------------    -----------------

                                                                                            $   9,331            $  11,231
                                                                                        =================    =================




The accompanying notes are an integral part of the consolidated financial statements.





        March 30, 2000
----------------------------       ----------------------------   ----------------------------    ---------------------------
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




                                                                                               ARYT INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              1999              1998              1997
                                                                          --------------    --------------    --------------
                                                               Note                         U.S. dollars
                                                             ---------    --------------------------------------------------
                                                                                (In thousands, except per share data)
Revenues from sales                                            24a          $  7,041         $   6,073          $ 11,731
Cost of sales                                                  23a             5,533             5,065             8,289
                                                                          --------------    --------------    --------------

Gross profit                                                                   1,508             1,008             3,442
                                                                          --------------    --------------    --------------

Research and development costs, net                            23b               845               779             1,341
Selling and marketing expenses                                 23c               426               402               422
General and administrative expenses                            23d             1,452             1,631             2,046
Write-off of goodwill                                                              -                 -             4,944
Write-off of fixed assets                                                          -                 -               645
                                                                          --------------    --------------    --------------

                                                                               2,723             2,812             9,398
                                                                          --------------    --------------    --------------

Operating loss                                                                (1,215)           (1,804)           (5,956)
Financial expenses, net                                        23e               322               503               539
Other income (expenses), net                                   23f             2,234                (9)              277
                                                                          --------------    --------------    --------------


Income (loss) before taxes on income                                             697            (2,316)           (6,218)
Taxes on income                                                18f                 -                27                50
                                                                          --------------    --------------    --------------

Income (loss) before equity in losses of affiliate                               697            (2,343)           (6,268)
Equity in losses of affiliate                                                  2,563             1,777               949
                                                                          --------------    --------------    --------------

Loss from continuing operations                                               (1,866)           (4,120)           (7,217)
Income (loss) from discontinued operations                     23g                 -             1,054               (62)
Capital gain from early redemption of convertible
  Debentures                                                                       -                 -               219
Capital gain from purchase of a loan                                               -                 -               389
                                                                          --------------    --------------    --------------

Loss for the year                                                           $ (1,866)         $ (3,066)        $  (6,671)
                                                                          ==============    ==============    ==============

Earnings (loss) per NIS 1 nominal value of Ordinary shares (in dollars):

Basic earnings (loss) per share:

Loss from continuing operations                                 25          $   (0.05)        $   (0.15)       $    (0.27)
                                                                          ==============    ==============    ==============

Earnings (loss) from discontinued operations                              $        -          $    0.04        $     0.02
                                                                          ==============    ==============    ==============

Loss for the year                                                           $   (0.05)        $   (0.11)       $    (0.25)
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

                  Increase (decrease) in taxes resulting
                    from permanent differences - the tax
                    effect:

                  Tax benefit resulting from reduction in tax
                    rates for "approved enterprise"                            338               141                59
                  Tax adjustments in respect of inflation in
                  Israel and others                                             60                40                22
                  Tax-exempt income                                           (928)                -                 -
                  Non-deductible expenses                                       21                33               104
                  Utilization of carryforward tax losses for
                    which deferred taxes were not recorded in
                    the past                                                  (350)                -                 -
                  Losses for tax purposes for which deferred
                    taxes were not recorded                                    609               647             1,885
                                                                        --------------    --------------    --------------

                  Taxes on income                                         $      -         $      27         $      50
                                                                        ==============    ==============    ==============

                  Effective tax rate                                             -              1.2%              0.9%
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

                                    c)      As of December 31, 1999 and 1998,
                                            the Company has a remaining
                                            contingent obligation for
                                            royalties as described in a) and
                                            b) above of $ 2,436 thousand and
                                            $2,888 thousand, respectively.


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
                                                   ============    =============    =============   =============    =============

(Table Continued)



                                             1998
                                             -------------------------------------------------
                                               In or
                                              linked to
                                               foreign
                                              currency**)       Unlinked           Total
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
                                                                        ==============    ==============    ==============

                         Basic and diluted earnings
                          (losses) per Ordinary share:
                          From continuing operations:

                         As reported according to
                          Israeli GAAP                                     $  (0.05)      $  (0.15)         $  (0.27)
                                                                         ==============    ==============    ==============
                         As per U.S. GAAP                                  $  (0.07)      $  (0.14)         $  (0.28)
                                                                         ==============    ==============    ==============

                         From discontinued operations:

                         As reported according to
                          Israeli GAAP                                     $     -        $     0.04        $    0.02
                                                                         ==============    ==============    ==============
                         As per U.S. GAAP                                  $     -        $     0.04         $  (0.002)
                                                                         ==============    ==============    ==============

                         Basic and diluted loss per Ordinary shares:

                         As reported according to
                          Israeli GAAP                                    $    0.05      $    (0.11)        $  (0.25)
                                                                         =============     ==============    ==============

                        As per U.S. GAAP                                  $    0.07      $     (0.1)        $  (0.27)
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
                                               ---------------------------------------------------------------------------

                                                                            As per                                As per
                                                   As                        U.S.          As                      U.S.
                                                reported    Adjustment       GAAP       reported   Adjustment      GAAP
                                               ----------   ----------    -----------   --------   ----------    ---------
                                                                              U.S. dollars
                                               ---------------------------------------------------------------------------
                                                                             (In thousands)

                 Investment in affiliate            680        1,041            (361)     2,254      (1,339)            915
                 Severance pay fund                   -          488             488          -         428             428
                 Deferred charges, net               51           (7)             44        153         (14)            139
                 Total assets                     9,331         (560)          8,771     11,231        (911)         10,320
                 Deferred taxes on income             -           56              56          -         274             274
                 Convertible debentures           2,122         (148)          1,974      4,047         853           4,900
                 Commitments to be
                   converted into share               -            -               -      1,021      (1,021)              -
                 Accrued severance pay, net         368          488             856        388         428             816
                 Total liabilities               10,330          396          10,726     11,841         534          12,375
                 Additional paid-in              11,693          190          11,883     11,728         431          12,159
                   capital
                 Accumulated deficit            (23,849)      (1,140)        (24,989)   (21,983)     (1,328)        (23,311)
                 Shareholders' equity              (999)      (1,330)         (2,329)    (1,631)       (897)         (2,528)
    >


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

-------------------------------------------------------------------------------------------------------------------



                                               - - - - - - - - - - -

[LOGO OMITTED]          o  Kost Forer & Gabbay      o  Phone: 972-3-6232525
ERNST & YOUNG              2 Kremenetski St.           Fax:   972-3-5622555
                           Tel-Aviv 67899, Israel





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





Tel-Aviv, Israel                                KOST FORER & GABBAY
March 30, 2000                       A Member of Ernst & Young International


BALANCE SHEETS                                                                                       TELEGATE LTD.
-------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands, except share data
-------------------------------------------------------------------------------------------------------------------


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


                  b. On January 2, 2000 the Company's shareholders signed a share purchase agreement with Terayon Communication Systems, Inc. ("Terayon") pursuant to which Terayon will acquire all of their shares and related warrants in the Company in consideration of 2,200,000 shares of Terayon plus cash equal to the Company's net cash as of the closing date less $2,000.


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