Form 20-F
period 2000-12-31
ARYT INDUSTRIES LTD
filed 2001-07-03
CIK 785938

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

         [ ] Registration statement pursuant to Section 12 (b) or 12 (g) of the
             Securities Exchange Act of 1934

         or

         [X] Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

         or

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

            7 Haplada Street, P.O. Box 696, Or Yehuda 60256 ISRAEL
                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
                                                            registered

           N/A                                                  N/A

         Securities registered or to be registered pursuant to Sections 12(g) of the Act:

         Ordinary Shares, par value 1.00 New Israeli Shekels per share
                               (Title of Class)

         Securities for which there is a reporting obligation pursuant to
         Section 15(d) of the Act:

                                     None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   Ordinary Shares, par value 1.00 New Israeli Shekels per share: 47,640,031
   -------------------------------------------------------------------------

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

         Item 17 [X] Item 18 [_]

         (applicable only to issuers involved in BANKRUPTCY proceedings during the past five years)

         Indicate by check mark whether the registrant has filed all documents reports required to be filed by section 12,13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Yes [  ]   No [  ]

                 (Remainder of page intentionally left blank)

          [References in this Annual Report to NIS or Shekels are to New Israeli Shekels and references to U.S. dollars, dollars, U.S.$ or $ are to United States dollars. Unless the context requires otherwise, "Aryt", "us", "we" and "our" refer to Aryt Industries, Ltd. and its subsidiaries.]

                                    PART I

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.


                 (Remainder of page intentionally left blank)

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.


                 (Remainder of page intentionally left blank)

Item 3.        KEY INFORMATION

         A.           SELECTED FINANCIAL DATA

         We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements and notes thereto set forth in Item 17 of this annual report. We have derived the selected consolidated statement of operations data presented below for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). The data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements, related notes and other financial information included elsewhere herein. For all fiscal periods for which financial data are set forth below, Israeli GAAP and U.S. GAAP as applied to the Company differ in certain respects as explained in
Note 30 of Notes to the Company's Consolidated Financial Statements. The consolidated financial statements have been prepared on the historical cost basis in United States dollars (See Note 2 of Notes to the Company's Consolidated Financial Statements). The amounts presented below are not intended to represent the value of assets, liabilities, costs or income at any date, but only their historic values. We do not believe that period to period comparisons of our operating results are necessarily meaningful nor should they be relied upon as indicators of our future performance, particularly in light of the substantial change in the nature of Aryt's operations over the period presented below.


        INCOME STATEMENT DATA (in Thousand Except Per Share Amount)(1)

--------------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31
--------------------------------------------------------------------------------------------------------------------
                                                      2000         1999          1998         1997         1996
                                                      US$          US$           US$          US$          US$
--------------------------------------------------------------------------------------------------------------------
Revenues from Sales and Services                      7,681        7,041        6,073        11,731       13,164
--------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                               (1,729)      (1,215)      (1,804)      (5,956)      (1,059)
--------------------------------------------------------------------------------------------------------------------
Other Income (Expenses), net (2)                      11,884       2,234        (9)          277          3
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations              24,575       (1,866)      (4,120)      (7,217)      (1,230)
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from Discontinued Operations            - -          - -          1,054        (62)         287
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss) for The Year                        24,575       (1,866)      (3,066)      (6,671)      (1,090)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS PER SHARE
Basic Earnings (Loss) per Share:
--------------------------------------------------------------------------------------------------------------------
From Continuing Operations                            0.57         (0.05)       (0.15)       (0.27)       (0.20)
--------------------------------------------------------------------------------------------------------------------
From Discontinued Operations                          - -          - -          0.04         0.02         0.04
--------------------------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                       0.57         (0.05)       (0.11)       (0.25)       (0.16)
--------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE:
From continuing operations                            0.51         (0..05)      (0.15)       (0.27)       (0.20)
--------------------------------------------------------------------------------------------------------------------
From discontinued operations                          --           --           0.04         0.02         0.04
--------------------------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per share                     0.51         (0.05)       (0.11)       (0.25)       (0.16)
--------------------------------------------------------------------------------------------------------------------
Weighted average number of Ordinary Shares used in    43,000,000   33,572,000   27,514,318   26,859,318   6,946,000
computation of earnings (loss) per Ordinary Share
basic
--------------------------------------------------------------------------------------------------------------------
Weighted average number of Ordinary Shares used in    48,872,000   33,572,000   27,514,318   26,859,318   6,945,643
computation of earnings (loss) per Ordinary Share
basic (fully diluted)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
CASH DIVIDEND PER SHARE                               - -          - -          - -          - -          - -
--------------------------------------------------------------------------------------------------------------------


                     BALANCE SHEET DATA (in Thousands)(1)
                                                                             December 31
                                                      ----------------------------------------------------------
                                                           2000        1999        1998       1997       1996
                                                            US$         US$         US$        US$        US$
                                                            ---         ---         ---        ---        ---
                                                      ----------------------------------------------------------
Working Capital                                            21,574       (417)       2,366       3,233      1,178
Total Assets                                               35,274       9,331      11,231      11,752     21,447
Long-Term Liabilities(2)                                    5,485       2,490       7,507       4,580     11,626
Commitment to be converted into shares                        - -         - -       1,021       2,485        134
Shareholders' Equity (Deficiency)                          24,224       (999)     (1,631)         992        569



(1)  This chart is only a summary.
(2) Including gain from sale of, and reduction in the holdings of, affiliated companies, the amortization of good-will and depreciation of fixed assets and capital gain from the sale of and reduction in the holdings of affiliated companies. See Note 25 of the Notes to the Company's Consolidated Financial Statements. In previous filings the figures for 1996 and 1997 included financial expenses.
(3)  Including convertible bond


   The effect of the material differences between Israeli GAAP and U.S. GAAP on the above-mentioned items is as follows:

        INCOME STATEMENT DATA (in Thousand Except Per Share Amount)(1)

---------------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31
---------------------------------------------------------------------------------------------------------------------
                                                      2000         1999          1998         1997         1996
                                                      US$          US$           US$          US$          US$
---------------------------------------------------------------------------------------------------------------------

Revenues from Sales and Services                      7,681        7,041        6,073        11,731       13,164
---------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                               (1,729)      (1,215)      (1,804)      (5,956)      (1,059)
---------------------------------------------------------------------------------------------------------------------
Other Income (Expenses), net (2)                      12,925       2,234        (9)          277          3
---------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations              25,511       (1,948)      (3,762)      (7,191)      (1,903)
---------------------------------------------------------------------------------------------------------------------
Income (Loss) from Discontinued Operations            - -          - -          1,054        (62)         287
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss) for The Year                        25,511       (1,948)      (2,708)      (7,253)      (1,616)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(LOSS) EARNINGS PER SHARE
Basic Earnings (Loss) per Share:
---------------------------------------------------------------------------------------------------------------------
From Continuing Operations                            0.64         (0.07)       (0.14)       (0.28)       (0.27)
---------------------------------------------------------------------------------------------------------------------
From Discontinued Operations                          - -          - -          0.04         0.02         0.03
---------------------------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                       0.64         (0.07)       (0.10)       (0.26)       (0.24)
---------------------------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share
---------------------------------------------------------------------------------------------------------------------
From continuing operations                            0.58         (0..07)      (0.14)       (0.28)       (0.27)
---------------------------------------------------------------------------------------------------------------------
From discontinued operations                          --           --           0.04         0.02         0.03
---------------------------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per share                     0.58         (0.07)       (0.10)       (0.26)       (0.24)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
CASH DIVIDEND PER SHARE                               - -          - -          - -          - -          - -
---------------------------------------------------------------------------------------------------------------------


(1) This chart is only a summary.
(2) Including gain from sale of, and reduction in the holdings of, affiliated companies, the amortization of good-will and depreciation of fixed assets and capital gain from the sale of and reduction in the holdings of affiliated companies. See Note 25 of the Notes to the Company's
    Consolidated Financial Statements. In previous filings the figures for
    1996 and 1997 included financial expenses.
(3) Including convertible bond
----------------------------------------------------------------------------------------------------------------------



EXCHANGE RATE HISTORY

         The following table sets forth, for the period indicated, the end, high, low and average exchange rate between the NIS and the United States dollar, as announced by the Bank of Israel:

----------------------------------------------------------------------------------------------------------------
       Year ended               Closing                 Average                 High                   Low
      December 31
----------------------------------------------------------------------------------------------------------------
          1996                    3.25                    3.20                  3.30                  3.08
----------------------------------------------------------------------------------------------------------------
          1997                    3.54                    3.45                  3.56                  3.24
----------------------------------------------------------------------------------------------------------------
          1998                    4.16                    3.80                  4.37                  3.54
----------------------------------------------------------------------------------------------------------------
          1999                    4.15                    4.14                  4.29                  4.02
----------------------------------------------------------------------------------------------------------------
          2000                   4.041                   4.0775                 4.198                 3.967
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------
    Six Most Recent               High                    Low
    Calendar Months
----------------------------------------------------------------------
     December 2000               4.103                    4.05
----------------------------------------------------------------------
      January 2001               4.153                   4.041
----------------------------------------------------------------------
     February 2001               4.143                    4.10
----------------------------------------------------------------------
       March 2001                4.217                   4.115
----------------------------------------------------------------------
       April 2001                4.226                   4.139
----------------------------------------------------------------------
        May 2001                 4.152                   4.122
----------------------------------------------------------------------


The exchange rate between the NIS and the United States dollar, as announced by the Bank of Israel, as of June 15, 2001 was 4.176.


     B.     CAPITALIZATION AND INDEBTEDNESS

              Not applicable.

     C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

              Not applicable.

                 (Remainder of page intentionally left blank)

     D.     RISK FACTORS


YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS ANNUAL STATEMENT.


Risks Associated with Aryt.

         Our Current and Anticipated Operating Losses.

         We have a history of operating losses. Although we reported net income for the year ended December 31, 2000, of $24.6 million, we incurred an operating loss of $1.7 million for the year ended December 31, 2000 and operating losses of $1.2 million and $1.8 million for the years ended December 31, 1999 and 1998, respectively. There can be no assurance that we will be successful in attaining operating profitability. If we fail to attain and maintain operating profitability, our financial prospects could be materially adversely affected.

         Our Backlog of Orders may be Cancelled At Will by Our Customers.

         Substantially all of the equipment orders received by our military division contain termination for convenience clauses which allow the customer to terminate the agreement at will. Generally, in the event of termination at will the customer is required to pay accrued costs plus a limited markup. Therefore, if customers were to exercise their rights of termination at will, our results of operations and financial position may be materially adversely affected.

         Potential Fluctuations in Our Results.

         We expect that our quarterly and annual operating results will fluctuate significantly due to many factors, a number of which are discussed in these "Risk Factors." Many of these factors are beyond our control. We do not believe that period-to-period comparisons of our operating results are necessarily meaningful nor should they be relied upon as indicators of our future performance. Additionally, if our operating results in one or more quarters do not meet the investors' expectations, the price of our ordinary shares could be materially adversely affected.

         Risks Associated with Expansion and Anticipated Growth.

         We intend to grow through the investment in, acquisition of, or merger or strategic alliance with additional companies in each of the military defense, technology and medical divisions. This growth may place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. Many of our senior management have only recently joined us. These individuals have not previously worked together and are in the process of becoming integrated as a management team. Our ability to manage our anticipated future growth will depend on our:

     o   ability to evaluate new markets;

     o   monitor operations; and

     o   control costs.

         We cannot assure you that we will be able to effectively or successfully manage our growth.

         Risks Related to Holding Company Structure.

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

         Dependence upon Key Personnel.

         Our success is dependent, in part, upon our (or our subsidiaries') management or technological personnel. The loss of the services of certain of our (or any subsidiary's) senior management or technological team could have a material adverse effect on our business. We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. Such employees are in great demand and are often subject to offers for competitive employment. There can be no assurance that we can retain our key managerial employees or that we can attract, integrate or retain such employees in the future.

         Controlling Shareholders.

         Two of our shareholders control, in the aggregate, approximately 38.7% of our outstanding capital stock (42.50% of the voting power), not including approximately 10.77% of our outstanding stock which is held by our subsidiary Amcoram and which hold no voting rights under applicable laws. Such shareholders may be able to control the election of substantially all of our directors and the results of other shareholder votes. The exercise of the voting power by such shareholders may present conflicts of interest between them and the other owners of our capital shares. This concentration of ownership in two shareholders may have the effect of delaying, deferring or preventing a change in control of Aryt, a transaction that might otherwise be beneficial to shareholders.

         Absence of Dividends.

         Since 1993, we have not paid dividends on our Ordinary Shares and do not anticipate paying any such dividends in the foreseeable future. In addition, our Series 3 Convertible Debentures ("Series 3 Debentures") contain certain restrictions on our ability to declare and pay dividends on our Ordinary Shares.

         Devaluation and Currency Risks.

         A material portion of our revenues and expenses are and will be denominated in non-U.S. currencies. In addition, in the future, we may acquire interests in entities that operate in countries where the expatriation or conversion of currency is restricted. We occasionally hedge against foreign currency exchange translation risks and may in the future undertake such hedging against specific foreign currency transaction risks. Because of our constantly changing currency exposure we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

Risks Associated With Our Military Defense Industry Business.

         Risks of Reductions or Changes in Military Expenditures.

         Our primary military defense customer is the Israeli Defense Forces through the Israeli Ministry of Defense, which represented approximately 68.4%, 47.6%, and 44.4% of our sales for each of the years ended December 31, 2000, 1999, and 1998, respectively. It is not possible for us to predict future levels of defense spending and declines in Israeli military expenditures could materially adversely affect us and the results of our operations. In addition, Israel receives material amounts of aid and loans from the United States. As a condition to such aid, Israel is required to use a substantial portion of such funds to purchase products manufactured in the United States. As a result, in recent years, the Israeli military has reduced the scope and amount of its military purchases in Israel. This reduction has had, and is likely to continue to have, a negative effect on our business and results of operations, possibly materially. The impact of possible further declines in the level of Israeli defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, or cost reductions. The loss or significant curtailment of a material purchase program in which we participate could materially adversely affect our future results of operations and financial condition. In view of the uncertainty regarding the size, content and priorities of the annual Israeli military procurement schedule, our historical financial performance may not be indicative of future performance.

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

         Licensing Requirements.

         Licenses are required from U.S. Government agencies for export from the United States of many of the parts incorporated in our products. In addition, both Israeli and United States regulations restrict the export of our products outside of Israel without the receipt of certain consents and approvals. Although to date we have not experienced any material problem in receiving the required import and export approval from the relevant governmental authorities, there can be no assurance that we will continue to be able to receive such approvals in a timely manner or at all. In the event we are unable to receive such approvals, our military defense business and results from operations would be adversely effected, possibly materially.

         Competitive Bidding.

         We obtain substantially all of our military contracts through either competitive bidding or sole-sourced procurement. Contracts, from which we have derived and expect to derive a significant portion of our sales, were or will be obtained through competitive bidding in which, in many instances, numerous bidders participated or will participate. There can be no assurance that we will continue to be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. Additionally, inherent in the procurement process is the risk that if a bid is submitted and a contract is subsequently awarded, actual performance costs may exceed the projected costs upon which the submitted bid or contract price was based. To the extent that actual costs exceed the projected costs on which bids or contract prices were based, our profitability could be materially adversely affected.

         Certain Other Risks.

         We, like many defense businesses, are subject to risks associated with uncertain cost factors related to scarce technological skills and components, the frequent need to bid on programs in advance of design completion (which may result in unforeseen technological difficulties and/or cost overruns), rapid obsolescence and the potential need for design improvement. Failure to adequately address such risks may adversely affect our results of operations and financial position.

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

         Supply of Key Raw Materials and Parts.

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

Risks Related to Investment in Companies in the Technology and Medical
Divisions.

         Dependence on Portfolio Companies.

         Economic, governmental, industry and internal company factors outside our control affect each of our technology and medical division portfolio companies. If our technology and medical portfolio companies do not succeed, the value of our assets could decline. The material risks relating to our portfolio companies include:

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

         Rapid Growth of Portfolio Companies.

         Our portfolio companies have grown, and we expect them to continue to grow rapidly by adding new products and services and hiring new employees. This growth is likely to place significant strain on the portfolio companies' resources and on the resources we have to allocate to assist our portfolio companies.

         Uncertainty of Investor Interest in the High Technology and Medical Industry.

         All of our medical and technology division portfolio companies are involved in divisions of the technology industry. Therefore, our success depends on the ability of our portfolio companies and prospective portfolio companies to raise capital and grow their businesses. The recent deterioration of the economy and economic uncertainty in the technology and technology related markets has resulted in a curtailment of capital investment by many investors and industry participants beginning late in 2000. Many new and small emerging growth companies failed and existing companies have been pushing to increase efficiency and reduce expenditure rates. As a result, there may be a decline in investments and capital expenditures and such companies may not be able to raise funds. If this occurs, such companies could be materially adversely affected.


         Competition.

         We face competition for investment opportunities from providers of investment banking services for seed stage companies, seed stage venture capital funds, private incubators, angel investor clubs and large corporations. Many of these competitors have greater financial resources and brand name recognition than we have. These competitors may limit our opportunity to secure new portfolio companies. If we cannot secure new attractive companies, our strategy to build a portfolio of medical and technology companies may not succeed.

         Internet Valuations.

         Certain of our portfolio companies are or may be dependent on the market for Internet-related technologies and services. Recently, the market for Internet-related companies has weakened significantly. If such weakness continues for an extended period of time, the ability of such portfolio companies to grow and access the capital markets will be impaired and their valuation may be materially diminished.

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

         Protection of Proprietary Rights.

         Our current and possibly future portfolio companies are inventing new ways of doing business. In support of this innovation, they will develop proprietary techniques, trademarks, processes and software. Although we anticipate that reasonable efforts will be taken to protect the rights to this intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these young companies and the demands of quick delivery of products and services to market, create risk that their efforts will prove inadequate. Further, the nature of Internet business demands that considerable detail about their innovative processes and techniques be exposed to competitors, because the information must be presented on the web sites in order to attract clients. Some of our portfolio companies also license content from third parties. It is possible that we and our portfolio companies could become subject to infringement actions based upon the content licensed from third parties or based upon content they themselves invent or develop. We anticipate that our portfolio companies will generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect them. Any claims against us or our current or future portfolio companies concerning proprietary rights, with or without merit, could subject us and our portfolio companies to costly litigation and the diversion of their technical and management personnel. If we or our portfolio companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by us and our portfolio companies will increase and their profits, if any, will decrease. In addition, the inability of Aryt or its portfolio companies to secure licenses or other rights which are necessary to their business could materially and adversely affect such business.

         Need to Upgrade Systems to Meet Increased Demand.

         Capacity limits on some of our current and future portfolio companies' technology, transaction processing systems, network hardware and software and other infrastructure may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use. As the scope of operation, of our portfolio companies increases, our portfolio companies must expand and upgrade their technology and infrastructure. Our portfolio companies may be unable to accurately project the rate of increase in the scope of their operations and the demand for their products and services. In addition, our portfolio companies may not be able to expand and upgrade their systems capabilities to accommodate increased use of their products and services. If our portfolio companies are unable to appropriately upgrade their systems and network hardware and software and other infrastructure, the operations of our portfolio companies may be disrupted.


         Security Concerns.

         We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If our portfolio companies that depend on such transactions do not add sufficient security features to their future product releases, our portfolio companies' products may not gain market acceptance or risk claims for damages resulting from such breaches of confidentiality. Despite measures which some of our current or future portfolio companies have taken or may take, they are potentially vulnerable to physical or electronic break-ins, viruses or similar problems. A person who circumvents their security measures could misappropriate proprietary information or cause an interruption in the operations of such company. Security breaches that result in access to confidential information could damage the reputation of such company and expose it to a risk of loss or liability.

         Rapid Technological Changes.

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

Medical Device Division Risks.

         Our Investee Companies May Not be Able to Obtain and Maintain Necessary Regulatory Approvals

         Our investee companies may be unable to obtain, and comply with, applicable regulatory approvals. The development, manufacture, testing and marketing of many of the products and services of our medical division portfolio companies may be subject to extensive regulation by numerous authorities in the U.S. and other countries. Products that are going to be used on humans generally require extensive testing to satisfy applicable regulations that they are safe for use. Many regulatory bodies, including the United States Food and Drug Administration ("FDA"), have increased their scrutiny and regulation and therefore no assurance can be given that the governing regulatory authorities will act favorably or quickly review any application of a portfolio company or otherwise find any submission of a portfolio company to be adequate.

         Furthermore, approval by regulatory authorities in many countries must be obtained prior to commencing the marketing of health care, drug products and medical devices in such countries. The approval process varies from country to country, and approval in one country does not ensure approval in other countries. Delays in obtaining regulatory approvals may adversely affect the development, testing and marketing of a portfolio company's products and their ability to generate revenues from the sale or licensing of such products. There can be no assurance that regulatory approvals will be obtained by a portfolio company in the U.S. or any other country to sell its products for such purposes.

         Manufacturers of healthcare, drug and medical device products may be required to satisfy applicable other regulations from regulatory authorities, including the FDA. Their manufacturing facilities and processes must adhere to the such agencies' Good Manufacturing Practices ("GMP") regulations and engage in extensive record keeping and reporting. Even if regulatory approval for a product is granted, the facilities in which the product is manufactured will generally be subject to periodic review and inspections by applicable regulatory authorities for compliance with GMP or other regulatory standards. Compliance with such regulations requires substantial time and attention, and is costly. In addition, certain countries have specific registration requirements for manufacturing facilities.

         Product Liability Exposure.

          Healthcare, drug product and medical device companies face an inherent business risk of financial exposure to product liability claims in the event that the use of their products results in personal injury. The products of one or more of our medical division portfolio companies are designed to comply with applicable safety standards, but it is possible that the use of one or more of these products could adversely affect a patient's health, or even cause death. Furthermore, in the event that any of our companies' products prove to be defective, the company may be required to recall and redesign such products. Although our portfolio companies to date have not experienced any material losses due to product liability claims, there can be no assurance that they will not experience any such losses in the future. Our portfolio companies currently maintain product liability insurance in form and amount as are common in such industries. However, there is no assurance such coverage will continue to be available on terms acceptable to the company or that such coverage will be adequate for liabilities actually incurred. In the event a portfolio company is found liable for damages in excess of the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against such company, such company's business, financial condition and results of operations could be materially and adversely affected.

         No Assurance that our Products will be Accepted by the Medical Community or Achieve General Market Acceptance.

          There can be no assurance that our medical division portfolio companies' products will achieve acceptance or continue to receive acceptance by the medical community and the consumer market, in general. The degree of market acceptance for such companies' products and services will depend on a number of factors including the receipt and timing of applicable regulatory approvals and the establishment and demonstration in the medical community and among health care payers of clinical safety, efficacy, and cost effectiveness. Certain of the medical conditions that can be treated or diagnosed by our portfolio company's products and devices can also be treated or diagnosed by other companies' medical products and devices. Decisions amongst competing products will primarily be influenced by members of the medical community, who will have the option of recommending other kinds of treatments or procedures and may not choose our companies' products. Long term market acceptance of our portfolio companies' products and services will depend, in part, on the capabilities, operating features and price of such companies' products and services as compared to those of other available products and services. Failure of the companies' products and services to gain market acceptance would have a material adverse effect on the companies' business.


Major Developments in the Political or Economic Conditions in Israel Could Cause Our Business To Suffer.

         Our Facilities and Resources are Located in Israel.

         We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as our executive offices are located in Israel and many of our portfolio companies have material facilities in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, hostility has existed between Israel and the Arab countries in the region, varying from time to time in intensity and degree. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us.

         The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Israelis and Palestinians. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and other policies may seriously harm our operating results or the expansion of our business. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians and the recent change in the political situation as a result of the election of Ariel Sharon as Israel's new prime minister. Some of our senior officers and key employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Fulfillment of these obligations may deprive us of key employees for extended periods of time.

         Inflation in Israel and devaluation of the NIS could have an impact on our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, if inflation rates in Israel were to increase materially and hurt Israel's economy as a whole, our operations and financial condition could suffer.

         Israel has an unfavorable balance of payments, due principally to defense expenditures, immigrant absorption, providing a minimum standard of living for its citizens, and maintaining a minimum level of net foreign reserves. Most of the deficit is covered by unilateral transfers, mainly from the U.S. Government and the private sector, and the balance through long-term loans. The increase in foreign investments, along with receiving loan guarantees from the U.S. Government, which lowers the cost of financing the deficit, means that the Israel economy should be able to finance the current account deficit. However, should there be a material reduction in such foreign assistance, Israel's ability to finance its deficit could be materially adversely affected.

         Any Future Profitability May Be Diminished if Tax Benefits from the State of Israel Are Reduced or Withheld.

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

         Exchange Rate Fluctuations Between the U.S. dollar and the NIS May Negatively Affect Our Earnings.

         A significant portion of our research, development and production expenses are incurred in NIS. In addition, we have outstanding loans denominated in and dependent on NIS and U.S. dollars. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS.

                 (Remainder of page intentionally left blank)

Item 4.       INFORMATION ON THE COMPANY

         A.       History and Development of the Company

         We were incorporated under the laws of the State of Israel in 1979 under the name "Ranly Investments Limited" and commenced our operations in 1981. We changed our name three times and adopted our current name Aryt Industries, Ltd. in July 1992. We are a company with limited liability under the laws of the State of Israel. Our principal offices are located at 7 Haplada Street, Or Yehuda, 60218, Israel and our phone number is 03-538-8666.

         Since January 2000, we have been actively seeking investment opportunities in companies in the defense, technology and medical sectors. We actively involved in leveraging our business, developing products and marketing our experience to assist such companies in achieving their growth potential and accelerating their growth in value.

         Principal Investments and Divestitures Since January 1, 1998.

         As of June 27, 2001, we have invested in the following portfolio companies: Military Division - Aryt Systems Ltd.; Technology Division - Officecore.com, Ltd., Voice Diary, Ltd., Sensotech, Ltd., Sky Dart, Ltd.; and Medical Division - SygMed, Ltd. and ElscinTec, Ltd. In addition, our subsidiary, Amcoram, Ltd. (part of our military division) acquired 51% of the shares of C.T.S. (Combat Training Simulation), Ltd. and all of the assets and business of Technology-Systems-Tecsys Ltd. See Item 4. "Information on the Company-Business Overview" for a complete description of our investment in each of the companies. See Items 5 and 18 for a description of capital expenditures and divestitures by the Company for the past three fiscal years.

         On October 17, 2000, Aryt purchased 63% of the issued and outstanding share capital of Aryt Systems, Ltd., formerly Ram-Zur Industries Ltd., ("Aryt Systems") (a public company traded on the Tel-Aviv Stock exchange) for approximately $1.95 million. In conjunction with such transaction, the former controlling shareholders of Aryt Systems purchased all of Aryt Systems' assets in exchange for their assuming all of Aryt System's liabilities of approximately $1.46 million. Since October 2000, when Aryt completed its investment in Aryt Systems, the company has not conducted any business activities.

         In January 2001, Aryt adopted a resolution to sell its subsidiaries Reshef and Amcoram to Aryt Systems pursuant to a Share Exchange Agreement. After such transaction is completed, Aryt will hold approximately 89% of the issued and outstanding share capital of Aryt Systems. In addition, Aryt and Aryt Systems have entered into a Management Agreement pursuant to which Aryt will provide office and logistic services, consulting services, and certain other services in exchange for the payment of fees on a cost-plus 17% basis, but not in an excess of $80,000 plus 2.5% of the consolidated net profit of Aryt Systems, per year. The above transaction has been approved by the general meeting of the shareholders of Aryt Systems and by the Tel-Aviv Stock Exchange. The sale of Reshef and Amcoram to Aryt Systems has been completed on June 28, 2001.

         We are not aware of any public takeover offers by third parties in respect of our shares, and we have made no public takeover offers in respect of other companies' shares during fiscal years 1999 and 2000.

         Sale of Terayon Shares.

         During January, 2000, we closed the sale of all of our Telegate Ltd. ("Telegate") shares to Terayon Communication Systems ("Terayon"). In exchange of our shares in Telegate, we received 220,000 Terayon shares and approximately NIS 167,000 in cash. During the first 2 quarters of 2000, we sold approximately 200,000 of our Terayon shares for an average price of $198 per share. The remainder of our Terayon shares which were not sold are held in escrow under the terms of the Terayon transaction. We have written off such shares due to a lack of certainty concerning the receipt of such shares and the current price of Terayon shares (approximately $3-5 per share).

         As a result of the transaction with Terayon (the sale of Telegate shares to Terayon), we realized a capital gain of approximately $11.95 million. As a result of the sale of Terayon's shares we had a gross capital gain of approximately $28.00 million. These gains have been recorded in our financial statements under "Other Income (Net)" and "Financial Expenses (Income) Net", respectively.


         B.       BUSINESS OVERVIEW

         Aryt Industries, Ltd. is an Israeli holding company and since January 2000, we have been actively seeking investment opportunities in the technology, medical and defense sectors. We are seeking emerging companies which we believe have strong potential for growth. As of June 15, 2001, our subsidiaries and affiliates were divided into three business divisions: the defense division, technology division and medical division. As of June 15, 2001 we held interests in nine companies. To date we have invested approximately $3.3 million in our medical division, $3.5 million in our defense division and $3.8 million in our technology division. We actively involved in leveraging our business, developing products and marketing our experience to assist such companies in achieving their growth potential and accelerating their growth in value.

              Below is our organizational chart as of June 28, 2001.



[OBJECT OMITTED]




* Held indirectly through an intermediary holding company, Towtown Ltd., which, in turn, holds 50% of ElscinTec Holdings, Ltd. which in turn holds all of the share capital of ElscinTec Systems, Ltd.

** On June 28, 2001 Aryt Systems acquired all of our shares of Amcoram, Ltd. and Reshef Technologies, Ltd. pursuant to which our holdings in Aryt Systems has been increased to approximately 89%. See Military Division-Amcoram below for a description of the transaction.

Technology Division

         In January 2000, we embarked on a policy of actively seeking investment opportunities in high technology companies and as of June 28, 2001 we have invested in four technology companies, Voice Diary, Ltd. ("Voice Diary"), Sensotech, Ltd. ("Sensotech"), Officecore.com, Ltd.
("Officecore.com") and Sky Dart, Ltd. ("SkyDart"). To date, We have invested approximately $3.8 million in our technology division.

         Voice Diary Ltd.

         Voice Diary is engaged in the development, marketing and sale of a voice activated palm diary that is intended for users with sight impairment. Voice Diary commenced commercial sales during the year 2000 and had aggregate sales of approximately NIS 187,000. As described below, we currently hold 64% of the share capital of the Company.

         In January 2000, we purchased 11,652 ordinary shares of Voice Diary, representing 13% of its issued and outstanding share capital, in exchange for our providing Voice Diary with a line of credit of up to $150,000 to finance Voice Diary's manufacture of the Voice Diary product. In November 2000, we increased our investment in Voice Diary by purchasing an additional 100,000 shares for $25,000 thereby increasing our ownership in Voice Diary to 35%. In December 2000, Voice Diary issued us an additional 300,000 shares in consideration for our providing the above-mentioned credit line to Voice Diary. Accordingly, as of June 15, 2001, Aryt currently holds 64% of the share capital of Voice Diary.

              As of June 27, 2001, we have provided to Voice Diary loans in an aggregate amount of approximately $135,000 ($55,000 as of December 31, 2000), on terms and conditions we believe to be on an arms length basis. In addition, Voice Diary has received grants for research and development from the Office of the Israeli Chief Scientist pursuant to which it is obligated to pay royalties to the Chief Scientist at the rate of 3%-5% on sales proceeds from products developed under the research and development programs up to the amounts of financing, linked to the U.S. dollar.

         Voice Diary's continued viability will depend on its ability to attract additional product orders, develop a new generation of products and the willingness of Aryt to increase its investment in the company. There can be no assurance that any of the above will occur.

             Sensotech Ltd.

         Sensotech is engaged in the development, manufacture and marketing of intelligent, ultrasonic security non-contact sensors which utilize ultrasound energy for smart sensing. Sensotech safety sensors are designed for the auto industry ("ACCESSOR"), public transportation ("CLASS"), elevator ("Sensolift") and robotics and automatization products ("ROBOSENSE") markets. Sensotech is in the process of developing additional products based on core Sensotech technology. Sensotech commenced sales during 2000, with sales of approximately NIS 442,000.

         During August 2000, Sensotech set up a wholly owned subsidiary, Sensotech Automotive Ltd. ("Sensotech Automotive"), and granted a license under its technology to Sensotech Automotive, to exploit such technology in the automotive field. Sensotech Automotive intends to seek strategic partnerships within the automotive industry. During the first quarter of 2001, Sensotech Automotive entered into a joint venture agreement with a United States parts manufacturer (with approval of a large automotive corporation) to establish a production line for Sensotech products for the automotive industry.

         In September 2000, Sensotech entered into an Agreement with Vapor Corporation ("Vapor"), to sell the manufacturing rights to its "CLASS" product for public transportation (buses and trains) in North America, for a period of ten (10) years. Vapor is to pay Sensotech $770,000 for such manufacturing rights and royalties on sales of "CLASS" products by Vapor. In addition, in September 2000, Sensotech received a $260,000 product order for delivery during the course of 2001.

         In April 2000, we purchased 25% of the issued and outstanding shares of Sensotech for $1 million and also received warrants to purchase an additional approximately 12% of the share capital of Sensotech which are exercisable at an exercise price of between $1 million to $1.2 million. On December 17, 2000, we purchased an additional approximately 16.5% of the issued and outstanding shares of Sensotech from First Isratech Fund L.P., First Isratech LLC and First Isratech Norway A.S. for $1 million of which approximately $960,000 is payable within 3 years. On February 15, 2001, we exercised our warrants and purchased 2,129 Preferred B shares of Sensotech for $1 million thereby increasing our holdings to 53% percent.

         Officecore.com, Ltd.

         Officecore.com is engaged in the development of an internet based complete work environment, primarily for use by small and medium businesses. Officecore.com's products include office applications, Customer Relations Management ("CRM"), e-commerce website management, inventory management and other models. Officecore.com services may be accessed from cellular devices. Officecore.com's service is provided via the internet utilizing a central server of the service provider. Officecore.com's systems are intended to serve a flexible number of users while providing secured access and privacy. Officecore.com's strategy is to enable small business users to rent applications tailored to their needs via the internet at significant cost and human resources savings. Officecore.com intends to operate through local service providers. To date, Officecore.com has entered into a limited number of initial partnership arrangements. Officecore.com commenced sales during 2000, and had aggregate sales of NIS 40,000. However, Officecore.com generally does not yet charge for their services.

         In order to reduce Officecore.com's dependence on additional financing, Officecore.com has begun operating as a software house for various customers. Officecore.com believes that such services should provide a secure source of positive cash flow to the company.

         In May 2000, Aryt invested in Officecore.com $500,000 in exchange for 30% of Officecore.com's shares and received an option, to invest an additional $300,000 for an additional 15% interest in Officecore.com. In February 2001, Aryt exercised such option and increased its holdings from 30% to 45% of Officecore.com's issued and outstanding share capital.

         Sky Dart Ltd.

         SkyDart is a private company, with patented technology utilizing lasers with wireless activation method and receipt of a feedback. This patent provides a technological platform for various applications, including an application, in the developing stage, fitted for plaything, activated by remote control.

         SkyDart was formed in May 2001, by Aryt and certain shareholders of Combat Training Simulation, Ltd. ("CTS") to exploit and commercialize the CTS technology for non-military applications. CTS assigned all of its intellectual property to SkyDart and SkyDart entered into an agreement with CTS granting back to CTS the rights to exploit such intellectual property for all military applications. We hold 51% of the share capital of SkyDart.

         Medical DIVISION

         SygMed Ltd.

         SygMed Ltd. ("SygMed") was formed in 1990 and is engaged in the development, manufacture and marketing of medical robotic systems designed for early detection of breast cancer. SygMed's flagship product is "Robolite", a computerized stereotactic biopsy system that enables the examining physician to guide the biopsy needle to the precise location of the suspected tissue with pinpoint accuracy. The system can be installed on all types of mammography x-ray machines. SygMed's primary markets are South America, United States and Europe. Furthermore, SygMed's technology allows for its implementation in other computerized biopsy areas and robotics systems in general, including various plastic surgery applications. All of SygMed's products have received U.S. FDA approval.

         SygMed had sales of approximately $600,000 for the year ended December 31, 2000. Substantially all of such sales came from the sale of products that SygMed has since discontinued. SygMed is in the process of developing and marketing a new generation of breast cancer detection products.

         In November 2000, we entered into an agreement with SygMed to purchase 21.32% of its issued and outstanding share capital for $750,000. In addition, we were granted the option to increase our holdings in SygMed to 35% for an additional investment of $750,000. The option is for a period of 12 months from the date of closing of the transaction, and we also have the option to increase our holdings to 40% of the issued and outstanding share capital of SygMed for an additional investment of $500,000. The second option is exercisable for a period of 24 months from the date that the transaction was closed. During June 2001, we entered into an agreement with SygMed to invest an additional $300,000 for an additional approximately 10% of the share capital of SygMed after giving effect to such investment. We anticipate such transaction will close during July 2001.

         ElscinTec Systems Ltd.

         ElscinTec Systems Ltd. ("ElscinTec") was formed in 1993 and is a private company that is engaged in the development, manufacture and marketing of mammography systems for the detection and diagnosis of breast cancer for the international marketplace. ElscinTec's products are a known brand name in the mammography field. ElscinTec's products have been granted "FDA" and European CE approvals. As of May 31, 2001, ElscinTec has installed approximately 550 mammography units worldwide. We currently own 50% of ElscinTec.

         In January 2001, we acquired all of the issued and outstanding share capital of Towton Ltd., a holding company, organized under the laws of the Isle of Man, which owns 50% of the issued and outstanding share capital of ElscinTec Holdings Ltd., an entity organized under the laws of Israel, which in turn holds all of the share capital of ElscinTec, for $1.25 million. In addition, we agreed to provide ElscinTec with guarantees in the amount of $
1.25 million for a period of three years.

         MILITARY DIVISION

         Reshef Technologies Ltd.

         General.

         Reshef Technologies Ltd. ("Reshef") was incorporated in 1984, under the laws of the State of Israel, as Reshef Ammunition Ltd. Reshef changed its name to Reshef Technologies, Ltd. in 1988. Reshef is engaged in the development, manufacture, marketing and sales of electronic fuzes for military applications.

         Prior to March 21, 2001, Reshef was a wholly owned subsidiary of the Company (99.9%). On March 21, 2001, Soltam Systems Ltd. ("Soltam") purchased 10% of Reshef's outstanding share capital for approximately $300,000, and we granted an option to Soltam to purchase from us 10% of our shares in Reshef (8.97% of the current issued and outstanding share capital of Reshef) for approximately $500,000. The option is exercisable for a period of two (2) years from the date of the closing of the transaction. Concurrent with such transaction, Reshef entered into an agreement with K.M. Fuzes Engineering Ltd. ("K.M."), a wholly owned subsidiary of Soltam, to purchase from K.M. the business operations and assets relating to the development, manufacture and sale of electronic fuzes for $300,000. In addition, Reshef and Soltam entered into a Marketing Agreement, pursuant to which Soltam was granted the right, subject to certain sales performance milestones, to increase its holdings in Reshef, from time to time, in an amount not to exceed the amount of Aryt's holdings in Reshef at such time. Therefore, as of June 27, 2001, we held 90% of the issued and outstanding share capital of Reshef. We believe that the transactions with Soltam may provide Reshef with increased access to international distribution channels.

         Products.

         Reshef markets and sells an advanced line of precision fuze detonation products which control ammunition detonation, based on either precision time after firing or accurate target proximity above ground. All products are based upon proprietary technology developed by Reshef.

         Sales.

         Reshef sells its products to the Israeli Defense Forces ("IDF") and to certain foreign customers. Sales to our direct foreign customers are carried out directly and indirectly through non-exclusive agents, who operate in various geographical territories to procure orders for Reshef on a commission basis with commissions ranging from 3% to 5% of each order.

         Reshef realized revenues from the sale of fuzes in the amount of approximately $4.10 million, $3.40 million, and $3.46 million in the years ended December 31, 2000, 1999 and 1998, respectively (sales for the years 1998 and 1999 do not include intra group sales).

         Supplies.

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

         Grants from the Office of the Chief Scientist.

         The Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "Chief Scientist") is authorized to provide partial grants to finance specific research and development project costs. Reshef received Chief Scientist grants during 1999 in the amount of approximately $50,000 compared to grants totaling approximately $163,000 in 1998. We have not applied for any Chief Scientist grants during 2000.

         Approved Enterprise Status.

         Reshef's facilities were granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("the law"). Undistributed income derived from the approved enterprise is entitled to a reduced tax rate of 25% for seven years.

         The benefit period for the approved programs of Reshef commenced in 1993-1994.

         If a dividend is distributed out of income attributable to revenues from an "approved enterprise", it will be subject to tax at the rate of 15%.

         In addition, Reshef qualifies as an "industrial company" under the Law for the Encouragement of Industry (Taxes), 1969, and accordingly, is entitled to certain tax benefits in accordance with this law.

         Competition.

         Because of the secrecy involved in weapons development, it is difficult to accurately determine the scope of potential competition for our products. The standard fuze type currently in general use is a mechanical one. Such fuzes are generally less expensive than the fuzes manufactured and sold by Reshef, but are also less effective and less accurate than our products. While barriers to entry in the ammunition fuze detonation business are high, there are a number of companies worldwide who manufacture comparable products to those produced by Reshef, many of which have substantially greater financial resources providing them with greater research, development and marketing capabilities. Our current competitors include Philips NV, Reunet S.A., NET, Borletti, Bulva, Accudyne Corp., Fuchs Electronic Ltd. and Thompson. We believe our products are more advanced and reliable than such products and are competitively priced.

         Amcoram Ltd.

         Amcoram was founded by Amcor, Ltd. in 1969. Amcoram develops, manufactures and markets training simulators for ground forces (both indoors and outdoors) as well as electro-optical systems. Amcoram specializes in selling turnkey systems, rather than individual products. Amcoram is a wholly owned subsidiary of the Company.

         Products.

         We have two major product lines which are our outdoor ground force training system and our indoor ground force training system. In addition, we have sold certain electro-optical laser warning systems, although we do not believe such line of products will be material to Amcoram on a going forward basis. All products are based upon proprietary technology developed by Amcoram. Amcoram's systems are characterized by the integration of software and hardware specifically designed to meet client requirements and specifications.

         Outdoor Ground Force Training System: Computerized live-firing ranges for infantry troops for training forces ranging from an individual soldier up to an entire armored unit. The system provides training in precision firing under field conditions with changing targets and conditions. The system places targets and reports on accuracy and other result parameters.

         Indoor Ground Force Training System: Computerized simulators that simulate training with live fire and tactical decision-making in the battlefield. The system provides training in precision firing under field conditions with changing targets and conditions. The system places targets and reports on accuracy and other result parameters.

          Electro-optical Systems: The first system is a diameter laser warning system to provide passive protection to tanks by warning of optical radiation sources in the vicinity. Our second system is an opto-mechanical and opto-electrical instrument for various military applications including spherical vision periscopes for armored vehicles. Currently, we are about to complete and provide all backlog orders, related to the Electro-optical Systems, received from our customers. We do not expect any further orders for, or demand to, our Electro-optical Systems.

         Maintenance.

         All Amcoram training systems are maintained by Amcoram pursuant to long term service contract. Certain training sites are also operated by Amcoram.

         Expansion of Product Offerings.

         Amcoram has actively engaged in expanding the scope of its product offerings through the acquisition of companies with related products and related technologies. On September 12, 2000, Amcoram acquired all of the business and assets, including patents, know-how and good-will of Technology-Systems-Tecsys Ltd. ("Tecsys") for approximately $1.25 million payable at closing and an additional $750,000 payable over a period of five
(5) years. As of December 31, 2000, $68,000 were paid on account of such commitments. The Tecsys business acquired by Amcoram is the development, manufacturing and marketing of indoor training simulators for military defense forces based on advanced technology incorporating video and graphic display.

         On September 17, 2000, Amcoram purchased 51% of the issued and outstanding capital of CTS for approximately $80,000. In addition, Amcoram has the right to invest an additional $300,000 upon CTS's commencement of initial marketing activities which includes construction of a beta site and demonstration to several potential companies. In the event that Amcoram elects not to make such an additional investment, its holdings in CTS will be diluted to 30% of the issued and outstanding capital of CTS. CTS is a private company with proprietary technology for laser based military training systems employing wireless activated lasers and target feedback reception. In May 2001, SkyDart was formed by Aryt and certain shareholders of CTS to exploit and commercialize the CTS technology for non-military applications. CTS assigned all of its intellectual property to SkyDart and SkyDart entered into an agreement with CTS granting back to CTS the rights to exploit such intellectual property for all military applications. We hold 51% of the share capital of SkyDart. In conjunction with the establishment of Sky Dart, Amcoram and CTS amended their Agreement by eliminating Amcoram's obligation to invest $300,000 in CTS. Instead, Aryt has agreed to invest, directly or indirectly, up to $300,000 in the aggregate in CTS and/or Sky Dart, if, and to the extent, that the Board of Directors of CTS and/or Sky Dart determine that such funds are required. As of June 27, 2001, no funds have as of yet been requested.

       Research, Development and Manufacturing.

         Amcoram carries out its research, development and engineering of its products through Reshef on an arms-length basis. Amcoram has ISO 9000 security standard certification.

         Supplies.

         Materials and components used by Amcoram in its product manufacturing are generally available from a number of sources, and Amcoram has not experienced difficulties in obtaining said materials.

         Sales and Marketing.

         Amcoram's management believes that potential buyers of its products are the armed forces and original equipment manufacturers of weapon systems, which may integrate Amcoram's products into their own systems. Presently, Amcoram markets a substantial portion of its products to the Israeli Defense Forces. Amcoram had sales revenue of approximately $3.55 million, $3.63 million and $2.61 million for the years ending December 31, 2000, 1999 and 1998, respectively.

         Capitalization.

         In February 2000, Amcoram exercised its option to purchase Aryt's Series 4 Convertible Debentures ("Series 4 Debentures") for approximately $1.46 million. In March 2000, Amcoram converted the Series 4 Debentures into approximately 10.77% of Aryt's issued and outstanding capital.

         In October 2000, Aryt provided Amcoram with a loan of approximately $3.08 million. The loan bears interest at a rate of 6.9% per annum and is repayable in 40 equal quarterly installments commencing as of January 2002.

         In January 2001, Amcoram distributed a dividend of approximately $1.161 million to Aryt and Aryt re-contributed such amount to Amcoram as a capital contribution in exchange for additional shares of Amcoram.

       Aryt Systems, Ltd.

         Aryt Systems, Ltd., formerly Ram-Zur Industries Ltd., ("Aryt Systems") is a public company traded on the Tel-Aviv Stock exchange. On October 17, 2000, Aryt purchased 63% of the issued and outstanding share capital of Aryt Systems for approximately $1.95 million. In conjunction with such transaction, the former controlling shareholders of Aryt Systems purchased all of Aryt Systems' assets in exchange for their assuming all of Aryt System's liabilities of approximately $1.46 million. Since October 2000, when Aryt completed its investment in Aryt Systems, the company has not conducted any business activities.

         In January 2001, Aryt adopted a resolution to sell its subsidiaries Reshef and Amcoram to Aryt Systems pursuant to a Share Exchange. After such transaction is completed, Aryt will hold approximately 89% of the issued and outstanding share capital of Aryt Systems. In addition, Aryt and Aryt Systems have entered into a Management Agreement pursuant to which Aryt will provide office and logistic services, consulting services, and certain other services in exchange for the payment of fees on a cost-plus 17% basis, but not in an excess of $80,000 plus 2.5% of the consolidated net profit of Aryt Systems. The above transaction has been approved by the general meeting of the shareholders of Aryt Systems and by the Tel-Aviv Stock Exchange. The sale of Reshef and Amcoram to Aryt Systems has been completed on June 28, 2001.

         Aryt Industries, Ltd.

         Sales.

         The following is the breakdown of our sales on a consolidated basis, by major customers (including approximate percentage of total sales for each period):



                                                              YEAR ENDED DECEMBER 31
                                 -------------------------    -------------------------     -------------------------
                                          2000                       1 9 9 9                       1 9 9 8
                                 -------------------------    -------------------------     -------------------------
                                 $ thousand        %          $ thousand         %          $ thousand        %

                                 ------------    ---------    ------------      -------     ------------    ---------
Foreign customer                     1,136         14.8           1,508          21.4           1,555         25.6
Israel Ministry of Defense           5,224         68.4           3,352          47.6           2,696         44.4
Other Israeli customer               1,321         16.8           2,181          31.0           1,823         30.0

                                 ------------    ---------    ------------    ----------    ------------    ---------
                                     7,681        100.0           7,041         100.0           6,073        100.0
                                 ============    =========    ============    ==========    ============    =========

The following is a breakdown of our sales by market segments on a consolidated basis (including the approximate percentage of total sales for each period):

                                                             YEAR ENDED DECEMBER 31
                                 -------------------------    -------------------------    -------------------------
                                          2000                       1 9 9 9                        1998
                                 -------------------------    -------------------------    --------------------------
                                 $ thousand        %          $ thousand        %          $ thousand        %
                                 ------------    ---------    -----------     ---------    -----------    -----------
Sales and Maintenance
Services of Military
Products                          7,638          99.0          7,041          100.0           6,073         100.0
                                ------------    ---------     -----------     ---------    -----------    ----------
TOTAL                             7,638          99.0          7,041          100.0           6,073         100.0
                                ============    =========     ===========     =========    ===========    ==========

         The following is a breakdown of our sales by geographic regions, on a consolidated basis, (including percentages of total sales for each period):

                                                             YEAR ENDED DECEMBER 31
                               ------------------------     ------------------------     -----------------------------
                                       2000                        1 9 9 9                        1 9 9 8
                               -------------------------    ------------------------     -----------------------------
                               $ thousand       %          $ thousand        %           $ thousand          %
                               -----------    ---------    ------------    ---------    -------------   --------------
  Asia                              854         11.1           1,083         15.4              837         13.8
  Israel                          6,545         85.2           5,533         78.6            4,517         74.4
  Europe                            282          3.7             425          6.0              718         11.8
                               -----------    ---------    ------------    ---------    -------------   --------------
  TOTAL                           7,681        100.0           7,041        100.0            6,073         100.0
                               ===========    =========    ============    =========    =============   ==============


         Backlog. As of May 2001, we had a backlog of orders of approximately $5.6 million. Of the aggregate backlog, 43% belongs to the Israeli Defense Forces and the remaining 57% to foreign customers and other Israeli customers.

         Research and Development.

          Our research and development efforts are focused on development of new products and technologies, on quality and performance improvement of its existing products, and on upgrading our product line through the development of additional features and improved functionality. During 2000 we were involved in the development of certain features of our electronic fuze and computerized firing range products in addition to other research and development projects.

         Research and development activities are conducted through Reshef's engineering department located at its facilities in Or Yehuda, Israel.

         We have received and continue to seek external financing for development projects from the Chief Scientist, and from customers who participate in the costs of a particular project.

         The following is a breakdown of our R&D expenditures on a consolidated basis:

                                                                   YEAR ENDED DECEMBER 31
                                     ---------------------------    --------------------------    -------------------------
                                               2000                         1 9 9 9                      1 9 9 8
                                     ---------------------------    --------------------------    -------------------------
                                          $             %           $ thousand         %          $ thousand        %
                                      thousand
                                     ------------    -----------    -----------     ----------    -----------    ----------
Total Expenditure(1)                    858            11.0           894              12.7            943          15.5
Less Royalty Bearing Grants
incl. of Israeli Govt. &
Others(2)                                -              -             (49)              5.5          (164)          17.3
                                     ------------    -----------    -----------     ----------    -----------    ----------
Net Expenditure(1)                       858            11.0           845            12.0           779           12.8
                                     ============    ===========    ===========     ==========    ===========    ==========

(1)  Percentage indicates item ratio to sales.

(2) Percentage indicates item ratio to total R&D expenditure.

         The grant terms of the Chief Scientist prohibit our manufacture of developed products outside Israel or the transfer of technologies developed with grants to any person without the prior written consent of the Chief Scientist. Although such approvals have been obtained in the past, there can be no assurance that we will be able to obtain such approvals in the future on a timely basis or at all.

         Royalties.

         We are required to make royalty payments to the Chief Scientist on the sale of our products developed in whole or in part through financing provided by the Chief Scientist, and to companies with whom we jointly developed certain products and which retain certain rights thereto.

         Under our research and development agreements with the Chief Scientist, we are required to pay royalties at the rate of 2% to 5% of sales of products developed with funds received from the Chief Scientist, up to the dollar-linked amount equal to 100%-150% of such grants. In the year ended December 31, 2000, we paid royalties totaling approximately $53,000 compared to $34,000 in 1999 and $146,000 in 1998.

         In addition, we have received a participation grant from the Fund for Encouragement of Marketing Abroad (the "Fund") pursuant to which we are obligated to pay royalties at the rate of 3% per annum on our increase in exports of products marketed with the participation of the Fund.

         As of December 31, 2000, our total contingent liability with respect to royalties to the Chief Scientist and the Fund amounted to approximately $2.64 million.

         Patents And Intellectual Property.

         Certain of our subsidiaries and investee companies hold patents and patent applications with respect to portions of their products. In addition, we rely on a combination of copyright, trade secret and contractual restrictions as protection for our technology and products and consider most of our products proprietary. There can be no assurance, however, that such proprietary know-how and technology will not be independently developed. We rely more on our innovative skills and technical competence than on the legal protection of proprietary rights.

         Government Regulation.

         As Israeli corporations, sales and transfer of products, know-how and services of Reshef and Amcoram are regulated by the Ministry of Defense of the State of Israel. Under Israeli law, Reshef and Amcoram must obtain approval from the Ministry of Defense to export their products and know-how. Certain of Reshef's products contain U.S.-made restricted components, and such products may require export permits from the relevant U.S. authorities. To date, Reshef and Amcoram have not experienced major difficulties in obtaining such permits, however, there can be no assurance that we will be able to obtain such permits on a timely basis, or at all, in the future.

         Liens.

         To secure certain obligations of members of our consolidated group, we have pledged a floating charge on all the assets of the Company, including certain shares of our subsidiary companies.

         Pursuant to the terms and conditions of our Series 3 Debentures, Aryt agreed to pledge any and all funds raised by the Company through the issuance of additional shares in favor of the holders of the Series 3 Debentures. In addition, Aryt agreed to place a specific charge upon one half of the proceeds from the exercise of our Series 4 Warrants, if and when exercised. The entire amount of the liens pursuant to the Series 3 Debentures will not exceed the then outstanding unpaid principal balance of such debentures.

         In order to guarantee our compliance with the terms and conditions of the Approved Enterprise status granted to Reshef, we granted a floating lien over all of our assets in favor of the State of Israel.

         Employees.

         As of June 27, 2001, we employed the following personnel:


                  Company                 Total       Engineers      Assembly          Administration,
                                        Employees                     Workers        Marketing, Customer
                                                                                           Support
       Aryt Industries, Ltd.                2             -              -                    2
       Aryt Systems, Ltd                    -             -              -                    -
       Amcoram, Ltd.                       22             1             18                    3
       Combat  Training  Simulation,        -             -              -                    -
       Ltd. ("CTS")
       Reshef Technologies, Ltd.           55             9             34                    12
       Officecore.com, Ltd.                12             1              7                    4
       Voice Diary, Ltd.                    1             -              -                    1
       Sensotech, Ltd.                     15             7              1                    7
       Sensotech Automotive, Ltd.           -             -              -                    -
       Sky Dart, Ltd.                       -             -              -                    -
       SygMed, Ltd.                         7             1              3                    3
       ElscinTec Systems, Ltd.             22             8              7                    7
       ------------------------------ -------------- ------------- -------------- ---------------------------

       Total                               136            27            70                    39


         Except with respect to Reshef, neither we nor our employees are parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the General Labor Federation of Israel (the "Histadrut") and the Coordinated Bureau of Economic Organizations are applicable to us by order of the Israeli Ministry of Labor. These provisions mainly concern the length of the work day, minimum daily wages for professional workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissal of employees, determination of severance pay, and other terms of employment. Israeli law generally requires severance pay upon retirement or death of an employee, or termination of employment without due cause. Our severance pay liability for key employees is fully funded through managers' insurance policies and by accruals on our financial statements. The severance pay of certain employees is funded by regular contributions by us to external pension funds. We consider our employee relations to be satisfactory.

         On July 8, 1999, Reshef entered into a collective bargaining agreement (the "Collective Agreement") with the Histadrut/Sderot Regional Workers Committee. The Collective Agreement covers all of Reshef's employees, other than certain of its executives. The Collective Agreement mainly concerns the general work conditions such as acceptance of new employees, trial periods, medical examinations, overtime, vacation and other general work-related conditions. The Collective Agreement does not cover employee wages which are covered by individual agreements with each employee.

         Special Considerations Applicable to Israeli Companies.

         The following table sets forth the changes in the Israeli consumer price index, Israel inflation rate, Closing exchange rate of the U.S. dollar, and Annual devaluation rate of the NIS.

                Year ended            Israeli Consumer        Israel       Closing exchange       Annual
                December 31,           price Index(1)       inflation      rate of the U.S.    devaluation
                                                             rate(2)           dollar(3)         rate(4)
                   1996                    143.1               10.6              3.251             3.7
                   1997                    153.1               7.0               3.536             8.8
                   1998                    166.3               8.6               4.160             17.6
                   1999                    168.5               1.3               4.153            (0.2)
                   2000                    168.5                --               4.041            (2.7)

         (1) For purposes of this table, the Israeli CPI figures use 1987 as base equal to 100. These figures are based on reports of the Israel Central Statistical Bureau.

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

         Except for 1998, the NIS devaluation rate relative to the dollar generally has not kept pace with the inflation rate, therefore, Israeli companies whose sales are made in U.S. dollars, while their local costs are incurred in inflated Shekels, may be adversely affected.

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

         Since exchange rates between the Shekel and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results. For the years ended December 31, 2000, 1999 and 1998, such impact did not have a material effect on our operations. The caption "Financial expenses - net" in our financial statements includes the impact of these factors.

         C.       ORGANIZATIONAL STRUCTURE

         As of June 28, 2001, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries and affiliates.


-----------------------------------------------------------------------------------------------------------------------
                 SUBSIDIARIES AND AFFILIATES                          PERCENTAGE                   JURISDICTION
                                                                   SHARE OWNERSHIP                      OF
                                                                                                  INCORPORATION
-----------------------------------------------------------------------------------------------------------------------
                      Military Division
-----------------------------------------------------------------------------------------------------------------------
Aryt Systems Ltd.                                                        89%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
Amcoram Ltd.*                                                            100%                         ISRAEL
-----------------------------------------------------------------------------------------------------------------------
Reshef Technologies Ltd.*                                                90%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
C.T.S. (Combat Training Simulation), Ltd.**                              51%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
                     Technology Division
-----------------------------------------------------------------------------------------------------------------------
Officecore.com  Ltd.                                                     45%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
Voice Diary Ltd.                                                         64%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
Sensotech Ltd.                                                           53%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
Sky Dart Ltd.                                                            51%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
                      Medical Division
-----------------------------------------------------------------------------------------------------------------------
SygMed Ltd.                                                              21%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------
ElscinTec Ltd. ***                                                       50%                          ISRAEL
-----------------------------------------------------------------------------------------------------------------------

* On June 28, 2001, Aryt Systems, Ltd. acquired all of our shares in Amcoram, Ltd. and Reshef Technologies, Ltd. pursuant to which our holdings in Aryt Systems has been increased to approximately 89%. See Military Division-Amcoram for a description of the transaction.
**  A 51% subsidiary of Amcoram, Ltd.
*** Held indirectly through an intermediary holding company, Towtown Ltd., which holds 50% of ElscinTec Holdings, Ltd. which in turn holds all of the share capital of ElscinTec Systems, Ltd.

         D.       PROPERTY, PLANTS AND EQUIPMENT

         The following is a description of our facilities:

         Aryt leases approximately 4,500 square meters of office, laboratory and production space from an unaffiliated third party, in Or Yehuda, Israel, pursuant to a short-term lease through September 30, 2002. The lease is extendible for up to two additional two-year periods until September 30, 2006. Our annual lease payments are approximately $444,000. We currently sublet approximately 750 square meters to a third party.

         In 1986, Reshef entered into a 49-year lease with the State of Israel, for approximately 1,000 square meters of industrial space in Sderot, Israel, pursuant to a long-term lease. The lease payments for the entire period are NIS 19,117 and has been pre-paid in its entirety. Upon expiration of the lease, Reshef has an option to extend it for an additional period of up to 49 years.

         In addition, in February 2000 Reshef entered into a new lease for approximately 1,000 square meters of industrial space in Sderot, Israel, pursuant to a short term lease for approximately NIS 6,400. The lease expires as of February 28, 2001, however, we have the option to extend it for up to seven additional one-year periods.

         We believe that our facilities in Israel are sufficient to support our current activities and anticipated growth.

                 (Remainder of page intentionally left blank)

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS



         A.        Operating Results

         The following Discussion of Operating Review and Prospects contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth herein and in our other filings with the Securities and Exchange Commission. In addition, the following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Annual Report.

         We were incorporated under the laws of the State of Israel in 1979 under the name "Ranly Investments Limited" and commenced our operations in 1981. We changed our name three times and adopted our current name Aryt Industries, Ltd. in July 1992. We are a company with limited liability under the laws of the State of Israel. Our principal offices are located at 7 Haplada Street, Or Yehuda, 60218, Israel and our phone number is 03-538-8666.

         Since January 2000, we have been actively seeking investment opportunities in companies in the defense, technology and medical sectors. We actively involved in leveraging our business, product development and marketing experience to assist such companies achieving their growth potential and accelerating their growth in value.

         Aryt and its subsidiaries' transactions are recorded in New Israeli Shekels. The majority of our subsidiaries' sales are made in Israel, and a substantial portion of our costs are incurred in NIS. Therefore, our functional currency is in NIS. However, in accordance with Israeli GAAP, item 29 to SOP 36 of the Institute of Certified Public Accountants in Israel, our financial statements are adjusted to the changes in the exchange rate of the dollar against the NIS. Accordingly, monetary accounts, maintained in currencies other than the dollar, are re-measured using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the effective exchange rate on the transaction date. The effect of foreign currency re-measurement is reported in current operations.

         Our consolidated financial statements conform with generally accepted accounting policies in Israel which differ in certain respects from those followed in the United States. See Note 30 of the Notes to Consolidated Financial Statements attached as Item 17 hereto, for a discussion of such differences and their effects on our financial statements.

         As of December 31, 2000, we had an accumulated loss for Israeli tax purposes of approximately $6 million. Such loss may be carried forward and offset against taxable income in the future for an indefinite future. However, our management believes that, due to our history of losses, it is more likely than not that such loss carry forward will not be realized.



   CONSOLIDATED INCOME STATEMENT DATA (In Thousands Except Per Share Amount)

                                                                            YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                    2000              1999             1998
                                                               ---------------   ---------------   --------------
                                                                                 U.S. dollars
                                                               --------------------------------------------------
                                                                                (In thousands)
Revenues from sales and services provided                          $7,681          $  7,041         $   6,073
Cost of sales                                                       5,938             5,533             5,065
                                                               ---------------   ---------------   --------------

Gross profit                                                        1,743             1,508             1,008
                                                               ---------------   ---------------   --------------

Research and development costs, net                                   858               845               779
Selling and marketing expenses                                        359               426               402
General and administrative expenses                                 2,255             1,452             1,631
                                                               ---------------   ---------------   --------------

                                                                    3,472             2,723             2,812
                                                               ---------------   ---------------   --------------

Operating loss                                                      1,729             1,215             1,804
Financial income (expenses), net                                   23,411              (322)             (503)
Other income (expenses), net                                       11,884             2,234                (9)
                                                               ---------------   ---------------   --------------

Income (loss) before taxes on income                               35,566               697            (2,316)
Taxes on income                                                     8,594               - -                27
                                                               ---------------   ---------------   --------------

Income (loss) before equity in losses of affiliate                 24,972               697            (2,343)
Equity in losses of affiliate                                         414             2,563             1,777
Minority interest in subsidiaries                                      17
                                                               ---------------   ---------------   --------------
Income (loss) from continuing operations                           24,575            (1,866)           (4,120)
Income from discontinued operations                                   - -               - -             1,054
                                                               ---------------   ---------------   --------------
Net income(loss) for the year                                     $24,575          $ (1,866)         $ (3,066)
                                                               ===============   ===============   ==============

         Sales.

        Our sales for 2000 amounted to approximately $7.68 million compared with $7.04 million in 1999, and $6.07 million in 1998. The increase in sales in each of 1999 and 2000 as compared to the respective preceding year was due to the growth of Reshef's and Amcoram's sales.

        The aggregate sales of Aryt's group of companies (including the unconsolidated companies) during the year ended on December 31, 2000, amounted to $8.41 million compared with $7.04 million in 1999. The increase in the aggregate sales is attributed to the growth of Reshef's and Amcoram's sales and the inclusion, for the first time, the sales of SygMed, Sensotech, Officecore and Voice Diary.


         Gross Profit.

         Our gross profit margin was 22.69% in 2000, compared with 21.4% in 1999 and 16.6% in 1998. The increase in gross profit margin in each of 1999 and 2000 as compared to the respective preceding year was due to an increase in productivity.

         Net Research and Development.

         Net Research and Development expenses were approximately $858,000 in 2000, compared with $845,000 in 1999 and $779,000 in 1998. The net increase in 2000 as compared to 1999 is mainly attributable to Reshef's settlement of Reshef's obligations towards the Israeli Chief Scientist. The net increase in 1999 as compared to 1998 is mainly attributable to our receipt of reduced research grants from the Chief Scientist which are recorded as an offset to research and development expenses.

         Selling And Marketing Expenses.

         Selling and marketing expenses in 2000 amounted to approximately $359,000 compared with $426,000 in 1999 and $402,000 in 1998. The decrease in
2000 as compared to 1999 was due primarily to our policy of increased efficiency and reducing selling expenses. The increase in 1999 as compared to 1998 was due mainly to salary increases offset in part by a reduction in senior management staff in the fourth quarter of 1999.

         General And Administrative Expenses.

         General and administrative expenses in 2000 amounted to approximately $2.25 million compared with $1.45 million in 1999 and $1.63 million in 1998. The increase in expenses in 2000 as compared to 1999 was primarily due to implementation of Aryt's business plan and the costs associated with review and examination of potential investments. The decrease in expense in 1999 as compared to 1998 was due to increased efficiency and reduced expenses due to cost-saving measures.

         Financial Income (Expenses).

         Our financial income in 2000 was approximately $23.41 million compared with expenses of $322,000 in 1999 and $503,000 in 1998. The significant income in 2000 as compared to an expense in 1999 was primarily due to appreciation of Aryt's investment in Terayon offset in part by losses from marketable securities. The reduced expense in 1999 as compared to 1998 was due to a reduction of higher interest bank loans and interest income on our bank deposits.

         Other Income (Expenses).

         Other income net was approximately $11.89 million in 2000, compared with $2.23 million in 1999 and expenses of $9,000 in 1998. The significant other income in 2000 was due to profit realized by us on the sale of Telegate to third parties. The other income in 1999 was due to profit realized by us on the sale of Aryt Holdings (1998) Ltd. during 1999 and profit from an equity offering by Telegate to third parties.

         Income (Loss) From Continuing Operations.

         We realized net income of approximately $24.58 million in 2000, compared to a net loss of $1.87 million in 1999 and $4.12 million in 1998. The significant net income in 2000 is primarily due to capital gain we realized by us on the sale of our investment in Telegate in the amount of approximately $12.00 million (see "Other Income") and the appreciation of Terayon's shares (received for the sale of our shares in Telegate to Terayon) in the amount of approximately $28.00 million (see "Financial Income") offset in part by losses from marketable securities. The decrease in net loss in 1999 as compared to 1998 resulted primarily from increased sales and reduced expenses as discussed above.

         Effective Tax Rate.

         Reshef qualifies under the Law for the Encouragement of Capital Investments, 1959, as an "Approved Enterprise" or as "Mixed Enterprise" for purposes of Israeli taxation. Consequently, Reshef is entitled to exceptions from taxation on income derived from the "Approved Programs" as long as Reshef fulfills the stipulations required under the relevant approval certificates and under the law. Undistributed income derived from these enterprises is entitled to a reduced tax rate of 25% for seven years. Reshef's benefit period commenced in 1993-1994. Dividends derived from income from "Approved Programs" are subject to withholding tax at the rate of 15%. Subsidiaries are also entitled to other benefits in accordance with other Israeli tax laws.

         Impact of Inflation and Exchange Rates.

         Our results of operations in Israel are, among other things, a function of the inflation rate in Israel compared with the devaluation rate of the NIS in relation to the U.S. dollar and the timing of the devaluation compared with the timing of inflation. Certain of our costs in Israel, reported in dollars, will increase if the inflation rate exceeds the devaluation rate of the Shekel against the dollar, or if the timing of such devaluation were to lag behind inflation.

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

         We do not generally engage in currency hedging. We do not hold or issue derivatives or other financial instruments for trading purposes. However, Amcoram enters into forward transactions to reduce the risks associated with exchange rate fluctuations related to export sales and foreign currency. As of December 31, 2000 Amcoram had entered into 4 transactions in the amount of $515,000 for the sale of Turkish liras in exchange for U.S. dollars. The forward contract expired in May 2001.



         B.       LIQUIDITY & CAPITAL RESOURCES.

         During the past several years, we have met our financial requirements primarily through funds provided by operating activities, shareholder loans and proceeds from issuance of convertible debentures and shares.

         Liquidity and Capital Resources.

         Cash, cash equivalents and short-term investments were approximately $3.08 million, $1.62 million, and $800,000 at December 31, 2000, 1999 and
1998, respectively. We had a negative cash flow from operations of $1.92 million and $772,000 for the years ended December 31, 2000 and 1999 and generated cash from operations of $155,000 for the year ended December 31, 1998. The negative cash flow from operations in 2000 and 1999 resulted primarily from delay in payments by customers that were deferred to the first quarter of the following year. Net cash generated from operations in 1998 resulted primarily from an increase in accounts payable, an increase in customer advances and a decrease in trade receivables. Investing activities provided cash of approximately $3.68 million in 2000, primarily due to the proceeds from the sale of marketable securities, offset in part by investment in investee companies. During 1999 and 1998, net cash used in investing activities was $210,000 and $1.95 million respectively and was primarily due to purchases of property and equipment in 1999 and an investee company in 1998. Financing activities used cash of $296,000 in 2000 and provided cash of $1.80 million and $2.56 million in each of 1999 and 1998 respectively. In 2000, cash was provided primarily from proceeds from the sale of Terayon shares received for the sale of our shares in Telegate. In each of 1999 and 1998 cash was provided primarily from proceeds from the issuance of Ordinary Shares to Altschuler Sham, Ltd. ("ASL"), the issuance of convertible debentures and bank loans.

         Our working capital increased to $21.57 million on December 31, 2000, including cash and cash equivalents of $3.082 million at such date compared with $1.6 million on December 31, 1999, and with $2.37 million on December 31, 1998. In addition to marketable securities in the amount of $15.4 million on December 31, 2000 compared with none in December 31, 1999 and in 1998.

         The current ratio (current assets compared with current liabilities) decreased from 1.55 on December 31, 1998 to 0.94 on December 31, 1999 and increased to 4.87 on December 31, 2000.

         The quick ratio (current assets less inventory, compared with current liabilities less customers' advances) decreased from 0.74 on December 31, 1998 to 0.52 on December 31, 1999 and increased to 4.41 on December 31, 2000.

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

         During 2000, ASL exercised all of its Series 7 Warrants for 3,150,000 Ordinary Shares in exchange for $764,000. To date no Series 8 Warrants have been exercised.

         During August 2000, the Directors and employees of the Company exercised all of the outstanding Series 9 Warrants and purchased 1,550,000 Ordinary Shares for NIS 2.092 million. The exercise of such options was financed by a loan from the Company to its employees and officers for the exercise price. The loan is in NIS and is linked to the Israeli Consumer Price Index and is set at the interest rate of four percent (4%) per annum. The loan is due upon the employee's or officer's disposition of such shares.

         In January 2001, Amcoram distributed a dividend of approximately $1.16 million to Aryt and Aryt re-contributed such amount to Amcoram as a contribution of capital in exchange for additional shares of Amcoram.

         In February 1999 we issued our Series 4 Debentures to a group of investors led by Excellence Investments Ltd. and Tamar Central Pension Fund directed by Israel Discount Bank Ltd. for an amount of $1.5 million. To secure the repayment of the Series 4 Debentures, concurrent with the issuance of such Debentures we purchased 23,678 ordinary shares of Telegate from Aryt Holdings and registered a first priority charge on such shares in favor of the debenture holders. During 1999 debenture holders converted 1,087,151 of their Series 4 Debentures into 1,087,151 of our Ordinary Shares. In February 2000, Amcoram exercised its option to purchase Aryt's Series 4 Debentures for $1.462 million. In March 2000, Amcoram converted the Series 4 Debentures into approximately 9.74% of Aryt's issued and outstanding capital.

         In October 2000, Aryt provided Amcoram with a loan of $3.086 million. The loan bears interest at a rate of 6.9% per annum and is repayable in 40 equal quarterly installments commencing as of January 2002.

         In 1998 we raised $1.5 million from the issuance of our Series 5 Convertible Debentures, $2 million from bank loans and approximately $500,000 from shareholder loans.

         As a result of our sale of our interest in Telegate and our disposition of substantially all of the Terayon shares, we received aggregate proceeds of approximately $40.73 million.

         As of December 31, 2000 we had outstanding short term bank loans of approximately $1.581 million (including current maturities in the amount of $634,000). $672,000 of such loans are NIS denominated loans and bear interest at between 12-20% per annum and $275,000 of such loans are linked to the US dollars and bear interest at the rate of LIBOR plus 1.25%. As of December 31, 2000 we had outstanding long term bank loans, net of current maturities of approximately $2.537 million. Such loans bear interest at the rate of LIBOR plus 1.25%.

         As of December 31, 2000, we had Series 3 Debentures outstanding. In February 1997, the Company issued Series 3 Debentures in consideration for our Series 2 Debentures. The Series 3 Debentures are convertible into Ordinary Shares at conversion rate of 297.4%. The Series 3 Debentures mature in nine equal annual installments commencing October 1997. The unconverted principal of the debentures bears interest at a rate of 4.9% per annum payable semi-annually.

         In addition, in exchange for and in consideration of the original warrants held by the holders of Series 2 Debentures, the Company issued 600,200 new Series 3 Warrants and new Series 4 Warrants, in an amount equal to the amount of old warrants which were turned over by the holders of the Series 2 Debentures. The Series 3 Warrants expired on February 1999 and the Series 4 Warrants expired on February 2001.

         As part of the Series 2 Debentures arrangement, the Company undertook various commitments such as: increasing its shareholders' equity within 24 months, reports to the escrow agent for the debentures as well as setting limits to the scope of its activities and penetrating into new business segments. Non-compliance with these commitments results in a retroactive change in the interest rate from January 1, 1997. In any event, however, the Company will not be required to pay interest at a rate higher than the dollar interest rate of 5.9% per annum. We believe that as of May 30, 2001 we comply with these commitments.

         As of May 30, 2001 the balance of the outstanding Series 3 Debentures was NIS 6,311,112 par value (current value $2,122,095).

         We believe that Aryt currently has sufficient working capital to finance its ongoing operations for the foreseeable future.


         C.       RESEARCH AND DEVELOPMENT

         We expended approximately $858,000, $845,000, and $779,000, on research and development expenses, net of related grants and participations, during the years ended December 31, 2000, 1999, and 1998, respectively. We avail ourselves of several Israeli governmental programs which support research and development activities. For a discussion of such activities, see
Item 4. "Information on the Company - Business Overview".



         D.       TREND INFORMATION

         In connection with our policy of seeking to expand our investments in each of the technology, medical and defense divisions, we anticipate that in the future, our results of operations and financial position will be more significantly influenced by the operating results and financial position of our investee companies in the technology and medical divisions. The recent deterioration of the economy and economic uncertainty in the technology and technology related sectors (including medical) may have a material adverse effect upon the ability of such investee companies to develop and expand their operations and realize operating revenues and profits in accordance with expectations. The scope and effect of such downturn, and their effect on Aryt, are not possible to predict at this time.

                 (Remainder of page intentionally left blank)

Item 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         The following is a list of our Directors, Senior Management and Employees as of June 28, 2001:

          Name                                  Age           Position with the Company
          ----                                  ---           -------------------------
          Gilad Shabtai                         57        Director, Chairman
          Zvi Oren*                             54        Director
          Yoram Oron                            53        Director
          Israel Gravinsky*                     53        External Director
          Dan Halperin                          52        Director
          Ofer Shabtai                          32        Director
          Shmuel Bachar                         46        Chief Executive Officer
          Arieh Geller                          52        Executive Vice-President, Aryt Industries Ltd.
          Ran Eckhaus                           31        Chief Financial Officer, Secretary
          Rafi Tzizel                           65        Internal Auditor


------------------------------
*        Member of Audit Committee

         All Directors (other than External Directors) hold office until their removal by the General Meeting of our Shareholders. Officers serve at the discretion of the Board of Directors, subject to the terms of any agreement with them. Our Articles of Association provide for a Board of Directors of no less than six, or more than fifteen, members.

         Gilad Shabtai, has been Director of Aryt since August 1997. Mr. Shabtai is the brother of Mr. Benjamin Shabtai who holds approximately 31% in the Company. Mr. Gilad Shabtai also serves as Director for Aryt Systems.

         Zvi Oren, has been Director since September 1997.

         Yoram Oron, has been Director since May 1992. Mr. Oron also serves as Director for Yoram Oron Holdings Ltd., Cerel, Or-Amir, Vertex, Novadent, Caral, Helios, Visiontek, Test-You, Scopus, and S.H.C.

         Israel Gravinsky, has been External Director since December 1999. Mr. Gravinsky also serves as Director for Hachsharat Hayishuv-Hotels Ltd.

         Dan Halperin, has been Director since July 2000. Mr. Halperin also serves as Director for Continental Bank Ltd., Moritz Tuchler, Caesarea Development Company, the Caesarea Fund, Metrani, El-Al Israel Airline Ltd., The First International Bank of Israel Ltd.-Pension Funds, Kaniel, and Chayal Holdings.

         Ofer Shabtai, has been Director since July 2000. Mr. Shabtai also serves as Director for Twin Diamonds, Inc., Demanin Group, Corp., and Aryt Systems. Ofer Shabtai is the son of Gilad Shabtai.

         Shmuel Bachar, has served as CEO since June 1999. Mr. Bachar also serves as CEO of Aryt Systems and Chairman of Reshef, Amcoram, Sensotech, Officecore.com, Voice Diary, SkyDart, SygMed, ElscinTec and C.T.S.

         Arieh Geller, has served as Executive Vice-President of Aryt since 2000. Prior thereto, he served as C.E.O. of Reshef since 1990. Mr. Geller also serves as a member of the Board of Directors of the subsidiaries.

         Ran Eckhaus, has served as CFO and secretary since July 1998. Mr. Eckhaus also serves as C.F.O. for Aryt Systems, Reshef, Amcoram, Sensotech, Officecore.com, Voice Diary, SkyDart, SygMed, ElscinTec and C.T.S.

         Rafi Tzizel, has served as internal auditor since March, 2000.

         B.       COMPENSATION

         The aggregate remuneration paid to Directors and executive officers (a total of 10 persons) for the year ended December 31, 2000, was approximately $559,000 in salaries, fees, commissions and bonuses. This includes amounts set aside or accrued to provide for pensions, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our executive officers, expenses (including business travel, professional and business associations dues and expenses) reimbursed to officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

         During August 2000, the Directors and employees of the Company exercised all of the outstanding Series 9 Warrants and purchased 1,550,000 Ordinary Shares for NIS 2,092,500. The exercise of such Warrants was financed by a loan from the Company to its employees and officers for the exercise price. The loan is in NIS and is linked to the Israeli Consumer Price Index and is set at the interest rate of four percent (4%) per annum. The loan is due upon the employee's or officer's disposition of such shares.

         We do not currently have any stock option or profit sharing plans in effect.

         C.       BOARD PRACTICES

         Election, Terms and Removal of Directors.

         All directors, other than our External Directors, hold office until their removal by the General Meeting of our Shareholders. Officers serve at the discretion of the Board of Directors, subject to the terms of any agreement with them. Our Articles of Association provide for a Board of Directors of no less than six, or more than fifteen, members.

         Alternate Directors.

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

         External Directors.

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

         As of February 1, 2000 External Directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the Director or (2) the total number of shares of non-controlling shareholders voted against the election of the Director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director will be three years and may be extended for an additional three-year period. For our External Director serving currently, the provisions of the Companies Ordinance 1983-5743 [New Version] apply, under which the External Directors serve for a 5-year period and may only be re-appointed two years after the term. Each committee of our board of directors will be required to include at least one External Director and all External Directors must be members of our audit committee.

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

         Our External Directors were Israel Gravinsky and Micha Avnimelech. Mr. Avnimelech ceased serving as an external director on April 1, 2001. Mr. Gravinsky serves as an External Director pursuant to the Companies Ordinance 1983-5743 [New Version]. Mr. Gravinsky will serve in such position until January 2002. A shareholders' meeting is scheduled for July 1, 2001, to vote upon the appointment of Mrs. Iris Stark as an External Director. If appointed, Mrs. Stark will serve until July 2004.

         Audit Committee.

         The Companies Law provides that public companies, such as us, must appoint an audit committee of the board of directors. The number of members of the audit committee is required to be not fewer than three and it must include all of the external directors. The chairman of the Board of Directors, any Director who is employed by us or provides services to us, on a regular basis, or a controlling shareholder or his or her relative cannot be a member of the audit committee. Our audit committee consists of Israel Gravinsky and Zvi Oren. Upon the appointment of our second External Director, such director shall also serve on our Audit Committee. Under the Companies Law, the Board of Directors must also appoint an internal auditor in accordance with the recommendations of the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor may be an employee of the company but not a person holding 5% or more of a company's capital, a person who has the power to appoint one or more directors or the general manager, an officer, or an affiliate or relative of an office holder, and may not be the company's certified public accountant or its representative. Our internal auditor is Rafi Tzizel. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements.

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

         Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its Articles of Association. Generally, the approval of the majority of the disinterested members of the audit committee and the Board of Directors is required and, in certain circumstances, shareholder approval may also be required. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an exceptional transaction then, in addition to any approval stipulated by the Articles of Association of the company, it also must be approved by the company's audit committee and then by its Board of Directors. The audit committee of a public company, shall not be entitled to grant any such approval, unless, at the time the approval was given, two members of the audit committee were External Directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. Under certain circumstances, shareholder approval is also required. For example, shareholders must approve all compensation paid to Directors in whatever capacity, the company's undertaking to indemnify a Director or indemnification under a permit to indemnify and any transaction in which a majority of the Board members have a personal interest. An office holder with a personal interest in any matter may not be present at any audit committee or Board of Directors meeting where such matter is being approved, and may not vote thereon. An approval for an exceptional transaction may be achieved in a general meeting either (i) if it was approved by a majority provided that at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting approved such transaction; or (ii) if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Israeli Minister of Justice shall determine a different percentage.

         In addition, the issue of shares by a public company, other than by way of a public offering, to a 5% shareholder or to someone who, as a result of such issue, shall become a 5% shareholder, requires the approval of the board of directors and the shareholders at the general meeting.

         Compensation.

         Under our Articles of Association, no Director may be paid any remuneration by the Company for his services as Director except as may be approved by a shareholders' resolution, except for reimbursement of expenses incurred in connection with fulfilling his duties as a Director. Our External Directors are entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with their services as External Directors. In accordance with these regulations, our shareholders approved an annual fee of approximately $7,500 and a participation fee of approximately $320 for attendance at a meeting of the Board or a committee thereof to be paid to each of our External Directors.

         During the year ended December 31, 2000, we paid Director fees totaling approximately $104,000.

         D.       EMPLOYEES


As of June 27, 2001, we employed the following personnel:

                  Company                 Total       Engineers      Assembly          Administration,
                                        Employees                     Workers        Marketing, Customer
                                                                                           Support
       Aryt Industries, Ltd.                2             -              -                    2

       Aryt Systems, Ltd                    -             -              -                    -

       Amcoram, Ltd.                       22             1             18                    3

       Combat  Training  Simulation,        -             -              -                    -
       Ltd. ("CTS")

       Reshef Technologies, Ltd.           55             9             34                    12

       Officecore.com, Ltd.                12             1              7                    4

       Voice Diary, Ltd.                    1             -              -                    1

       Sensotech, Ltd.                     15             7              1                    7

       Sensotech Automotive, Ltd.           -             -              -                    -

       Sky Dart, Ltd.                       -             -              -                    -

       SygMed, Ltd.                         7             1              3                    3

       ElscinTec Systems, Ltd.             22             8              7                    7

       Total                               136            27            70                    39




         We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the work day and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

         Except with respect to Reshef, neither we nor our employees are parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the General Labor Federation of Israel (the "Histadrut") and the Coordinated Bureau of Economic Organizations are applicable to us by order of the Israeli Ministry of Labor. These provisions mainly concern the length of the work day, minimum daily wages for professional workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissal of employees, determination of severance pay, and other terms of employment. Israeli law generally requires severance pay upon retirement or death of an employee, or termination of employment without due cause. Our severance pay liability for key employees is fully funded through managers' insurance policies and by accruals on our financial statements. The severance pay of certain employees is funded by regular contributions by us to external pension funds. We consider our employee relations to be satisfactory.

         On July 8, 1999, Reshef entered into a collective bargaining agreement (the "Collective Agreement") with the Histadrut/Sderot Regional Workers Committee. The Collective Agreement covers all of Reshef's employees, other than certain of its executives. The Collective Agreement mainly concerns the general work conditions such as acceptance of new employees, trial periods, medical examinations, overtime, vacation and other general work-related conditions. The Collective Agreement does not cover wages to pay to employees which are covered by individual agreements with each employee.



         E.       SHARE OWNERSHIP

         The following table sets forth, as of June 28, 2001, the number of shares beneficially owned by Directors known to us to own beneficially more than 1% of our Ordinary Shares.



                         NAME                      Number Of Shares                     Percentage
                                                   Beneficially  Owned                  of all Ordinary Shares
                                                                                        Outstanding
Shmuel Bachar
                                                   1,100,000                            2.3%
Ofer Shabtai*                                      1,878,800                            3.9%


* Ofer Shabtai is the son of Gilad Shabtai. Each of Ofer Shabtai and Gilad Shabtai confirmed the beneficial ownership disclaimer of Gilad Shabtai over the shares held by Ofer Shabtai.

 All of the Directors and officers of Aryt, other than those listed above, do not own individually 1% or more of the share capital of the Company.



                 (Remainder of page intentionally left blank)

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 28, 2001, by each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. However, under Israeli Law, our shares held by Amcoram are not entitled to any voting rights. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

NAME OF BENEFICIAL OWNER      NUMBER OF SHARES OWNED                  PERCENTAGE
------------------------      ----------------------                  ----------
Benjamin Shabtai              14,726,454                              30.9%
Sharon Shabtai(1)              4,087,146                               8.6%
Amcoram Ltd. (2)               4,642,275                             10.77%


 (1) Sharon Shabtai is the son of Gilad Shabtai, our Chairman of the Board. Each of Sharon Shabtai and Gilad Shabtai confirmed the beneficial ownership disclaimer of Gilad Shabtai over the shares held by Sharon Shabtai. (2)Amcoram is a wholly owned subsidiary of the Company. Pursuant to the Israeli Company Law, such shares are not entitled to any voting power.

         Other than Amcoram's initial acquisition of our shares pursuant to the conversion of our Series 4 Debentures on March 2000, Amcoram had no other significant acquisitions or dispositions of shares. See "Related Party Transactions" below for a description of Amcoram's acquisition and conversion of our Series 4 Debentures.

         During the prior three years, Sharon Shabtai's significant transactions with respect to the Company's shares were as follows:

           Date                                      Number of Shares Purchased
           ----                                     --------------------------
           January 2000                                         415,785
           February 2000                                        293,923
           March 2000                                           857,172
           April 2000                                           364,725
           September 2000                                    1,800,000
           October 2000                                         297,630
           November 2000                                          57,911

         During the prior three years, Benjamin Shabtai's significant transactions with respect to the Company's shares were as follows:

           Date                                     Number of Shares Purchased
           ----                                     --------------------------
           Prior to June 2001                                   1,309,000
           June 2001                                          13,417,454

         B.       RELATED PARTY TRANSACTIONS

         Yorokal's Loan.

         Yorokal, which owned more than 5% of the Company shares at the time, gave the Company loans, from November 1997 through April 1998, amounting to approximately $1 million. The loans bear interest of prime + 3% and are repayable immediately upon request. The loan could be converted into Company shares upon the lender's request. The conversion rate was not to be less than 95% of the higher of the price of the shares on the Tel-Aviv Stock Exchange on the date of notification of the private placement, or the average price of the shares during the 90 trading days ending on the notification date.

         In February 1998, upon request of Yorokal, the Company initiated the process for a private offering of 3,550,460 Ordinary Shares to Yorokal, in exchange of the above-mentioned loan. The Company made public its intention to make such a private placement, and filed with the Israeli Securities Authority ("ISA") a notification to that effect. Due to the ISA's request for additional details and clarifications in respect of the share issue, the process was delayed, and the stock issue was not concluded since the shareholders' meeting did not convene.

         The loan was repaid in full in March 2000 (see note 28 of the Consolidated Financial Statements).

         Sherwing Loan.

         Sherwing Investment S.A. ("Sherwing"), Yorokal's parent company, gave a loan of approximately $850,000 to our subsidiary (at the time) Aryt Holdings in the first quarter of 1997, in consideration of a convertible debenture secured by Telegate shares purchased with the loan's money, giving the lender the right to convert the loan into shares, which will constitute 99% of the outstanding shares of Aryt Holdings at the time of conversion. In addition Sherwing received an option, exercisable under certain conditions, to purchase our shares in Aryt Holdings for $1,000. Sherwing did not have any interest holding in the Company when the loan was made.

         In December 1997, Aryt Holdings received an additional loan of approximately $101,000 from Sherwing. In April and May 1998, Aryt Holdings received additional loans from Sherwing in the amount of $55,000 and $1.29 million respectively. In September 1999, holders of Aryt Holdings exercised their right to purchase all of the shares of Aryt Holdings in exchange for $1,000. We recognized a capital gain of $968,000 on the sale.

         Officer and Employee Compensation.



                  In January  2000,  we issued  1,550,000  Series 9 Warrants to certain of our key employees as set forth bellow:

-----------------------------------------------------------------------------------------------------------
Employee               Number of          Vesting Period                                    Exercise Price
                       Warrants
-----------------------------------------------------------------------------------------------------------
Shmuel Bachar          700,000            200,000 Warrants fully vested as of July 1,       NIS 1.35
                                          2000.  16,662 Warrants per month from August 1,
                                          2000, and 12,500 Warrants per month from August
                                          1, 2001

-----------------------------------------------------------------------------------------------------------
Arie Geller            350,000            43,750 Warrants fully vested as of July 1,        NIS 1.35
                                          2000. 7,291 Warrants per month
-----------------------------------------------------------------------------------------------------------
Ran Eckhaus            200,000            25,000 Warrants fully vested as of July 1,        NIS 1.35
                                          2000. 4,166 Warrants per month
-----------------------------------------------------------------------------------------------------------
Yosef Reich            150,000            18,750 Warrants fully vested as of July 1,        NIS 1.35
                                          2000. 3,125 Warrants per month
-----------------------------------------------------------------------------------------------------------
Eitan Shemesh          150,000            18,750 Warrants fully vested as of July 1,        NIS 1.35
                                          2000. 3,125 Warrants per month
-----------------------------------------------------------------------------------------------------------



The above options vested during August 2000. During August 2000, the directors and employees of the Company exercised all of the outstanding Series 9 Stock Options and purchased 1,550,000 Ordinary Shares for NIS 2,092,500. The exercise of such options was financed by a loan from the Company to its employees and officers for the exercise price. The loan is in NIS and is linked to the Israeli Consumer Price Index and is set at the interest rate of four percent (4%) per annum. The loan is due upon the employee's or officer's disposition of such shares.

         Amcoram.

         In February 1999 we issued our Series 4 Debentures to a group of investors led by Excellence Investments Ltd. and Tamar Central Pension Fund directed by Israel Discount Bank Ltd. for an amount of $1.5 million. To secure the repayment of the Series 4 Debentures, concurrent with the issuance of such Debentures we purchased 23,678 ordinary shares of Telegate from Aryt Holdings and registered a first priority charge on such shares in favor of the debenture holders. During 1999 debenture holders converted 1,087,151 of their Series 4 Debentures into 1,087,151 of our Ordinary Shares. In February 2000, Amcoram exercised its option to purchase Aryt's Series 4 Debentures for $1.462 million. In March 2000, Amcoram converted the Series 4 Debentures into approximately 10.77% of Aryt's issued and outstanding capital.

         In October 2000, Aryt provided Amcoram with a loan of $3.08 million. The loan bears interest at a rate of 6.9% per annum and is repayable in 40 equal quarterly installments commencing as of January 2002.

         In January 2001, Amcoram distributed a dividend of approximately $1.161 million to Aryt and Aryt re-contributed such amount to Amcoram as a contribution of capital in exchange for additional shares of Amcoram.

         Group Structure.

         In January 2001, Aryt adopted a resolution to sell its subsidiaries Reshef and Amcoram to Aryt Systems pursuant to a Share Exchange. After such transaction is completed, Aryt will hold approximately 89% of the issued and outstanding share capital of Aryt Systems. In addition, Aryt and Aryt Systems have entered into a Management Agreement pursuant to which Aryt will provide office and logistic services, consulting services, and certain other services in exchange for the payment of fees on a cost-plus 17% basis, but not in an excess of $80,000 plus 2.5% of the consolidated net profit of Aryt Systems. The above transaction has been approved by the general meeting of the shareholders of Aryt Systems and by the Tel-Aviv Stock Exchange. The sale of Reshef and Amcoram to Aryt Systems has been completed on June 28, 2001.

         Management Fees (as of June 28, 2001).

         We entered into management agreements with the following of our subsidiaries and investee companies:

         Reshef, has agreed to pay Aryt an annual management fee of $70,000 plus 1.5% of its gross sales revenues. The agreement is for a period of 1 year, renewable annually. We have agreed to assign our rights to receive annual fees from Reshef, to Aryt Systems as of July 1, 2001.

         Amcoram has agreed to pay Aryt an annual management fee of $50,000 plus 1.5% of its Amcoram's sales revenues. The agreement is for a period of 1 year, renewable annually. We have agreed to assign our rights to receive annual fees from Amcoram, to Aryt Systems as of July 1, 2001.

         Sensotech has agreed to pay Aryt an annual management fee of $ 25,000. The agreement is for a period of 1 year, renewable annually.

         SygMed, an affiliate, has agreed to pay Aryt an annual management fee of $ 30,000. The agreement is for a period of 1 year, renewable annually.

         Officecore.com, an affiliate, has agreed to pay Aryt, commencing on 2001, an annual management fee of $ 15,000. The agreement is for a period of 1 year, renewable annually.

         ElscinTec, an affiliate, has agreed to pay Aryt, commencing on 2001, an annual management fee of not less than $25,000 and not more than approximately $100,000. The amount of management fees will be determined by the actual services provided. The agreement is for a period of 1 year, renewable annually.



         C.       INTERESTS OF EXPERT AND COUNSEL

                  Not Applicable.


                 (Remainder of page intentionally left blank)

Item 8.   FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 for Audited Consolidated Financial Statements.

         Export Sales.

         The Company had export sales from Israel to Asia of approximately $854,000, $1.083 million and $837,000 during the year ended December 31, 2000, 1999 and 1998, respectively.

         The Company had export sales from Israel to Europe of approximately $282,000, $425,000 and $718,000 during the year ended December 31, 2000, 1999 and 1998, respectively.

         Such export sales constituted 14.8%, 21.4% and 25.6% of our total sales for each of the years ended December 31, 2000, 1999, l998, respectively.(Note 21 Financial Statements)

              Legal Proceedings.

         Shareholder Litigation.

         On November 2, 1999, a complaint was filed in the Tel Aviv District Court by certain of our shareholders against Aryt Industries, Ltd., Channon Associates Ltd., Gilad Shabtai, Yoram Oron and certain other parties (the "Defendants"). The suit alleges that the Defendants, other than Aryt, conspired to improperly take advantage of Aryt and its public shareholders for their own personal benefit by assigning or transferring certain of our rights in Telegate without receiving adequate consideration. In addition, the plaintiffs allege that the Defendants improperly diluted, or caused the dilution of, the value of Aryt by entering into, or approving, the private placement with ASL since plaintiffs allege that they offered to purchase such securities at a price higher than that paid by ASL. The plaintiffs are seeking to have the claim certified as a shareholder derivative suit or a class action suit and are seeking to have the relevant Defendants turn over all Telegate shares held by them and to have the ASL share issuance declared void along with certain other remedies.

         The Court denied the plaintiff's motion to have the claim certified as a class action suit and approved the shareholder derivative suit. The Defendants have appealed to the Israeli Supreme Court challenging the certification of the claim as a shareholder derivative suit. The parties are waiting for the court to render a decision in the matter.

         The Company denies such allegations and intends to vigorously defend against the suit. However, there can be no assurance as to the outcome of any litigation. We have reserved on our financial statement $110,000 in respect of legal fees regarding this litigation.

         Chief Scientist.

         In 1998 we received a claim from the office of the Chief Scientist alleging that we owe them $602,000 with respect to royalties from sales of products financed in part through grants from the Chief Scientist.

         During 2000, we reached an agreement with the Chief Scientist whereby we will pay to the Scientist royalties in the amount of $220,000, during 2001, and the Scientist will remove all demands in connection with the full repayment of the royalties except as said below. However, a dispute still remains regarding royalties of $60,000 that the Chief Scientist is claiming in respect of a certain transaction. A provision was recorded in the financial statements regarding the Company's commitments.

         Customer Dispute.

         There is a dispute between a subsidiary and two customers regarding breakdowns which were found in fuzes that were supplied to them in the past. In accordance with an understanding between the parties, it was agreed that the subsidiary will reimburse for part of the expenses. The subsidiary recorded in its books a provision of $ 446,000 in respect of said expenses.

         We are not a party to any other material litigation or disputes.

         Dividend Policy.

         Since 1993, we have not paid dividends on our Ordinary Shares and do not anticipate paying any such dividends in the foreseeable future.

         B.       SIGNIFICANT CHANGES

         Other than as described herein or in the Notes to the Consolidated Financial Statements attached hereto (see Item 17), there have been no significant changes since the date of our financial statements filed herewith under Item 17.

                 (Remainder of page intentionally left blank)

Item 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS


Not Applicable, except for Items 9A(4) and Item 9C, which are detailed below:


         Our Ordinary Shares are traded on the Tel-Aviv Stock Exchange and in the over-the-counter market (OTC Bulletin Board) in the United States, and are not traded on any other stock exchange. Our Ordinary Shares have been traded on the Tel-Aviv Stock Exchange since December 1982. On December 11, 1996, our Ordinary Shares were delisted from the NASDAQ Stock Market, and since April 1997 have been traded on the OTC Bulletin Board under the symbol ARYTF.

         The prices set forth below are the high and low closing bid prices for our ordinary shares as reported by the Tel-Aviv Stock Exchange and the OTC Bulletin Board for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six month period ending May 30, 2001. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.


                             TEL-AVIV (in NIS)                               OTC (in US $)
                             --------                                        ---


YEAR                            HIGH              LOW                        HIGH                  LOW
1996........................                                                 .........    Not Available (see preceding
                                                                             .........    paragraphs)
1997........................    2.61              0.57
1998........................    1.74              0.61                       .........    0.55     0.10
1999........................    1.62              0.80                       .........    0.44     0.22
2000........................    2.17              0.92                       .........    0.72     0.16

QUARTER                         HIGH              LOW                        HIGH                  LOW

1999:                                                                        .........
         First Quarter......    1.13              0.90                       .........    0.24     0.19
         Second Quarter.....    1.27              0.80                       .........    0.29     0.16
         Third Quarter......    1.62              1.14                       .........    0.44     0.22
         Fourth Quarter.....    1.35              0.86                       .........    0.28     0.16
2000:                                                                        .........
         First Quarter......    2.7               0.92                       .........    0.72     0.25
         Second Quarter         2.02              1.34                       .........    0.51     0.31
         Third Quarter......    1.77              1.40                       .........    0.89     0.26
         Fourth Quarter.....    1.40             1.007                       .........    0.38     0.20
2001:                                                                        .........
         First Quarter......    1.093            0.897                       .........    0.25     0.16


MOST RECENT                     HIGH              LOW                        HIGH                  LOW

SIX MONTHS

April 2001...............       1.01             0.897                       .........    0.21     0.17
March 2001..............        0.99             0.897                       .........    0.23     0.16
February 2001...........        1.048            0.959                       .........    0.25     0.21
January 2001............        1.093            0.959                       .........    0.25     0.21
December 2000.........          1.07             1.007                       .........    0.26     0.21
November 2000.........          1.09             1.053                       .........    0.25     0.20


                 (Remainder of page intentionally left blank)

Item 10.  ADDITIONAL INFORMATION


         A.       SHARE CAPITAL

         Not Applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Objects and Purposes.

         We were first registered under Israeli law on May 17, 1979 as a private company, and on July 25, 1982 became a public company. Our registration number with the Israeli registrar of companies is 52-003335-8. The full details of our objects and purposes can be found in Section 2 of our Memorandum of Association filed with the Israeli registrar of companies. Among the objects and purposes stipulated are the following, "to engage in any kind of commercial and/or productive business and to engage in any action or endeavor which the company's managers consider to be beneficial to the company."

         Transfer of Shares and Notices.

         Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

         Election of Directors.

         The Ordinary Shares do not have cumulative voting rights in the election of Directors. Thus, the holders of Ordinary Shares conferring more than 50% of the voting power have the power to elect all the Directors, to the exclusion of the remaining shareholders.

         Dividend and Liquidation Rights.

Dividends on our Ordinary Shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our Board of Directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         Voting, Shareholders' Meetings and Resolutions.

         Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders.

         These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 40% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Board may designate. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

         Under the new Israeli Companies Law, unless otherwise provided in the Articles of Association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our Articles of Association require approval of 75% of the shares present and voting to amend the Articles of Association and to revise the structure of our Board of Directors.

         Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

     -     any amendment to the Articles of Association;

     -     an increase of the company's authorized share capital;

     -     a merger; or

     - approval of certain actions and transactions which require shareholder approval.

         In addition, each and every shareholder has the general duty to refrain from depriving the rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles of Association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company is under a duty to act in fairness towards the company.

         The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties, which typically do not apply to shareholders of U.S. companies, may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

         Restrictions on Non-Israeli Residents.

         The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel.

         Mergers and Acquisitions under Israeli Law.

         The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

         The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no 25% or more shareholder in the company. If there already is another 25%, but less than 50%, shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

         Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder's shares two years following the exchange and on the balance four years hereafter even if the shareholder has not yet sold the new shares.

         Modification of Class Rights.

         Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class at a separate class meeting.

         Board of Directors.

         According to the Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause the company to borrow or secure payment of any sum or sums of money, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the company. A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter. For additional information, please see Item 6C. "Board Practices".

         Exculpation of Office Holders.

         Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care provided the articles of association of the company allow it to do so. Our articles allow us to exempt our office holders to the fullest extent permitted by law.

         Insurance of Office Holders.

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

     -     a breach of his duty of care to us or to another person;

     - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     -     a financial liability imposed upon him in favor of another person.

         Indemnification of Office Holders.

         Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

     - a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by the court; and reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

     - proceedings we institute against him or instituted on our behalf or by another person;

     -    a criminal charge from which he was acquitted; or

     - a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent.

         Our Articles of Association also include provisions:

     - authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to types of events which our Board of Directors deems to be anticipated when the undertaking is given and to an amount determined by our Board of directors to be reasonable under the circumstances; and

     -   authorizing us to retroactively indemnify an officer or director.

         Limitations on exculpation insurance and indemnification.

         The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     - a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     - a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

     - any act or omission done with the intent to derive an illegal personal benefit; or

     -   any fine levied against the office holder.

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

         We have agreed to exempt from liability and indemnify our office holders to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.


         C.       MATERIAL CONTRACTS

         Investment in investee companies.

         During 1999 and 2000, Aryt commenced its business plan of investing in diversified companies in the defense technology and medical sectors. For a description of each of the investment transactions, see Item 4. "Information on the Company-Business Overview" and Item 5. "Operating Results-Liquidity" and Item 7. "Major Shareholders and Related Party Transactions-Related Party Transactions".

         Group Structure.

         The Company has entered into an agreement with respect to the acquisition of Aryt Systems Ltd. and its conversion into a holding company to hold all of Aryt's interests in Amcoram and Reshef. This transaction has been completed and closed on June 28, 2001. See Item 4. "Information on the Company-Business Overview" for a detailed description of the transaction.

         Series 2, 3 & 4 Convertible Debentures.

         For an description of Aryt's Series 2, 3 & 4 Convertible Debentures, see Item 4. "Information on the Company-Business Overview" and Item 7. "Major Shareholders and Related Party Transactions-Related Party Transactions".

         Series 4, 7 & 8 Warrants

         For an description of Aryt's Series 4, 7 & 8 Warrants, see Item 4. "Information on the Company-Business Overview" and Item 7. "Major Shareholders and Related Party Transactions-Related Party Transactions".

         Sale of Terayon Shares.

         During January, 2000, we closed the sale of all of our Telegate Ltd. ("Telegate") shares to Terayon Communication Systems ("Terayon"). In exchange of our shares in Telegate, we received 220,000 Terayon shares and approximately NIS 167,000 in cash. During the first 2 quarters of 2000, we sold approximately 200,000 of our Terayon shares for an average price of $198 per share. The remainder of our Terayon shares which were not sold are held in escrow under the terms of the Terayon transaction. We have written off such shares due to a lack of certainty concerning the receipt of such shares and the current price of Terayon shares (approximately $3-5 per share).

         As a result of the transaction with Terayon (the sale of Telegate shares to Terayon), we realized a capital gain of approximately $12 million. As a result of the sale of Terayon's shares we had a gross capital gain of approximately $28 million. These gains have been recorded in our financial statements under "Other Income (Net)" and "Financial Expenses (Income) Net", respectively.


         D.       EXCHANGE CONTROLS

         In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency. There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares or the proceeds from the sale of the shares, provided that any applicable Israeli income tax has been paid or withheld on such amounts. See Section E, below, entitled "Taxation". However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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


         E.       TAXATION

         The following contains a discussion of certain Israeli and United States tax consequences to United States holders of Ordinary Shares not doing business in Israel. In addition, the following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         Taxation under Israeli Law of Non-Israeli Shareholders; Estate Taxes.

         Under an exemption currently in effect, and under the approval of the applicable Israeli Tax Authority' s committee regarding the taxation of shares which are listed for trade in Israel and in other stock exchange recognized under Israeli regulations, so long as the Ordinary Shares are traded on the Tel-Aviv Stock Exchange, gains on the sale of our Ordinary Shares will generally be exempt from Israeli capital gains tax. In addition, the Convention Between The State Of Israel And The Government Of The United States Relating To Relief From Double Taxation (the "Treaty") exempts from Israeli taxation any capital gain realized on the sale, exchange or other disposition of Ordinary Shares by a U.S. Resident (as defined in the Treaty) who owned, directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition.

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

    o    Israel has no estate tax.

         Proposed Tax Reform.

         On July 26, 2000, the Israeli government submitted a bill to the Israeli Parliament that would amend Israeli tax laws. The bill, based on the recommendations of the public Committee on the Reform of Taxes on Income, aims to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

         The bill proposes, among other things, to impose a tax upon capital gains at rate of up to 25% upon individuals and non Israeli residents, including capital gains derived from the sale of shares in publicly traded companies (which are currently exempt from capital gains tax); to impose a tax on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income; and to increase the tax rate from zero to 10% on the exempt period under the alternative package of benefits for Approved Enterprises under the Law for the Encouragement of Capital Investments, 1959.

         In order to be enacted as legislation, the bill must be approved by the Israeli Parliament and published. If implemented, the bill might result in the imposition of Israeli capital gains taxes on non-Israeli residents who are not eligible for an exemption under a relevant tax treaty.


         General Corporate Tax Structure

         The regular rate of corporate tax in Israel to which Israeli companies are subject is 36%. As described below, the tax rate payable by a company which derives income from an 'Approved Enterprise' may be considerably less.

         Law for the Encouragement of Capital Investments, 1959

         The Law for Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an "Approved Enterprise". Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel.

         Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular rate of 36%, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents ('foreign investment level'). The tax rate is:

         o 20% if the foreign investment level is 49% or more but less than 74%;

         o 15% if the foreign investment level is 74% or more but less than 90%; and

         o 10% if the foreign investment level is 90% or more.

         The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years, or ten years for a company whose foreign investment level exceeds 25% from the first year in which the Approved Enterprise has taxable income.

         The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which production commenced and 14 years from the year of receipt of Approved Enterprise status.

         A company owning an Approved Enterprise may elect to receive, in lieu of the foregoing, an alternative package of benefits. Under the alternative package, the company's undistributed income derived from an Approval Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period. A bill submitted to the Israeli parliament by the Israeli government on July 26, 2000 proposes, among other things, to increase the tax rate from zero to 10% during the exempt period under the alternative package of benefits.

         The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria set forth in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits, linked to the Israeli consumer price index and interest. These conditions include:

         o adhering to the business plan contained in the application to the Investment Center;

         o financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of ordinary shares;

         o filing regular reports with the Investment Center with respect to the Approved Enterprise; and

         o obtaining the approval of the Investment Center for changes in the ownership of a company.

         Reshef's facilities were granted "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("the law"). Undistributed income derived from the approved enterprise is entitled to a reduced tax rate of 25% for seven years.

         The benefit period for the approved programs of Reshef commenced in 1993-1994.

         Dividends paid out of income derived from an Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including withholding tax thereon, at the rate that would have been applicable had the company not elected the alternative package of benefits. The dividend recipient is taxed at a reduced rate of 15%, applicable to dividends from an Approved Enterprise, if the dividend is paid during the same benefit period and at any time up to 12 years thereafter. The withholding tax rate will be up to 25% after such period. If the foreign investment level in the company exceeds 25%, the 12-year limitation period does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

         When dividends are distributed from the Approved Enterprise, they are generally considered to be attributable to the entire enterprise and their effective tax rate is a result of a weighted combination of the applicable tax rates. In the event that we pay a cash dividend from income that is derived from our Approved Enterprises pursuant to the alternative package of benefits, which income would otherwise be tax-exempt, we would be required to pay tax on the amount of income distributed as dividends at the rate which would have been applicable if we had not elected the alternative package of benefits, that rate is ordinarily up to 25% and to withhold at source on behalf on the recipient of the dividend an additional 15% of the amount distributed.

         The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.]

         Law for the Encouragement of Industry (Taxes), 1969

         Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, a company qualifies as an 'Industrial Company' if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS, exclusive of income from capital gains, interest and dividends, is derived from Industrial Enterprises owned by that company. An 'Industrial Enterprise' is defined as an enterprise whose major activity in a particular tax year is industrial activity.

         Industrial Companies qualify for accelerated depreciation rates for machinery, equipment and buildings used by an Industrial Enterprise. An Industrial Company owning an Approved Enterprise, as described below, may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

         Pursuant to the Industry Encouragement Law, an Industrial Company is also entitled to amortize the purchase price of know-how and patents over a period of eight years beginning with the year in which such rights were first used.

         Eligibility for the benefits under the law is not subject to receipt of prior approval from any governmental authority.

          Both Reshef and Amcoram qualify as an Industrial Company within the definition of the Industry Encouragement Law. However, the definition may be amended from time to time and the Israeli tax authorities, which reassess our qualifications annually may determine that Reshef and Amcoram no longer qualify as an Industrial Company. As a result of either of the foregoing, the benefits described above might not be available in the future.

         Taxation Under Inflationary Conditions

         The Income Tax (Inflationary Adjustment) Law, 1985, commonly referred to as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deduction and tax loss carry forwards to mitigate the effects resulting from an inflationary economy. Our taxable income is determined under this law.

         The Israeli Income Tax Ordinance and regulations ___ promulgated thereunder allow 'Foreign-Invested Companies,' which maintain their accounts in U.S. dollars in compliance with the regulations, to adjust their tax returns based on exchange rate fluctuations of the NIS against the U.S. dollar rather than changes in the Israeli consumer price index, or CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company more than 25% of the share capital of which in terms of rights to profits, voting and appointment of directors, and of the combined share capital of which including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change the election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a 'Foreign-Invested Company,' we are entitled to measure our results for tax purposes on the basis of changes in the exchange rate of the U.S. dollar in future tax years.

         A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.


         U.S. Federal Tax Considerations; Taxation of U.S. Holders.

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

         Distributions.

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

         Dispositions.

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

         Passive Foreign Investment Company.

         We believe that historically we have not been a passive foreign investment company for United States federal income tax purposes and do not expect to become a passive foreign investment company in the future. However, because of the sale of certain securities that we owned during 2000 (the "Telegate-Terayon" transaction), we believe that we would be a passive foreign investment company for that year. Consequently, a U.S. Holder who owns Ordinary Shares during 2000 will be subject to the passive investment company tax rules discussed below.

         A company is considered a passive foreign investment company for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of this test, we are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

         In determining whether we are a passive foreign investment company, we rely, among other things, on our projected income and projected acquisition and capital expenditure plans for the current year and for future years. However, it is possible that our actual income, acquisitions and capital expenditure will not match our projections, which may result in our classification as a passive foreign investment company. This was the case for 2000.

         We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

         If we are a passive foreign investment company for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any excess distribution that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of (i) the three preceding taxable years and (ii) your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules (a) the excess distribution or gain from a sale or other disposition (including a pledge) of the Ordinary Shares will be allocated ratably over your holding period for the ordinary Shares, (b) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and (c) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         The tax liability for amounts allocated to years prior to the year of disposition or excess distributions cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

         If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a qualified electing funds election to include your share of our income on a current basis. However, you may make a qualified electing funds election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

         If we have been a passive foreign investment company and then cease to be one, a U.S. Holder may avoid taxation under the passive foreign investment company rules discussed above for future years when we are not a passive foreign investment company by making a deemed sales election once we no longer qualify as a passive foreign investment company. The effect of such an election is to cause you to be treated as having sold your shares on the last day of the year for which we were a passive foreign investment company. Any gain from such deemed sale would be taxed under the rules described above.

         Alternatively, a U.S. Holder of marketable stock in a passive foreign investment company may also make a mark-to-market election for stock of a passive foreign investment company to elect out of taxation under the rules described above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

         The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Commission or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that our Ordinary Shares will continue to be listed on the Tel-Aviv Stock Exchange and, consequently, the mark-to-market election would be available to you were we to be or become a passive foreign investment company.

         If you hold Ordinary Shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.


F.       DIVIDENDS AND PAYING AGENTS

         Not Applicable.

G.       STATEMENT BY EXPERTS

         Not Applicable.

H.       DOCUMENTS ON DISPLAY

         Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to a registration statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

         You may review a copy of our filings with the SEC, including exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically, as a foreign private issuer we are not obligated to do so.

         You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.


I.       SUBSIDIARY INFORMATION

         Not Applicable.

                 (Remainder of page intentionally left blank)

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our cash, cash equivalents or short-term investments were approximately $3.08 million, $1.62 million and $800,000 at December 31, 2000, 1999, and 1998, respectively, and we had cash flow from operations of $(1.92) million, ($772,000) and $155,000 for 2000, 1999 and 1998, respectively. The results of our operations are affected by, among other things, the inflation rate in Israel, the devaluation rate of the Shekel in relation to the dollar, and the timing of devaluation of the Shekel compared to the timing of inflation. Since we incur significant expenses in Shekels, the profitability of our sales in dollars is reduced when the rate of devaluation of the Shekel does not keep pace with the inflation rate in Israel (which has been the case each year except 1998).

         As discussed under Item 4.C "Description of Business-Special Considerations Applicable to Israeli Companies", through "linkages," many obligations of or payments to Israeli companies, including us, are increased from time to time by an amount related to changes in indices, such as a price index or the exchange rate of a foreign currency. The relationship between our assets and liabilities in Shekels, and whether and to what extent they are linked to different indices and the differences in rates of change of those indices, impacts our financial results.

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

         During 1998 and 1999, we did not hold any securities or other financial instruments or derivatives for trading purposes, held only immaterial amounts of deposits as interim investments pending use in our business, and did not have any material market risk attributable to such deposits.

         As a result of our sale of our interest in Telegate and our disposition of substantially all of the Terayon shares that we received in that transaction, we received gross proceeds of approximately $40.73 million. After payment of transaction expenses, debts, provision for taxes, and application of funds to acquisitions of interests in our investee companies, at the completion of our sale of our Terayon shares, we had approximately $24 million, at December 31, 2000 we had, on a consolidated basis, approximately $18 million, and at June 28, 2001 we have, on a consolidated basis, approximately $15 million, available for investment in our business.

         Pending application in our existing businesses or in investment opportunities in emerging technology companies, our funds have been invested as follows:



         (i) A portion of our funds has been invested in saving accounts, or mutual funds investing in saving accounts, in major Israeli banks linked to the U.S. dollar. Those funds are available to us upon demand. The amounts so invested, the weighted average earnings (loses) borne by those funds, and the risk-adjusted rate of return on those funds is summarized below for the periods indicated. Upon demand; (i) in case of an investment in a bank, we were entitled to receive the Shekel equivalent of the dollar amount indicated, together with interest accrued for the period from deposit until withdrawal, and (ii) in case of an investment in a mutual fund we were entitled to receive the Shekel equivalent of the dollar amount of the aggregate units' value we had in such mutual funds, upon withdrawal.




               Quarter Ended            Balance(1)            Income (loss)(2)
                                     (in million US$)         (in million US$)
            ------------------------------------------------------------------
                  3/31/00                   11                     (0.15)
            ------------------------------------------------------------------
                  6/30/00                   14                      0.20
            ------------------------------------------------------------------
                  9/30/00                   11                      0.15
            ------------------------------------------------------------------
                 12/31/00                    9                     (0.04)
            ------------------------------------------------------------------
                  3/31/01                   7                       0.05
            ------------------------------------------------------------------
            (1)   The balance, in dollars, on closing of quarter.
            (2) The cumulative gain or (loss) of amounts invested, in banks and mutual funds, during the quarter, in dollars, on balance of deposit during the quarter.



         (ii) A portion of our funds has been invested in daily NIS saving accounts in major Israeli banks, or mutual funds investing in NIS saving accounts. Those funds are available to us upon demand. The amounts so invested, the weighted average earning (loss) borne by those funds, and the risk-adjusted rate of return on those funds is summarized below for the periods indicated. Upon demand: (i) in case of investment in a bank, we were entitled to receive in Shekels the amount indicated, together with the interest accrued on a daily basis, and (ii) in case of an investment in a mutual fund we were entitled to receive in Shekels the aggregate units' value we had in such mutual funds, upon withdrawal.


              -----------------------------------------------------------------
               Quarter Ended            Balance(1)            Income (loss)(2)
                                     (in million US$)         (in million US$)
              -----------------------------------------------------------------
                  3/31/00                   5                       0.01
              -----------------------------------------------------------------
                  6/30/00                   4                      (0.04)
              -----------------------------------------------------------------
                  9/30/00                   6                      (0.11)
              -----------------------------------------------------------------
                 12/31/00                   4                       0.04
              -----------------------------------------------------------------
                  3/31/01                   4                       0.03
              -----------------------------------------------------------------
            (1)      The balance, in dollars, on closing of quarter.
            (2) The cumulative gain or (loss) of amounts invested, in banks and mutual funds, during the quarter, in dollars, on balance of deposit during the quarter. Loses may be attributed, among others, to the fluctuation of the Shekel in relation to the dollar at the end of each quarter.

          (c) A portion of our funds has been invested in a portfolio of equity securities listed on the NASDAQ and/or Tel Aviv Stock Exchanges. The amounts so invested for the periods indicated below, and the value of such investments at the beginning and end of such period, are summarized below.

                ---------------------------------------------------------------
                Quarter Ended      Closing Balance(1)        Earning (loss)(2)
                                    (in million US$)          (in million US$)
                ---------------------------------------------------------------
                        3/31/00            6                      (0.78)
                ---------------------------------------------------------------
                        6/30/00            5                       0.07
                ---------------------------------------------------------------
                        9/30/00            5                      (0.07)
                ---------------------------------------------------------------
                       12/31/00            3                      (2.57)
                ---------------------------------------------------------------
                        3/31/01            2                      (0.49)
                ---------------------------------------------------------------

               (1) The value, in dollars of the holdings at the closing of the quarter (measured by the closing sale price of such holdings on the last trading day of the relevant quarter).
               (2) Gain or (loss) for the period based on the change from the opening balance to the closing balance. The sum of (a) the earnings/losses from securities held through the quarter (measured by the closing sale price of such holdings on the last trading day of such quarter), plus/minus (b) in the case of the sale of any holding, the earnings/loss during such quarter from the sold holdings, plus (c) any dividends or other distributions during the quarter. Loses may be attributed, among others, to the fluctuation of the Shekel in relation to the dollar at the end of each quarter.


          At June 28, 2001 the market value of the portfolio was $12.5 million, and together with an additional investment in the amount of $2.5 million (a tax refund received during June 2001) - $15 million.

          There is no assurance as to the results of our investments for the year ended 2001.

          We have not acquired any other securities or financial instruments or any derivatives, nor have we entered into any hedging transactions (other than the linkages in the certificates of deposit) with respect to our cash at hand. None of our interim investments have been made for trading purposes, although our equity securities are traded in order to preserve capital and mitigate risk.

          We believe that our interim investments have not subjected us to any currency or inflation risks that we are not already subject to in our business, as described above. Our NIS savings accounts subject us to interest rate risk, to the extent that the rate of inflation in Israel from time to time exceeds the interest rate on our savings account. However, in 2000 the rate of inflation in Israel was 0% and since 1995 the rate of inflation in Israel has been less than 9% each year except 1996 (when it was 10.6%). Our investment in equity securities exposes us to equity price risks of the equity markets generally, and of the technology sector in particular, the timing and magnitude of which we cannot predict.




                 (Remainder of page intentionally left blank)

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


                  Not Applicable.


                 (Remainder of page intentionally left blank)

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


                  Not Applicable.


                 (Remainder of page intentionally left blank)

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

                  Not Applicable.


                 (Remainder of page intentionally left blank)

Item 15. [RESERVED]

                 (Remainder of page intentionally left blank)

Item 16. [RESERVED]

                 (Remainder of page intentionally left blank)

                                   PART III

Item 17.          FINANCIAL STATEMENTS



                   ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 2000


                                IN U.S. DOLLARS




                                     INDEX




                                                                      Page
                                                                      -------

Report of Independent Auditors                                          F-2

Consolidated Balance Sheets                                          F-3 - F-4

Consolidated Statements of Operations                                   F-5

Statements of Changes in Shareholders' Equity (Deficiency)              F-6

Consolidated Statements of Cash Flows                                F-7 - F-9

Notes to Consolidated Financial Statements                         F-10 - F-58

List of Group Companies                                                 F-59




                           - - - - - - - - - - - - -

ERNST & YOUNG


                           Kost Forer & Gabbay         Phone: 972-3-6232525
                           3 Aminadav St.              Fax:   972-3-5622555
                           Tel-Aviv 67067, Israel









                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                             ARYT INDUSTRIES LTD.


       We have audited the accompanying consolidated balance sheets of Aryt Industries Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of certain affiliates, the investment in which on the equity basis of accounting totaled $ 1,113 thousand as of December 31, 2000, and the Company's share in the losses of which totaled $ 137 thousand for the year ended December 31, 2000. These statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those certain affiliates, is based solely on the reports of the other auditors.

       We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States (see Note 30 to the consolidated financial statements).




Tel-Aviv, Israel                               KOST FORER & GABBAY
March 29, 2001                         A Member of Ernst & Young International



                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------


                                                                                                     December 31,
                                                                                         -------------------------------------
                                                                                              2000                 1999
                                                                                         ----------------     ----------------
                                                                             Note                    U.S. dollars
                                                                           ---------     -------------------------------------
                                                                                                    (In thousands)
    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                     4                  3,082                1,620
Marketable securities                                                         5                 15,395                    -
Trade receivables                                                             6                  3,120                1,588
Other accounts receivable and prepaid expenses                                7                  2,968                  171
Inventory                                                                     8                  2,574                3,364
Investment in investee                                                        9                      -                  680
                                                                                         ----------------     ----------------

                                                                                                27,139                7,423
                                                                                         ----------------     ----------------
LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Long-term loans and receivables                                               10                   103                    -
Investments in investees                                                      9                  2,734                    -
                                                                                         ----------------     ----------------

                                                                                                 2,837                    -
                                                                                         ----------------     ----------------

PROPERTY AND EQUIPMENT, NET                                                   11                 1,628                1,857
                                                                                         ----------------     ----------------

MINORITY INDEBTEDNESS                                                                               65                    -
                                                                                         ----------------     ----------------

OTHER ASSETS, NET                                                             12                 3,605                   51
                                                                                         ----------------     ----------------

                                                                                                35,274                9,331
                                                                                         ================     ================



The accompanying notes are an integral part of the consolidated financial statements.





                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------

                                                                                                  December 31,
                                                                                    ------------------------------------------
                                                                                           2000                   1999
                                                                                    -------------------    -------------------
                                                                         Note                     U.S. dollars
                                                                       ----------   ------------------------------------------
                                                                                      (In thousands, except per share data)
  LIABILITIES AND SHAREHOLDERS' EQUITY
    (DEFICIENCY)

CURRENT LIABILITIES:
Credit from banks                                                         13                1,581                  4,359
Trade payables                                                            14                1,222                    819
Other accounts payable and accrued expenses                               15                2,701                  2,364
Customer advances                                                         16                   61                    298
                                                                                    -------------------    -------------------

                                                                                            5,565                  7,840
                                                                                    -------------------    -------------------
LONG-TERM LIABILITIES:
Convertible debentures                                                    17                1,698                  2,122
Long-term bank loans, net of current maturities                           18a               2,537                      -
Other long-term liabilities                                               18b                 839                      -
Accrued severance pay                                                     19                  411                    368
                                                                                    -------------------    -------------------

                                                                                            5,485                  2,490
                                                                                    -------------------    -------------------

COMMITMENTS AND CONTINGENT LIABILITIES                                    21

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital -
  Ordinary shares of NIS 1 par value -                                    22
    Authorized: 61,000,000 shares as of December 31, 2000
    and 1999. Issued and outstanding: 47,640,031 and
    38,297,756 shares as of December 31, 2000 and 1999,
    respectively.                                                                          13,481                 11,157
  Additional paid-in capital                                                               11,877                 11,693
  Accumulated foreign currency translation adjustments                                          9                      -
  Treasury stock                                                                           (1,337)                     -
  Notes from employees                                                                       (532)                     -
  Retained earnings (accumulated deficit)                                                     726                (23,849)
                                                                                    -------------------    -------------------

                                                                                           24,224                   (999)
                                                                                    -------------------    -------------------

                                                                                           35,274                  9,331
                                                                                    ===================    ===================


The accompanying notes are an integral part of the consolidated financial statements.






                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                               Note                         U.S. dollars
                                                             ---------    --------------------------------------------------
                                                                                (In thousands, except per share data)
Sales and services provided                                     26              7,681             7,041             6,073
Cost of sales                                                  25a              5,938             5,533             5,065
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Gross profit                                                                    1,743             1,508             1,008
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Research and development costs, net                            25b                858               845               779
Selling and marketing expenses                                 25c                359               426               402
General and administrative expenses                            25d              2,255             1,452             1,631
                                                                          --------------    --------------    --------------
                                                                                                              --------------

                                                                                3,472             2,723             2,812
                                                                          --------------    --------------    --------------
                                                                                                              --------------

Operating loss                                                                  1,729             1,215             1,804
Financial income (expenses), net                               25e             23,411              (322)             (503)
Other income (expenses), net                                   25f             11,884             2,234                (9)
                                                                          --------------    --------------
                                                                                                              --------------

Income (loss) before taxes on income                                           33,566               697            (2,316)
Taxes on income                                                20f              8,594                 -                27
                                                                          --------------    --------------    --------------

Income (loss) after taxes on income                                            24,972               697            (2,343)
Equity in losses of affiliates                                                    414             2,563             1,777
Minority interest in subsidiaries                                                  17                 -                 -
                                                                          --------------    --------------    --------------

Income (loss) from continuing operations                                       24,575            (1,866)           (4,120)
Income from discontinued operations                             3                   -                 -             1,054
                                                                          --------------    --------------    --------------

Net income (loss) for the year                                                 24,575            (1,866)           (3,066)
                                                                          ==============    ==============    ==============
                                                                                                              --------------

Earnings (loss) per NIS 1 nominal value of
Ordinary shares (in dollars):
Basic earnings (loss) per share:
  Earnings (loss) from continuing operations                    27              0.57              (0.05)           (0.15)
                                                                          ==============    ==============    ==============
  Earnings from discontinued operations                                             -                 -             0.04
                                                                          ==============    ==============    ==============
  Earnings (loss) for the year                                                  0.57              (0.05)           (0.11)
                                                                          ==============    ==============    ==============

Diluted earnings (loss) per share:
  Earnings (loss) from continuing operations                    27              0.51              (0.05)           (0.15)
                                                                          ==============    ==============    ==============
  Earnings from discontinued operations                                             -                 -             0.04
                                                                          ==============    ==============    ==============
  Earnings (loss) for the year                                                  0.51              (0.05)           (0.11)
                                                                          ==============    ==============    ==============



The accompanying notes are an integral part of the consolidated financial statements.



                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
-----------------------------------------------------------------------------------------------------------------------------------

                                                             Accumulated
                                                               foreign                      Retained               Notes
                                              Additional       currency                      earnings            receivable
                                   Share        paid-in        translation    Treasury    (accumulated             from
                                   capital      capital       adjustments     stock        (deficit)     Total   employees  Total
                                   -------   -----------    --------------   ---------   ------------    ------  ---------  -----
                                                                                   U.S. dollars
                                   ------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
Balance as of January 1, 1998         8,336      11,573           -               -           (18,917)      992     -        992

Conversion of debentures into           288         155           -               -               -         443     -        443
shares Loss for the year                 -           -            -               -            (3,066)   (3,066)    -     (3,066)
                                   ---------   ----------    ------------    ------------   -----------  -------   ------ --------

Balance as of December 31, 1998       8,624      11,728           -               -           (21,983)   (1,631)    -     (1,631)

Conversion of debentures into         1,789           2           -               -               -       1,791     -      1,791
shares Issuance of shares, net          744         (37)          -               -               -         707     -        707
Loss for the year                        -           -            -               -            (1,866)   (1,866)    -     (1,866)
                                   ---------   ----------   --------------   -------------   ----------  ------    ------ ---------

Balance as of December 31, 1999      11,157      11,693           -               -           (23,849)     (999)    -       (999)

Conversion of debentures into shares
  by subsidiary                       1,166         171           -            (1,337)            -         -       -         -
Exercise of stock options into          774         (10)          -               -               -         764     -        764
shares Capital surplus from acquisition
  of Company's convertible debentures by
  subsidiary                             -         (125)          -               -               -        (125)    -       (125)
Issuance of shares to employees         385         135           -               -               -         520    (520)      -
Erosion of notes receivable from
  employees                              -           12           -               -               -          12     (12)      -
Foreign currency translation             -           -            9               -               -           9      -         9
adjustment
Net income for the year                  -           -            -               -             24,575    24,575     -     24,575
                                   ---------    ----------    ---------     ----------        ---------   ------   -----  --------

Balance as of December 31, 2000      13,481      11,877           9            (1,337)             726    24,756   (532)   24,224
                                   ===========  ==========    =========     ==========        ==========  ======   =====  ========


The accompanying notes are an integral part of the consolidated financial statements.




                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
Cash flows from operating activities:
Net income (loss) for the year                                               24,575            (1,866)           (3,066)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Impairment of an investment                                                    75                 -                 -
  Gain from sale of marketable securities, net                              (23,556)                -                 -
  Gain from issuance of shares by subsidiary                                      -            (1,257)                -
  Depreciation and amortization                                                 548               577               538
  Deferred income taxes, net                                                      -                 -                27
  Increase (decrease) in accrued severance pay                                   43               (20)             (153)
  Capital loss (gain) from sale of property and equipment                       (13)               (9)                9
  Minority interest in subsidiaries                                             (17)                -                 -
  Equity in losses of affiliates                                                414             2,563             1,777
  Gain from sale of investment in affiliate, net of tax                      (3,352)             (968)                -
  Erosion of loans, debentures and interest                                       -                53               289
  Results of operations, net of changes in intercompany
    balances and changes in cash and cash equivalents
    related to discontinued operations                                            -                 -            (1,054)
  Decrease (increase) in trade receivables                                   (1,533)             (283)            1,355
  Decrease (increase) in other accounts receivable and
    prepaid expenses                                                           (236)              292               140
  Decrease (increase) in inventory                                            1,103               930              (531)
  Increase (decrease) in trade payables                                         372                (9)             (462)
  Increase (decrease) in other accounts payable
    and accrued expenses                                                        208               (71)              767
  Increase (decrease) in customer advances                                     (548)             (704)              519
                                                                         --------------    --------------    --------------

Net cash provided by (used in) operating activities                          (1,917)             (772)              155
                                                                         --------------    --------------    --------------





The accompanying notes are an integral part of the consolidated financial statements.




                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
Cash flows from investing activities:
Proceeds from sale of marketable securities, net of tax                        9,614                 -                 -
Investment in investees                                                       (2,391)                -            (1,245)
Proceeds from sale of investment in a subsidiary (a)                               -               (12)                -
Purchase of property and equipment                                              (269)             (241)             (131)
Loans granted to an investee                                                       -                 -              (579)
Proceeds from sale of property and equipment                                      75                43                 9
Investment in long-term deposit                                                  (71)                -                 -
Loans granted to employees                                                       (70)                -                 -
Proceeds from loans granted to employees                                           1                 -                 -
Purchase of other assets                                                      (1,257)                -                 -
Payment for acquisition of certain companies (b)                              (1,957)                -                 -
                                                                         --------------    --------------    --------------

Net cash provided by (used in) investing activities                            3,675              (210)           (1,946)
                                                                         --------------    --------------    --------------

Cash flows from financing activities:
Short-term credit from banks, net                                               (715)            1,269              (310)
Issuance of shares (net of issuance expenses)                                      -               707                 -
Proceeds from exercise of stock options                                          764                 -                 -
Proceeds from issuance of convertible debentures, net                              -             1,500             1,415
Proceeds from long-term loans                                                  2,716                18             2,100
Principal payments of long-term loans                                         (1,175)           (1,268)             (218)
Redemption and payment of convertible debentures                              (1,886)             (424)             (424)
                                                                         --------------    --------------    --------------

Net cash provided by (used in) financing activities                             (296)            1,802             2,563
                                                                         --------------    --------------    --------------

Increase in cash and cash equivalents                                          1,462               820               772
Cash and cash equivalents at the beginning of the year                         1,620               800                28
                                                                         --------------    --------------    --------------

Cash and cash equivalents at the end of the year                               3,082             1,620               800
                                                                         ==============    ==============    ==============

Supplemental disclosure of cash flows information:

  Cash paid during the year for interest                                        187                257               348
                                                                         ==============    ==============    ==============

  Cash paid during the year for taxes on income                              11,364                  6                14
                                                                         ==============    ==============    ==============




The accompanying notes are an integral part of the consolidated financial statements.




                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)

(a)      Sale of investment in a subsidiary:
         -----------------------------------

           Working capital (excluding cash)                                        -                571                 -
           Investment in an affiliate                                              -                390                 -
           Long-term liabilities                                                   -             (1,941)                -
           Gain from sale of investment in a subsidiary                            -                968                 -
                                                                         --------------     -------------     --------------

                                                                                   -                (12)                -
                                                                         ==============     =============     ==============

(b)      Investment in newly consolidated subsidiaries:
         ----------------------------------------------

         Estimated fair value of assets acquired and
           liabilities assumed as of the acquisition date:
           Working capital deficiency (excluding cash and
               cash equivalent)                                                  400                  -                 -
           Investment in an affiliate                                             15                  -                 -
           Property and equipment                                                 (7)                 -                 -
           Minority interest at date of acquisition                              (49)                 -                 -
           Goodwill created                                                   (2,402)                 -                 -
           Short-term loan from the Company                                       55                  -                 -
           Long-term loans including current maturities                           31                  -                 -
                                                                         --------------     -------------     --------------

                                                                              (1,957)                 -                 -
                                                                         ==============     =============     ==============

(c)      Significant non-cash operations:
         --------------------------------

           Conversion of debentures into shares                                1,337              1,791               443
                                                                         ==============     =============     ==============

           Acquisition of investee by long-term borrowing                        839                  -                 -
                                                                         ==============     =============     ==============

           Issuance of shares to employees against notes
               receivable                                                        520                  -                 -
                                                                         ==============     =============     ==============




The accompanying notes are an integral part of the consolidated financial statements.


                                    ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1:-      GENERAL

a.     Description of the Company:

1. Aryt Industries Ltd. (hereby: "the Company") is a public company whose shares are traded on both the Tel-Aviv Stock Exchange and on the OTC-BULLETIN Board in the United States.

2. The Company is a holding company which mainly manages, establishes and develops companies that are engaged in various fields and takes an active part in their management. The Company's Israeli companies are engaged in the following business segments: medical, defense and technology.

3. The Company sells its products throughout the world. For the years ended December 31, 2000, 1999 and 1998 approximately 15%, 22% and 26%, respectively, of the Company's total sales were derived from sales to customers outside Israel. Sales in Israel are mainly to the Ministry of Defense and to the Israeli Military Industries.

                    The Company's business is dependent on the military segment, consequently, any changes in the military marketplace could affect the Company's operating results and financial condition (see Note 26).

4.     In 1999, the Company held in 20% of Telegate Ltd. ("Telegate").

       In October 1999, the Company approved a commitment contract entered between Telegate and Terayon Communication System Inc. ("Terayon") and all of Telegate shareholders in the matter of selling all of Telegate's shares to Terayon in consideration for shares in Terayon and cash payment.

       In January 2000, upon the completion of the transaction, the Company sold its investment in Telegate and Telegate became Terayon's wholly owned subsidiary. Following the transaction, Aryt received 204,620 of Terayon's shares and $ 41 thousand in cash. As of the date of the issuance of the financial statements, Aryt sold all of its interest in Terayon in consideration for the average price of $ 198 per share.

       As a result of the transaction, in 2000, the Company recorded a capital gain of $ 11,946 thousand and net gain from marketable securities of $ 28,015 thousand. These gains are included in "Other income" and "Financial income", respectively.

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


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israeli GAAP"), which differ in certain respects from these followed in the United States (see Note 30).

a.     Use of estimates:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.     Financial statements in U.S. dollars:

                 The Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29 to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effect of foreign currency remeasurement are reported in current operations.

                 Certain subsidiaries and affiliates that operate independently from the Company, prepare their financial statements in accordance with the directives of Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel.

Pursuant to the directives of Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel, the resulting difference between the investment and the remeasurement of shareholders' equity, in respect of the said companies, and according to changes in the exchange rates of the different functional currencies, is carried to a separate item among the statement of changes in shareholders' equity, "Cumulative foreign currency translation adjustments".

c.     Principles of consolidation:

       The consolidated financial statements include the accounts of the Company and its subsidiaries listed below. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

       Subsidiaries included in consolidation:


                                                                                                December 31, 2000
                                                                                        -----------------------------------
                                                                                                Shares conferring
                                                                                        -----------------------------------
                                                                                            Voting            Rights to
                                                                                            rights             profits
                                                                                        ----------------    ---------------
                                                                                               %                  %
                                                                                        ----------------    ---------------
                     Reshef Technologies Ltd.                                                  100                 100
                     Amcoram Ltd.                                                              100                 100
                     C.T.S. Combat Training Simulation Ltd.                                     51                  51
                     Aryt Systems Ltd. (formerly: Ram-Zur Industries Ltd.)                      63                  63
                     Voice Diary Ltd.                                                           64                  64

       Company shares that were acquired by the subsidiary, were presented using the treasury shares method (see Note 17).

d.     Investments in investees:

                     1. Investments in privately held companies in which the Company can exercise significant influence over operating and financial policy of the affiliate are presented using the equity method of accounting.

                            Goodwill is amortized in equal annual installments over 10 years, commencing with the acquisition date. Based on its most recent analysis, management believes that no impairment of goodwill exists as at December 31, 2000.

2.     As for deferred taxes, see j. below.

e.     Cash equivalents:

                     The Company considers all highly liquid investments, originally purchased with maturities of three months or less to be cash equivalents.

f.     Marketable securities:

                     Marketable securities invested for the short-term and available for sale in the immediate-term are presented at their quoted market price as of balance sheet date in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel. Changes in their value are carried to the statement of operations in financing item.

g.     Inventory:

                     Inventory is stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

                     Raw materials - by the "average cost" method.

                     Work in progress and finished products - on the basis of cost which includes materials, labor and other direct and indirect costs.

                     Inventory is stated net of specific advances received in this respect.

h.     Property and equipment:

1. These assets are stated at cost, net of related investment grants.

2. Depreciation is calculated using the straight line method at annual rates which are deemed sufficient to depreciate the assets over their estimated useful lives, as follows:

                                                        %
                           -----------------------------------------

             Buildings                                        4 - 10
             Leasehold improvements        Over the term of the lease agreement
             Machinery and equipment                     6 - 20 (mainly 10%)
             Motor vehicles                                  15
             Office furniture and equipment              6 - 33 (mainly 6%)
             Investment grants                               10

3. Capitalized leasehold rights are amortized over the leasehold period.

i.     Amortization of other assets and deferred charges:

1. The unallocated excess of the investment in a subsidiary over its equity upon acquisition is carried to goodwill which is presented among deferred charges, and is amortized over a period of 10 years commencing with the date of acquisition.

2. Know-how is amortized using the straight line method over a period of 10 years.

3. Right to future contract for the sale of inventory to customers is amortized using the straight line method over a period of 2 years.

4. Patents are amortized using the straight line method over a period of 8 years.

5. Issuance expenses of debentures are amortized over the period from the date of the issuance until maturity date, taking into account the balances which were not repaid at the end of each year.

6. The Company evaluates annually the realization of goodwill and other intangible assets and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations. Based on its most recent analyses, management believes that no impairment of other assets exists as at December 31, 2000.

j.     Deferred taxes:

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

       The differences between the value of real estate assets, property and equipment, and inventory in the adjusted financial statements and their value for tax purposes (considering the determinations set forth in statement 40 of the Institute of Certified Public Accountants in Israel) accrued vacation pay, accrued severance pay and losses for tax purposes.

       Deferred tax balances are calculated according to the expected tax rate when these taxes are released to the statement of operations.

       Companies which incurred tax loss carryforwards did not record tax assets resulting from tax loss carryforwards and other temporary differences between financial reporting and the recognition for tax purposes due to the uncertainty as to the utilization of these losses.

       Deferred taxes were not included in respect of selling investments in investees since the Company intends to hold these investments. In addition, deferred taxes were not included in respect of distribution of earnings by investees as dividends since the distribution of dividend does not cause an additional tax liability.

k.     Revenue recognition:

       In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the consolidated results of operations or financial position.

       Revenues from service contracts and management fees are recognized ratably over the term of the service contract or at the time that services are rendered.

                     Revenues from sales of products are recognized upon fulfillment of the following four criteria:

                     -     Persuasive evidence of an arrangement exists.
                     - Delivery has occurred or services have been rendered.
                     - The seller's price to the buyer is fixed or determinable
                     -     Collectibility is reasonably assured.

l.     Provision for repairs:

       The provision for repairs is computed based on Company's management estimate and based on past experience. In light of past experience, the Company does not create provision for repairs, except for the stated in
       Note 21a(3).

m.     Research and development costs:

       Research and development costs, net of related grants and participations, are charged to expenses, as incurred.

n.     Earnings (loss) per share:

       Earnings (loss) per share is calculated, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel. (See
       Note 27).

o.     Convertible debentures:

                     Convertible debentures are included on the basis of the probability of conversion, in accordance with criteria set forth in Statement No. 53 of the Institute of Certified Public Accountants in Israel.
                     In the event that the conversion is not deemed foreseeable, the debentures are stated at their monetary liability value at balance sheet date, and in the event that the conversion is likely, the debentures are presented between liabilities and shareholders' equity at the greater of their monetary liability value or capital value.

p.     Concentration of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities, loans to investees and trade receivables.

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

                     Generally, there is exposure due to the concentration of credit among a small number of customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. In many cases, the Company requires customer advances. The allowance for doubtful accounts is calculated in respect of debts, which in management's opinion, are doubtful of collection.

                     The Company's marketable securities include investments in various companies and in Government of Israel debentures. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                     The Company holds a long-term note receivable from a subsidiary, amounting to $ 3,086 as of December 31, 2000 (see Note 9). The long-term note receivable is unsecured, and if not paid, a material loss could result to the Company.

                     A subsidiary entered into foreign exchange forward contract to minimize the short-term impact of foreign currency fluctuations on inventory to a certain customers denominated in Turkish Lira. This contract is highly inversely correlated to the hedge item and is designated as, and considered effective as, hedges of the underlying assets.

q.     Advertising costs:

                     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2000, 1999 and 1998 were approximately $ 39, $ 22 thousand and $ 31 thousand, respectively.

r.     Fair value of financial instruments:

                     The book value of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables and other accounts payable, approximates their fair value due to the short-term maturities of these instruments.

                     The fair value for marketable securities are based on quoted market prices.

                     Liabilities to banks and other long-term liabilities are estimated by discounting the future cash flows using rates currency used for notes of similar terms and maturities and therefore approximates fair values.

s.     Derivative financial instruments:

       A certain subsidiary enters into forward transactions in order to reduce the specific risks (commitments for the export of products) that are related to the exposure to the fluctuations in the exchange rates of foreign currency.

                     The results of forward transactions for the purchase or sale of foreign currency that are designated to hedge the proceeds from export against the fluctuations in foreign currencies (hedging transactions) are carried to the statement of operations concurrently with the record of the results of these export and import transactions.

              t.     Royalty-bearing grants:

                     Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

              u.     Severance pay:

                              The Company's liability for severance pay is
                     calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies.


                              The deposited funds include profits accumulated
                     up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.



NOTE 3:-      DISCONTINUED OPERATIONS

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

              The gain recorded from the settlement with TAT in 1998 which amounted to $ 1,054 thousand was presented in the statement of operations as "Income from discontinued operations".


NOTE 4:-      CASH AND CASH EQUIVALENTS

                                                                                                 December 31,
                                                                                        -------------------------------------
                                                                                             2000                 1999
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)
              Cash in NIS                                                                        852                1,588
              Cash in foreign currency                                                         2,230                   32
                                                                                       ----------------     ----------------

                                                                                               3,082                1,620
                                                                                       ================     ================


NOTE 5:- MARKETABLE SECURITIES


                                                                  December 31,
                                                       ------------------------------------
                                                           2000                 1999
                                                       ---------------    -----------------
                                                                  U.S. dollars
                                                       ------------------------------------
                                                                 (In thousands)
Marketable securities presented at market price:
Shares                                                       5,899                    -
Stock options                                                  121                    -
Participation certificates of mutual funds                   8,922                    -
Government bonds and debentures                                453                    -
                                                       --------------     ----------------

                                                            15,395                    -
                                                       ==============     ================




NOTE 6:- TRADE RECEIVABLES

         Open accounts                                       3,120                1,097
         Accrued income                                          -                  491
                                                       ----------------     ----------------

                                                             3,120                1,588
                                                       ================     ================


NOTE 7:- OTHER ACCOUNTS RECEIVABLE

         Government authorities (3)                          2,780                   81
         Advances to suppliers                                  21                    -
         Investees (1)                                          22                    9
         Prepaid expenses                                       16                    -
         Unbilled receivables                                    5                   69
         Related parties (2)                                    38                    -
         Employees (2)                                          32                    -
         Others                                                 54                   12
                                                       --------------     ----------------

                                                             2,968                  171
                                                       ==============     ================

        (1) Intercompany balances among the Group companies for the current year of operations.

        (2)     Linked to the U.S. dollar and does not bear interest.

        (3)     See Note 20h.


NOTE 8:- INVENTORY
                                                                  December 31,

                                                      -------------------------------------
                                                           2000                 1999
                                                      ----------------    -----------------
                                                                  U.S. dollars
                                                      -------------------------------------
                                                                 (In thousands)

              Raw materials                                  2,030                1,610
              Work in progress                                 311                1,902
              Finished products                                233                  165
                                                      ---------------     ----------------

                                                             2,574                3,677
              Less - customer advances                           -                  313
                                                      ---------------     ----------------

                                                             2,574                3,364
                                                      ===============     ================


NOTE 9:- INVESTMENTS IN INVESTEES

a.  In affiliates:

         Cost of shares                                      3,129                3,489
         Post-acquisition losses                              (303)              (2,809)
         Amortization of goodwill                              (99)                   -
         Foreign currency translation adjustments                7                    -
                                                     ----------------     ----------------

                                                             2,734                  680
                                                     ================     ================
         Unallocated goodwill upon acquisition:

         Original cost                                       1,871                1,794
                                                     ================     ================

         Balance as of balance sheet date                    1,772                1,794
                                                     ================     ================


b.  Additional information:

1.  Reshef Technologies Ltd. ("Reshef"):

        Reshef is engaged in the research, development, production and marketing of advanced electronic fuses for military purposes.

    A 100% owned subsidiary.

        As for events subsequent to the balance sheet date, see Note 29g.

2. Amcoram Ltd. ("Amcoram"):

   Amcoram develops, manufactures and markets training simulators for ground forces as well as electro-optical systems. Amcoram specializes in selling turnkey systems, rather than individual products.

   In November 1999, Reshef sold its holdings (100%) to the Company.

   In February 2000, Amcoram exercised the option for the acquisition of all of the Company's outstanding debentures (series 4) (5,199,349 par value) for the payment of $ 1,462 thousand. In March 2000, Amcoram converted all the remaining debentures (series 4) that it had into 4,642,275 Ordinary shares of Aryt.

   In September 2000, Amcoram completed an investment of $ 80 thousand in C.T.S. in exchange for 510 Ordinary shares of NIS 1 par value each, representing 51% of the share capital of C.T.S. after the allocation. At the time when C.T.S. initial marketing activity is completed, which includes the construction of beta systems and their presentation to several potential customers, Amcoram has undertaken to make an additional investment in C.T.S. in the amount of $ 300 thousand. Amcoram retains the right not to make that investment and, accordingly, its holdings in C.T.S. will be diluted to 30%. As for events subsequent to the balance sheet date, see Note 29.

   In September 2000, Amcoram completed the acquisition of the activity of Technology Systems - Tecsys Ltd. ("Tecsys") including the know-how, goodwill, and right to future contracts for the sale of inventory to customers which are included among other assets.

   In consideration for the acquisition of activity, Amcoram paid to Tecsys $ 1,251 thousand, in cash, and an additional amount of $ 750 thousand is payable over a period of 5 years. As of December 31, 2000, $ 68 thousand were paid on account of that commitment.

   Tecsys is a private company engaged in the development, manufacture and marketing of indoor training simulators for the defense forces based on advanced technology incorporating video and graphic display. The technology is Amcoram's proprietary and protected by a patent.

   In October 2000, the Company extended to Amcoram a loan of $ 3,086 thousand repayable in 40 equal quarterly payments from January 2002. The loan is linked to the Israeli CPI and bears annual interest of 6.9%.

3. Voice Diary Ltd. ("Voice Diary"):

   Voice Diary is a private company engaged in the development and manufacture of a palm diary, activated by voice.

   In January 2000, the Company was issued 11,652 shares, representing 13% of the issued and outstanding share capital of Voice Diary in exchange for the authorization of a credit line of up to $ 150 thousand for financing the manufacture of the voice diary.

   In November 2000, the Company invested $ 25 thousand in exchange for 100,000 shares, whereby increasing its interest in Voice Diary to 35%.

   During December 2000, Voice Diary allocated additional 300,000 shares to the Company in exchange for the above authorization of credit so that, as of December 31, 2000, the Company holds in 64% of Voice Diary.

   As of December 31, 2000, the Company extended to Voice Diary loans in the aggregate amount of $ 55 thousand which are payable in the course of 2001.

   As for events subsequent to the balance sheet date, see Note 29e.

4. Aryt Systems Ltd. (formerly: Ram-Zur Industries Ltd.) ("Aryt Industries"):

   In July 2000, the Company signed an agreement with Aryt Systems, a public company whose shares are traded on the Tel Aviv Stock Exchange and with its controlling shareholders whereby the company invested $ 1,775 thousand in exchange for 7,350,000 shares of Aryt Systems which were issued by a private placement.

   Concurrently with the private placement, Aryt controlling shareholders transferred to the Company 2,688,000 shares of Aryt Systems at no additional consideration so that immediately after the private placement and the transfer of shares, the Company holds in 63% of Aryt Systems share capital. The above agreement was conditioned that, ___ concurrently ___ with the ___ implementation of the agreement, the former controlling shareholders of Aryt Systems acquired from Aryt Systems all its business activity (assets and liabilities) against the payment of Aryt System's outstanding debts and liabilities as of the time the activity was transferred, subsequent to receiving the Company's payment in respect of the allocated shares.

   During October 2000, the transaction was completed.

   The Company and Aryt Systems hold advance negotiations regarding the sale of the Company's holdings in companies of the military segment, i.e. Reshef and Amcoram to Aryt Systems (as for events subsequent to the balance sheet date, see Note 29d.).

5. Sensotech Ltd. ("Sensotech"):

      Sensotech is engaged in the development, manufacture and marketing of intelligent, ultrasonic security sensors based on unique proprietary and patented technology.

      In April 2000, the transaction for the investment in Sensotech was completed. According to the agreement, the Company invested in Sensotech $ 1 million in exchange for 25% of Sensotech's shares.

      In December 2000, the Company acquired additional 16.5% of the issued shares capital of Sensotech from a third party in exchange for $ 1 million, of which $ 960 thousand is payable within 3 years.

      Upon the completion of the transaction, the Company holds in approximately 41.5% of the issued share capital of Sensotech. In addition, the Company retains an option which is exercisable over one year, to invest in Sensotech an additional $ 1 million for 12% interest in Sensotech so that after the above option is exercised, the Company will hold in 53% of Sensotech.

      The investment in included in these financial statements among "Investments in affiliates".

      As for events subsequent to the balance sheet date, see Note 29f.

6. Investment in Officecore.com, Ltd. ("Officecore"):

      Officecore is engaged in the development of an internet complete work environment, primarily for small and medium business management, including office applications, customer relations management, e-commerce website management, inventory management and other models.

      In May 2000, the transaction for the investment in Officecore was completed. According to the agreement, the Company invested in Officecore $ 500 thousand in exchange for 30% of Officecore's shares. The Company retains an option, which is exercisable until February 2001, to invest in Officecore an additional $ 300 thousand for 15% interest in Officecore so that after the above option is exercised, the Company will hold in 45% of Officecore.

      The investment in included in these financial statements among "Investments in affiliates".

      As for events subsequent to the balance sheet date, see Note 29h.

7. SygMed Ltd. ("SygMed"):

      SygMed is engaged in the development, manufacture and marketing of medical robotic systems designed for early detection of breast cancer.

      In November 2000, the Company signed an agreement with SygMed for the investment of $ 750 thousand, so that after the investment the Company will hold in 21% of SygMed share capital.

      In addition, Aryt was granted the option to increase its holding in SygMed to 35% of the overall share capital of SygMed against an additional investment of $ 750 thousand within 12 months from the time that the transaction is closed and to 40% of the overall share capital of SygMed against an additional investment of $ 500 thousand within 24 months from the time that the transaction is closed.

      The investment in included in these financial statements among "Investments in affiliates".


NOTE 10:-LONG-TERM LOANS AND RECEIVABLES

a.       Composition:

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             2000                 1999
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                     Long-term loans and receivables (1)                                         141                    -
                     Less - current maturities                                                    38                    -
                                                                                       ----------------     ----------------

                                                                                                 103                    -
                                                                                       ================     ================

(1) Linked to the U.S. dollar and do not bear interest.

b.       Payment dates:

                     First year - current maturities                                              38                    -
                                                                                       ----------------     ----------------

                     Second year                                                                  26                    -
                                                                                       ----------------     ----------------

                     Deposit for lease of 3 vehicles, in respect of
                        three last months of lease                                                77                    -
                                                                                       ----------------     ----------------

                                                                                                 141                    -
                                                                                       ================     ================




NOTE 11:-     PROPERTY AND EQUIPMENT, NET

              a.     Composed as follows:

                                 Buildings
                                    and            Machinery                        Office
                                 leasehold            and                         furniture
                               improvements        equipment         Motor           and           Investment
                                   (**)               (*)          vehicles       equipment          grants          Total
                              ----------------    ------------    ------------   -------------    -------------    -----------
                                                                       U.S. dollars
                              ------------------------------------------------------------------------------------------------
                                                                      (In thousands)
 Cost:
 Balance at January 1, 2000           1,751           5,339             304            383           (1,576)           6,201
 Additions during the year               43             144               -             82                -              269
 Additions for newly
 consolidated subsidiary                  -               4               -              3                -                7
 Disposals during the year                -               -            (182)             -                -             (182)
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Balance at December 31,
 2000                                 1,794           5,487             122            468           (1,576)           6,295
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Accumulated depreciation

 Balance at January 1, 2000             764           4,174             139            299           (1,032)           4,344
 Additions during the year              116             382              29             23             (107)             443
 Disposals during the year                -               -            (120)             -                -             (120)
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Balance at December 31,
 2000                                   880           4,556              48            322           (1,139)           4,667
                              ----------------    ------------    ------------   -------------    -------------    -----------

 Depreciated cost at
 December 31, 2000                      914             931              74            146             (437)           1,628
                              ================    ============    ============   =============    =============    ===========

 Depreciated cost at
 December 31, 1999                      987           1,165             165             84             (544)           1,857
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

b. Investment grant:

   The investment grant, which was deducted from the cost of assets, has been received by the Company and Reshef, pursuant to the Law for the Encouragement of Capital Investments, 1959 (see Note 20a). Final approval for receiving the grant is subject to the implementation of the approved plan and compliance of the terms of the approval. In the opinion of the Company's management and the subsidiary's management, the companies comply with the terms related to the receipt of the grant.

c. Depreciation expenses for the years ended December 31, 2000, 1999 and 1998, were $ 443 thousand, $ 475 thousand and $ 519 thousand, respectively.

d. As for charges, see Note 23.


NOTE 12:-     OTHER ASSETS, NET

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             2000                 1999
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)
              Goodwill:
                 Original amount                                                               2,423                    -
                 Less - accumulated amortization                                                  49                    -
                                                                                       ----------------     ----------------

                                                                                               2,374                    -
                                                                                       -----------------    ----------------
              Right to future contracts for the sale of inventory to
                  customers:
                 Original amount                                                                  30                    -
                 Less - accumulated amortization                                                   4                    -
                                                                                       -----------------    ----------------

                                                                                                  26                    -
                                                                                       -----------------    ----------------
              Patents:
                 Original amount                                                                  77                    -
                 Less - accumulated amortization                                                   2                    -
                                                                                       -----------------    ----------------

                                                                                                  75                    -
                                                                                       ----------------     ----------------
              Know-how:

                 Original amount                                                               1,129                    -
                 Less - accumulated amortization                                                  35                    -
                                                                                       ----------------     ----------------

                                                                                               1,094                    -
                                                                                       -----------------    ----------------
              Issuance expenses of debentures:

                 Original amount                                                                  87                  153
                 Less - accumulated amortization                                                  51                  102
                                                                                       -----------------    ----------------

                                                                                                  36                   51
                                                                                       ----------------     ----------------

                                                                                               3,605                   51
                                                                                       ================     ================


NOTE 13:-     CREDIT FROM BANKS

a.            Composition:

                                                           Weighted interest rate                  December 31,
                                                       --------------------------------   --------------------------------
                                                           2000              1999             2000              1999
                                                       --------------    --------------   --------------    --------------
                                                                      %                            U.S. dollars
                                                       --------------------------------   --------------------------------
                                                                                                  (In thousands)
                     From banks:

                     NIS - unlinked                        12-20             16-22               672               793
                     Linked to the U.S. dollar          Libor+1.25        Libor+1.25              275              725
                                                                                           -------------    --------------

                                                                                                 947             1,518
                     Current maturities
                       of debentures and
                       long-term loans (1)                                                       634             2,841
                                                                                          --------------    --------------

                                                                                               1,581             4,359
                                                                                          ==============    ==============

                     (1)    See Notes 17 and 18.

   The Company's unused line of credit amounts to approximately $ 3,328 thousand.

b. As for charges, see Note 23.


NOTE 14:-     TRADE PAYABLES

                                                                                                   December 31,
                                                                                          --------------------------------
                                                                                              2000              1999
                                                                                          --------------    --------------
                                                                                                   U.S. dollars
                                                                                          --------------------------------
                                                                                                  (In thousands)

              Open accounts                                                                      602              605
              Notes payable                                                                      620              214
                                                                                          --------------   --------------

                                                                                               1,222              819
                                                                                          ==============   ==============


NOTE 15:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             2000                 1999
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

              Employees and payroll accruals                                                     411                  266
              Government authorities                                                             355                  131
              Accrued expenses                                                                 1,383                1,616
              Related parties (1)                                                                400                  351
              Others                                                                             152                    -
                                                                                       ----------------     ----------------

                                                                                               2,701                2,364
                                                                                       ================     ================

(1) Most of the balance is linked to the U.S. dollar and does not bear interest.


NOTE 16:-     CUSTOMER ADVANCES

              Customer advances                                                                   61                  611
              Less - advances netted from inventory                                                -                  313
                                                                                       ----------------     ----------------

                                                                                                  61                  298
                                                                                       ================     ================



NOTE 17:-     CONVERTIBLE DEBENTURES

a.            Composition

                                                        Linkage         Weighted                   December 31,
                                                                                       -------------------------------------
                                                         terms          interest             2000                 1999
                                                                                       -----------------    ----------------
                                                      ------------    -------------
                                                                           %                       U.S. dollars
                                                                      -------------    -------------------------------------
                                                                                                  (In thousands)
                     Convertible debentures
                     (series 3)                         dollar            4.9                  2,122                2,547
                     Convertible debentures
                     (series 4)                         dollar            7.2                      -                1,240
                                                                                       -----------------    ----------------

                                                                                               2,122                3,787
                     Less - current    maturities
                                                                                                 424                1,665
                                                                                       -----------------    ----------------

                                                                                               1,698                2,122
                                                                                       =================    ================






         Convertible debentures (series 3):

         In February 1997, the Company issued debentures (series 3) in consideration for debentures (series 2). The debentures are convertible into shares at current conversion rate of 297.4%.

         The debentures mature in nine equal annual installments commencing October 1997. The unconverted principal of the debentures bears annul interest of 4.9% payable semi-annually.

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

         As part of the debenture (series 2) arrangement, the Company undertook various commitments, such as: increasing its shareholders' equity within 24 months, reports to the escrow agent for the debentures as well as setting limits to the scope of its activities and penetrating into new business segments. Non-compliance with these commitments will result in a retroactive change in the interest rate from January 1, 1997. However, in any event the Company will not be required to pay interest at a rate higher than the dollar annual interest rate of 5.9%. According to the Company's management, as of balance sheet date, the Company is complying with these commitments.

         In 1999 and 2000, the Company redeemed debentures which were issued to institutions in consideration for $ 424 for each of the years. Up to balance sheet date, the Company either converted or redeemed 13,671,666 par value of debentures into shares.

         As of December 31, 2000, the balance of the outstanding debentures is NIS 6,311,112 par value.

         Convertible debentures (series 4):

         In November 1998, the Company entered into an agreement to allocate NIS 6,286,500 par value of debentures for NIS 1 per each NIS 1 par value of debentures.

         The debentures were allocated in February 1999 and the consideration amounted to $ 1,500 thousand.

         The debentures are convertible into shares at current conversion rate of 112%.

         The debentures are linked to the representative exchange rate of the dollar and are due to mature on November 22, 2000. The unpaid balance of the debenture principal will bear annual interest of 7.2% payable on November 22, 2000.

         During 1999, 1,087,151 par value of debentures were converted into 1,087,151 shares of NIS 1 nominal value each.

         In February 2000, in furtherance to an offering presented in December 1999, Amcoram, a subsidiary, purchased all of the Company's debentures (series 4) (5,199,349 debentures) in consideration for $ 1,462 thousand. In March 2000, Amcoram (a subsidiary) converted all the balance of the outstanding balance of debentures (series 4) it owned into 4,642,275 Ordinary shares of the Company.

b.            Aggregate maturities of the debentures are as follows:


                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                             2000                 1999
                                                                                        ----------------    -----------------
                                                                                                    U.S. dollars
                                                                                        -------------------------------------
                                                                                                   (In thousands)

                                                                                       ----------------     ----------------
                     First year - current maturities                                             424                1,665
                                                                                       ----------------     ----------------

                     Second year                                                                 426                  426
                     Third year                                                                  424                  424
                     Fourth year                                                                 424                  424
                     Fifth year                                                                  424                  424
                     Sixth year                                                                    -                  424
                                                                                       ----------------     ----------------

                                                                                               1,698                2,122
                                                                                       ----------------     ----------------

                                                                                               2,122                3,787
                                                                                       ================     ================

c. As for collateral provided to secure the debentures (series 3), see Note
   23.


NOTE 18:-     LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES

a.            Long-term bank loans:

                                                                                           December 31,
                                                                         -------------------------------------------------
                                                         Weighted                             In or
                                                         interest          Linked to        linked to
                                                           rate           the Israeli        foreign
                                                       --------------
                                                           2000               CPI          currency *)          Total
                                                       --------------    --------------   --------------    --------------
                                                             %                             U.S. dollars
                                                       --------------    -------------------------------------------------
                                                                                          (In thousands)

                     Banks                              Libor+1.25             31              2,716             2,747
                     Less - current maturities                                  8                202               210
                                                                         --------------   --------------    --------------

                                                                               23              2,514             2,537
                                                                         ==============   ==============    ==============
                     As of December 31, 2000, the aggregate maturities of
                     long-term loans are as follows:

                     First year (current maturities)                            8                202               210
                     Second year                                               16                825               841
                     Third year                                                 7                783               790
                     Fourth year                                                -                453               453
                     Fifth year                                                 -                453               453
                                                                         -------------    --------------    --------------

                                                                               31              2,716             2,747
                                                                         =============    ==============    ==============
b.            Other long-term liabilities:

                     Liabilities for the acquisition of
                       affiliate (1)                                            -                839               839
                                                                         =============    ==============    ==============

                     (1)  Repayment of loans is until the end of 2003.


NOTE 19:-     ACCRUED SEVERANCE PAY

a. The amounts deposited in managers' insurance policies and provident funds in the name of the employees and the related liability are not included in the balance sheet as they are not under the control and management of the Company.

b. Severance expenses (income) for the years ended December 31, 1998, 1999 and 2000, amounted to approximately $ (153) thousand, $ (20) thousand and $ 43 thousand, respectively.

NOTE 20:-     TAXES ON INCOME

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

- Reshef plant was granted an "approved enterprise" status under the Law for the Encouragement of Capital Investments, 1959 ("the law"). Undistributed income derived from the approved enterprise is entitled to a reduced tax rate of 25% for seven years. The benefit period for the approved programs of Reshef commenced in 1993-1994.

- If a dividend is distributed out of income attributable to revenues from an "approved enterprise", it will be liable to tax at the rate of 15%.

b. Law for the Encouragement of Industry (Taxes), 1969:

         The Company's subsidiaries are "industrial companies" under the Law for the Encouragement of Industry (Taxes), 1969, and accordingly, the companies are entitled to certain tax benefits in accordance with this law.

c. Taxation under inflation:

         In accordance with the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms based on the changes in the Israeli CPI.

d. Losses for tax purposes carried forward to future years:

   The Company and its subsidiaries have accumulated losses for tax purposes as of December 31, 2000, in the amount of approximately $ 6 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

e. In the tax report, the Company netted operating carryforward losses against gain from sale of Telegate. The financial statements include a tax assets receivable of $ 2.7 million in respect of said set-off.

f.   Deferred taxes:

     Deferred tax assets (liabilities) are composed as follows:

                                                                            Year ended December 31,
                                                               ---------------------------------------------------
                                                                    2000              1999              1998
                                                               ---------------   ---------------   ---------------
                                                                                  U.S. dollars
                                                               ---------------------------------------------------
                                                                                 (In thousands)

            Provisions for employee benefits and
              other temporary differences                             170               150                135
            In respect of tax loss carryforward                       802             6,115              6,388
                                                               --------------    --------------    --------------

            Gross deferred tax assets                                 972             6,265              6,523
                                                               --------------    --------------    --------------

            Depreciation                                               60               314                178
            Inventory                                                   -                 -                159
                                                               --------------    --------------    --------------

            Gross deferred tax liabilities                             60               314                337
                                                               --------------    --------------    --------------

            Net deferred tax assets before valuation
               allowance                                              912             5,951              6,186
            Valuation allowance for deferred
               taxes (1)                                             (912)           (5,951)            (6,186)
                                                               --------------    --------------    --------------

            Net deferred tax assets                                     -                 -                  -
                                                               ==============    ==============    ==============

            (1)    Deferred taxes which are associated with carryforward tax losses were carried as an asset up to the amount of the deferred taxes included among current liabilities and long-term liabilities. As for the remaining carryforward tax losses, no deferred taxes were recorded as an asset as their utilization is uncertain.

            Deferred tax balances are computed at the tax rate expected to be in effect at the time when they will be realized -
            36%.

g.   Taxes on income included in the statements of operations:
                                                                            Year ended December 31,
                                                               ---------------------------------------------------
                                                                    2000              1999              1998
                                                               ---------------   ---------------   ---------------
                                                                                  U.S. dollars
                                                               ---------------------------------------------------
                                                                                 (In thousands)
     Taxes on income included in the statements of operations:
               Current taxes in Israel                              8,594                 -                  -
               Deferred taxes in Israel (see f. above)                  -                 -                 27
                                                               --------------    --------------    --------------

                                                                    8,594                 -                 27
                                                               ==============    ==============    ==============

            Current taxes during the reported year were computed at the average tax rate of 36%.

h.   Reconciliation of theoretical tax expense:

                     A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)

                     Income (loss) before taxes on income                    33,566               697            (2,316)
                                                                        ==============    ==============    ==============

                     Statutory tax rate in Israel                                36%               36%               36%
                                                                        ==============    ==============    ==============

                     Theoretical tax expenses (benefit)                      12,084               250              (834)

                     Increase (decrease) in taxes resulting
                        from permanent differences - the tax
                     effect:

                     Tax benefit resulting from reduction in
                     tax rates for "approved enterprise"                          -               338               141
                     Tax adjustments in respect of inflation
                     in Israel and others                                         -                60                40
                     Tax-exempt income                                            -              (928)                -
                     Non-deductible expenses                                      -                21                33
                     Utilization of carryforward tax losses
                     for which deferred taxes were not   recorded
                     in the past                                             (5,792)             (350)                -
                     Losses for tax purposes for which   deferred
                     taxes were not recorded                                  2,253               609               647
                     Others                                                      49                 -                 -
                                                                        --------------    --------------    --------------

                     Taxes on income                                          8,594                 -                27
                                                                        ==============    ==============    ==============

                     Effective tax rate                                       25.60%                -                1.2%
                                                                        ==============    ==============    ==============

i.   Tax assessments:

                     Final tax assessments, by virtue of the law, have been received by the Company and by subsidiaries through the
                     1994 tax year.

     NOTE 21:- COMMITMENTS AND CONTINGENT LIABILITIES

a.   Contingent liabilities:

1.   Guarantees that were provided:

                    As of balance sheet date, contingent liabilities in respect of guarantees to banks and customers are as follows:

                                                                                                 December 31, 2000
                                                                                                 ------------------
                                                                                                   U.S. dollars
                                                                                                 ------------------
                                                                                                  (In thousands)

                    Guarantees to customers in respect of advances and raw material                     351
                                                                                                 ==================

                    In addition, there are unlimited guarantees in favor of subsidiaries.

2.   Legal claims filed against the Group:

                    a) In November 1999, a group of the Company's shareholders filed a claim against the Company and certain of its directors and related parties. The main allegations raised in the indictment against the Company are in respect of the Company's assignment of its rights in Telegate Ltd. without consideration and unlawfully, hence, causing to the dilution of its holdings in the affiliate.

                         The plaintiffs further claim that as a result of the private placement (see Note 22a), the Company caused to the dilution of the value of shareholding beyond that necessary as it did not accept the plaintiffs proposal to issue to them shares and options at like terms plus 5%.

                         The Company entirely rejects the allegations raised against it in the indictment.

                         Company management is of the opinion that the claim will not have any material impact on the Company except for fees, for which a provision of $ 110 thousand was recorded in the books.

                    b) A supplier filed a claim against a subsidiary in the aggregate amount of $ 7,296 as of December 31, 2000. The subsidiary provided in its books for the full amount.

3. There is a dispute between a subsidiary and two customers regarding breakdowns which were found in fuses that were supplied to them in the past. Of an understanding between the parties, it was agreed that the subsidiary will reimburse for part of the expenses. The subsidiary recorded in its books a provision of $ 446 thousand in respect of said expenses.

b.   Commitments:

1.   For lease of buildings:

                    The Company rents its facilities under various operating lease agreements which expire on various dates, the latest of which is in 2006. The minimum rental payments under non-cancelable operating leases as of December 31, 2000 are as follows:

                                                       U.S. dollars
                                                    --------------------
                                                      (In thousands)

                    First year                                444
                    Second year                               444
                    Third year                                444
                    Fourth year                               444
                    Fifth year                                444
                    Sixth year                                333
                                                    --------------------

                                                            2,553
                                                    ====================

                    2.  Employment contract with the CEO:

                        The Company signed an employment contract with its CEO, which contains, among other things, instructions regarding early notification and adjustment periods and special compensation grant of $ 75 thousand, in cases and times as set in the agreement.

                    3.  Royalties:

                        a) A subsidiary has received participation grants for research and development from the Chief Scientist in the Ministry of Industry and Trade of the ("Chief Scientist") Government of Israel in consideration for which the subsidiary is required to pay royalties at the rate of 2% - 5% on sales proceeds from products in which the Government participated in the research and development, in an amount not to exceed 100%-150% of the total grants received.

                             During the reported year, the subsidiary reached an agreement with the Chief Scientist whereby the subsidiary will pay to the Chief Scientist an amount of $ 220 thousand.

                             Furthermore, still remains a dispute regarding royalties differences of $ 60 thousand that are due to the Chief Scientist in respect of a certain transaction. The dispute was communicated to the legal adviser of the Office of the Chief Scientist for review, however, his opinion was not yet received.

                             A provision was recorded in the financial statements in order to cover the Company's commitment for the payment of royalties, as aforementioned.

                        b) A subsidiary was awarded from the Fund for the Encouragement of Marketing Activities grants for participation in marketing expenses overseas in consideration for which the subsidiary is committed to pay royalties at the annual rate of 3% of the increase in export sales from products marketed abroad in which the Fund participated in marketing.

                        c) As of December 31, 2000 and 1999, the Company has a remaining contingent obligation for royalties as described in a) and b) above of $ 2,639 thousand and $ 2,460 thousand, respectively.

                             In the year ended December 31, 2000, the Company paid royalties totaling approximately $ 53 thousand an amount of $ 34 thousand in 1999 and $ 146 in 1998.

                        d) Under Voice Diary's (subsidiary) research and development agreements with the Chief Scientist, Voice Diary is committed to pay royalties at the rate of 3% on sales proceeds from products developed under the research and development programs up to the amounts of financing, linked to the U.S. dollar.

                             According to the Chief Scientist decision dated August 24, 1999, Voice Diary was requested to refund to the Chief Scientist $ 41,386, including interest and linkage differences. The company provided in its books for the full amount. However, the company intends to demand that the Scientist reimburses for research and development for the period from December 1998 until March 1999.

                        e)   Certain of Voice Diary's (subsidiary)
                             shareholders participated in financing the research and development expenses in consideration for royalties at the rate of 3% of the subsidiary's proceeds from sale of the devices and 12% of the subsidiary's proceeds from sale of know-how gained as a result from the development of the device, up to the maximum amount of three times the amount of their financing.

                             Under certain conditions, the subsidiary may convert the remaining contingent obligation for royalties to the investors into shares. Most of the shareholders exercised their right to convert into the subsidiary's shares.

                    4.  Management fees:

The company entered into management agreements with the following subsidiaries and affiliates:

                        a) Reshef, subsidiary (100%) - is committed to pay to the Company annual management fees of $ 70 thousand plus 1.5% of Reshef's sales revenues.

                        b) Amcoram, subsidiary (100%) - is committed to pay to the Company annual management fees of $ 50 thousand plus 1.5% of Amcoram's sales revenues.

                        c) Sensotech, affiliate - is committed to pay to the Company annual management fees of $ 25 thousand.

                        d) SygMed, affiliate - is committed to pay to the Company annual management fees of $ 30 thousand.

                    5.  Derivative financial instruments:

                        A subsidiary entered into a forward transaction with a bank in order to reduce the specific risks related to a commitment for the sale of products in currency other than the U.S. dollar. The subsidiary neither holds nor issues financial instruments for trading purposes.

                        The forward transaction was signed for a period of seven months (until May 2001) for the sale of Turkish Liras in exchange for U.S. dollars. The national amount of the transaction is $ 515 thousand.


     NOTE 22:- SHAREHOLDERS' EQUITY

a.   Ordinary shares:

                    The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, to receive dividends and to participate in the excess of assets upon liquidation of the Company.

                    In July 1998, the Board of Directors decided to recommend to the general meeting to reduce the Company's capital by converting every ten Ordinary shares of NIS 1 nominal value each into one Ordinary share of NIS 1 nominal value each. On July 10, 1998, in an extraordinary meeting, a special resolution regarding the aforementioned capital reduction was accepted. On July 30, 1998, the Court approved the capital reduction. As of December 31, 2000, the capital reduction was not effected and the Company does not intend to implement it.

                    In February 1999, the Company's authorized share capital was increased by 20 million Ordinary shares of NIS 1 nominal value each to 61 million Ordinary shares of NIS 1 nominal value each.

                    In November 1999, a private placement of 3,150,000 Ordinary shares of NIS 1 nominal value each was completed for the proceeds of $ 764 thousand. In addition to the shares, the Company issued to an investor options which were exercised into shares during 2000, see b. below.

                    As for the conversion of debentures into shares, see Note
                    17.

b.   Stock options:

1. As for stock options (series D) which were issued within the framework of issuance of convertible debentures (series 3), see Note 17.

2. Options (series G) - 3,150,000 non-marketable options which were issued under a private placement (see a. above). Each option confer upon its optionee the right to purchase one Ordinary share of NIS 1 nominal value for NIS 1.

     During 2000, all of the options (series G) were exercised into 3,150,000 shares.

3. Options (series H) - 3,150,000 non-marketable options which were issued under a private placement (see a. above) are exercisable until September 2001. Each option confer upon its optionee the right to purchase one Ordinary share of NIS 1 nominal value for NIS 1.125.

4. Options (series I) - were issued to the Company's employees and CEO. Each option is exercisable into one Ordinary share of NIS 1 nominal value for NIS 1.35. In August 2000, all of the options were exercised into 1,550,000 shares. The exercise increment was financed by a non-recourse loan which the Company provided to its employees and CEO. The loan is in NIS, linked to the Israeli CPI and bears annual interest of 4%. The loan is repayable to the Company at the time when the employees exercise the shares.


     NOTE 23:- CHARGES

a. As a collateral for the subsidiaries' liabilities, real estate properties were mortgaged and fixed charges were placed on securities, rights to land, insurance rights, goodwill, share capital and receipts from customers. Floating charges were placed on the all of the subsidiaries' assets. In addition, part of the shares of subsidiaries were pledged.

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

                    As an additional collateral for payment of the debentures, the Company has undertaken to place a senior in priority specific charge on half of any amount added to its shareholders' equity from the exercise of the options (series D), if so exercised, by the holders of the debentures.

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

d. As collateral for the management of securities portfolio by the Company and the subsidiaries, the Company and the subsidiaries placed fixed charges in favor of banks and investment companies.

e. As collateral for the payment of a debt of $ 839 thousand, the Company placed a charge on 3,522 Ordinary shares of Sensotech (representing 16% of Sensotech's issued share capital) in favor of the companies from which the shares were acquired (see Note 18b).

f.   The balances of the secured liabilities are as follows:

                                                                                     December 31,
                                                                         -------------------------------------
                                                                              2000                 1999
                                                                         ----------------     ----------------
                                                                                     U.S. dollars
                                                                         -------------------------------------
                                                                                    (In thousands)

                     Credit from banks (see Note 13)                              906                1,518
                     Long-term liabilities (including current
                     maturities) (Notes 13, 17 and 18)                          5,708                3,795
                     Customer advances (see Note 16)                                -                  611
                                                                        -----------------    ----------------

                                                                                6,614                5,924
                                                                        =================    ================

g. As a collateral for its commitments for lease fees, the Company delivered two promissory notes to the lessor in the overall amount of $ 360 thousand.

                                                                                          ARYT INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------------


NOTE 24:- LINKAGE TERMS OF MONETARY BALANCES

                                                                    December 31, 2000
                                              ---------------------------------------------------------------
                                                                  In or
                                                Linked to       linked to
                                               the Israeli       foreign
                                                   CPI        currency (*)       Unlinked          Total
                                              --------------  --------------   --------------   -------------
                                                                      U.S. dollars
                                              ---------------------------------------------------------------
                                                                     (In thousands)
              ASSETS

              Cash and cash equivalents                 -           2,230              852            3,082
              Trade receivables                         -               -            3,120            3,120
              Other accounts receivable             2,847              76                8            2,931
              Long-term receivables                     -             103                -              103
                                               -------------   -------------    -------------    ------------

                                                    2,847           2,409            3,980            9,236
                                               =============   =============    =============    ============
              LIABILITIES

              Credit from banks and others              -             275              672              947
              Trade payables                            -              97            1,125            1,222
              Other accounts payable and
                 accrued expenses                       -             352            2,349            2,701
              Long-term liabilities                    30           5,677                -            5,707
                                               -------------   -------------    -------------    ------------

                                                       30           6,401            4,146           10,577
                                               =============   =============    =============    ============


              *)     Mainly the U.S. dollar.


(table continued)


                                                                       December 31, 1999
                                                ----------------------------------------------------------------
                                                                     In or
                                                  Linked to        linked to
                                                 the Israeli        foreign
                                                     CPI         currency (*)      Unlinked           Total
                                                --------------   --------------  --------------   --------------
                                                                          U.S. dollars
                                               -----------------------------------------------------------------
                                                                         (In thousands)
              ASSETS

              Cash and cash equivalents                   -               32           1,588            1,620
              Trade receivables                           -              604             984            1,588
              Other accounts receivable                   -                -             159              159
              Long-term receivables                       -                -               -                -
                                                 -------------    -------------   -------------    -------------

                                                          -              636           2,731            3,367
                                                 =============    =============   =============    =============
              LIABILITIES

              Credit from banks and others                -              725             793            1,518
              Trade payables                              -              116             703              819
              Other accounts payable and
                 accrued expenses                         -              351           2,013            2,364
              Long-term liabilities                       1            4,954               8            4,963
                                                 -------------    -------------   -------------    -------------

                                                          1            6,146           3,517            9,664
                                                 =============    =============   =============    =============


              *)     Mainly the U.S. dollar.

Final -- July 01, 2001

NOTE 25:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)
              a.       Cost of sales:

                       Materials                                              1,639             2,348             3,331
                       Labor costs                                            1,554             1,289             1,306
                       Subcontracted work                                       556               120               128
                       Other manufacturing expenses                             439               494               886
                       Deprecation                                              227               305               378
                                                                        --------------    --------------    --------------

                                                                              4,415             4,556             6,029
                       Decrease (increase) in inventory of
                          work in progress                                    1,591                 9              (176)
                       Decrease (increase) in inventory of
                       finished products                                        (68)              968              (788)
                                                                        --------------    --------------    --------------

                                                                              5,938             5,533             5,065
                                                                        ==============    ==============    ==============

              b.       Research and development costs, net:

                       Materials                                                180                33               182
                       Labor costs                                              461               438               545
                       Depreciation                                              54                47                48
                       Other expenses                                           163               377               167
                                                                        --------------    --------------    --------------

                                                                                858               895               942
                       Less - Government grants                                   -                50               163
                                                                        --------------    --------------    --------------

                                                                                858               845               779
                                                                        ==============    ==============    ==============

              c.       Selling and marketing expenses:

                       Wages and salaries                                       284               197               193
                       Commissions                                                -                 -                10
                       Advertisement                                             66                41                31
                       Others                                                     9               188               168
                                                                        --------------    --------------    --------------

                                                                                359               426               402
                                                                        ==============    ==============    ==============




                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                                          (In thousands)
              d.       General and administrative expenses:

                       Wages and salaries                                         699               535               547
                       Maintenance expenses                                       656               320               456
                       Professional consulting                                    548               380               381
                       Depreciation and amortization                              252               123                93
                       Other                                                      100                94               154
                                                                        --------------    --------------    --------------

                                                                                2,255             1,452             1,631
                                                                        ==============    ==============    ==============
              e.       Financial income (expenses), net:

                       Financial expenses in respect of
                          convertible debentures                                  (53)             (235)             (195)
                       Financial expenses in respect of
                          long-term loans                                        (327)             (201)             (365)
                       Gain from sale of marketable securities                 23,556                 -                 -
                       Income from bank deposits                                  322                25                91
                       Interest income and dividend                                99               124                 -
                       Other financial expenses including
                          translation differences                                (186)              (35)              (34)
                                                                        --------------    --------------    --------------

                                                                               23,411              (322)             (503)
                                                                        ==============    ==============    ==============
              f.       Other income (expenses), net:

                       Gain from sale of investment in affiliate                    -               968                 -
                       Gain from decrease of holdings in
                       investees                                                    -             1,257                 -
                       Capital gain (loss) from sale of
                          property and equipment                                   13                 9                (9)
                       Impairment of an investment (1)                            (75)                -                 -
                       Capital gain from exchange of the   right
                       to invest in Telegate shares into
                          Teryon  shares (2)                                   11,946                 -                 -
                                                                        --------------    --------------    --------------

                                                                               11,884             2,234                (9)
                                                                        ==============    ==============    ==============

                        (1) During 2000, the Company provided a convertible loan of $ 75 thousand to a start-up company. As the start-up company terminated, the loan was carried to the statement of operations and written off in full.

                        (2) See Note 1a3.

NOTE 26:- BUSINESS SEGMENTS AND SUPPLEMENTARY INFORMATION TO THE REVENUES ITEM

          a.   General:

               1. The Group companies operate in the three principal business segments: defense, technology and medical.

               2. All revenues and expenses are allocated directly to the business segments.

               3. In previous years, the Company's holdings and operations were in the military segment, excluding its holdings in an affiliate in the technology segment (see Note 1a3). During the year, the Company acquired companies which operate in diversified markets, hence increasing the group's business segments.

               4. The segment's assets include all the operating assets which are used by the segment and are composed mainly of cash, checks receivable, trade receivables, equipment and other assets. Most of these assets can be attributed to a specific segment, whereas the amounts for certain assets which are used together by two segments or more are attributed to the segments on a reasonable basis. The segment's liabilities do not include accrued severance pay. The segment's assets and liabilities do not include deferred taxes.

               5. This data is presented in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", which the Company has retroactively adopted for all periods presented.

          b.   Information by business segments:

                                                                   Year ended December 31, 2000
                                        -----------------------------------------------------------------------------------
                                           Defense        Technology        Medical         Adjustments          Total
                                        --------------   --------------  --------------   -----------------  --------------
                                                                           U.S. dollars
                                        -----------------------------------------------------------------------------------
                                                                          (In thousands)
Revenues:
Revenues from external customers               7,638                -               -                -              7,638
Revenues from services provided                    -               38               5                -                 43
Revenues from intra group services
provided                                         235                -               -             (235)                 -
                                        --------------   --------------  --------------   -----------------  --------------

Total revenues                                 7,873               38               5             (235)             7,681
                                        ==============   ==============  ==============   =================  ==============

Segment results (*)                             (490)              38               5                -               (447)
                                        ==============   ==============  ==============   =================
General corporate expenses -
unallocated                                                                                                        (1,282)
                                                                                                             --------------
Operating loss                                                                                                     (1,729)
Financial expenses - attributed (**)                           28,015                                              28,015
Financial expenses, net -                                                                                          (4,604)
unattributed
Other expenses - attributed (**)                               11,871                                              11,871
Other expenses - unattributed                                                                                          13
Equity in losses of affiliates                                   (368)            (46)                               (414)
Minority interest in subsidiaries                                                                                      17
Taxes on income                                                                                                    (8,594)
                                                                                                             --------------

Net income for the year                                                                                            24,575
                                                                                                             ==============

                     *) Segments results - segment's revenue net segment's cost.

                         Segment's cost - cost resulting from the segment's operating activities which contribute directly to the segment and the relevant portion of cost which can be attributed to the segment on a reasonable basis, including cost related to sales to external customers and intersegment expenses. Segment's cost includes financial expenses if they can be attributed to the segment.

                     **) Gains from sale of investment in affiliate (see Note
                         1a3) and Loss from write down of investment (see Note
                         25).

          Additional information:

                                                                   Year ended December 31, 2000
                                        -----------------------------------------------------------------------------------
                                           Defense        Technology        Medical         Adjustments          Total
                                        --------------   --------------  --------------   -----------------  --------------
                                                                           U.S. dollars
                                        -----------------------------------------------------------------------------------
                                                                          (In thousands)

Segment assets (*)                            11,006             421                                               11,427
Investment in investees presented
using the equity method of
accounting                                                     2,032           702                                  2,734
Minority indebtedness                            (22)             87                                                   65
Corporate assets - unattributed                                                                                    21,048
                                                                                                             --------------

Total consolidated assets                                                                                          35,274
                                                                                                             ==============

Segment liabilities (*)                        9,323           1,269                            (3,381)             7,211
Corporate liabilities - unattributed                                                                                3,839
                                                                                                             --------------

Total consolidated liabilities                                                                                     11,050
                                                                                                             ==============

Capital investments                              349           2,412           750                                  3,511
                                                                                                             ==============

Segment's depreciation and
amortization                                     391               4                                                  395
                                                                                                             ==============

Depreciation and amortization -
unattributed                                                                                                          153
                                                                                                             ==============

                     *) Segment's assets - operating assets which are used by the segment for its operating activity and that are either attributed directly to the segment or that can be allocated to the segment on a reasonable basis.

                         Segments' liabilities - operating liabilities which derive from the segment's manufacturing activity and that either contribute directly to the segment or that can be allocated to the segment on a reasonable basis.

                         Capital investments - the costs involved during the year for the acquisition of the segment's assets which are to be used over more than one reportable year.

          c.   Revenues from sales and services provided:

               1. The following presents total revenues and long-lived assets for the years ended December 31, 2000, 1999 and 1998, in which, revenues are based on the customer's location:

                                             2000                          1999                          1998
                                 ----------------------------- -----------------------------  ----------------------------
                                                    Long-                         Long-                          Long-
                                    Total           lived          Total          lived          Total           lived
                                   revenues        assets        revenues         assets        revenues        assets
                                 -------------  -------------- --------------  -------------  -------------  --------------
                                                                       U.S. dollars
                                 -----------------------------------------------------------------------------------------
                                                                      (In thousands)

                     Israel           6,545          7,967          5,533           1,908          4,518          4,531
                     Asia               854              -          1,083               -            837              -
                     Europe             282              -            425               -            718              -
                                 -------------  -------------- --------------  -------------  -------------  --------------

                                      7,681          7,967          7,041           1,908          6,073          4,531
                                 =============  ============== ==============  =============  =============  ==============

               2.   Major customer data:

                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------

                              Sales to customer A                             5,224             3,352             2,696
                                                                        ==============    ==============    ==============

                              Percentage of total sales                       68.4%             47.6%           44.4%
                                                                        ==============    ==============    ==============

                              Sales to customer B                               802             1,591             1,621
                                                                        ==============    ==============    ==============

                              Percentage of total sales                       10.5%             22.6%           26.7%
                                                                        ==============    ==============    ==============

                              Sales to customer C                                 -             1,084               838
                                                                        ==============    ==============    ==============

                              Percentage of total sales                           -            15.4%            13.8%
                                                                        ==============    ==============    ==============

                              Sales to customer D                               848                 -                 -
                                                                        ==============    ==============    ==============

                              Percentage of total sales                       11.1%                 -                 -
                                                                        ==============    ==============    ==============

                     3.     Revenues from services provided (see Note 21b2):

                              Revenues from services provided
                              included in the consolidated
                              statements of operations                             43                 -                 -
                                                                        ==============    ==============    ==============

NOTE 27:- EARNINGS (LOSS) PER SHARE

a.   Number of shares and income (loss) used in the computation of earnings
     (loss) per share:

                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
                       Basic and diluted loss (in U.S. dollars
                          in thousand):

                       Income (loss), as reported in the
                          statement of operations                              24,575            (1,866)           (3,066)
                                                                        ==============    ==============    ==============

                       Income (loss) used in computation of
                          basic income (loss)                                  24,666            (1,777)           (3,066)
                                                                        ==============    ==============    ==============
                       Income (loss) used in computation of
                          diluted income (loss)                                24,884            (1,777)           (3,066)
                                                                        ==============    ==============    ==============

                       Number of shares:

                       Weighted average number of shares
                          used in the computation (in
                       thousands):                                             43,000            28,930            27,514
                       Add -
                          Securities which are likely to be
                       exercised                                                    -             4,642                 -
                                                                        --------------    --------------    --------------

                       Number of shares used in the
                       computation of basic income (loss)
                          (in thousands):                                      43,000            33,572            27,514
                       Add -
                          Effect of convertible securities whose
                       conversion is unlikely (in thousands)                    5,872                 -                 -
                                                                        --------------    --------------    --------------

                       Number of shares used in the
                       computation of diluted income (loss)
                          (in thousands):                                      48,872            33,572            27,514
                                                                        ==============    ==============    ==============

                       Computed interest rate used in
                          capitalizing payments linked
                          to the U.S. dollar                                        6%                6%                5%
                                                                        ==============    ==============    ==============

                       Computed interest rate used in
                          capitalizing NIS payments                             7.5%                 10%           12.5%
                                                                        ==============    ==============    ==============

NOTE 28:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a. In November 1997 and April 1998, the Company received loans from a then shareholder, Yorocal Investments and Development Ltd. ("Yorocal"), in the amount of $ 958 and $ 51 thousand, respectively. The loans bear interest of prime + 3% and are repayable immediately upon request. The loans may be converted immediately into the Company's shares upon the lender's request.

     In March 2000, the Company repaid the loans.

b. As for the allocation of 700,000 options (series I) to the CEO, see Note 22b(4).

c. In August 2000, 700,000 options which were allocated to the CEO (see b. above) were exercised into 700,000 shares. The exercise increment was financed by a loan of $ 234 thousand which the Company extended to the CEO, see Note 22b4.

d.   As for the employment contract of the CEO, see Note 21b(2).

e.   Transactions with related parties:

                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2000              1999              1998
                                                                          --------------    --------------    --------------
                                                                                            U.S. dollars
                                                                          --------------------------------------------------
                                                                                           (In thousands)
                       1.     Cost of sales, selling, general, and
                              administrative expenses and
                              financial expenses:

                              Management fees and rental
                              payments from affiliates                          (71)             (360)             (316)
                              Salary and related benefits to
                              the CEOs of the Group                             457               262               255
                              Directors' fees (7 directors)                     104                26                29
                              Reimbursement of affiliates and
                              shareholder for financial  expenses,
                              net (1)                                            75               146               (17)
                                                                        --------------    --------------    --------------

                                                                                565                74               (49)
                                                                        ==============    ==============    ==============

                              (1)    Is not a shareholder as of the date of the financial statements.

                                                                                                   December 31,
                                                                                          --------------------------------
                                                                                              2000              1999
                                                                                          --------------    --------------
                                                                                                   U.S. dollars
                                                                                          --------------------------------
                                                                                                  (In thousands)
                       2.     Balances with related parties:

                              Debit balance (see Notes 7 and 10)                                  86                 2
                                                                                          ==============    ==============

                              The highest debit balance during the year                          112               891
                                                                                          ==============    ==============

                              Credit balance (see Notes 15 and 18)                               400             1,518
                                                                                          ==============    ==============


NOTE 29:- SUBSEQUENT EVENTS

a. In January 2001, Amcoram, a wholly-owned subsidiary, distributed to the Company dividend of $ 1,161 thousand.

b. In January 2001, the Company invested $ 1,161 thousand in Amcoram, a subsidiary (100%), in exchange for 100 Ordinary shares of NIS 1 par value each (see a. above).

c. In January 2001, the Company acquired for $ 1,250 thousand 100% interest in Towton Ltd. (a foreign company). This acquisition entitles the Company, indirectly, to the rights to 50% of the issued share capital of ElscinTec Systems Ltd. ("ElscinTec"). In the context of this transaction, the Company provided to ElscinTec guarantees in the scope of $ 1,250 thousand for three years.

     ElscinTec is engaged in the development, manufacture and marketing of mammography systems for the detection and diagnosis of breast cancer to the international marketplace.

d. In January 2001, the Company accepted a resolution to sell the subsidiaries, Reshef and Amcoram, to a subsidiary Aryt Systems (see Note 9c(4)), by allocation of shares so that after the allocation, the Company will hold in 89% of the issued and outstanding share capital of Aryt Systems. In addition, the Company and Aryt Systems entered into a management agreement whereby the Company will provide to Aryt Systems office and logistic services, management fees, consulting services, extension of loans services, collaterals and services for the lease of facility. The above resolutions are pending the approval of the general meeting and approval of the Tel Aviv Stock Exchange Ltd. to list for trade the shares to be allocated to the Company, as detailed above (see unaudited subsequent events).

e. In February 2001, a subsidiary, Voice Diary, pledged in favor of the Company all its holdings in inventory which was purchased in order to manufacture voice diaries of several types, as collateral for the repayment of all the loans that the Company extended to Voice Diary in relation to the authorization of credit, as mentioned in Note 9c(3). In addition, in February 2001, the Company provided additional amount of $ 30 thousand to Voice Diary on account of the authorization of credit.

f. In February 2001, the Company exercised its option to increase its holdings in the affiliate, Sensotech, in exchange for $ 1 million (see
     Note 9c(3)). Subsequent to the exercise of the option, the Company holds in 53% of Sensotech's share capital.

g. In March 2001, the transaction between Reshef (a subsidiary) and Kaf Mem Fuses Engineering (Soltam) Ltd. ("Kaf Mem") and a subsidiary of Soltam Systems ("Soltam") was completed, as detailed in Note 9c(1). According to the agreement, Reshef acquired Kaf Mem business in the filed of electronic fuses including product contracts, know-how, order backlog and proprietary rights in exchange for $ 300 thousand.

     In addition, the transaction between Reshef and Soltam according to which Reshef will allocate to Soltam its shares in exchange for $ 300 thousand was completed. So that after the allocation is effectuated, Soltam will hold in 10% of Reshef's share capital.

     Soltam was also granted the option to acquire additional 10% of Reshef's shares in exchange for $ 500 thousand. The option is exercisable over 6 years. Soltam was also granted the option to increase its overall interest up to 50% of Reshef's share capital, however, not more than Aryt's share in Reshef based on the results of the marketing activity of Soltam for Reshef. The option is exercisable over 6 years.

h. In February 2001, Aryt exercised the option it had to invest additional $ 300 thousand in Officecore, so that after the exercise of said option, the Company holds in 45% of Officecore's share capital.

i. Subsequent to the balance sheet date, the quoted market price for the Company's investment in marketable securities declined by $ 0.67 million.

SUBSEQUENT EVENTS (UNAUDITED)

a. In June 2001, the transaction mentioned in d. above has been approved by the general meeting of the shareholders of Aryt Systems and by the Tel-Aviv Stock Exchange and the shares of Aryt Systems have been allocated.

b. In May 2001, the Company and certain shareholders of C.T.S. formed a new private company - Sky Dart Ltd.

     C.T.S. assigned all of its intellectual property of Sky Dart for the amount of $ 30 thousand and Sky Dart entered into an agreement with C.T.S. granting back to C.T.S. the rights to exploit such intellectual property for all military applications for the amount of $ 15 thousand.

     In conjunction with the establishment of Sky Dart, Amcoram and C.T.S. amended their Agreement by eliminating Amcoram's obligation to invest $ 300,000 in C.T.S. Instead, Aryt has agreed to invest, directly or indirectly, up to $ 300,000 in the aggregate in C.T.S. and/or Sky Dart, if and to the extent, that the Board of Directors of CTS and/or Sky Dart determine that such funds are required. As of June 27, 2001, no funds have as of yet been requested.

     The Company hold 51% of the share capital of Sky Dart.

NOTE 30:- DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

     The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

     a.   Accrued severance pay:

The amounts funded in regard to liabilities in respect of employee rights upon retirement are presented as a deduction from the liabilities in Note 19, whereas according to U.S. GAAP, such amounts funded would be presented in the balance sheet as long-term assets.

The amounts funded in regard to liabilities in respect of employee rights upon retirement as of December 31, 2000 and 1999, are $ 479 thousand and $ 488 thousand, respectively.

     b.   Treatment of deferred taxes on income:

          Under the Israeli Law for Encouragement of Capital Investments, 1959, companies which own an "approved enterprise" and are entitled to investment grants (see Note 11b), are generally taxed at a rate of 25% of attributable income during "the period of benefits".

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

          The effect of providing deferred taxes on the undistributed tax exempt profits of an "approved enterprise", assuming either the sale of the subsidiary or its liquidation, was in 2000 and 1999 in the amount of $ 0 and $ 56 thousand, respectively, and an increase (decrease) in tax on income in 2000, 1999 and 1998 in the amounts of $ (56), $ 218 thousand and $ (245) thousand, respectively.

     c.   Comprehensive income:

          Under Israeli GAAP, these specific income components are recorded in the Company's statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component.

          Under Statement of Financial Accounting Standard Board ("SFAS") No. 130, "Reporting Comprehensive Income", the Company should include and display specific income component as part of the shareholders' equity. As applicable to the Company's financial statements, these differences are immaterial.


     d.   Earnings per share:

          According to Israeli GAAP (Opinion No. 55) the dilutive effect of options, warrants and other convertible securities is included in the computation of primary net income per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

          According to U.S. GAAP basic net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

     e.   Convertible debentures:

          1.   Convertible debentures issued with detachable option:

               According to U.S. GAAP, a portion of the proceeds from the issued convertible debentures with a detachable option is allocated to the option, based on relative market prices at date of issuance and accounted for as additional paid-in capital. Such allocation results in the recording of a discount in the convertible debentures that is amortized by the interest method over the term of the debt securities.

               In accordance with Israeli accounting principles, the proceeds received are allocated based on the par value of the option.

               The differences in amortization of issuance expenses for debenture according to Israeli and U.S. GAAP is immaterial.

          2.   Non-detachable conversion feature:

               Under U.S GAAP debt securities with a nondetachable conversion feature that is "in the money" at the date of issue ("beneficial conversion feature") should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the date of issuance as the difference between the conversion price and the fair value of the ordinary shares into which the security is convertible, multiplied by the number of shares into which the security is convertible and would be amortized over the conversion term. Furthermore, under U.S GAAP, convertible notes will be classified as liabilities until they are converted.

               Under Israeli GAAP, convertible notes are classified in the balance sheet based on the tests defined in Opinion 53. Convertible notes that are not considered to be exercised to equity under those tests will be classified as long-term loans based on their commitment value, otherwise those loans will be classified between the long-term liabilities and the equity based on the higher between their commitment value and their fair value.

          3.   Extinguishment of convertible debt:

               Under U.S. GAAP, according to APB 26 "Early Extinguishment of Debt", the difference between the cash acquisition price of the debt and its net carrying amount should be recognized currently in income in the period of extinguishment as losses or gains. Under Israeli GAAP such gain or loss is attributed to additional paid capital.


     f.   Effect of inflation:

          The Company, in accordance with Israeli GAAP, comprehensively includes the effects of price level changes in the accompanying financial statements as described in Note 2. As permitted by the United States Securities and Exchange Commission rules for foreign private issuers whose financial statements comprehensively include the effects of price level changes, price level adjustments have not been reversed in the accompanying reconciliation of Israeli accounting principles to U.S. accounting principles.

     g.   Equity in affiliates and subsidiaries:

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

     h.   Minority interest in debit:

          In accordance with Israeli GAAP minority interest in subsidiary's deficiency is included in the balance sheet as part of the Company's assets.

          According to U.S. GAAP, minority interest in subsidiary's deficiency should be included in the balance sheet as mezzanine finance presented between total liabilities and shareholders' equity.

     i.   Treatment of marketable securities:

          Marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli accounting principles. Realized and unrealized gains or losses from securities classified as a "current investment" in accordance with Israeli GAAP are reflected in the statements of operations. Proceeds from sale of marketable securities are presented in investing activities in the statements of cash flow.

          For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date, that its marketable securities should be classified as trading securities and stated at fair value, with unrealized gains and losses, reported in the statement of operations. According to U.S. GAAP, proceeds from sale of marketable securities held for trading should be included as an adjustment to reconcile net income (loss) to net cash provided by operating activities.

          Presentation of income taxes in the statements of cash flows:

          Under Israeli GAAP, income taxes paid in respect of the realization of Telegate were allocated to investing transactions.

          Under U.S. GAAP, all income taxes paid must be classified as operating cash outflows.

          The effect of the differences between Israeli and U.S. GAAP described above, results an increase in net cash provided by operating activities is in the amount of $ 9,614 thousand for the year ended December 31, 2000, and the decrease in net cash provided by investing activities is in the amount of $ 9,614 thousand.

     j. Presentation of pro-forma information in respect of business combinations:

          U.S. GAAP requires disclosure of the following supplemental information on a pro forma basis in the notes to the financial statements of an acquiring enterprise for the period in which a purchase business combination occurs:

          1. Results of operations for the current period, as though the enterprises had combined at the beginning of the period.

          2. Results of operations for the immediately preceding period, as though the enterprises had combined at the beginning of that period.

          Under Israeli GAAP, such disclosure is not required.

          The following represents the unaudited pro-forma under U.S. GAAP, results of operations for the years ended December 31, 1999 and 2000, assuming that the Voice Diary acquisition (see note 9b) had been consummated as of January 1, 1999 and January 1, 2000, respectively:

                                                                                                 December 31,
                                                                                   -----------------------------------------
                                                                                         2000                   1999
                                                                                   ------------------     ------------------
                                                                                                 U.S. dollars
                                                                                   -----------------------------------------
                                                                                             (In thousands except
                                                                                               per share date)

                     Revenues                                                               7,727                  7,188
                                                                                   ==================     ==================

                     Net income (loss)                                                     25,387                 (2,080)
                                                                                   ==================     ==================

                     Basic net income (loss) per share                                      0.64                  (0.07)
                                                                                   ==================     ==================

                     Diluted net income (loss) per share                                    0.58                  (0.05)
                                                                                   ==================     ==================

     k.   Shares against loans to employees:

          According to Israeli GAAP compensation expenses of shares issued to employee are not recognized.

          According to U.S. GAAP Compensation expenses should be measured and recorded in accordance with EITF 95-16 "Accounting for Stock Compensation Agreement with Employer Loan Features under APB 25".

          Due to the fact that the loans granted to the employees for the acquisition of Company's share bear variable interest and the loans are secured only by charge of the shares, a variable plan accounting is applied. As the market price declined below the original purchase price, no compensation expenses were recorded in the year 2000. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date. The pro-forma disclosure required by SFAS 123, is not provided due to immateriality.

     l.   Foreign Currency translations of equity method investment:

          According to Israeli GAAP the financial statements of an entity reported using the equity method of accounting, whose functional currency is not the NIS have been translated into NIS in accordance with Interpretations No. 8 and No. 9 to opinion No. 36. Statements of operation amounts have been translated using the exchange rate in effect at the balance sheet date.

          According to US GAAP statement of operations amounts should be translated in accordance with FASB statement No. 52 "Foreign Currency Translation", using the average exchange rate for the year. As applicable to the Company's financial statements, these differences are immaterial.

     m.   Impact of recently issued accounting standards:

          In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company is required to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on the Company's derivative positions at December 31, 2000, the Company estimates that the adoption of the new Statement will not have a significant effect on earnings or the financial position of the Company.

     n.   Classification of Chief Scientist royalties expenses:

          According to Israeli GAAP, Chief Scientist royalties expenses are presented in the statements of operations as research and development cost in the amount of $ 120 thousand, $ 90 thousand and $ 104 thousand for the years ended December 31, 2000, 1999 and 1998, respectively.

          According to U.S. GAAP, Chief Scientist royalties expenses should be presented as cost of sales.

     o. The effect of the material differences between Israeli and U.S. GAAP of the abovementioned items on the financial statements is as follows:

          1.  On consolidated statements of operations:


                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                              (In thousands except per share data )
                            Profit (loss) as reported according
                               to Israeli GAAP                               24,575            (1,866)           (3,066)
                            Financial expenses                                  161                13                36
                            Other income                                      1,041                 -                 -
                            Deferred taxes on income                             56              (218)              245
                            Equity in losses of affiliates                        -               149               149
                                                                         --------------    --------------    --------------

                            Profit (loss) according to U.S.
                               GAAP                                          25,511            (1,948)           (2,708)
                                                                         ==============    ==============    ==============

                            Basic earnings (losses) per Ordinary share:
                              From continuing operations:
                              As reported according to Israeli
                            GAAP                                               0.57              (0.05)            (0.15)
                                                                         ==============    ==============    ==============

                              As per U.S. GAAP                                 0.64              (0.07)            (0.14)
                                                                         ==============    ==============    ==============

                              From discontinued operations:
                              As reported according to Israeli
                            GAAP                                               -                  -                 0.04
                                                                         ==============    ==============    ==============

                              As per U.S. GAAP                                 -                  -                 0.04
                                                                         ==============    ==============    ==============

                            Basic earnings (losses) per
                            Ordinary shares:
                            As reported according to Israeli    GAAP
                                                                               0.57              (0.05)            (0.11)
                                                                         ==============    ==============    ==============


                            As per U.S. GAAP                                   0.64              (0.07)            (0.10)
                                                                         ==============    ==============    ==============








                                                                                     Year ended December 31,
                                                                        ---------------------------------------------------
                                                                             2000              1999              1998
                                                                        ---------------   ---------------   ---------------
                                                                                           U.S. dollars
                                                                        ---------------------------------------------------
                                                                              (In thousands except per share data )

                            Diluted earnings (losses) per Ordinary share:
                              From continuing operations:
                              As reported according to Israeli
                            GAAP                                              0.51              (0.05)            (0.15)
                                                                        ==============    ==============    ==============

                              As per U.S. GAAP                                0.58              (0.07)            (0.14)
                                                                        ==============    ==============    ==============

                              From discontinued operations:
                              As reported according to Israeli
                            GAAP                                              -                  -                 0.04
                                                                        ==============     ==============    ==============


                              As per U.S. GAAP                                -                  -                 0.04
                                                                        ==============    ==============    ==============

                            Diluted earnings (losses) per
                            Ordinary shares:
                            As reported according to Israeli
                            GAAP                                              0.51              (0.05)            (0.11)
                                                                        ==============     ==============    ==============


                            As per U.S. GAAP                                  0.58              (0.07)            (0.10)
                                                                        ==============    ==============    ==============





2.                   The  following  table sets  forth the  computation  of  historical basic and diluted earnings (net loss) per share:
                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                 2000            1999             1998
                                                                            ---------------  --------------  ---------------
                                                                                             U.S. dollars
                                                                            ------------------------------------------------
                                                                                            (In thousands)
                            Numerator:
                              Net income (loss)                                $  25,511        $  (1,948)      $  (2,708)
                                                                            ===============  ==============  ===============
                              Numerator for basic earnings (net loss)
                            per net - income (loss) available to
                            Ordinary shareholders                              $  25,499        $  (1,948)      $  (2,708)
                                                                            ===============  ==============  ===============
                              Numerator for diluted earnings (net loss) per
                            share - net income (loss) available to Ordinary
                            shareholders
                            after assumed conversions                          $  25,656        $  (1,940)      $  (2,708)
                                                                            ===============  ==============  ===============
                            Denominator:
                              Denominator for basic earnings (net
                            loss) per share - weighted - average
                            shares                                                39,969           28,929          27,514
                                                                            ---------------  --------------  ---------------
                              Effect of dilutive securities:
                               Convertible debentures                              2,896            2,547     (*)       -
                               Options                                             1,078      (*)       -     (*)       -
                                                                            ---------------  --------------  ---------------

                              Dilutive potential Ordinary Shares                   3,974            2,547               -
                                                                            ---------------  --------------  ---------------
                              Denominator for diluted earnings (net
                            loss) per share                                       43,943           31,476          27,514
                                                                            ===============  ==============  ===============

              (*)  Antidilutive.



                     3.     On consolidated balance sheet items:
                                                                                 December 31,
                                                                   2000                                  1999

                                                                               As per        As                       As per
                                                      As       Adjustment       U.S.      reported                    U.S.
                                                   reported                     GAAP                  Adjustment      GAAP
                                                                                 U.S. dollars
                                                                                (In thousands)
                     Investment in affiliate             -            -               -        680      (1,041)           (361)
                     Severance pay fund                  -          479             479          -         488             488
                     Deferred charges, net              36           (7)             29         51          (7)             44
                     Minority indebtedness              65          (65)              -          -           -               -
                     Total assets                   35,274          407          35,681      9,331        (560)          8,771
                     Deferred taxes on income            -            -               -          -          56              56
                     Convertible debentures          1,698         (118)          1,580      2,122        (148)          1,974
                     Accrued severance pay             411          479             890        368         488             856
                     Minority interest                   -          (65)            (65)         -           -               -
                     Total liabilities              11,050          296          11,346     10,330         396          10,726
                     Additional paid-in             11,877          315          12,192     11,693         190          11,883
                     capital
                     Accumulated deficit               726         (204)            522    (23,849)     (1,140)        (24,989)
                     Shareholders' equity           24,224          111          24,335       (999)     (1,330)         (2,329)






                                                                                             December 31, 2000
                                                                                    -------------------------------------
                                                                                             Shares conferring
                                                                                    -------------------------------------
                                                                                         Voting             Rights to
                                                                                         rights              profits
                                                                                    -----------------    ----------------
                                                                                           %                    %

                                                                                    -----------------    ----------------
a.       Subsidiaries:
         Reshef Technologies Ltd.                                                          100                  100
         Amcoram Ltd.                                                                      100                  100
         C.T.S. Combat Training Simulation Ltd.                                             51                   51
         Aryt Systems Ltd. (formerly: Ram-Zur Industries Ltd.)                              63                   63
         Voice Diary Ltd.                                                                   64                   64

b.       Affiliates:

         SygMed Ltd.                                                                        21                   21
         Officecore.com Ltd.                                                                30                   30
         Sensotech Ltd.                                                                     41                   41

c.       Inactive companies:

         G.S.T. Ltd.                                                                       100                  100
         D.T. Industries Inc. (through G.S.T.)                                             100                  100
         Indofinance Inc. (through G.S.T.)                                                 100                  100





                                              - - - - - - - - - - - -

HAIM HILEROWITZ - C.P.A.
60 Weizmann St.
Kfar-Saba 44250

Tel: (09) 767-7556
Fax: (09) 767-7616



                    AUDITORS' REPORT TO THE SHAREHOLDERS OF

                                SYGMED LIMITED


I have audited the accompanying balance sheets of SYGMED Limited ("The Company") as of December 31, 2000 and 1999, and the related statements of income, changes in equity and cash flows for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance - 1973). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         The financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

         A summary of the financial statements in nominal (historical) Israeli shekels, which served as a basis for the adjusted statements, is presented in note 23.


In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations, the changes in equity and in its cash flows for each of the three years ended, December 31, 2000 in conformity with generally accepted accounting principles. Furthermore, in my opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) - 1993.

This opinion replaces the opinion, which was given on Feb 19, 2001.


                             (I) HAIM HILEROWITZ


                                                                 C.P.A.
     Kfar-Sava, Israel

March 22, 2001.

HOCH DORON ANUKOV
CERTIFIED PUBLIC ACCOUNTANT

155 Bialik St.
Ramat Gan, 52523
Tel.: (03) 751-0814
Fax: (03) 751-0815



                    AUDITORS' REPORT TO THE SHAREHOLDERS OF
                              OFFICECORE.COM LTD.


We have audited the accompanying balance sheets of officecore.com LTD. (the "Company") as of December 31, 2000 and the related statements of income, changes in equity and cash flows for year ended December 31, 2000. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of their operations, the changes in its equity and the cash flows for the year ended December 31, 2000 in conformity with accounting principles in Israel generally accepted

As explained in note 2, the above mentioned financial statements are stated in values adjusted for the change in the general purchasing power of the Israeli currency, in accordance with opinions of the institute of certified public accountants in Israel.



Ramat-Gan
15 March 2001

                                   Hoch Doron Anukov
                           Certified Public Accountant (Isr.)

Item 18.          FINANCIAL STATEMENTS

                  See Item 17.


                 (Remainder of page intentionally left blank)

Item 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number             Exhibit

         1.1               Memorandum of Association(1).
         1.2               Articles of Association(1).
         2.1               Registrant's Series 3 Convertible Debentures, dated February, 1997(1).
         2.2               Registrant's Series 4 Debentures, dated February, 1999, to Excellence Investments Ltd.
                           and Tamar Central Pension Fund and other investors(2).
         2.3               Registrant's Series 5 Convertible Debentures, dated December 1998(2).
         4.1               Share Purchase Agreement between Terayon Communications Inc., Telegate Ltd., Aryt
                           Industries and others, and Amendment No.1(2)
         4.2               Summary of 7 Haplada St., Or Yehuda Lease Agreement (November 7, 2000).
         4.3               Or Yehuda Lease Agreement, dated November 7, 2000, between owners and the Registrant.(3)
         4.4               Sderot Lease Agreements(2)
         4.5               Summary of Sderot Lease Agreement(2)
         4.6               Registrant's Series 7 Warrant.(2)
         4.7               Registrant's Series 8 Warrant.(2)
         4.8               Registrant's Series 9 Warrant.(2)
         4.9               Share Purchase Agreement, dated April 2000, between Sensotech and the Registrant.
         4.10              Share Purchase Agreement, dated May 2000, between Officecore.com and the Registrant.
         4.11              Share Purchase Agreement, dated November 2000, between SygMed and the Registrant.
         4.12              Share Purchase Agreement, dated January 2001, between ElscinTec and the Registrant.
         4.13              Share Purchase Agreement, Assets Purchase Agreement and Shareholders Agreement dated March
                           1, 2001, between Reshef, Soltam, K.M. and the Registrant.(3)
         4.14              Summery of Share Purchase Agreement, Assets Purchase Agreement and Shareholders Agreement
                           dated March 1, 2001, between Reshef, Soltam, K.M. and the Registrant.
         4.15              Share Purchase  Agreement  between First Isratech Fund L.P.,  First Isratech LLC and First
                           Isratech Norway A.S. and the registrant dated, December 17, 2000.
         4.16              Share Purchase Agreement, dated October 17, 2000, between Aryt Systems and the Registrant.(3)
         4.17              Summery of Share Purchase Agreement, dated October 17, 2000, between Aryt Systems and the Registrant.

6.       Explanation of Earnings Per Share Calculation Information - see Note 27 to Financial Statements
7.       Explanation of Ratio of Earning to Fixed Charges etc. - NA
8 .      List of Subsidiaries
10.      Additional exhibits - None

-------------------------
1 Previously filed with Aryt Industries Form 20-F, and incorporated by reference herein.
2 Previously filed with Aryt Industries Form 20-F for the year ended
December 31, 1999 and incorporated by reference herein.
3 Copies in Hebrew to be filed in paper form by mail.

                                  SIGNATURES


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                  ARYT INDUSTRIES, LTD.



                  By: __________________________
                  Name: Shmuel Bachar
                  Title: Chief Executive Officer
                  Date: June 29, 2001



EXHIBIT 8         LIST OF SUBSIDIARIES (as of June 28, 2001)
------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                 SUBSIDIARIES AND AFFILIATES                          PERCENTAGE                   JURISDICTION
                                                                                                        OF
                                                                                                  INCORPORATION

----------------------------------------------------------------------------------------------------------------------
                      Military Division
----------------------------------------------------------------------------------------------------------------------
Aryt Systems Ltd.                                                        89%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
Amcoram Ltd.*                                                            100%                         ISRAEL
----------------------------------------------------------------------------------------------------------------------
Reshef Technologies Ltd.*                                                90%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
C.T.S. (Combat Training Simulation), Ltd.**                              51%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
                     Technology Division
----------------------------------------------------------------------------------------------------------------------
Officecore.com  Ltd.                                                     45%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
Voice Diary Ltd.                                                         64%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
Sensotech Ltd.                                                           53%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
Sky Dart Ltd.                                                            51%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
                      Medical Division
----------------------------------------------------------------------------------------------------------------------
SygMed Ltd.                                                              21%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------
ElscinTec Ltd. ***                                                       50%                          ISRAEL
----------------------------------------------------------------------------------------------------------------------


* On June 28, 2001, Aryt Systems, Ltd. acquired all of our shares in Amcoram, Ltd. and Reshef Technologies, Ltd.pursuant to which our holdings in Aryt Systems has been increased to approximately 89%. See Military Division-Amcoram for a description of the transaction.
** A 51% subsidiary of Amcoram, Ltd.
*** Held indirectly through an intermediary holding company, Towtown Ltd., which holds 50% of ElscinTec Holdings, Ltd. which in turn holds all of the share capital of ElscinTec Systems, Ltd.